2025 FINANCIALS



HECLA MINING COMPANY FORM 10-K

Hecla
MINING COMPANY

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____.

Commission file No. 1-8491

HECLA MINING COMPANY
(Exact name of registrant as specified in its Charter)

Delaware	**77–0664171**
State or Other Jurisdiction of Incorporation or Organization	I.R.S. Employer Identification No.

6500 N. Mineral Drive, Suite 200 Coeur d'Alene, Idaho	**83815-9408**
Address of Principal Executive Offices	Zip Code

208-769-4100
Registrant's Telephone Number, Including Area Code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, par value $0.25 per share	HL	New York Stock Exchange
Series B Cumulative Convertible Preferred Stock, par value $0.25 per share	HL-PB	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ✔ No __

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes __ No ✔

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ✔ No __

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ✔ No __

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
Emerging growth company ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ✔

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐

The aggregate market value of the registrant's voting Common Stock held by non-affiliates was $3,940,331,126 as of June 30, 2025. There were 663,074,925 shares of the registrant's Common Stock outstanding as of June 30, 2025, and 670,349,801 shares outstanding as of February 12, 2026.

Documents incorporated by reference herein:

To the extent herein specifically referenced in Part III, the information contained in the Proxy Statement for the 2026 Annual Meeting of Shareholders of the registrant, which will be filed with the Commission pursuant to Regulation 14A within 120 days of the end of the registrant's 2025 fiscal year, is incorporated herein by reference. See Part III.

TABLE OF CONTENTS

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

Certain statements contained in this report (including information incorporated by reference) are "forward-looking statements" and are intended to be covered by the safe harbor provided for under Section 27A of the Securities Act of 1933, as amended ("Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Our forward-looking statements include our current expectations and projections about future production, results, performance, prospects and opportunities, including reserves and resources. We have tried to identify these forward-looking statements by using words such as "may," "might," "will," "expect," "anticipate," "believe," "could," "intend," "plan," "estimate," "project" and similar expressions. These forward-looking statements are based on information currently available to us and are expressed in good faith and believed to have a reasonable basis. However, our forward-looking statements are subject to a number of risks, uncertainties and other factors that could cause our actual production, results, performance, prospects or opportunities, including reserves and resources, to differ materially from those expressed in, or implied by, these forward-looking statements.

These risks, uncertainties and other factors include, but are not limited to, those set forth under Item *1A. Risk Factors* and *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations*. Given these risks and uncertainties, readers are cautioned not to place undue reliance on our forward-looking statements. Projections and other forward-looking statements included in this report have been prepared based on assumptions, which we believe to be reasonable, but not in accordance with United States generally accepted accounting principles ("GAAP") or any guidelines of the Securities and Exchange Commission ("SEC"). Actual results may vary, perhaps materially. You are strongly cautioned not to place undue reliance on such projections and other forward-looking statements. All subsequent written and oral forward-looking statements attributable to Hecla Mining Company or to persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Except as required by federal securities laws, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS SUMMARY

The following is a summary of the principal risks that could adversely affect our business, operations and financial results. These risks are described in more detail under *Item 1A. Risk Factors* of this report.

Financial Risks

- A substantial or extended decline in metals prices would have a material adverse effect on us.
- An extended decline in metals prices, an increase in operating or capital costs or treatment and refining charges, mine accidents or closures, increasing regulatory obligations, or our inability to convert resources or exploration targets to reserves may cause us to record write-downs, which could negatively impact our results of operations.
- We have had losses that could reoccur in the future. Our ability to recognize the benefits of deferred tax assets related to net operating loss carryforwards and other items is dependent upon future cash flows and taxable income.
- Our accounting and other estimates may be imprecise.
- Risks relating to our pending sale of Casa Berardi.
- Commodity and currency risk management activities could prevent us from realizing possible revenues or lower costs or expose us to losses.
- Tariffs, other potential changes to tariff and import/export regulations, or trade disputes between the United States and other jurisdictions may have a negative effect on global economic conditions and on our business, financial results and financial condition.

Operation, Climate, Development, Exploration and Acquisition Risks

- Natural disasters, public health crises, political crises, and other catastrophic events or other events outside of our control may materially and adversely affect our business or financial results.
- Our operations are subject to a range of risks related to climate change and transitioning the business to meet regulatory, societal and investor expectations for operating in a low-carbon economy
- Mining accidents or other adverse events at an operation could decrease our anticipated production or otherwise adversely affect our operations. Our operations may be adversely affected by risks and hazards associated with the mining industry that may not be fully covered by insurance.
- Efforts to expand the finite lives of our mines may not be successful or could result in significant demands on our liquidity, which could hinder our growth and our costs of extending existing reserves or development of new orebodies and other capital costs may be higher and provide less return than we estimated. Our mineral reserve and resource estimates may be imprecise.
- Our ability to market our metals production depends on the availability of smelters and/or refining facilities, and our operations and financial results may be affected by disruptions or unavailability of such facilities. Shortages of critical parts and equipment may adversely affect our development projects.
- We derive a significant amount of revenue from a relatively small number of customers and occasionally enter into concentrate spot market sales with metal traders.
- Our foreign activities are subject to additional inherent risks. Our operations and properties in Canada expose us to additional political risks.
- Certain of our mines and exploration properties are located on land that is or may become subject to competing title claims and/or claims of cultural significance.
- We may be subject to a number of unanticipated risks related to inadequate infrastructure.
- We face inherent risks in acquisitions of other mining companies or properties that may adversely impact our growth strategy.
- The properties we acquire may not produce as expected, and we may be unable to determine reserve potential, identify liabilities associated with the acquired properties or obtain protection from sellers against such liabilities. We may be unable to successfully integrate the operations of the properties we acquire. We may not realize all of the anticipated benefits from our acquisitions, including our 2022 acquisition of Alexco Resource Corp. ("Alexco").
- Issues we have faced at certain segments could require us to write-down the carrying value of associated long-lived assets. We could face similar issues at our other segments.
- We face risks relating to transporting our products from our mines, as well as transporting employees and materials at our Greens Creek, Casa Berardi and Keno Hill sites.

Legal, Regulatory and Compliance Risks

- Our operations are subject to complex, evolving and increasingly stringent environmental laws and regulations. Compliance with and litigation based on such laws and regulations, involves significant costs and can threaten existing operations or constrain expansion opportunities.
- Mine closure and reclamation regulations impose substantial costs on our operations and include requirements that we provide financial assurance supporting those obligations. These costs could significantly increase and we might not be able to provide financial assurance.
- We are required to obtain governmental permits and other approvals in order to conduct mining operations. We face substantial governmental regulation, including in the United States the Mine Safety and Health Act, various environmental laws and regulations and the 1872 Mining Law. Additionally, new federal and state laws, regulations and initiatives could impact our operations.
- We are currently involved in ongoing legal disputes that may materially adversely affect us. Legal challenges could prevent exploration projects from being developed or existing mines from future expansion. The titles to some of our properties may be defective or challenged.
- Our environmental and asset retirement obligations may exceed the provisions we have made.

Risks Relating to Our Common Stock and Our Indebtedness

- We may be unable to generate sufficient cash to service all of our debt and meet our other ongoing liquidity needs and may be forced to take other actions to satisfy our obligations, which may be unsuccessful.
- The price of our stock has a history of volatility and could decline in the future.
- We may not be able to pay common or preferred stock dividends in the future. The issuance of additional shares of our preferred or common stock in the future could adversely affect holders of common stock.
- Our existing stockholders are effectively subordinated to the holders of our 7.25% Senior Notes due February 15, 2028 ("Senior Notes").
- The provisions in our certificate of incorporation, our by-laws and Delaware law could delay or deter tender offers or takeover attempts.
- The terms of our debt impose restrictions on our operations.

PART I

ITEM 1. BUSINESS

For information regarding the organization of our business segments and our significant customers, see *Note 4* of *Notes to Consolidated Financial Statements*. Information set forth in Items 1A and 2 below are incorporated by reference into this Item 1.

Introduction

Hecla Mining Company and its subsidiaries have provided precious and base metals to the U.S. and the world since 1891 (in this report, "we" or "our" or "us" refers to Hecla Mining Company and our affiliates and subsidiaries, unless the context requires otherwise). We discover, acquire and develop mines and other mineral interests and produce and market (i) concentrates containing silver, gold, lead, zinc and copper, (ii) carbon material containing silver and gold, and (iii) unrefined doré containing silver and gold. In doing so, we intend to manage our business activities in a safe, environmentally responsible and cost-effective manner.

The silver, zinc and precious metals concentrates and carbon material we produce are sold to custom smelters, metal traders and third-party processors, and the unrefined doré we produce is sold to refiners or further refined before sale of the metals to traders. As of December 31, 2025, we were organized and managed in four segments that encompass our operating mines and significant assets being Greens Creek, Lucky Friday, Keno Hill and Casa Berardi.

Our current business strategy is to focus our financial and human resources in the following areas:

- operating our properties safely, in an environmentally responsible and cost-effective manner;
- strengthening our balance sheet to preserve our financial position in varying metals price and operational environments, improve our capital allocation framework with a focus on Return On Invested Capital ("ROIC") and generate free cash flow;
- improving and optimizing operations at all sites, which includes incurring costs for new technologies and equipment, and implementing standardized systems and processes;
- optimizing our asset portfolio and identification of growth opportunities;
- expanding our proven and probable reserves, mineral resources and production capacity at our properties;
- advancing the development and ramp up of the Keno Hill mine to commercial production and sustained profitability;
- seeking opportunities to acquire and invest in mining and exploration properties and companies;
- advancing permitting of the Libby Exploration project in Montana (50 miles from Lucky Friday);
- enhancing our ESG performance and risk management systems;
- building high-performing teams and strengthening our organizational capabilities; and
- maintaining and investing in exploration and pre-development projects in the vicinities of mining districts and projects we believe to be under-explored and under-invested: Greens Creek on Alaska's Admiralty Island located near Juneau; North Idaho's Silver Valley in the historic Coeur d'Alene Mining District; our projects located in two districts in Nevada; our projects in the Keno Hill mining district in the Yukon Territory, Canada; northwestern Montana; and the Republic Mining District in Washington state.

On January 26, 2026, following a review of how Casa Berardi fits into our future strategy, we announced that we entered into a material definitive agreement to sell our wholly-owned subsidiary Hecla Quebec Inc., which owns the Casa Berardi operation to Orezone Gold Corporation ("Orezone") for up to $593 million in total consideration including:

    (i)   Cash consideration of $160 million upon closing;

    (ii) Equity consideration of approximately 65.7 million Orezone common shares to be issued at closing (valued at $112 million as of January 26, 2026);

    (iii) Deferred cash consideration of $30 million and $50 million to be paid at 18 months and 30 months, respectively, from the closing date; and

    (iv) Contingent consideration of up to $241 million consisting of:

        a. Production-based royalty payment of up to $211 million ($80/ounce for the first 500,000 ounces, then $180/ounce thereafter from open pit operations)

        b. Permit receipt payment of $20 million upon grant of permits

        c. Gold price-linked payment of up to $10 million at gold price exceeding $4,200/ounce

Under the terms of the transaction, Orezone is entitled to reduce future deferred cash payments or contingent royalty payments owed to us if the financial assurance required under Casa Berardi's updated closure plan exceeds $150.0 million, by 50% of such excess amount. This excludes amounts arising from the mine's post-closing actions that increase the closure scope beyond what is currently contemplated. See *Section 1A. Risk Factors – Our environmental and asset retirement obligations may exceed the provisions we have made,"* and *"Our accounting and other estimates may be imprecise and We are required to obtain governmental permits and other approvals in order to conduct mining operations."*

The transaction is expected to close in the first quarter of 2026, subject to the satisfaction of customary closing conditions, including the receipt of regulatory approvals. In this Annual Report on Form 10-K, unless otherwise indicated, all historical amounts and activity are presented on a continuing operations basis. There can be no assurance that the transaction will be completed on the expected timeline or at all, or that we will receive the full anticipated consideration. For additional information regarding the pending transaction, see *Item 7. Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations*, as well as the *Consolidated Financial Statements* and *Notes* thereto.

Metals Prices

Our operating results are substantially dependent upon the prices of silver, gold, lead and zinc, which can fluctuate widely. The volatility of such prices is illustrated in the following table, which sets forth our average realized prices and the high, low and average daily closing market prices for silver, gold, lead, zinc and copper over the last three years. The sources for the market prices are the London Market Fixing prices from the London Bullion Market Association for silver and gold and the Cash Official prices from the London Metals Exchange for lead, zinc and copper.

	2025	2024	2023
Silver (per oz.):			
Realized average	$ 45.25	$ 28.58	$ 23.33
Market average	$ 39.94	$ 28.24	$ 23.39
Market high	$ 74.84	$ 34.51	$ 26.03
Market low	$ 29.41	$ 22.09	$ 20.09
Gold (per oz.):			
Realized average	$ 3,490	$ 2,403	$ 1,939
Market average	$ 3,435	$ 2,387	$ 1,943
Market high	$ 4,449	$ 2,778	$ 2,049
Market low	$ 2,633	$ 1,985	$ 1,811
Lead (per lb.):			
Realized average	$ 0.94	$ 0.97	$ 1.03
Market average	$ 0.89	$ 0.94	$ 0.97
Market high	$ 0.94	$ 1.04	$ 1.06
Market low	$ 0.83	$ 0.86	$ 0.90
Zinc (per lb.):			
Realized average	$ 1.39	$ 1.37	$ 1.35
Market average	$ 1.30	$ 1.26	$ 1.20
Market high	$ 1.52	$ 1.47	$ 1.59
Market low	$ 1.14	$ 1.04	$ 1.01
Copper (per lb.):			
Realized average	$ 4.75	$ 4.20	NA
Market average	$ 4.51	$ 4.15	NA
Market high	$ 5.71	$ 4.90	NA
Market low	$ 3.89	$ 3.66	NA

The prices of the metals we produce are affected by numerous factors beyond our control. See *Item 1A. Risk Factors – A substantial or extended decline in metals prices would have a material adverse effect on us* for information on a number of the factors that can impact prices of the metals we produce. In both 2025 and 2024, our realized average prices for all metals we sold, except lead, were higher compared to 2024 and 2023, respectively. We are unable to predict fluctuations in prices for metals and have limited control over the timing of our concentrate shipments which also impacts our realized prices. However, we utilize financially-settled forward contracts and financially-settled zero cost collars ("Collars") for the metals we produce with the objective of managing the exposure to changes in prices of those metals contained in our concentrate shipments between the time of sale and final settlement. In addition, at times we utilize financially-settled forward contracts to manage the exposure to changes in prices of zinc and lead contained in our forecasted future concentrate shipments, and Collars and put options to protect gross margin for silver and gold contained in forecasted concentrate or dore shipments. See *Note 10* of *Notes to Consolidated Financial Statements* for more information on our base and precious metal forward contract programs.

A comprehensive discussion of our financial results for the years ended December 31, 2025, 2024 and 2023, individual operation performance and other significant items can be found in *Item 7. Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations*, as well as the *Consolidated Financial Statements* and *Notes* thereto.

Products and Segments

Our segments are differentiated by geographic region located in North America. We produce silver, zinc, and precious metals flotation concentrates at Greens Creek and silver and zinc flotation concentrates at Lucky Friday, each of which we sell to custom smelters and metal traders. The flotation concentrates produced at Greens Creek and Lucky Friday contain payable silver, zinc and lead, and at Greens Creek they also contain payable gold and at times copper. At Greens Creek, we also produce gravity concentrate containing payable silver, gold and lead. Unrefined bullion (doré) is produced from the gravity concentrate by a third-party processor, and shipped to a refiner before sale of the metals to precious metal traders. Keno Hill is currently in ramp-up and producing silver and precious metal flotation concentrates, but at less than what we consider to be commercial production levels. We also produce unrefined gold and silver bullion bars (doré) and loaded carbon and precipitates at Casa Berardi, which are shipped to refiners before sale of the metals to precious metal traders. At times, we sell loaded carbon and precipitates directly to refiners. Payable metals are those included in our products which we are paid for by smelters, metal traders and refiners. Our segments as of December 31, 2025 included:

- Greens Creek located on Admiralty Island, near Juneau, Alaska – 100% owned and has been in production since 1989.
- Lucky Friday located in northern Idaho – 100% owned and has been a producing mine for us since 1958.
- Keno Hill located in the Keno Hill Silver District in Canada's Yukon Territory – 100% owned and was acquired as part of our acquisition of Alexco in September 2022. Production ramp-up commenced in June 2023.
- Casa Berardi located in the Abitibi region of northwestern Quebec, Canada – 100% owned and has been in production since late 2006.

The contributions to our total metals sales by our significant operations in 2025 were 44.3% from Greens Creek, 23.0% from Casa Berardi, 22.2% from Lucky Friday and 10.5% from Keno Hill.

We anticipate completing our previously announced sale of our subsidiary that owns the Casa Berardi operation in the first quarter of 2026, subject to the satisfaction of customary closing conditions, including the receipt of regulatory approvals. There can be no assurance that the transaction will be completed on the expected timeline or at all, or that we will receive the full anticipated consideration. For additional information regarding the pending transaction, see *Item 7. Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations*, as well as the *Consolidated Financial Statements* and *Notes* thereto.

Governmental Regulation

The following is a summary of governmental regulation compliance areas which we believe are significant to our business and may have a material effect on our consolidated financial statements, earnings and/or competitive position.

Health and Safety

We are subject to the regulations of the Mine Safety and Health Administration ("MSHA") in the United States, the Commission of Labor Standards, Pay Equity and Occupational Health and Safety in Quebec, Workers' Safety and Compensation Board in the Yukon and the Mexico Ministry of Economy and Mining, and work with these agencies to address issues outlined in any investigations and inspections and continue to evaluate our safety practices. We strive to achieve excellent mine safety and health performance, and attempt to implement reasonable best practices with respect to mine safety and emergency preparedness. Achieving and maintaining compliance with regulations is challenging and may increase our operating costs. See *Human Capital – Health and Safety* below and *Item 1A. Risk Factors – We face substantial governmental regulation, including in the United States the Mine Safety and Health Act, various environmental laws and regulations and the 1872 Mining Law.*

Environmental

Our operations are subject to various environmental laws and regulations at the federal and state/provincial/territorial level. Compliance with environmental regulations, and litigation based on environmental laws and regulations, involves significant costs and can threaten existing operations or constrain expansion opportunities. For example, since acquiring the Keno Hill mine in September 2022, the site has experienced permit exceedances involving the quality of water discharged into the environment. We are working to assess and improve the existing infrastructure and the environmental management system that was put in place by the previous owners. As part of this process, we have submitted plans to the Yukon Department of Energy, Mines and Resources to upgrade the water treatment plant at the Bermingham mine within our Keno Hill operations and in the interim have made other upgrades to water treatment at the site. See *Note 16* of *Notes to Consolidated Financial Statements*.

Keno Hill is located in a region of the Yukon Territory where extensive historical mining activity occurred. The mining claims and rights that comprise our Keno Hill mine are owned by two of our indirect, wholly-owned subsidiaries, Alexco Keno Hill Mining Company and Elsa Reclamation & Development Company Ltd. ("ERDC"). ERDC and Alexco are parties to the Amended and Restated Subsidiary Agreement ("ARSA") dated July 18, 2013, among them and Her Majesty the Queen in right of Canada ("Canada") which addresses the pre-existing environmental condition and the environmental care and maintenance and reclamation of the historical Keno Hill site. Under the ARSA and related documents, ERDC, as a paid contractor for the Federal Government of Canada, is responsible for the development and eventual implementation of the district wide reclamation and closure plan ("Reclamation Plan") which addresses the historic environmental liabilities of the district from past mining activities pre-dating Hecla's (and Alexco's) acquisition of the Keno Hill project, as well as for carrying out care and maintenance at various locations within the historical Keno Hill site until the Reclamation Plan is implemented. Hecla's predecessor, Alexco, previously deposited CDN$10 million in a trust which funds ERDC's maximum contribution toward implementing the Reclamation Plan, and agreed to a 1.5% net smelter royalty capped at CAD$4.0 million, with the cap now reached as of December 31, 2025. ERDC receives agreed-to commercial contractor rates when retained by Canada to provide environmental services in the historical Keno Hill site outside the scope of care and maintenance and closure and reclamation planning under the ARSA (in the latter case, for which ERDC receives an annual fee of CAD$900,000 from Canada, adjustable for material changes in scope). The potential liabilities associated with the pre-existing environmental conditions at Keno Hill are indemnified by Canada under the terms and conditions of the ARSA, subject to the requirement for ERDC to develop, permit, and implement the Reclamation Plan, or if Hecla and Canada agree to transfer portions of the historical area to active mining operations within the Keno Hill unit, then such indemnification ceases to the extent of such transferred area. Completing the Reclamation Plan is expected to take approximately 4 more years and is currently estimated to cost approximately CAD$294 million over that time, for which we expect ERDC to be reimbursed for all material costs incurred. However, we are at risk for any variance in timing between expending funds by ERDC and reimbursement by Canada, as well as for any disputed or otherwise non-reimbursed costs (for example if ERDC were to act outside of the scope of the ARSA). In addition, ERDC is responsible for sharing with Canada (i) under certain circumstances, care and maintenance costs pending implementation of the Reclamation Plan, (ii) detailed design and engineering costs to support the Reclamation Plan and (iii) under certain circumstances, post active reclamation costs (i.e. in the event Hecla has brought a historical area with pre-existing environmental conditions into active operations at the Keno Hill unit), which, in each case and in the aggregate, we do not anticipate will have a material impact on our financial results as a whole.

Mine closure and reclamation regulations impose substantial costs on our operations and include requirements that we provide financial assurance supporting those obligations. We currently have $227.5 million of financial assurances, primarily in the form of surety bonds, for anticipated company-wide reclamation. We anticipate approximately $13.4 million in expenditures in 2026 for environmental permit compliance and idle property management. The projected remaining cost for reclamation at the site is included in our accrued reclamation and closure costs liability. *See Item 1A. Risk Factors – We face substantial governmental regulation, including in the United States the Mine Safety and Health Act, various environmental laws and regulations and the 1872 Mining Law*; *Our operations are subject to complex, evolving and increasingly stringent environmental laws and regulations*; *Compliance with environmental regulations, and litigation based on such regulations, involves significant costs and can threaten existing operations or constrain expansion opportunities*; *Mine closure and reclamation regulations impose substantial costs on our operations and include requirements that we provide financial assurance supporting those obligations*; *These costs could significantly increase and we might not be able to provide financial assurance*; *Our environmental and asset retirement obligations may exceed the provisions we have made*; and *New federal and state laws, regulations and initiatives could impact our operations.*

Licenses, Permits and Claims/Concessions

We are required to obtain various licenses and permits to operate our mines and conduct exploration and reclamation activities. We can only engage in exploration and mining operations in accordance with applicable permits. See *Item 1A. Risk Factors – We are required to obtain governmental permits and other approvals in order to conduct mining operations* and *Legal challenges could prevent exploration projects from being developed or existing mines from future expansion.*

In addition, our operations and exploration activities in Canada are conducted pursuant to claims granted by the host government, and are subject to claims renewal and minimum work commitment requirements, which are subject to certain political risks associated with foreign operations. See *Item 1A. Risk Factors – Our foreign activities are subject to additional inherent risks*, *Our operations and properties in Canada expose us to additional political risks*, and *Certain of our mines and exploration properties are located on land that is or may become subject competing title claims and/or claims of cultural significance.*

Taxes and Royalties

We are subject to various taxes and government royalties in the jurisdictions where we operate, including those specific to mining activities. These include: federal income taxes; state/provincial income taxes; county/city and bureau property taxes and sales and use tax in the U.S.; goods and services tax in Canada; mining-specific taxes in Alaska, Idaho, Nevada, Quebec and the Yukon; and mining royalties in Alaska, Nevada and Canada. Accrual and payment of taxes and accounting for deferred taxes can involve significant estimates and assumptions and can have a material impact on our consolidated financial statements. Tax rates and the calculations of taxes can change significantly and are influenced by changes in political administrations and other factors. See *Item 1A. Risk Factors – Our accounting and other estimates may be imprecise*; *Our ability to recognize the benefits of deferred tax assets related to net operating loss carryforwards and other items is dependent, among other things, on generating taxable income*; *Our foreign activities are subject to additional inherent risks*; and *We face substantial governmental regulation, including in the United States the Mine Safety and Health Act, various environmental laws and regulations and the 1872 Mining Law*. Also, see *Note 7* of *Notes to Consolidated Financial Statements* for more information on income and mining taxes.

Physical Assets

Our business is capital intensive and requires ongoing capital investment for the replacement, modernization and expansion of equipment and facilities and to develop new mineral reserves. At December 31, 2025, the book value of our properties, plants, equipment and mine development, net of accumulated depreciation, was approximately $2.8 billion. For more information see *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations*. We maintain insurance policies against property loss and business interruption. However, such insurance contains exclusions and limitations on coverage, and there can be no assurance that claims would be paid under such insurance policies in connection with a particular event. When we do experience insurable losses – such as with the fire at the Lucky Friday in August and September of 2023 – it can take a long period of time before we receive any or all insurance proceeds. See *Item 1A. Risk Factors – Our operations may be adversely affected by risks and hazards associated with the mining industry that may not be fully covered by insurance*.

Human Capital

As of December 31, 2025, we had approximately 1,865 employees, of which approximately 1,096 were employed in the United States, 757 in Canada, and 12 in Mexico. The vast majority of our employees are full-time. Approximately 325 of our employees at the Lucky Friday were covered by a collective bargaining agreement.

The attraction, development and retention of people is critical to delivering our business strategy. Key areas of focus for us include:

Health and Safety

The safety and health of our employees is of paramount importance. Our goal is to achieve world-class safety and health performance by promoting a deeply rooted value-based culture of safety and utilizing technology and innovation to continually improve the safety at our operations. We know that employees' and contractors' safety awareness is fundamental to making our workplace as safe as possible. Therefore, we invest in training and workforce development programs that focus on safety first. All employees and contractors receive training that complies with or exceeds the applicable safety and health regulations as set by the governing body in the jurisdiction in which each operation is located. As part of our commitment to safety, we track a variety of safety performance indicators, including injuries, near misses, observations, and equipment damages. Our goal is to reduce safety incidents. Our Total Recordable Injury Frequency Rate ("TRIFR") is calculated as the number of recordable injuries in the period multiplied by 200,000 hours and divided by the number of hours worked in the period. Company-wide, our TRIFR was 1.69 for 2025, a 13% reduction from 2024.

Compensation and Benefits

We are among the largest private-sector employers in the communities in which we operate providing a compensation and benefits package that attracts, motivates, and retains employees. In addition to competitive base wages, and incentive compensation, we offer retirement benefits, health insurance plans and paid time off.

Retention and Employee Development

We are committed to hiring talented people, developing effective leaders, providing an inclusive workplace and retaining a large portion of the workforce for long periods of time. The mining workforce of the future, like most industries, will see a continual change in the jobs and skill sets required as we adopt new technologies and make our workplace safer and more efficient. We are also committed to helping employees update their skills. For example, in conjunction with a trade school in Val-d'Or, Quebec, the leadership at our Casa Berardi mine has developed a customized training program for new and existing supervisors to develop their skills in the areas of leadership, communications, roles and responsibilities, and health and safety. In addition, we have long supported the Pathways to Mining Careers program, a career training partnership with the University of Alaska Southeast in Juneau. We also offer a reimbursement program to assist with educational expenses for employees who are interested in furthering their education. Advanced education can improve job performance and increase advancement opportunities for the employee, while providing flexibility to our company by increasing the employee's knowledge base and skill set.

Typically, annual employee surveys are conducted to gauge employee concerns and morale. The results of the surveys, and any responsive measures, are shared with our Board of Directors. Strategic talent reviews and succession planning reviews are conducted periodically across all business areas, and our training programs are adapted accordingly. The Chief Executive Officer ("CEO"), senior level company leadership and the Board of Directors periodically review our top talent. Creating more opportunities for women and indigenous people are among our priorities for employee development. We also strive to maintain an inclusive workplace and provide periodic training to employees to help meet that goal. Our employees are required to abide by our Code of Conduct, which is provided to employees upon being hired and thereafter annually, and is available on our website, to promote the conduct of our business in a consistently legal and ethical manner. Among other provisions, the Code of Conduct reflects our policy and practice not to discriminate against any employee because of race, color, religion, national origin, sex, sexual orientation, gender identity or expression, age, or physical or other disability. We expect our leaders to set the example by being positive role models and good mentors for our employees.

Our head of Human Resources is responsible for developing and executing our human capital strategy. The position is an executive-level position to reflect the priority we place on utilizing our human capital resources to meet our business strategy.

Available Information

Hecla Mining Company is a Delaware corporation. Our current holding company structure dates from the incorporation of Hecla Mining Company in 2006 and the renaming of our subsidiary (previously Hecla Mining Company) as Hecla Limited. Our principal executive offices are located at 6500 N. Mineral Drive, Suite 200, Coeur d'Alene, Idaho 83815-9408. Our telephone number is (208) 769-4100. Our web site address is www.hecla.com. Information on our web site is not incorporated into this Annual Report on Form 10-K. We file our annual, quarterly and current reports and any amendments to these reports with the SEC, copies of which are available on our website or from the SEC free of charge (www.sec.gov). Our restated certificate of incorporation, bylaws, charters of our audit, compensation, and governance and social responsibility committees, as well as our Code of Ethics for the Chief Executive Officer and Senior Financial Officers and our Code of Conduct, are also available on our website. In addition, any amendments to our Code of Ethics or waivers granted to our directors and executive officers will be posted on our website. Each of these documents may be periodically revised, so you are encouraged to visit our website for any updated terms. We will provide copies of these materials to stockholders upon request using the above-listed contact information, directed to the attention of Investor Relations, or via e-mail request sent to hmc-info@hecla.com.

We routinely post important information for investors on our web site, www.hecla.com, in the "Investors" section. We also may use our web site as a means of disclosing material, non-public information and for complying with our disclosure obligations under Regulation FD. Accordingly, investors should monitor the Investors section of our web site, in addition to following our press releases, SEC filings, public conference calls, presentations and webcasts. The information contained on, or that may be accessed through, our web site is not incorporated by reference into, and is not a part of, this document.

ITEM 1A. RISK FACTORS

The following risks and uncertainties, together with the other information set forth in this report, should be carefully considered by those who invest in our securities. Any of the following material risk factors could adversely affect our business, financial condition or operating results and could decrease the value of our common or preferred stock or other outstanding securities. These are not all of the risks we face, and other factors not presently known to us or that we currently believe are immaterial may also affect our business if they occur.

Financial Risks

A substantial or extended decline in metals prices would have a material adverse effect on us.

Our revenue is derived primarily from the sale of concentrates and doré containing silver, gold, lead, zinc and copper and, as a result, our earnings are directly related to the prices of these metals. Silver, gold, lead, zinc and copper prices fluctuate widely and are affected by numerous factors, including:

- speculative activities;
- relative exchange rates of the U.S. dollar;
- global and regional demand and production;
- political instability;
- inflation, recession or increased or reduced economic activity; and
- other political, regulatory and economic conditions.

These factors are largely beyond our control and are difficult to predict. If the market prices for these metals fall below our production or development costs for a sustained period of time, we will experience losses and may have to discontinue exploration, development or operations, and we may also incur asset write-downs at one or more of our properties. See *Item 1. Business – Introduction* for information on the average, high, and low daily closing prices for silver, gold, lead, zinc and copper for the last three years. On February 12, 2026, the closing prices for silver, gold, lead, zinc and copper were $83.52 per ounce, $5,043.15 per ounce, $0.88 per pound, $1.54 per pound, and $5.80 per pound, respectively.

An extended decline in metals prices, an increase in operating or capital costs or treatment charges, mine accidents or closures, increasing regulatory obligations, or our inability to convert resources or exploration targets to reserves may cause us to record write-downs, which could negatively impact our results of operations.

When events or changes in circumstances indicate the carrying value of our long-lived assets may not be recoverable, (a "triggering event") we review the recoverability of the carrying value by estimating the future undiscounted cash flows expected to result from the use and eventual disposition of the asset. Impairment must be recognized when the carrying value of the asset exceeds these cash flows. Recognizing impairment write-downs could negatively impact our results of operations. Metals price estimates are a key component used in the evaluation of the carrying values of our assets, as the evaluation involves comparing carrying values to the probability weighted estimated undiscounted cash flows resulting from operating plans using various metals price scenarios. Our estimates of undiscounted cash flows for our long-lived assets also include an estimate of the market value of the resources and exploration targets beyond the current operating plans.

We determined there were no impairment test triggering events identified during 2025. For more discussion, see the risk factors, "*We may not realize all of the anticipated benefits from our acquisitions, including our 2022 acquisition of Alexco*" and "*Issues we have faced at certain segments could require us to write-down the carrying value of associated long-lived assets. We could face similar issues at our other operations.*" If the prices of the metals we produce decline for an extended period of time, if we fail to control production or capital costs, if regulatory issues increase costs or decrease production, or if we do not realize the mineable mineral reserves, resources or exploration targets at our mining properties, we may be required to recognize asset write-downs in the future. In addition, the perceived market value of the resources and exploration targets of our properties is dependent upon prevailing metals prices as well as our ability to discover economic ore. A decline in metals prices for an extended period of time or our inability to convert resources or exploration targets to reserves could significantly reduce our estimates of the value of the resources or exploration targets at our properties and result in asset write-downs.

We have had losses that could reoccur in the future.

We have experienced volatility in our net income (loss) reported in the last three years, as shown in our *Consolidated Statement of Operations and Comprehensive Income (Loss)*, including net income of $321.7 million and $35.8 million in 2025 and 2024, respectively, and a net loss of $84.2 million in 2023. A comparison of operating results over the past three years can be found in *Results of Operations* in *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Many of the factors affecting our operating results are beyond our control, including, but not limited to, the volatility of metals prices; smelter terms; rock and soil conditions; seismic events; cybersecurity attacks; availability of hydroelectric power; diesel fuel prices; interest rates; foreign exchange rates; global or regional political or economic policies; inflation; availability and cost of labor; economic developments and crises; governmental regulations; continuity of orebodies; ore grades; recoveries; performance of equipment; uninsured losses; price speculation by certain investors; and purchases and sales by central banks and other holders and producers of gold and silver in response to these factors. We cannot assure you that we will not experience net losses in the future.

Risks Related to the Pending Sale of Casa Berardi.

We have entered into an agreement to sell our Casa Berardi operation to Orezone for total consideration of up to $593 million, subject to customary closing conditions, including receipt of and regulatory approvals. The transaction is expected to close in the first quarter of 2026, but there can be no assurance that the transaction will be completed on the expected timeline or at all, or that we will receive the full anticipated consideration.

Transaction Closing Risks. The completion of the transaction is subject to various closing conditions, including receipt of regulatory approvals and third-party consents, and other customary conditions. Any delay in obtaining required approvals or satisfaction of other closing conditions could delay or prevent the closing of the transaction. If the transaction does not close, we would continue to own and operate Casa Berardi, which would require ongoing capital investment and management attention that we had planned to redirect to our core silver assets. Additionally, the pendency of the transaction could adversely affect our business, including our relationships with employees, customers, suppliers, and other business partners, and could divert management's attention from other business priorities.

Deferred and Contingent Consideration Risks. A substantial portion of the total consideration – up to $321 million, or approximately 54% of the total potential proceeds – consists of deferred cash payments and contingent consideration that we may not receive in full or on the expected timeline. The deferred cash payments of $80 million depend on Orezone's financial capacity and creditworthiness over the 30-month payment period. The contingent consideration of up to $241 million is subject to significant uncertainty and depends on factors outside our control, including:

- **Production-based royalty payments** of up to $211 million that depend on Orezone achieving specific production milestones from open pit operations at specified pricing thresholds ($80/oz for the first 500,000 ounces, then $180/oz thereafter). Actual production may vary materially from expectations due to operational, technical, permitting, environmental, or financial challenges faced by Orezone.
- **Permit receipt payment** of $20 million that is contingent upon Orezone obtaining necessary permits, which is subject to regulatory, environmental, and political uncertainties beyond our control and Orezone's control.
- **Gold price-linked payment** of up to $10 million that only becomes payable if gold prices exceed $4,200 per ounce, which is significantly below current market prices, but still may never be achieved, payable in $5 million increments on the first and second anniversary dates of the closing.

There can be no assurance that we will receive any or all of the deferred or contingent consideration. Our failure to receive the full anticipated consideration would adversely affect our expected proceeds from the transaction, our plans for debt reduction and balance sheet strengthening, and our ability to invest in growth initiatives at our core silver assets, which would negatively impact our financial position, cash flows, and ability to execute our strategic transformation.

Orezone Creditworthiness and Performance Risks. The receipt of deferred and contingent consideration depends entirely on Orezone's financial condition, operational capabilities, and commitment to develop Casa Berardi. Orezone may encounter financial difficulties, operational challenges, permitting delays, labor issues, cost overruns, or other problems that could impair its ability to make deferred payments or achieve the production and permitting milestones necessary to trigger contingent consideration payments. We will have limited control over Orezone's operations and no guarantee that it will successfully operate and develop the property. Any deterioration in Orezone's financial condition or operational performance could result in our failure to receive some or all of the deferred and contingent consideration.

Equity Consideration Risks. We expect to receive approximately 65.7 million Orezone common shares with an estimated current value of approximately $112 million. However, the actual value we realize from these shares will depend on Orezone's stock price at and after closing, which may fluctuate significantly based on factors including metal prices, Orezone's operational and financial performance, market conditions, and investor sentiment. The market for Orezone's shares may be illiquid, which could make it difficult for us to dispose of the shares without adversely affecting their market price. Additionally, we may be subject to securities law restrictions on our ability to sell these shares. If Orezone's stock price declines or we are unable to liquidate our position, the value we ultimately realize could be substantially less than the current estimated value, which would reduce the total proceeds from the transaction and adversely affect our financial position.

Operational and Transition Risks. During the period between signing and closing, we must continue to operate Casa Berardi in the ordinary course of business, which requires ongoing capital expenditures and management attention. The pendency of the transaction may create operational uncertainties, affect employee morale and retention, and impact our ability to attract and retain key personnel at the operation. The loss of key employees or contractors, or any operational disruption or deterioration in the condition or performance of Casa Berardi prior to closing, could reduce the value of the asset, delay the transaction, or result in a purchase price adjustment that reduces the consideration we receive. Additionally, we may be required to make representations and warranties regarding the operation and condition of the assets, and any breach of these representations could result in indemnification obligations to the purchaser.

Alternative Use of Resources. The inability to complete the transaction or delays in receiving the anticipated consideration could adversely affect our strategic plans. We have publicly stated our intention to use the cash proceeds for debt reduction and to invest in growth initiatives at our core silver assets, particularly Keno Hill and Greens Creek. If we do not receive the anticipated proceeds on the expected timeline, we may be unable to execute these plans as contemplated, which could impair our competitive position, limit our financial flexibility, and adversely affect our ability to create stockholder value.

Our accounting and other estimates may be imprecise.

Preparing consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts and related disclosure of assets, liabilities, revenue and expenses at the date of the consolidated financial statements and reporting periods. The more significant areas requiring the use of management assumptions and estimates relate to:

- mineral reserves, resources, and exploration targets that are the basis for future income and cash flow estimates and units-of-production depreciation, depletion and amortization calculations;
- future ore grades, throughput and recoveries;
- future metals prices;
- future capital and operating costs;
- environmental, reclamation and closure obligations;
- permitting and other regulatory considerations;
- asset impairments;
- valuation of business combinations or divestitures;
- insurance proceeds;
- future foreign exchange rates, inflation rates and applicable tax rates;
- reserves for contingencies and litigation; and
- deferred tax asset valuation allowance.

Future estimates and actual results may differ materially from these estimates as a result of using different assumptions or conditions. For additional information, see *Critical Accounting Estimates* in *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations*, *Note 2* of *Notes to Consolidated Financial Statements*, and the risk factors set forth below: *"Our costs of extending existing reserves or development of new orebodies and other capital costs may be higher and provide less return than we estimated,"* *"Our mineral reserve and resource estimates may be imprecise,"* *"We are currently involved in ongoing legal disputes that may materially adversely affect us,"* and *"Our environmental and asset retirement obligations may exceed the provisions we have made."*

Commodity and currency risk management activities could prevent us from realizing possible revenues or lower costs or expose us to losses.

We periodically engage in risk management activities to manage the exposure to changes in prices of silver in general, as well as for silver, gold, lead and zinc contained in our concentrate shipments between the time of sale and final settlement and manage the exposure to changes in the prices of lead and zinc contained in our forecasted future shipments. Such activities are utilized in an attempt to partially insulate our operating results from changes in prices for those metals. However, such activities may prevent us from realizing revenues in the event that the market price of a metal exceeds the price stated in a forward contract, and may also result in significant mark-to-market fair value adjustments, which may have a material adverse impact on our reported financial results. In addition, we are exposed to credit risk with our counterparties, and we may experience losses if a counterparty fails to purchase under a contract when the contract price exceeds the spot price of a commodity. In periods of elevated or rapidly rising commodity prices, such as the current environment where gold and silver prices are at or near all-time highs, this credit risk may be magnified as counterparties face larger potential losses on their hedge positions.

We are also exposed to credit risk from customers who purchase our products. Our concentrate sales are typically made on a provisional basis, with initial payment amounts being adjusted when the settlement with the customer occurs. Some customers engage in their own hedging activities during this provisional period to lock in metal prices. As with financial counterparties described above, in periods of significant price volatility, such as the current high price environment, customers who have hedged face mark-to-market exposures and potential margin calls if prices move against their positions, with the risk of larger potential losses on their hedge positions. Customers who do not hedge may face unexpected losses if prices decline significantly between shipment and settlement, potentially impairing their liquidity or profitability. In periods of high price volatility, these dynamics could result in customer payment delays, defaults, or disputes, which could materially adversely affect our cash flow and results of operations.

We also use financially-settled forward contract programs to manage exposure to fluctuations in the exchange rates between the U.S. dollar ("USD") and the Canadian dollar ("CAD") and the impact on our future operating costs denominated in CAD. We use a similar program related to future development costs denominated in CAD. As with our metals derivatives, when utilized, such activities may prevent us from realizing possible lower costs on a USD-basis in the event that the USD strengthens relative to the CAD compared to the exchange rates stated in the forward contracts, and also expose us to counterparty credit risk.

The risks described above apply to the put options we purchased in December 2025. See *Note 10* of *Notes to Consolidated Financial Statements* for more information on these risk management activities.

Our ability to recognize the benefits of deferred tax assets related to net operating loss carryforwards and other items is dependent, among other things, on generating taxable income.

We recognize the expected future tax benefit from deferred tax assets when the tax benefit is considered to be more likely than not of being realized. Otherwise, a valuation allowance is applied against deferred tax assets, reducing the value of such assets. Assessing the recoverability of deferred tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted income from operations and the application of existing tax laws in each jurisdiction. Metal prices, reserves, production and cost estimates are key components to determine the expected future benefit of our deferred tax assets. To the extent that future taxable income differs significantly from estimates as a result of a decline in metals prices or other factors, our ability to realize the deferred tax assets could be impacted. Additionally, significant future issuances of common stock or common stock equivalents, or changes in the direct or indirect ownership of our common stock or common stock equivalents, could limit our ability to utilize our net operating loss carryforwards pursuant to Section 382 of the Internal Revenue Code. Future changes in tax law or changes in ownership structure could limit our ability to utilize our recorded tax assets. Our deferred tax assets as of December 31, 2025 were $219.6 million, net of $111.4 million in valuation allowances. See *Note 7* of *Notes to Consolidated Financial Statements* for further discussion of our deferred tax assets.

Returns for investments in pension plans and pension plan funding requirements are uncertain.

We maintain defined benefit pension plans for most U.S. employees, which provide for defined benefit payments after retirement for those employees. Canadian and Mexican employees participate in public retirement systems for those countries and are not eligible to participate in the defined benefit pension plans that we maintain for U.S. employees. The ability of the pension plans maintained for U.S. employees to provide the specified benefits depends on our funding of the plans and returns on investments made by the plans. Returns, if any, on investments are subject to fluctuations based on investment choices and market conditions. A sustained period of low returns or losses on investments, or future benefit obligations that exceed our estimates, could require us to fund the pension plans to a greater extent than anticipated. See *Note 6* of *Notes to Consolidated Financial Statements* for more information on our pension plans.

Operation, Climate, Development, Exploration and Acquisition Risks

Natural disasters, public health crises, political crises, and other catastrophic events or other events outside of our control may materially and adversely affect our business or financial results.

If any of our facilities or the facilities of our suppliers, third-party service providers, or customers is affected by natural disasters, such as earthquakes, floods, fires, power shortages or outages, public health crises (such as pandemics and epidemics), political crises (such as terrorism, war, political instability or other conflict), or other events outside of our control, our operations or financial results could suffer. Any of these events could materially and adversely impact us in a number of ways, including through decreased production, increased costs, decreased demand for our products due to reduced economic activity or other factors, or the failure by counterparties to perform under contracts or similar arrangements. For example, the COVID-19 pandemic impacted our operations and financial results between 2020 and 2022.

Our operations are subject to a range of risks related to climate change and transitioning the business to meet regulatory, societal and investor expectations for operating in a low-carbon economy.

Climate change is expected to create more extreme weather patterns that can increase frequency or severity of forest fires (such as our Casa Berardi unit experienced in summer 2023) and droughts and sudden heavy rainfall or snowfall (such as our mines periodically experience). These precipitation events require careful water management. Potential key material physical risks to Hecla from climate change include, but are not limited to:

- increased volumes of mine contact water requiring storage and treatment;
- increased design requirements for stormwater diversion and associated water management systems;
- reduced freshwater availability due to potential drought conditions;

- damage to roads and other infrastructure at our sites due to extreme weather events including intense rainfalls and related events such as landslides; and
- unpermitted or otherwise non-compliant discharge of wastewater due to an increased frequency of extreme weather events exceeding the design capacity of existing tailings storage facilities and other stormwater management infrastructure.

Such events can temporarily slow or halt operations due to physical damage to assets, unavailability of power, reduced worker productivity for safety protocols on site related to extreme weather events, and difficulties transporting workers, materials or supplies to or from sites. Additional financial impacts could include increased capital or operating costs to (i) increase water storage and treatment capacity, (ii) obtain or develop maintenance and monitoring technologies, (iii) increase resiliency of facilities and (iv) establish supplier climate resiliency and contingency plans. The occurrence of weather and climate events have in the past and could in the future cause us to incur unplanned costs, which may be material, to address or prevent resulting damage. See the risk factors "*We may be subject to a number of unanticipated risks related to inadequate infrastructure*" and "*Our operations may be adversely affected by risks and hazards associated with the mining industry that may not be fully covered by insurance.*"

In addition, we have identified opportunities and potential risks for Hecla as we shift toward a low-carbon economy. Technologies that support decarbonization include renewable energy sources, electric vehicles, and energy storage, all of which require the metals we produce. However, renewable energies currently may not have the same reliability as conventional energy sources. Thus, as we transition toward renewable energy sources, we could experience a possible curtailment of our energy supply, and these new energy sources may cost more in the future than our current supplies, which could negatively impact our financial performance. Further, transitioning to a lower-carbon economy will require significant investment and may entail extensive policy, legal, technology, and market changes to address mitigation and adaptation requirements related to climate change. Depending on the nature, speed, focus and jurisdiction of these changes, transition risks may pose varying levels of financial and reputational risk to our business.

Policy and regulatory risk related to actual and proposed changes in climate and water-related laws, regulations and taxes developed to regulate the transition to a low-carbon economy may result in increased costs for our operations, third-party smelters and refiners and our suppliers, including increased energy, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Regulatory uncertainty may cause higher costs and lower economic returns than originally estimated for new development projects and operations, including closure reclamation and remediation obligations.

The development and deployment of technological improvements or innovations will be required to support the transition to a low-carbon economy, which could result in write-offs and early retirement of existing assets, increased costs to adopt and deploy new practices and processing including planning and design for mines, development of alternative power sources, site level efficiencies and other capital investments.

A failure to meet our climate strategy commitments and/or societal or investor expectations could also result in damage to our reputation, decreased investor confidence and challenges in maintaining positive community relations, which can pose additional obstacles to our ability to conduct our operations and develop our projects, which may result in a material adverse impact on our business, financial position, results of operations and growth prospects.

Mining accidents or other adverse events at an operation could decrease our anticipated production or otherwise adversely affect our operations.

Production may be reduced below our historical or estimated levels for many reasons, including, but not limited to, mining accidents; unfavorable ground or shaft conditions; extreme weather events; fire, influx of water or other insured and uninsured events; work stoppages or slow-downs; lower than expected ore grades; cybersecurity attacks; unexpected regulatory actions; if the metallurgical characteristics of ore are less economic than anticipated; or because our equipment or facilities fail to operate properly or as expected. Our mines are subject to risks relating to ground instability, including, but not limited to, pit wall failure, crown pillar collapse, seismic events, backfill and stope failure or the breach or failure of a tailings or other impoundment. Both the Lucky Friday and Casa Berardi mines have a history of ground instability underground and related incidents which in the past have resulted in loss of production at these facilities and some of the other effects described below. The occurrence of an event such as those described above could result in loss of life or temporary or permanent cessation of operations, any of which could have a material adverse effect on our financial condition and results of operations. Other closures or impacts on operations or production may occur at any of our mines at any time, whether related to accidents, changes in conditions, changes to regulatory policy, or as precautionary measures. See "*Our operations are subject to complex, evolving and increasingly stringent environmental laws and regulations. Compliance with environmental regulations, and litigation based on such regulations, involves significant costs and can threaten existing operations or constrain expansion opportunities.*"

In addition, our operations are typically in remote locations, where conditions can be inhospitable, including with respect to weather, surface conditions, interactions with wildlife or otherwise in or near dangerous conditions. In the past we have had employees, contractors, or employees of contractors get injured, sometimes fatally, while working in such challenging locations. An accident or injury to a person at or near one of our operations could have a material adverse effect on our financial condition and results of operations.

At the Lucky Friday mine we are mining ever deeper deposits and have been utilizing our patented Underhand Closed Bench ("UCB") mining method. See *Item 2. Properties – Lucky Friday* for a description of the UCB method. We started testing the UCB method in 2020 and it was used for approximately 88%, 86% and 87% of the tons mined at Lucky Friday in 2025, 2024 and 2023, respectively. The UCB method has not been used at other mines. Although we believe the testing has resulted in better management of the Lucky Friday mine's seismicity, which increases as we mine deeper, we cannot predict unknown hazards that the UCB method or our deeper mining activities might cause.

Our operations may be adversely affected by risks and hazards associated with the mining industry that may not be fully covered by insurance.

Our business is capital intensive, requiring ongoing investment for the replacement, modernization or expansion of equipment and facilities. Our mining and milling operations are subject to risks of process disruptions and equipment malfunctions. Equipment and supplies may from time to time be unavailable on a timely basis. Our business is subject to a number of other risks and hazards including:

- environmental hazards;
- unusual or unexpected geologic formations;
- rock bursts, ground falls, pit wall failures, or tailings or other impoundment breaches or failures;
- seismic activity;
- shaft failure;
- road and bridge failures;
- underground floods or fires (such as we experienced in August 2023 when there was a fire deep within the #2 shaft at our Lucky Friday unit which caused production there to stop for approximately 5 months, before production resumed in January 2024);
- unanticipated hydrologic conditions, including lack of precipitation, flooding, rapid snow melt and associated runoff, and periodic interruptions due to inclement or hazardous weather conditions;
- civil unrest or terrorism;
- cybersecurity attacks;
- changes in interpretation or enforcement of regulatory and permitting requirements;
- industrial accidents;
- disruption, damage or failure of power, technology or other systems related to operation of equipment and other aspects of our mine operations;
- labor disputes or strikes; and

- tailing ponds and other impoundments and dams which in the past have failed and could again fail or leak as a result of design or construction flaws, seismic activity, unusual weather or for other reasons.

Such risks could result in:

- personal injury or fatalities;
- damage to or destruction of mineral properties or producing facilities;
- environmental damage and financial penalties;
- delays in exploration, development or mining;
- monetary losses;
- inability to meet our financial obligations;
- asset impairment charges;
- legal liability; and
- temporary or permanent closure of facilities.

We maintain insurance to protect against losses that may result from some of these risks, such as property loss and business interruption, in amounts we believe to be reasonably consistent with our historical experience, industry practice and circumstances surrounding each identified risk. Such insurance, however, contains exclusions and limitations on coverage, particularly with respect to environmental liability, political risk and seismic events. We cannot assure you that claims would be paid under such insurance policies in connection with a particular event. Insurance specific to environmental risks is generally either unavailable or, we believe, cost prohibitive, and we therefore we maintain limited environmental insurance. Occurrence of events for which we are not insured may have an adverse effect on our business.

Our costs of extending existing reserves or development of new orebodies and other capital costs may be higher and provide less return than we estimated.

Capitalized development projects may cost more and provide less return than we estimate. If we are unable to realize a return on these investments, we may incur a related asset write-down that could adversely affect our financial results or condition.

Our ability to sustain or increase our current level of metals production partly depends on our ability to develop new orebodies and/or expand existing mining operations. Before we can begin a development project, we must first determine whether it is economically feasible to do so. This determination is based on estimates of several factors, including:

- mineral reserves and resources;
- expected ore grades and recovery rates of metals from the ore;
- future metals prices;
- facility and equipment costs;
- availability of adequate staffing;
- availability of affordable sources of power and adequacy of water supply;
- exploration and drilling success;
- capital and operating costs of a development project;
- environmental and closure, permitting and other regulatory considerations and costs;
- adequate access to the site, including competing land uses (such as agriculture);
- applicable tax rates;
- current and potential tariffs;
- foreign currency fluctuation and inflation rates; and
- availability and cost of financing.

Many of these estimates are based on geological and other interpretive data, which may be imprecise. As a result, actual operating and capital costs and returns from a development project may differ substantially from our estimates, and, as such, it may not be economically feasible to continue with a development project.

Our mineral reserve and resource estimates may be imprecise.

Our mineral reserve figures are primarily estimates and are not guarantees that we will recover the indicated quantities of these metals. You are cautioned not to place undue reliance on estimates of reserves (or resource estimates or exploration targets). Reserves are estimates made by our professional technical personnel of the amount of metals that they believe could be economically and legally extracted or produced at the time of the reserve determination. No assurance can be given that the estimated amount of metal or the indicated level of recovery of these metals will be realized. Reserve and resource estimation is an interpretive process based upon available data and various assumptions. Our reserve and resource estimates may change. Reserves are valued based on estimates of costs and metals prices, which may not be consistent among our properties or across the industry. The estimated quantities and economic value of mineral reserves may be adversely affected by:

- declines in the market price of the various metals we mine;
- increased production or capital costs;
- reduction in the grade or tonnage of the deposit;
- decrease in throughput;
- increase in the dilution of the ore;
- future foreign currency rates, inflation rates and applicable tax rates;
- current and future tariffs;
- reduced metal recovery; and
- changes in environmental, permitting or other regulatory requirements.

Furthermore, short-term operating factors relating to our mineral reserves, such as the need to sequentially develop orebodies and the processing of new or different ore grades, may adversely affect our cash flow.

If the prices of metals that we produce decline substantially below the levels used to calculate reserves for an extended period, we could experience:

- delays in new project development;
- net losses;
- reduced cash flow;
- reductions in reserves and resources;
- write-downs of asset values;
- temporary suspension of mining activities; and

- mine closure.

Additionally, reserve estimates are subject to further development and preproduction drilling, resource estimates and exploration targets are subject to further exploration and development, and are, therefore, subject to considerable uncertainty. Despite our history of converting resources and exploration targets to reserves through additional drilling and study work, we cannot be certain that any part or parts of resources or exploration targets will ever be confirmed or converted into reserves as defined by the SEC.

Efforts to expand the finite lives of our mines may not be successful or could result in significant demands on our liquidity, which could hinder our growth.

One of the risks we face is that mines are depleting assets. Thus, in order to maintain or increase production we must continually replace depleted mineral reserves by locating and developing additional ore. Our ability to expand or replace mineral reserves primarily depends on the success of our exploration programs. Mineral exploration, particularly for silver and gold, is highly speculative and expensive. It involves many risks and is often non-productive. Even if we believe we have found a valuable mineral deposit, it may be several years before production from that deposit is possible. During that time, it may become no longer feasible to produce those minerals for economic, regulatory, political or other reasons. As a result of high costs and other uncertainties, we may not be able to expand or replace our existing mineral reserves as they are depleted, which would adversely affect our business and financial position in the future.

Our ability to market our metals production depends on the availability of smelters and/or refining facilities and our operations and financial results may be affected by disruptions or unavailability of such facilities.

We sell our metals products to smelters and metal traders. Our doré bars are sent to refiners for further processing before being sold to metal traders. Access to refiners and smelters on terms which are economic is critical to sell our products to buyers and generate revenues. If smelters or refiners are unavailable or unwilling to accept our products, or we are otherwise unable to sell our products to customers on acceptable commercial and legal terms, our operations and financial results could be adversely affected. See *Note 4* of *Notes to Consolidated Financial Statements* for more information on the distribution of our sales and our significant customers.

We derive a significant amount of revenue from a relatively small number of customers and occasionally enter into concentrate spot market sales with metal traders.

For the fiscal year ended December 31, 2025, our three largest customers accounted for approximately 25%, 23% and 14%, respectively, of our total revenues. Given our operations produce unique qualities of concentrates, which a limited number of smelters can process effectively, we enter into long-term benchmark contracts for a majority of our total concentrates production. We expose lesser portions of our concentrates production to spot market sales to metal traders to benefit from favorable spot market sales terms from time to time. Our results of operations, financial condition and cash flows could be materially adversely affected if one or more of our long-term customers were to decide to interrupt or curtail their activities, terminate their contracts with us or fail to renew existing contracts. Additionally, if spot market conditions deteriorate rapidly, we could have difficulty selling a portion of our concentrates, and metal traders could refuse to perform under existing contracts, which could also result in materially adverse effects on our results of operations, financial conditions and cash flows. See the risk factor "*Tariffs, other potential changes to tariff and import/export regulations, or trade disputes between the United States and other jurisdictions may have a negative effect on global economic conditions and on our business, financial results and financial condition*" and *Note 4* of *Notes to Consolidated Financial Statements* for more information on the distribution of our sales and our significant customers.

Shortages of critical parts and equipment may adversely affect our operations and development projects.

We have been impacted, from time to time, by increased demand for critical resources such as input commodities, drilling equipment, trucks, shovels and tires. These shortages have, at times, impacted the efficiency of our operations, and resulted in cost increases and delays in construction of projects; thereby impacting operating costs, capital expenditures and production and construction schedules.

Our foreign activities are subject to additional inherent risks.

We currently have operations in Canada (and limited activities in Mexico), and we expect to continue to conduct operations there and possibly other international locations in the future. Because we conduct operations internationally, we are subject to political, social, legal and economic risks such as:

- the effects of local political, labor and economic developments and unrest;
- significant or abrupt changes in the applicable regulatory or legal climate;
- significant changes to regulations or laws or the interpretation or enforcement of them;
- exchange controls and export restrictions;
- expropriation or nationalization of assets with inadequate compensation;
- unfavorable currency fluctuations, particularly in the exchange rate between the U.S. dollar and the Canadian dollar;
- repatriation restrictions;
- invalidation and unavailability of governmental orders, permits or agreements;
- property ownership disputes;
- renegotiation or nullification of existing concessions, licenses, permits and contracts;
- criminal activity, corruption, demands for improper payments, expropriation, and uncertain legal enforcement and physical security;
- failure to maintain compliance with corruption and transparency statutes, including the U.S. Foreign Corrupt Practices Act;
- disadvantages of competing against companies from countries that are not subject to U.S. laws and regulations;
- fuel or other commodity shortages;
- illegal mining;
- laws or policies of foreign countries and the United States affecting trade, investment and taxation;
- opposition to our presence, operations, properties or plans by governmental or non-governmental organizations or civic groups;
- civil disturbances, war and terrorist actions; and
- seizures of assets.

The occurrence of any one or combination of these events, many of which are beyond our control, could materially adversely affect our financial condition or results of operations.

Our operations and properties in Canada expose us to additional political risks.

Our properties in Canada may be of particular interest or sensitivity to one or more interest groups, including aboriginal groups (which are generally referred to as "First Nations"). The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada. Intergovernmental relations between First Nation authorities and federal, provincial and territorial authorities are evolving. It is our practice to work closely with and consult with First Nations in areas in which our projects are located or which could be impacted by our activities. However, it is possible that our permitting activities, profitable production, exploration or development activities on our Canadian properties could be delayed, interrupted or otherwise adversely affected in the future by political uncertainty, native land claims entitlements, expropriations of property, financial arrangements, changes in applicable law, governmental policies and policies of relevant interest groups, including those of First Nations. Any changes in law or relations or shifts in political conditions may be beyond our control, or we may enter into agreements with First Nations, all of which may adversely affect our business and operations and if significant, may result in the impairment or loss of mineral concessions or other mineral rights, or may make it impossible to continue our mineral production, exploration or development activities in the applicable area, any of which could have an adverse effect on our financial condition and results of operations.

Certain of our mines and exploration properties are located on land that is or may become subject to, competing title claims and/or claims of cultural significance

Indigenous interests and rights as well as related consultation issues may impact our ability to pursue exploration, development and mining at certain of our properties in Nevada, Montana, Alaska and Canada. There is no assurance that claims or other assertion of rights by tribal communities and stakeholders or consultation issues will not arise on or with respect to our properties or activities. These could result in significant costs and delays or materially restrict our activities. Opposition by tribal communities and stakeholders to our presence, operations or development on land subject to their traditional territory or title claims or in areas of cultural significance could negatively impact us in terms of permitting delay, public perception, costly legal proceedings, potential blockades or other interference by third parties in our operations, or court-ordered relief impacting our operations. In addition, we may be required to, or may voluntarily, enter into certain agreements with such tribal communities in order to facilitate development of our properties, which could reduce the expected earnings or income from any future production. For example, although our Keno Hill subsidiary is a party to a Cooperation and Benefits Agreement with the First Nation of Na-Cho Nyäk Dun ("FNNND"), in whose traditional territory Keno Hill is located, the agreement does not address wealth sharing, and instead the parties have deferred such discussions. We expect in the future the parties will negotiate the wealth sharing requirement of the agreement, and thus Keno Hill will likely make future and ongoing payments to the FNNND.

In June 2024, in the aftermath of the Victoria Gold Eagle Mine heap leach pad failure in the Yukon, Canada, the Yukon Government ("YG") and the FNNND was focused on response and cleanup activities required as a result of the incident. As a result, we experienced and continue to experience delays on permitting matters at our Keno Hill mine which, although not a heap leach operation, is located not far from the Eagle Mine (the YG is obligated to consult with FNNND on permitting matters). These delays could have an adverse impact on our Keno Hill operations and will delay reaching increased production levels at the mine. See *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Keno Hill.*

We may be subject to a number of unanticipated risks related to inadequate infrastructure.

Mining, processing, development, exploration and other activities depend on adequate infrastructure. Reliable roads, bridges, ports, power sources, internet access and water supply are important to our operations, and their availability and condition affect capital and operating costs. Unusual, infrequent or extreme weather phenomena, sabotage, amount or complexity of required investment, or other interference in the maintenance or provision of such infrastructure, or government intervention, could adversely affect our mining operations. For example, Yukon Energy, the provider of electricity to Keno Hill, occasionally reduces power to Keno Hill, which does not have sufficient backup generation capacity to fully power the mine and the mill. This can, and has, led to insufficient power to run the mine and the mill. Although such power disruptions have not had a material impact on Keno Hill's operations, they could have a material adverse impact on the financial condition of and results of operations at Keno Hill.

We face inherent risks in acquisitions of other mining companies or properties that may adversely impact our growth strategy.

We actively evaluate opportunities to expand our mineral reserves and resources by acquiring other mining companies or properties. Although we are pursuing opportunities that we feel are in the best interest of our stockholders, these pursuits are costly and distracting.

There is a limited supply of desirable mineral properties available in the United States and in foreign countries where we would consider conducting exploration and/or production activities. For those that exist, we face strong competition from other mining companies, many of which have greater financial resources than we do. Therefore, we may be unable to acquire attractive companies or mining properties on terms that we consider acceptable.

Furthermore, there are inherent risks in any acquisition we may undertake which could adversely affect our current business and financial condition and our growth. For example, we may not realize the expected value of the companies or properties that are acquired due to declines in metals prices, lower than expected quality of orebodies, inability to achieve the expected or minimum level of operating performance, failure to obtain permits, labor problems, changes in regulatory environment, failure to achieve anticipated synergies, an inability to obtain financing, and other factors described in these risk factors. Acquisitions of other mining companies or properties may also expose us to new legal, geographic, political, operating, and geological risks.

See the risk factor, "*We may not realize all of the anticipated benefits from our acquisitions, including our 2022 acquisition of Alexco.*"

We may be unable to successfully integrate the operations of the properties we acquire.

Integration of the businesses or the properties we acquire with our existing business, including the Keno Hill project acquired as part of the Alexco acquisition in September 2022, is a complex, time-consuming and costly process. Failure to successfully integrate the acquired properties and operations in a timely manner may have a material adverse effect on our business, financial condition, results of operations and cash flows. The difficulties of combining the acquired operations with our existing business include, among other things:

- operating a larger organization;
- operating in multiple legal jurisdictions;
- coordinating geographically and linguistically disparate organizations, systems and facilities;
- adapting to additional political, regulatory, legal and social requirements;
- integrating corporate, technological and administrative functions; and
- diverting management's attention from other business concerns.

The process of integrating operations could cause an interruption of, or a slowdown in, the activities of our business. Members of our senior management may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage other parts of our business. If our senior management is not able to effectively manage the integration process, or if any business activities are interrupted as a result of the integration process, our business could suffer. See the risk factor below, "*We may not realize all of the anticipated benefits from our acquisitions, including our 2022 acquisition of Alexco.*"

Issues we have faced at certain segments could require us to write-down the carrying value of associated long-lived assets. We could face similar issues at our other operations.

We review our long-lived assets for recoverability pursuant to the Financial Accounting Standard Board's Accounting Standards Codification Section 360. Under that standard, we review the recoverability of our long-lived assets, such as our mining properties, upon a triggering event. Such review involves comparing an asset's carrying value to its fair value. When the carrying value of the asset exceeds its fair value (which is based on estimating the future undiscounted cash flows expected to result from the use and eventual disposition of the asset or a market value approach), an impairment must be recognized. We conduct a review of the financial performance of our mines in connection with the preparation of our financial statements for each reporting period and determine whether any triggering events are indicated.

Though production remains suspended at our Nevada assets, we did not identify a triggering event for our Nevada long-lived assets in 2025, as our budgeted exploration program for 2026, due to positive results, has significantly increased compared to the level of exploration expenditures incurred in 2025.

The estimates, judgments and assumptions we use in any fair value/impairment assessment of our long-lived assets relate to factors impacting the future cash flows estimated at any of our operations, including, but not limited to: (i) metals to be extracted and recovered from proven and probable mineral reserves and, to some extent, identified mineralization beyond proven and probable reserves, (ii) future operating and capital costs, and (iii) future metals prices. These estimates, judgments and assumptions are made in good faith and using management's best judgments; however, there can be no assurance that any of them will prove to be accurate. Evaluation of the possibility of a future impairment loss, as well as the calculation of the amount of any impairment loss, involve significant estimates, judgment and assumptions, and no assurance can be given as to whether or not we will recognize an impairment loss in the future, or if the amount of loss would be within any estimated range we may disclose. As a result, in future periods we could face another triggering event which could lead to an impairment charge, and any such impairment charge could be material.

We may not realize all of the anticipated benefits from our acquisitions, including our 2022 acquisition of Alexco.

We may not realize all (or any) of the anticipated benefits from any acquisition, such as increased earnings, cost savings and revenue enhancements, for various reasons, including difficulties integrating operations and personnel, higher than expected acquisition and operating costs or other difficulties, unknown liabilities which may be significant, inaccurate reserve estimates, unrealized exploration targets, ore grades or mill recoveries that are lower than required for portions of the orebodies to be economic, and fluctuations in market prices.

As an example, in September 2022, we completed the acquisition of Alexco and gained ownership of the Keno Hill project in the Yukon Territory, Canada. Although we produced silver at that mine in 2025, permitting and other delays have prevented us from declaring "commercial production." High silver prices have buoyed Keno Hill's performance and , despite not reaching "commercial production" yet, Keno Hill, was profitable in 2025. However, should silver prices fall or we experience issues like we did in the past, such as sustained power outages imposed by the utility, it is possible that we may have to suspend production and other operations at Keno Hill and place it on care and maintenance until such time as conditions improve. See the risk factors, "*An extended decline in metals prices, an increase in operating or capital costs or treatment charges, mine accidents or closures, increasing regulatory obligations, or our inability to convert resources or exploration targets to reserves may cause us to record write-downs, which could negatively impact our results of operations,*" "*Certain of our mines and exploration properties are located on land that is or may become subject to competing title claims and/or claims of cultural significance,*" "*We may be subject to a number of unanticipated risks related to inadequate infrastructure,*" and "*Issues we have faced at certain segments could require us to write-down the associated long-lived assets. We could face similar issues at our other operations.*"

The properties we may acquire may not produce as expected, and we may be unable to determine reserve potential, identify liabilities associated with the acquired properties or obtain protection from sellers against such liabilities.

The properties we acquire in any acquisition, including Keno Hill, may not produce as expected, may be in an unexpected condition and we may be subject to increased costs and liabilities, including environmental liabilities. Although we review properties prior to acquisition in a manner consistent with industry practices, such reviews are not capable of identifying all existing or potential adverse conditions. Generally, it is not feasible to review in depth every individual property involved in each acquisition. Even a detailed review of records and properties may not necessarily reveal existing or potential problems or permit a buyer to become sufficiently familiar with the properties to fully assess their condition, any deficiencies, and development potential. See the risk factors, "*We may not realize all of the anticipated benefits from our acquisitions, including our 2022 acquisition of Alexco,*" "*Certain of our mines and exploration properties are located on land that is or may become subject to, competing title claims and/or claims of cultural significance,*" and "*An extended decline in metals prices, an increase in operating or capital costs or treatment charges, mine accidents or closures, increasing regulatory obligations, or our inability to convert resources or exploration targets to reserves may cause us to record write-downs, which could negatively impact our results of operations.*"

We face risks relating to transporting our products from our mines, as well as transporting employees and materials at our Greens Creek, Casa Berardi and Keno Hill sites.

Certain of the products we ship to our customers are subject to regulatory requirements regarding shipping, packaging, and handling of products that may be considered dangerous to human health or the environment. Although we believe we are currently in compliance with all material regulations applicable to shipping, packaging, and handling our products, the chemical properties of our products or existing regulations could change and cause us to fall out of compliance or force us to incur substantial additional expenditures to maintain compliance with applicable regulations. Further, we do not ship our own products but instead rely on third party carriers to ship our products to our customers. To the extent that any of our carriers are unable or unwilling to ship our products in accordance with applicable regulations, including because of difficulty in obtaining, or increased cost of, insurance, or are involved in accidents during transit, we could be forced to find alternative shipping arrangements, assuming such alternatives would be available, and we could face liability as a result of any accident. Any such changes to our current shipping arrangements or accidents involving the shipment of our products could have a material adverse impact on our operations and financial results.

In addition, each of Greens Creek, Casa Berardi and Keno Hill are in remote locations. Greens Creek operates on an island and is substantially dependent on various forms of marine transportation for the transportation of employees and materials to the mine and for the export of its products from the mine. Further, Keno Hill requires its employees to fly in to its remote location. Casa Berardi can only be accessed by a long motor vehicle ride over a gravel road. Any disruption to these forms of marine, air and surface transportation could adversely impact mine operations, and possible effects could include suspension of operations.

Legal, Regulatory and Compliance Risks

We face substantial governmental regulation, including in the United States the Mine Safety and Health Act, various environmental laws and regulations and the 1872 Mining Law.

Our business is subject to extensive U.S. and foreign federal, state, provincial and local laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labor standards and occupational health and safety laws and regulations, including mine safety, toxic substances and other matters. The costs associated with compliance with such laws and regulations are substantial. Possible future laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of operations and delays in the development of new properties.

U.S. mines like our Lucky Friday, Greens Creek and Nevada assets are inspected at least quarterly by MSHA, which inspections often lead to notices of violation under the Mine Safety and Health Act. Any of our U.S. mines could be subject to a temporary or extended shutdown as a result of a violation alleged by MSHA.

In addition, we have been and are currently involved in lawsuits or regulatory actions in which allegations have been made that we caused environmental damage, are responsible for environmental damage caused by others, or violated environmental laws or permits, and we may be subject to similar lawsuits or actions in the future. Moreover, such environmental matters have involved both our current and historical operations as well as the historical operations of entities and properties we have acquired. See the risk factors titled "*Our operations are subject to complex, evolving and increasingly stringent environmental laws and regulations*," "*Compliance with environmental regulations, and litigation based on such regulations, involves significant costs and can threaten existing operations or constrain expansion opportunities*," and "*Our environmental and asset retirement obligations may exceed the provisions we have made.*"

We cannot assure you that we will at all times be in compliance with applicable laws, regulations and permitting requirements. Failure to comply with applicable laws, regulations and permitting requirements may result in lawsuits or regulatory actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, which may require corrective measures including capital expenditures, installation of additional equipment or remedial actions. Any one or more of these liabilities could have a material adverse impact on our financial condition.

In addition to existing regulatory requirements, legislation and regulations may be adopted, regulatory procedures modified, or permit limits reduced at any time, any of which could result in additional exposure to liability, operating expense, capital expenditures or restrictions and delays in the mining, production or development of our properties. Mining accidents and fatalities or toxic waste releases, whether or not at our mines or related to metals mining, may increase the likelihood of additional regulation or changes in law or enhanced regulatory scrutiny. In addition, enforcement or regulatory tools and methods available to regulatory bodies such as MSHA or the U.S. Environmental Protection Agency ("EPA"), which have not been or have infrequently been used against us or the mining industry, in the future could be used against us or the industry in general.

From time to time, the U.S. Congress considers proposed amendments to the 1872 Mining Law, which governs mining claims and related activities on federal lands. The extent of any future changes is not known and the potential impact on us as a result of U.S. Congressional action is difficult to predict. Changes to the 1872 Mining Law, if adopted, could adversely affect our ability to economically develop mineral reserves on federal lands. For example, from time to time the U.S. Congress debates imposing royalties on minerals extracted from federal lands. Although such legislation has not passed as of the date of this report, it is possible that in the future royalties or taxes will be imposed on mining operations conducted on federal land, which could adversely impact our financial results.

Our operations are subject to complex, evolving and increasingly stringent environmental laws and regulations. Compliance with environmental regulations, and litigation based on such regulations, involves significant costs and can threaten existing operations or constrain expansion opportunities.

Our operations, both in the United States and internationally, are subject to extensive environmental laws and regulations governing wastewater discharges; remediation, restoration and reclamation of environmental contamination; the generation, storage, treatment, transportation and disposal of hazardous substances; solid waste disposal; air emissions; protection of endangered and protected species and designation of critical habitats; mine closures and reclamation; and other related matters. In recent years, each of our Greens Creek, Lucky Friday, Casa Berardi and Keno Hill units have had compliance challenges and alleged violations of the Resource Conservation and Recovery Act ("RCRA"), the Clean Water Act ("CWA") and similar Yukon regulations, respectively. Compliance challenges remain, and it is possible that we could again experience regulatory actions alleging violations of various environmental laws. For example, in May, 2023, the wall of an impoundment dam storing mixed waste material (i.e. clay, till, and rock, but not tailings or other deleterious materials) stripped during open pit mining at Casa Berardi experienced a slip resulting in the waste material being mobilized downstream. Although this incident has not yet had a material impact on operations, it could in the future, and it has caused us to begin a process that will involve analyzing all embankment structures at Casa Berardi, including their design and construction processes. Such analysis could cause us to implement embankment redesign and supplemental construction actions, which could be costly (with one estimate of $35 million if the extreme option of relocating the escaped material and the impoundment is required or chosen). Although there has been none to date, it is possible that this incident could result in a regulatory action by federal or provincial authorities. Failure to resolve pending or avoid future alleged permit exceedances or other legal violations could have a material negative impact on operations or financial performance.

In addition for continuing our current operations, we must obtain regulatory permits, permit modifications or other approvals to start and expand operations. New or revised environmental regulatory requirements are frequently proposed, many of which result in substantially increased costs for our business. See the risk factors "*We are required to obtain governmental permits and other approvals in order to conduct mining operations*" and "*Mine closure and reclamation regulations impose substantial costs on our operations, and include requirements that we provide financial assurance supporting those obligations. These costs could significantly increase and we might not be able to provide financial assurance.*"

Our U.S. operations are subject to the CWA, which requires permits for certain discharges into waters of the United States. Such permitting has been a frequent subject of litigation and enforcement activity by environmental advocacy groups and the EPA, which has resulted in declines in such permits or extensive delays in receiving them, as well as the imposition of penalties for permit violations. Adverse outcomes in lawsuits challenging permits or failure to comply with applicable regulations or permits could result in the suspension, denial, or revocation of required permits, or the imposition of penalties, any of which could have a material adverse impact on our cash flows, results of operations, or financial condition. See *Note 16* of *Notes to Consolidated Financial Statements*.

Some of the mining wastes from our U.S. mines currently are exempt to a limited extent from the extensive set of EPA regulations governing hazardous waste under RCRA. If the EPA were to repeal this exemption, and designate these mining wastes as hazardous under RCRA, we would be required to expend additional amounts on the handling of such wastes and to make significant expenditures to construct hazardous waste storage or disposal facilities. In addition, if any of these wastes or other substances we release or cause to be released into the environment cause or has caused contamination in or damage to the environment at a U.S. mining facility, that facility could be designated as a "Superfund" site under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"). Under CERCLA, any present owner or operator of a Superfund site or the owner or operator at the time of contamination may be held jointly and severally liable regardless of fault and may be forced to undertake extensive remedial cleanup action or to pay for the cleanup efforts. The owner or operator also may be liable to federal, state and tribal governmental entities for the cost of damages to natural resources, which could be substantial. Additional regulations or requirements also are imposed on our tailings and waste disposal areas in Alaska under the CWA. See *Note 16* of *Notes to Consolidated Financial Statements*.

Legislative and regulatory measures to address climate change and greenhouse gas emissions are in various phases of consideration. If adopted, such measures could increase our cost of environmental compliance and also delay or otherwise negatively affect efforts to obtain permits and other regulatory approvals with regard to existing and new facilities. Proposed measures could also result in increased cost of fuel and other consumables used at our operations, including the diesel generation of electricity at our Greens Creek operation, used when we are unable to access hydroelectric power. Climate change legislation may also affect our smelter customers that burn fossil fuels, resulting in fewer customers or increased costs to us, and may affect the market for the metals we produce with effects on prices that are not possible for us to predict.

Adoption of these or similar new environmental regulations or more stringent application of existing regulations may materially increase our costs, threaten certain operating activities and constrain our expansion opportunities.

Some of our facilities are located in or near environmentally sensitive areas such as salmon fisheries, endangered species habitats, wilderness areas, national monuments and national forests, and we may incur additional costs to mitigate potential environmental harm in such areas.

In addition to evolving and expanding environmental regulations providing governmental authorities with the means to make claims against us, private parties have in the past and may in the future bring claims against us based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of prior and current operations (including for exposure to or contamination by lead). Laws in the U.S. such as CERCLA and similar state laws may expose us to joint and several liability or claims for contribution made by the government (state or federal) or private parties. Moreover, exposure to these liabilities arises not only from our existing but also from closed operations, operations sold to third parties, or operations in which we had a leasehold, joint venture, or other interest. Because liability under CERCLA is often alleged on a joint and several basis against any property owner or operator or arranger for the transport of hazardous waste, and because we have been in operation since 1891, our exposure to environmental claims may be greater because of the bankruptcy or dissolution of other mining companies which may have engaged in more significant activities at a mining site than we but which are no longer available for governmental agencies or other claimants to make claims against or obtain judgments from. Similarly, there is also the potential for claims against us based on agreements entered into by certain affiliates and predecessor companies relating to the transfer of businesses or properties, which contained indemnification provisions relating to environmental matters. In each of the types of cases described in this paragraph, the government (federal or state) or private parties could seek to hold us liable for the actions of our subsidiaries or predecessors.

The laws and regulations, changes in such laws and regulations, and lawsuits and enforcement actions described in this risk factor could lead to the imposition of substantial fines, remediation costs, penalties and other civil and criminal sanctions against us. Further, substantial costs and liabilities, including for restoring the environment after the closure of mines, are inherent in our operations. There is no assurance that any such law, regulation, enforcement or private claim, or reclamation activity, would not have a material adverse effect on our financial condition, results of operations or cash flows.

Mine closure and reclamation regulations impose substantial costs on our operations and include requirements that we provide financial assurance supporting those obligations. These costs could significantly increase and we might not be able to provide financial assurance.

We are required by U.S. federal and state laws and regulations and by laws and regulations in the foreign jurisdictions in which we operate to reclaim our mining properties, which typically includes filing of a closure plan with the applicable regulator. The specific requirements may change and vary among jurisdictions, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the control of possible deleterious effluents and re-establishment to some degree of pre-disturbance land forms and vegetation. Mine closure plans are subject to periodic review and update requirements. In the course of reviewing or updating closure plans, it is common for the estimates, plans, costs and other details of the plan to be revised. Some of these revisions can be significant, including estimated closure cost increases. For example, we are in the process of updating the closure plan for our Casa Berardi mine. Currently we have recorded a $76.0 million discounted liability for estimated reclamation and closure costs at Casa Berardi, of $150.0 million on an undiscounted basis, which we believe, based on current negotiations with the regulator, is appropriate. Under the terms of the pending sale of our Hecla Quebec subsidiary, the buyer, Orezone, is entitled to reduce future deferred cash payments or contingent royalty payments owed to us if the financial assurance required under Casa Berardi's updated closure plan exceeds $150.0 million, by 50% of such excess amount. This excludes amounts arising from the mine's post-closing actions that increase the closure scope beyond what is currently contemplated. See the risk factors "*Our environmental and asset retirement obligations may exceed the provisions we have made*," "*Our accounting and other estimates may be imprecise*" and "*We are required to obtain governmental permits and other approvals in order to conduct mining operations*."

In some cases, we are required to provide financial assurances as security for reclamation costs, which may exceed our estimates for such costs. Similarly, our reclamation costs may exceed the financial assurances in place and those assurances may ultimately be unavailable to us. We often satisfy financial assurance requirements by posting surety bonds or cash collateral however, we may be unable to obtain the required surety bonds or may not have the resources to provide cash collateral, and the bonds or collateral may not fully cover the cost of reclamation and any such shortfall could have a material adverse impact on our financial condition. Further, when we use the services of a surety company to provide the required bond for reclamation, the surety companies often require us to post collateral with them. Currently we utilize letters of credit issued under our revolving credit facility as the source of such collateral, and as a result, there are less funds available for us to borrow under the facility for other purposes. In the event that we are unable to obtain necessary bonds or to post sufficient collateral, we may experience a material adverse effect on our operations or financial results. See the risk factors, "*Our existing stockholders are effectively subordinated to the holders of our Senior Notes*", "*Any downgrade in the credit ratings assigned to us or our debt securities could increase future borrowing costs, adversely affect the availability of new financing and may result in increased collateral requirements under our existing surety bond portfolio*," and "*Mine closure and reclamation regulations impose substantial costs on our operations, and include requirements that we provide financial assurance supporting those obligations. These costs could significantly increase, and we might not be able to provide financial assurance*."

The EPA and other state, provincial or federal agencies may also require financial assurance for investigation and remediation actions that are required under settlements of enforcement actions under CERCLA or equivalent state or foreign regulations. Currently there are no financial assurance requirements for active mining operations under CERCLA, and a lawsuit filed by several environmental organizations which sought to require the EPA to adopt financial assurance rules for mining companies with active mining operations was dismissed by a federal court. In the future, financial assurance rules under CERCLA, if adopted, could be financially material and adverse to us. See the risk factors, "*Our operations are subject to complex, evolving and increasingly stringent environmental laws and regulations. Compliance with environmental regulations, and litigation based on such regulations, involves significant costs and can threaten existing operations or constrain expansion opportunities*" and "*We are required to obtain governmental permits and other approvals in order to conduct mining operations*."

We are required to obtain governmental permits and other approvals in order to conduct mining operations.

In the ordinary course of business, mining companies are required to seek governmental permits and other approvals for continuation or expansion of existing operations or for the commencement of new operations. Obtaining the necessary governmental permits is a complex, time-consuming and costly process. The duration and success of our efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental permits, including the approval of reclamation plans, may increase costs and cause delays or halt the continuation of mining operations depending on the nature of the activity to be permitted and the interpretation of applicable requirements established by the permitting authority. Interested parties, including governmental agencies and non-governmental organizations or civic groups, may seek to prevent issuance of permits and intervene in the process or pursue extensive appeal rights. Past or ongoing violations of laws or regulations involving obtaining or complying with permits could provide a basis to revoke existing permits, deny the issuance of additional permits, or commence a regulatory enforcement action, each of which could have a material adverse impact on our operations or financial condition. In addition, evolving reclamation or environmental concerns may threaten our ability to renew existing permits or obtain new permits in connection with future development, expansions and operations. We cannot assure you that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with evolving standards and regulations could become such that we would not proceed with a particular development or operation.

Specific examples of where we face permitting risk include the following:

- At Casa Berardi, if we continue to own it, obtaining new or modified permits and modifications to the mine license area will be required to successfully develop the planned open pit extensions at the site and for long term management of tailings and waste rock generated through mining operations.
- At Hollister in Nevada, state and federal approvals will be required for waste rock and underground water management from development of the Hatter Graben or other mine expansions. This permitting will require coordination with the Western Shoshone who have long-standing ties to this land area. Other potential projects in Nevada, including the Midas and Aurora properties, would require additional state and potentially federal permits before they could be returned to production.
- At Keno Hill, new permits or permit modifications will be required for it to reach future projected production necessary for the operation to become sustainably profitable. Such modification to existing permits or the requirement for new permits could be a lengthy process, and there can be no assurance we will receive any such modified or new permits.

See the risk factors, "*Certain of our mines and exploration properties are located on land that is or may become subject to, competing title claims and/or claims of cultural significance*" and "*Legal challenges could prevent exploration projects from being developed or existing mines from future expansion.*"

We could be subject to legal disputes that may materially adversely affect us.

We have experienced in the past, and could experience in the future, claims regarding violations of (i) federal securities laws, (ii) state corporate law, (iii) environmental damage or compliance and (iv) safety conditions or other matters at our mines. The outcome of any such claims would be uncertain. We may not resolve these claims favorably. Depending on the outcome, these actions could cause adverse financial effects or reputational harm to us. If any of these disputes result in a substantial monetary judgment against us, are settled on terms unfavorable to us, or otherwise impact our operations (such as by limiting our ability to obtain permits or approvals), our financial results or condition could be materially adversely affected. For a description of some of the lawsuits and other claims in which we are involved, see *Note 16* of *Notes to Consolidated Financial Statements*.

Our environmental and asset retirement obligations may exceed the provisions we have made.

We are subject to significant environmental obligations. At December 31, 2025, we had accrued $202.3 million as a provision for environmental and asset retirement obligations. We cannot be sure that we have accurately estimated these obligations, and in the future our accrual could materially change and we could voluntarily incur expenditures in excess of our accrual. Our environmental and asset retirement obligations and voluntary expenditures could have a material adverse impact on our cash flows, results of operations, or financial condition. For information on our potential environmental liabilities and asset retirement obligations, see *Note 5* and *Note 16* of *Notes to Consolidated Financial Statements*.

New federal and state laws, regulations and initiatives could impact our operations.

In recent years there have been several proposed or implemented ballot initiatives that sought to directly or indirectly curtail or eliminate mining in certain states, including Alaska, where our Greens Creek mine operates, and Montana, where we may commence exploration at the Libby Exploration project. While both a salmon initiative in Alaska and a water treatment initiative in Montana were defeated by voters in 2018, in the future similar or other initiatives that could impact our operations may be on the ballot in these states or other jurisdictions (including local or international) in which we currently or may in the future operate. To the extent any such initiative was passed and became law, there could be a material adverse impact on our financial condition, results of operations or cash flows.

Legal challenges could prevent exploration projects from being developed or existing mines from future expansion.

As a result of the legal challenges and other circumstances related to our Montana projects, we may be prevented from ever fully permitting or exploring or developing our Libby Exploration or Rock Creek Projects.

The titles to some of our properties may be defective or challenged.

Unpatented mining claims constitute a significant portion of our undeveloped property holdings in the United States. For our operations in Canada and Mexico, we hold mining claims, mineral concession titles and mining leases that are obtained and held in accordance with the laws of the respective countries, which provide us the right to exploit and explore the properties. The validity of the claims, concessions and leases could be uncertain and may be contested. Although we have conducted title reviews of our property holdings, title review does not necessarily preclude third parties (including governments) from challenging our title. In accordance with mining industry practice, we do not generally obtain title opinions until we decide to develop a property. Therefore, while we have attempted to acquire satisfactory title to our undeveloped properties, some titles may be defective.

Risks Relating to Our Common Stock and Our Indebtedness
We may be unable to generate sufficient cash to service all of our debt and meet our other ongoing liquidity needs and may be forced to take other actions to satisfy our obligations, which may be unsuccessful.

Our ability to make scheduled payments or to refinance our debt obligations and to fund our planned capital expenditures and other ongoing liquidity needs depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. There can be no assurance that our business will generate sufficient cash flow from operations or that borrowings will be available to us to pay the principal, premium, if any, and interest on our debt or to fund our other liquidity needs. See the risk factor "*The terms of our debt impose restrictions on our operations.*" We may need to refinance all or a portion of our debt on or before maturity. We may be unable to refinance any of our debt on commercially reasonable terms or at all.

In addition, we conduct substantially all of our operations through our subsidiaries. Accordingly, repayment of our debt is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Certain of our subsidiaries are not guarantors of our debt and thus do not have any obligation to pay amounts due on our debt or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our debt. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the credit agreement governing our revolving credit facility and the indenture governing our Senior Notes limit the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our debt.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments, capital expenditures and exploration efforts or to sell assets, seek additional capital or restructure or refinance our debt. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments and the indenture governing our Senior Notes may restrict us from adopting some of these alternatives. Further, these alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In addition, any failure to make payments of interest and principal on our outstanding debt on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional debt.

The price of our stock has a history of volatility and could decline in the future.

Shares of our common and outstanding preferred stock are listed on the New York Stock Exchange ("NYSE"). The market price for our stock has been volatile, often based on:

- changes in metals prices, particularly silver and gold;
- our results of operations and financial condition as reflected in our public news releases or periodic filings with the SEC;
- fluctuations in proven and probable reserves;
- factors unrelated to our financial performance or future prospects, such as global economic developments, market perceptions of the attractiveness of particular industries, or the reliability of metals markets;
- market prices of our publicly traded debt;
- political and regulatory risk;
- the success of our exploration, pre-development, and capital programs;
- ability to meet production and cost estimates;
- environmental, safety and legal risk;
- ability to defend against cyber security attacks;
- the extent and nature of analytical coverage concerning our business; and
- the trading volume and general market interest in our securities.

The market price of our stock at any given point in time may not accurately reflect our value, and may prevent stockholders from realizing a profit on, or recovering, their investment.

We may not be able to pay common or preferred stock dividends in the future.

Since January 2010, we have paid all regular quarterly dividends on our Series B preferred stock. The annual dividend payable on the Series B preferred stock is currently $0.6 million. Prior to 2010, there were numerous occasions when we did not declare dividends on the Series B Preferred Stock, but instead deferred them. We cannot assure you that we will continue to pay preferred stock dividends in the future.

Until February 2025, our common stock dividend policy had two components: (1) a dividend that links the amount of dividends on our common stock to our average quarterly realized silver price in the preceding quarter, and (2) a minimum annual dividend of $0.015 per share of common stock, in each case payable quarterly, when declared. Currently, our dividend policy has only the minimum component. See *Note 12* of *Notes to Consolidated Financial Statements* for more information on our common stock dividend policy.

From the fourth quarter of 2011 through and including the fourth quarter of 2025, our Board of Directors has declared a common stock dividend under the policy described above. The declaration and payment of common stock dividends, whether pursuant to the policy or in addition thereto, is at the sole discretion of our Board of Directors, and we cannot assure you that we will continue to declare and pay common stock dividends in the future, and our Board of Directors make revise or revoke the current common stock dividend policy at any time and without advance notice. In addition, the indenture governing our Senior Notes limits our ability to pay dividends.

Our existing stockholders are effectively subordinated to the holders of our Senior Notes.

In the event of our liquidation or dissolution, stockholders' entitlement to share ratably in any distribution of our assets would be subordinated to the holders of our Senior Notes. Any rights that a stockholder may have in the event of bankruptcy, liquidation or a reorganization of us or any of our subsidiaries, and any consequent rights of stockholders to realize on the proceeds from the sale of any of our or our subsidiaries' assets, will be effectively subordinated to the claims of the holders of our Senior Notes.

The issuance of additional shares of our preferred or common stock in the future could adversely affect holders of common stock.

The market price of our common stock may be influenced by any preferred or common stock we may issue. Our Board of Directors is authorized to issue additional classes or series of preferred stock without any action on the part of our stockholders. This includes the power to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights and preferences over common stock with respect to dividends or upon the liquidation, dissolution or winding up of the business and other terms. If we issue preferred stock in the future that has preference over our common stock with respect to the payment of dividends or upon liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of the common stock or the market price of the common stock could be adversely affected.

The provisions in our certificate of incorporation, our by-laws and Delaware law could delay or deter tender offers or takeover attempts.

Certain provisions in our restated certificate of incorporation, our by-laws and Delaware law could make it more difficult for a third party to acquire control of us, even if that transaction could be beneficial to stockholders. These impediments include:

- the classification of our Board of Directors into three classes serving staggered three-year terms, which makes it more difficult to quickly replace board members;
- the ability of our Board of Directors to issue shares of preferred stock with rights as it deems appropriate without stockholder approval;
- a provision that special meetings of our Board of Directors may be called only by our chief executive officer or a majority of our Board of Directors;
- a provision that special meetings of stockholders may only be called pursuant to a resolution approved by a majority of our Board of Directors;
- a prohibition against action by written consent of our stockholders;
- a provision that our board members may only be removed for cause and by an affirmative vote of at least 80% of the outstanding voting stock;
- a provision that our stockholders comply with advance-notice provisions to bring director nominations or other matters before meetings of our stockholders;
- a prohibition against certain business combinations with an acquirer of 15% or more of our common stock for three years after such acquisition unless the stock acquisition or the business combination is approved by our board prior to the acquisition of the 15% interest, or after such acquisition our board and the holders of two-thirds of the other common stock approve the business combination; and

- a prohibition against our entering into certain business combinations with interested stockholders without the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of voting stock.

In addition, amendment of most of the provisions described above requires approval of at least 80% of the outstanding voting stock.

The terms of our debt impose restrictions on our operations.

The indenture governing our Senior Notes includes several significant covenants. These covenants could adversely affect us by limiting our ability to plan for or react to market conditions or to meet our capital needs. These covenants, among other things:

- make it more difficult for us to satisfy our obligations with respect to the Senior Notes and our other debt;
- limit our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or require us to make divestiture;
- require a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;
- increase our vulnerability to general adverse economic and industry conditions;
- limit our flexibility in planning for and reacting to changes in the industry in which we compete;
- place us at a disadvantage compared to other, less leveraged competitors; and
- increase our cost of borrowing additional funds.

These restrictions may affect our ability to grow in accordance with our strategy. Further, our financial results, our substantial indebtedness and our credit ratings could adversely affect the availability and terms of any financing.

In addition, our revolving credit facility requires us to comply with various covenants, including certain financial ratios, that restrict management's discretion to operate our business in certain circumstances. For example, these restrictions include limitations that could affect our ability to incur additional indebtedness, place liens or mortgages on our assets, sell assets or release collateral. These restrictions could make it more difficult for us to obtain additional financing or take advantage of business opportunities. Furthermore, a breach of any of these covenants could result in an event of default under the agreement governing our revolving credit facility that, if not cured or waived, could give our lenders the right to terminate commitments to lend and cause all amounts outstanding with respect to the debt to be due and payable immediately. Acceleration of any of our debt could result in cross-defaults under our other debt instruments, including the indenture governing our Senior Notes, as well as certain forward sales contracts which may be outstanding from time to time. Our assets and cash flow may be insufficient to repay borrowings fully under all of our outstanding debt instruments if any of our debt instruments are accelerated upon an event of default, which could force us into bankruptcy or liquidation. In such an event, we may be unable to repay our debt obligations. In addition, in some instances, this would create an event of default under the indenture governing our Senior Notes.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.

Borrowings under our credit facility are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. Assuming all revolving loans currently available to us were fully drawn, each one percentage point change in interest rates would result in a $2.2 million change in annual cash interest expense on our credit facility.

General Risk Factors

Global financial events or developments impacting major industrial or developing countries may have an impact on our business and financial condition in ways that we currently cannot predict.

The COVID-19 pandemic and 2008 credit crisis and related turmoil in the global financial system and ensuing recession had an impact on our business and financial position, and similar events in the future could also impact us. The re-emergence of a financial crisis or recession or reduced economic activity in the United States, China, India and other industrialized or developing countries, or disruption of key sectors of the economy such as oil and gas, may have a significant effect on our results of operations or limit our ability to raise capital through credit and equity markets. The prices of the metals that we produce are affected by a number of factors, and it is unknown how these factors may be impacted by a global financial event or developments impacting major industrial or developing countries.

Tariffs, other potential changes to tariff and import/export regulations, or trade disputes between the United States and other jurisdictions may have a negative effect on global economic conditions and on our business, financial results and financial condition.

Since 2018, the United States has imposed tariffs on certain items imported from various countries where we currently sell or in the past sold our products. Since January 2025, the Trump Administration has significantly expanded and modified these tariff policies during President Trump's second term, creating an evolving landscape of trade restrictions and uncertainty.

We currently sell our products into international markets, including Japan, South Korea, and Canada, with minimal U.S. sales. To date, any tariffs on products to or from those countries have not materially impacted our business. However, we face substantial risks from the current trade environment. For example, we historically have had significant sales into China. However, due to U.S. tariffs and China's reciprocal tariffs – currently 20% on our silver concentrate, the China market is effectively closed for us, and we have not shipped any products to China since March 2025. The elimination of the China market limits the competition for our products which could have a material adverse impact on our financial results.

In addition to direct impact on the goods we produce, tariffs have other potential impacts on our operations and financial results. For example, we have significant sales of products shipped to Asia via oceangoing vessels sourced from maritime transport operators. If tariffs under Executive Order 14269 (which is suspended until November 2026) apply to vessels carrying our products, shipping charges could increase substantially. And, as a commodity producer, we have limited ability to pass on cost increases to our customers. While we are not currently subject to these fees and believe exemptions may be available when tariffs take effect, uncertainty remains. Further, materials we import to the U.S. from tariff-affected countries, could become significantly more expensive, increasing our production costs.

The rapidly changing nature of trade policies and the potential for sudden tariff implementations, retaliatory measures, policy reversals, or removal of exemptions create ongoing uncertainty that makes business planning difficult. Any combination of these factors could depress economic activity and materially and adversely affect our business, financial condition, and results of operations.

Our profitability could be affected by inflation, including the prices of other commodities.

Our profitability is sensitive to cost inflation, including, but not limited to the costs of commodities such as fuel (in particular as used at Greens Creek to generate electricity when hydropower is unavailable, as is the case from time to time, particularly in periods with low precipitation), steel, and cement, as well as other consumables and labor. Recently the prices we pay for commodities and consumables have increased which has increased the operating costs at our mine sites. In addition, labor costs have increased, including under the terms of our labor agreement with the union at the Lucky Friday mine. Increased or persistent inflation or other upward pressures could continue to increase our costs, and could have a material impact on our results of operations.

Our business depends on availability of skilled miners and good relations with employees.

We are dependent upon the ability and experience of our executive officers, managers, employees, contractors and their employees, and other personnel, and we cannot assure you that we will be able to retain such employees or contractors. We compete with other companies both in and outside the mining industry in recruiting and retaining qualified employees and contractors knowledgeable about the mining business. From time to time, we have encountered, and may in the future encounter, difficulty recruiting skilled mining personnel at acceptable wage and benefit levels in a competitive labor market, and may be required to utilize contractors, which can be more costly. Temporary or extended lay-offs due to mine closures may exacerbate such issues and result in vacancies or the need to hire less skilled or efficient employees or contractors. The loss of skilled employees or contractors or our inability to attract and retain additional highly skilled employees and contractors could have an adverse effect on our business and future operations.

We or our contractors may experience labor disputes, work stoppages or other disruptions in production that could adversely affect our business and results of operations. Currently, the Lucky Friday mine is our only operation where some of our employees are subject to a collective bargaining agreement, however, there have been union organizing efforts at our other operations. The unionized employees at Lucky Friday were on strike from March 2017 until January 2020, when the union ratified a new collective bargaining agreement ("CBA"), which expired in January 2023 (a new six year CBA was approved by the union in January 2023). The strike significantly impacted production at the Lucky Friday and caused significant costs and expenses during each year of the strike. Any future strikes or other labor or related disruptions could adversely affect our financial condition and results of operations.

Our information technology systems may be vulnerable to disruption which could place our systems at risk from data loss, operational failure, or compromise of confidential information.

We rely on various information technology systems and on third party developers and contractors in connection with operations, including production, equipment operation and financial support systems. While we regularly monitor the security of our systems, they remain vulnerable to disruption, damage or failure from a variety of sources, including errors by employees or contractors, computer viruses, cyber-attacks including phishing, ransomware and similar malware, misappropriation of data by outside parties, and various other threats all of which have been amplified through the proliferation of artificial intelligence ("AI"), particularly generative AI. In particular, we use cloud systems which could be vulnerable to external intrusions. Techniques used to obtain unauthorized access to or sabotage our systems are under continuous and rapid evolution, and we may be unable to detect efforts to disrupt our data and systems in advance. Breaches and unauthorized access carry the potential to cause losses of assets or production, operational delays, equipment failure that could cause other risks to be realized, inaccurate recordkeeping, or disclosure of confidential information, any of which could result in financial losses and regulatory or legal exposure, and could have a material adverse effect on our cash flows, financial condition or results of operations.

We could also be adversely affected by system or network disruptions due to disasters or if new or upgraded information technology systems are defective, not installed properly or not properly integrated into our operations. For example, we are in the process of migrating to a new enterprise resource planning ("ERP") software platform which we ultimately expect will improve our operational efficiency. However, the project is complex, time-consuming and costly, and there is no assurance we will efficiently or successfully implement the new ERP platform. Additionally, disaster recovery failure or system modification failures could have a material adverse effect on our business, financial position and results of operations and could, if not successfully implemented, adversely impact the effectiveness of our internal controls over financial reporting.

Competition from other mining companies may harm our business.

We compete with other mining companies, some of which have greater financial resources than we do or other advantages, in various areas which include:
- attracting and retaining key executives, skilled labor, and other employees;
- for the services of other skilled personnel and contractors and their specialized equipment, components and supplies, such as drill rigs, necessary for exploration and development;
- for contractors that perform mining and other activities and milling facilities which we lease or toll mill through; and
- for rights to mine properties.

Additional issuances of equity securities by us would dilute the ownership of our existing stockholders and could reduce our earnings per share.

We may issue securities in the future in connection with raising capital, acquisitions, strategic transactions or for other purposes. To the extent we issue any additional equity securities (or securities convertible into equity), the ownership of our existing stockholders would be diluted and our earnings per share could be reduced.

If a large number of shares of our common stock are sold in the public market, the sales could reduce the trading price of our common stock and impede our ability to raise future capital.

We cannot predict what effect, if any, future issuances by us of our common stock or other equity will have on the market price of our common stock. Any shares that we may issue may not have any resale restrictions, and therefore could be immediately sold by the holders. The market price of our common stock could decline if certain large holders of our common stock, or recipients of our common stock, sell all or a significant portion of their shares of common stock or are perceived by the market as intending to sell these shares other than in an orderly manner. In addition, these sales could also impair our ability to raise capital through the sale of additional common stock in the capital markets.

Any downgrade in the credit ratings assigned to us or our debt securities could increase future borrowing costs, adversely affect the availability of new financing and may result in increased collateral requirements under our existing surety bond portfolio.

As of February 12, 2026, our Senior Notes were rated "BB-" by Standard & Poor's and "B1" by Moody's Investors Service. We cannot assure you that any rating currently assigned by Standard & Poor's or Moody's to us or our debt securities (including the Senior Notes) will remain unchanged for any given period of time or that a rating will not be lowered if, in that rating agency's judgment, future circumstances relating to the basis of the rating so warrant. If we are unable to maintain our outstanding debt and financial ratios at levels acceptable to the credit rating agencies, or should our business prospects or financial results deteriorate, including as a result of declines in silver and gold prices or other factors beyond our control, our ratings could be downgraded by the rating agencies. Downgrading the credit rating of our debt securities or placing us on a watch list for possible future downgrading would likely adversely impact us, including our ability to obtain financing on favorable terms, if at all, increase borrowing costs, result in increased collateral requirements under our surety bond portfolio, and have an adverse effect on the market price of our securities, including our Senior Notes.

Damage to our reputation may result in decreased investor confidence, challenges in maintaining positive community relations and can pose additional obstacles to our ability to develop our projects, which may result in a material adverse impact on our business, financial position, results of operations and growth prospects.

Damage to our reputation can be the result of the actual or perceived occurrence of a variety of events and circumstances, and could result in negative publicity (for example, with respect to handling of environmental, safety and security matters, dealings with local community organizations or individuals, community commitments, handling of cultural sites or resources, and various other matters).

We have also provided greater transparency on environmental, social and governance performance in response to stakeholder engagement and requests in recent years, and provide supplemental disclosures in our annual Sustainability Report and other sustainability reports on our website in connection with stakeholder concerns and issues. Such increased transparency may result in greater scrutiny and impact how we are perceived.

The growing use of social media to generate, publish and discuss community news and issues and to connect with others has made it significantly easier, among other things, for individuals and groups to share their opinions of us and our activities, whether true or not. We do not have direct control over how we are perceived by others and any resulting loss of reputation could have a material adverse effect on our business, financial position and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

Hecla's cybersecurity program uses multiple security measures to protect our assets, designed so that if one line of defense is compromised, additional layers exist as a backup in an effort to ensure that threats are stopped along the way. This program actively identifies internal and external threats and protects computer systems from attack, detects known threats and suspicious activity within the network, and supports response and recovery should a cyber incident occur. As part of this program, we engage third party resources to augment monitoring capabilities and review and assess the security program and advise on improvements. Additionally, we conduct assessments annually to determine overall security program health. Approximately 10% of our corporate information systems technology ("IT") budget is devoted to security programming, training, and management. Acceptable IT use policies are in place and communicated to employees and contract staff, and periodic training takes place to educate employees on the importance of cybersecurity and steps to be taken to avoid incidents.

Any material cybersecurity incident that we become aware of follows our standard guidelines for crisis communications and response, engaging personnel, management, and the Board of Directors as appropriate. In cases where the materiality of a cybersecurity incident is not immediately apparent, our Vice President, Information Technology ("VP, IT") would report the incident to his supervisor, our Chief Financial Officer ("CFO"), and to our Senior Vice President – General Counsel ("GC"). This is consistent with our overall risk management system which relies, in part, on a "chain of command" reporting system in which supervisors monitor their respective departments and constantly seek feedback from employees or vendors in their department for potentially material events. This system is designed to ensure that information reaches the appropriate levels of the Company, including the Board of Directors. In cases where a question of materiality, public disclosure or legal exposure is in question, our CFO or GC will direct the flow of information to other members of management or the Board as appropriate. Additionally, we have standing weekly senior staff meetings where the President and CEO along with each vice president and occasionally other employees meet to discuss current issues the Company is facing. We expect that any cybersecurity incident that our VP, IT believes may be material to the Company will be discussed at these meetings, or sooner if circumstances warrant.

When a cybersecurity incident is detected, we conduct an impact assessment, determine materiality, and take appropriate actions as described above. This process is also followed when notified that a software/services supplier has a cybersecurity incident.

There were no material cyber security incidents discovered in 2025. See Item *1A. Risk Factors – We have had losses that could reoccur in the future*; *Mining accidents or other adverse events at an operation could decrease our anticipated production or otherwise adversely affect our operations*; *Our operations may be adversely affected by risks and hazards associated with the mining industry that may not be fully covered by insurance*; *The price of our stock has a history of volatility and could decline in the future*; and *Our information technology systems may be vulnerable to disruption which could place our systems at risk from data loss, operational failure, or compromise of confidential information.*

Board and Management Oversight

Through the risk management processes identified above, we are confident that any material cybersecurity threats will be brought to the attention to the Board of Directors, either directly or through the Audit Committee which is governed by its charter, including the affirmative responsibility to "periodically review risk assessments from management with respect to cybersecurity, including assessments of the overall threat landscape and related strategies and investments." One way in which the Audit Committee fulfills that requirement is by receiving regular reports from management on not only known cybersecurity threats or incidents (including related risk assessments), but the landscape more generally, including with respect to known threats, technological advancements, best practices and current events.

In addition to the risk management policies described above, management regularly reviews cyber security planning, including development and management of the program, budgeting, and participation in the incident response plan. The management team involved in this review includes our CEO, CFO, GC, and the VP, IT. These reviews can also provide topics for discussion at Board and/or Audit Committee meetings.

Our VP, IT, has a degree in Management Information Systems and over 38 years of experience. The fully staffed department includes resources dedicated to cybersecurity who monitor our threat detection and response tools for any attempted or successful hacks or other incursions into our IT environment, both externally and internally. These are reviewed and mitigated where appropriate, and escalated if necessary, via the processes noted above.

ITEM 2. PROPERTIES

Note on SEC Mining Disclosure Rules

Information concerning our mining properties in this Annual Report on Form 10-K has been prepared in accordance with the requirements of subpart 1300 of SEC Regulation S-K. Subpart 1300 requires us to disclose our mineral resources, in addition to our mineral reserves, as of the end of our most recently completed fiscal year both in the aggregate and for each of our individually material mining properties.

You are cautioned that mineral resources do not have demonstrated economic value. Mineral resources are subject to further exploration and development, are subject to additional risks, and no assurance can be given that they will eventually convert to future reserves. Inferred Resources, in particular, have a great amount of uncertainty as to their existence and their economic and legal feasibility. Investors are cautioned not to assume that any part or all of the Inferred Resource exists or is economically or legally mineable. See *Item 1A. Risk Factors*.

Summary

The map below shows the locations of our operations and our exploration projects, as well as our corporate offices located in Coeur d'Alene, Idaho; Vancouver, British Columbia; Juneau, Alaska; Mullan, Idaho; Val d'Or, Quebec; and Whitehorse, Yukon.


Connaught, *Dawson, Yukon*
Keno Hill, *Mayo, Yukon*
Rackla, *Mayo, Yukon*
Greens Creek, *Admiralty Island, Alaska*
Opinaca / Wildcat, *James Bay, Québec*
Casa Berardi, *Val d'Or, Québec*
Heva-Hosco, *Val d'Or, Québec*
Republic, *Republic, Washington*
Silver Valley / Star, *Wallace, Idaho*
Lucky Friday, *Mullan, Idaho*
Rock Creek, *Noxon, Montana*
Libby Exploration Project, *Libby, Montana*
Hollister, *Elko County, Nevada*
Midas, *Elko County, Nevada*
Fire Creek, *Lander County, Nevada*
Aurora, *Mineral County, Nevada*
Monte Cristo, *Esmeralda County, Nevada*
San Juan Silver, *Creede, Colorado*
N
operating mines / mills
exploration properties
corporate offices:
Coeur d'Alene, Idaho
Vancouver, BC

The following table summarizes our aggregate metal quantities produced and sold for the last three years:

	Year Ended December 31,		
	2025	2024	2023
Silver – Ounces produced	17,026,785	16,169,930	14,342,863
Payable ounces sold	15,236,377	14,485,158	12,955,006
Gold – Ounces produced	150,509	141,923	151,259
Payable ounces sold	138,709	132,442	141,602
Lead – Tons produced	56,131	52,515	40,347
Payable tons sold	48,727	44,795	35,429
Zinc – Tons produced	68,558	66,308	60,579
Payable tons sold	47,553	47,593	43,050
Copper – Tons produced	1,804	1,874	1,823
Payable tons sold	337	50	—

A summary overview of our mining operations and exploration and pre-development projects is shown in the following table:

Property	Country	State/ Province	Ownership	Claims	Permit Conditions	Stage	Mine Type	Commodity	Mineralization Style
Greens Creek	United States	Alaska	100.0%	440 unpatented lode claims, 58 unpatented millsite claims (8,072 acres), 21 patented lode claims and one patented millsite claim (328 acres); Land Exchange Properties (7,301 acres)	Private or USFS administered land, all required permits for production in place	Production	Underground	Ag, Au, Pb, Zn	Massive Sulfide
Lucky Friday	United States	Idaho	100.0%	43 patented lode and millsite claims (710 acres); 53 unpatented lode claims (535 acres)	Private or USFS administered land, all required permits for production in place	Production	Underground	Ag, Pb, Zn	Vein
Casa Berardi	Canada	Quebec	100.0%	407 claims; 49,480 acres (20,024 ha)	All required permits for production in place or in process	Production	Underground/ Open Pit	Au	Vein/Shear Zone
Keno Hill	Canada	Yukon	100.0%	703 quartz mining leases, 867 quartz mining claims, 2 Crown Grants; (238.12 km2 / 23,812 ha)	All required permits for production in place or in process	Development	Underground	Ag, Au, Pb, Zn	Vein/Fault Zone
San Sebastian	Mexico	Durango	100.0%	31 mining concessions; 99,532 acres (40,279 ha)	All required permits for exploration and production in place	Exploration	Underground/ Open Pit	Ag, Au, Cu, Pb, Zn	Vein
Fire Creek	United States	Nevada	100.0%	831 unpatented lode claims (17,175 acres); leases (409 acres); private land (3,208 acres)	BLM administered land, Plan of Operations and other required State permits in place	Exploration	Underground	Au, Ag	Vein
Hollister	United States	Nevada	100.0%	853 unpatented lode claims, 152 leased unpatented lode claims, 11 unpatented mill site claims; 17,960 acres total	BLM administered land, Plan of Operations and other required State permits in place	Exploration	Underground	Au, Ag	Vein
Midas	United States	Nevada	100.0%	1,456 unpatented lode claims, 33 leased unpatented lode claims, (total 27,583 acres unpatented claims); 44 patented lode claims, private land (2,417 acres)	BLM administered land, Plan of Operations and other required State permits in place	Exploration	Underground	Au, Ag	Vein
Heva – Hosco	Canada	Quebec	100.0%	102 claims; 9,600 acres (3,884 ha)	Annual intervention permits for exploration in place along with authorization for road building	Exploration	Underground/ Open Pit	Au	Vein/Shear Zone
San Juan Silver	United States	Colorado	100.0%	129 patented lode and millsite claims, fee lands, 704 unpatented lode claims; 13,645 total acres	7 Notice-of-Intent areas for Exploration, Mining Plan of Operations (USFS); 112-d2 mining permit (CO DRMS)	Exploration	Underground	Ag, Pb, Zn	Vein
Star	United States	Idaho	100.0%	174 patented lode and millsite claims; 2,376 total acres	Private land, required permits in place for exploration	Exploration	Underground	Ag, Zn, Pb	Vein
Monte Cristo	United States	Nevada	100.0%	334 unpatented lode claims, 10 leased unpatented lode claims (6,880 acres)	BLM administered land, Notice of Intent required	Exploration	Underground/ Open Pit	Au, Ag	Vein
Rock Creek	United States	Montana	100.0%	99 patented lode claims (1,859 acres), 370 unpatented lode claims (6,829 acres), 115 unpatented millsite claims, 5 unpatented tunnel sites; other private land: 754 acres	Private or USFS administered land. Some State permits in-place; no Federal permits.	Exploration	Underground	Ag, Cu	Sediment Hosted – Stratabound
Libby Exploration	United States	Montana	100.0%	2 patented lode claims, 36.84 acres (22.33 in wilderness, 14.51 outside wilderness); 26 unpatented lode claims (537 acres), 854 unpatented mill site claims, 11 unpatented tunnel site claims	Private or USFS administered land. Some State permits in-place; no Federal permits.	Exploration	Underground	Ag, Cu	Sediment Hosted – Stratabound

Property	Country	State/Province	Ownership	Claims	Permit Conditions	Stage	Mine Type	Commodity	Mineralization Style
Republic	United States	Washington	100.0%	114 patented claims and private land; 22 unpatented lode claims, 3 state leases, 2,096 acres surface rights, 3,536 acres of mineral rights	Private, BLM and WA DNR administered lands	Exploration	Underground/Open Pit	Au, Ag	Vein
Silver Valley	United States	Idaho	100.0%	Various exploration properties and claim holdings	Private or USFS administered land	Exploration	Underground	Ag, Zn, Pb	Vein
Aurora	United States	Nevada	100.0%	452 unpatented lode claims, 92 patented lode claims, 25 private parcels; 9,928 total acres	Private or USFS administered land, permit work in progress for USFS lands	Exploration	Underground/Open Pit	Au, Ag	Vein
Opinaca/Wildcat	Canada	Quebec	50% / 100%	Opinaca: 248 claims (50%; 32,064 acres (12,975 ha)); Wildcat: 224 claims (100%; 28,928 acres (11,707 ha))	Intervention permits for exploration updated every year	Exploration	Underground	Au	Vein/Shear Zone
Rackla – Tiger	Canada	Yukon	100.0%	3,315 quartz mineral claims; 164,547 acres (66,590 ha)	Class 3 Quartz Mining Land Use Approval LQ00531; approved by Yukon Environmental and Socio-economic Assessment Board	Exploration	Open Pit/Underground	Au	Carbonate hosted/replacement – reduced intrusion related
Rackla – Osiris	Canada	Yukon	100.0%	1,478 quartz mineral claims; 74,576 acres (30,180 ha)	Class 4 Quartz Mining Land Use Approval LQ00444; approved by Yukon Environmental and Socio-economic Assessment Board	Exploration	Open Pit/Underground	Au	Carbonate hosted, disseminated (Carlin-style)

Hecla is the operator at all mines and exploration properties. Mineral processing plants and related facilities are part of the infrastructure at each operating mine.

The following table summarizes the in-situ mineral reserves for all properties as of December 31, 2025

Asset:	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Lead %	Zinc %	Silver (000 oz)	Gold (000 oz)	Lead Tons	Zinc Tons
Proven Reserves: [1]									
Greens Creek [2,3]	13	23.9	0.120	3.0	7.8	309	1	390	1,000
Lucky Friday [2,4]	4,747	11.8	—	7.5	3.8	56,096	—	355,370	181,180
Casa Berardi Underground [2,5]	112	—	0.134	—	—	—	15	—	—
Casa Berardi Open Pit [2,5]	6,031	—	0.074	—	—	—	448	—	—
Keno Hill [2,6]	9	23.5	—	2.4	6.2	235	—	220	600
Total Proven	10,912					56,640	464	355,980	182,780
Probable Reserves: [7]									
Greens Creek [2,3]	10,166	10.4	0.083	2.3	6.3	105,788	841	237,730	637,130
Lucky Friday [2,4]	1,636	9.5	—	6.0	3.7	15,493	—	97,590	60,710
Casa Berardi Underground [2,5]	420	—	0.152	—	—	—	64	—	—
Casa Berardi Open Pit [2,5]	7,515	—	0.084	—	—	—	631	—	—
Keno Hill [2,6]	2,104	25.3	0.007	2.9	2.9	53,172	16	61,600	61,230
Total Probable	21,841					174,453	1,552	396,920	759,070
Proven and Probable Reserves: [1,7]									
Greens Creek [2,3]	10,179	10.4	0.083	2.3	6.3	106,097	842	238,120	638,130
Lucky Friday [2,4]	6,383	11.2	—	7.1	3.8	71,589	—	452,960	241,890
Casa Berardi Underground [2,5]	532	—	0.148	—	—	—	79	—	—
Casa Berardi Open Pit [2,5]	13,546	—	0.080	—	—	—	1,079	—	—
Keno Hill [2,6]	2,113	25.3	0.007	2.9	2.9	53,407	16	61,820	61,830
Total Proven and Probable	32,753					231,093	2,016	752,900	941,850

(1) The term "reserve" means an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted. The term "proven reserves" means the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource. See footnotes 8 and 9 below.

(2) Mineral reserves are based on $25.00/oz silver, $2,100/oz gold, $0.90/lb lead, $1.15/lb zinc, unless otherwise stated. All Mineral Reserves are reported in-situ with estimates of mining dilution and mining loss.

(3) The reserve NSR cut-off values for Greens Creek are $275/ton for all zones; metallurgical recoveries (actual 2025): 79.3% for silver, 74% for gold, 82.6% for lead, and 88.8% for zinc.

(4) The reserve NSR cut-off values for Lucky Friday are $280/ton for all veins; metallurgical recoveries (actual 2025): 94.5% for silver, 94.3% for lead, and 85.1% for zinc.

(5) The average reserve cut-off grades at Casa Berardi are 0.11 oz/ton gold (3.8 g/tonne) underground and 0.03 oz/ton gold (0.97 g/tonne) for open pit. Metallurgical recovery (actual 2025): 87% for gold; US$/CAN$ exchange rate: 1:1.35.

(6) The reserve NSR cut-off value at Keno Hill is $336/ton (CAN$500/tonne). Metallurgical recovery (actual 2025): 96.2% for silver, 94% for lead, 81% for zinc; US$/CAN$ exchange rate: 1:1.35.

(7) The term "probable reserves" means the economically mineable part of an indicated and, in some cases, a measured mineral resource. See footnotes 9 and 10 below.

The following table summarizes the in-situ mineral resources [8] for all properties, exclusive of mineral reserves, as of December 31, 2025:

Asset	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Lead %	Zinc %	Copper %	Silver (000 oz)	Gold (000 oz)	Lead Tons	Zinc Tons	Copper Tons
Measured Resources: [9]											
Greens Creek [12,13]	—	—	—	—	—	—	—	—	—	—	—
Lucky Friday [12,14]	1,806	11.8	—	7.4	2.1	—	21,328	—	134,280	37,610	—
Casa Berardi Underground [12,15]	1,306	—	0.199	—	—	—	—	260	—	—	—
Casa Berardi Open Pit [12,15]	2,891	—	0.083	—	—	—	—	239	—	—	—
Keno Hill [12,16]	—	—	—	—	—	—	—	—	—	—	—
San Sebastian – Oxide [17]	—	—	—	—	—	—	—	—	—	—	—
San Sebastian – Sulfide [17]	—	—	—	—	—	—	—	—	—	—	—
Fire Creek [18,19]	—	—	—	—	—	—	—	—	—	—	—
Hollister [18,20]	—	—	—	—	—	—	—	—	—	—	—
Midas [18,21]	—	—	—	—	—	—	—	—	—	—	—
Heva [22]	—	—	—	—	—	—	—	—	—	—	—
Hosco [22]	—	—	—	—	—	—	—	—	—	—	—
Star [12,23]	—	—	—	—	—	—	—	—	—	—	—
Rackla – Tiger Underground [29]	32	—	0.060	—	—	—	—	2	—	—	—
Rackla – Tiger Open Pit [29]	881	—	0.085	—	—	—	—	75	—	—	—
Rackla – Osiris Underground [30]	—	—	—	—	—	—	—	—	—	—	—
Rackla – Osiris Open Pit [30]	—	—	—	—	—	—	—	—	—	—	—
Total Measured	6,916						21,328	576	134,280	37,610	—
Indicated Resources: [10]											
Greens Creek [12,13]	5,844	15.2	0.112	3.4	8.9	—	88,655	653	200,430	522,550	—
Lucky Friday [12,14]	1,619	11.9	—	6.2	1.5	—	19,213	—	100,200	24,850	—
Casa Berardi Underground [12,15]	3,555	—	0.167	—	—	—	—	595	—	—	—
Casa Berardi Open Pit [12,15]	1,123	—	0.078	—	—	—	—	88	—	—	—
Keno Hill [12,16]	583	24.1	0.009	2.5	6.3	—	14,039	5	14,460	36,710	—
San Sebastian – Oxide [17]	1,435	6.2	0.091	—	—	—	8,889	130	—	—	—
San Sebastian – Sulfide [17]	1,145	5.4	0.013	2.0	3.1	1.3	6,155	15	23,290	35,600	15,080
Fire Creek [18,19]	186	0.9	0.380	—	—	—	158	71	—	—	—
Hollister [18,20]	95	2.4	0.547	—	—	—	227	52	—	—	—
Midas [18,21]	100	5.3	0.394	—	—	—	536	40	—	—	—
Heva [22]	1,371	—	0.043	—	—	—	—	59	—	—	—
Hosco [22]	33,584	—	0.033	—	—	—	—	1,120	—	—	—
Star [12,23]	375	4.7	—	9.9	10.5	—	1,744	—	37,110	39,330	—
Rackla – Tiger Underground [29]	960	—	0.079	—	—	—	—	76	—	—	—
Rackla – Tiger Open Pit [29]	3,116	—	0.100	—	—	—	—	311	—	—	—
Rackla – Osiris Underground [30]	927	—	0.133	—	—	—	—	123	—	—	—
Rackla – Osiris Open Pit [30]	4,843	—	0.119	—	—	—	—	577	—	—	—
Total Indicated	60,861						139,616	3,915	375,490	659,040	15,080
Measured and Indicated Resources:											
Greens Creek [12,13]	5,844	15.2	0.11	3.4	8.9	—	88,655	653	200,430	522,550	—
Lucky Friday [12,14]	3,425	11.8	—	6.8	1.8	—	40,541	—	234,480	62,460	—
Casa Berardi Underground [12,15]	4,861	—	0.176	—	—	—	—	855	—	—	—
Casa Berardi Open Pit [12,15]	4,014	—	0.081	—	—	—	—	327	—	—	—
Keno Hill [12,16]	583	24.1	0.009	2.5	6.3	—	14,039	5	14,460	36,710	—
San Sebastian – Oxide [17]	1,435	6.2	0.091	—	—	—	8,889	130	—	—	—
San Sebastian – Sulfide [17]	1,145	5.4	0.013	2.0	3.1	1.3	6,155	15	23,290	35,600	15,080
Fire Creek [18,19]	186	0.9	0.380	—	—	—	158	71	—	—	—
Hollister [18,20]	95	2.4	0.547	—	—	—	227	52	—	—	—
Midas [18,21]	100	5.3	0.394	—	—	—	536	40	—	—	—
Heva [22]	1,371	—	0.043	—	—	—	—	59	—	—	—
Hosco [22]	33,584	—	0.033	—	—	—	—	1,120	—	—	—
Star [12,23]	375	4.7	—	9.9	10.5	—	1,744	—	37,110	39,330	—
Rackla – Tiger Underground [29]	992	—	0.079	—	—	—	—	78	—	—	—
Rackla – Tiger Open Pit [29]	3,997	—	0.097	—	—	—	—	386	—	—	—
Rackla – Osiris Underground [30]	927	—	0.133	—	—	—	—	123	—	—	—
Rackla – Osiris Open Pit [30]	4,843	—	0.119	—	—	—	—	577	—	—	—
Total Measured and Indicated	67,777						160,944	4,491	509,770	696,650	15,080

Asset	Tons (000)	Silver (oz/ton)	Gold (oz/ton)	Lead %	Zinc %	Copper %	Silver (000 oz)	Gold (000 oz)	Lead Tons	Zinc Tons	Copper Tons
Inferred Resources: [11]											
Greens Creek [12,13]	1,431	16.3	0.107	3.2	8.0	—	23,314	153	45,720	113,910	—
Lucky Friday [12,14]	2,238	11.6	—	8.6	2.9	—	26,033	—	192,010	65,770	—
Casa Berardi Underground [12,15]	2,109	—	0.205	—	—	—	—	432	—	—	—
Casa Berardi Open Pit [12,15]	647	—	0.094	—	—	—	—	61	—	—	—
Keno Hill [12,16]	662	16.7	0.005	1.9	3.8	—	11,044	4	12,450	25,350	—
San Sebastian – Oxide [17]	2,746	6.5	0.057	—	—	—	17,829	156	—	—	—
San Sebastian – Sulfide [17]	312	4.3	0.013	1.8	2.6	1.0	1,354	4	5,490	8,130	2,990
Fire Creek [18,19]	1,108	0.5	0.433	—	—	—	501	479	—	—	—
Fire Creek – Open Pit [24]	74,584	0.1	0.029	—	—	—	5,232	2,178	—	—	—
Hollister [18,20]	821	2.6	0.376	—	—	—	2,145	309	—	—	—
Midas [18,21]	1,665	5.1	0.413	—	—	—	8,466	687	—	—	—
Heva [22]	2,269	—	0.070	—	—	—	—	159	—	—	—
Hosco [22]	17,228	—	0.031	—	—	—	—	532	—	—	—
Star [12,23]	667	4.9	—	9.4	9.2	—	3,245	—	62,810	61,440	—
San Juan Silver [12,25]	2,310	15.9	0.011	1.4	1.1	—	36,760	26	49,270	40,310	—
Monte Cristo [26]	576	0.2	0.183	—	—	—	135	106	—	—	—
Rock Creek [12,27]	99,258	1.5	—	—	—	0.7	148,291	—	—	—	656,060
Libby Exploration [12,28]	112,185	1.6	—	—	—	0.7	183,346	—	—	—	759,420
Rackla – Tiger Underground [29]	153	—	0.069	—	—	—	—	11	—	—	—
Rackla – Tiger Open Pit [29]	30	—	0.051	—	—	—	—	2	—	—	—
Rackla – Osiris Underground [30]	4,398	—	0.117	—	—	—	—	515	—	—	—
Rackla – Osiris Open Pit [30]	5,919	—	0.089	—	—	—	—	529	—	—	—
Total Inferred	333,316						467,695	6,343	367,750	314,910	1,418,470

(8) The term "mineral resources" means a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.

(9) The term "measured resources" means that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.

(10) The term "indicated resources" means that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower confidence level than a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

(11) The term "inferred resources" means that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project and may not be converted to a mineral reserve.

(12) Mineral resources are based on $2,250/oz gold, $26.00/oz silver, $0.90/lb lead, $1.20/lb zinc and $4.00/lb copper, unless otherwise stated.

(13) The resource NSR cut-off values for Greens Creek is $275/ton for all zones; metallurgical recoveries (actual 2025): 79.3% for silver, 74% for gold, 82.6% for lead, and 88.8% for zinc.

(14) The resource NSR cut-off value for Lucky Friday is $280/ton; metallurgical recoveries (actual 2025): 94.5% for silver, 94.3% for lead, and 85.1% for zinc.

(15) The average resource cut-off grades at Casa Berardi are 0.10 oz/ton gold (3.6 g/tonne) for underground and 0.03 oz/ton gold (0.90 g/tonne) for open pit; metallurgical recovery (actual 2025): 87% for gold; US$/CAD$ exchange rate: 1:1.35.

(16) The resource NSR cut-off value at Keno Hill is $336/ton (CAD$500/tonne); using minimum width of 4.5 feet (1.5m); metallurgical recovery (actual 2025): 96.2% for silver, 94% for lead, 81% for zinc; US$/CAD$ exchange rate: 1:1.35.

(17) Mineral resources for underground zones at San Sebastian reported at a cut-off grade of $163.29/ton ($180/tonne), open pit resources reported at a cut-off value of $74.84/ton ($82.50/tonne); Metallurgical recoveries based on grade dependent recovery curves: recoveries at the mean resource grade average 89% for silver and 84% for gold for oxide material and 85% for silver, 83% for gold, 81% for lead, 86% for zinc, and 83% for copper for sulfide material. Resources reported at a minimum mining width of 8.2 feet (2.5m) for Middle Vein, North Vein, and East Francine, 6.5ft (1.98m) for El Toro, El Bronco, and El Tigre, and 4.9 feet (1.5 m) for Hugh Zone and Andrea.

(18) Mineral resources for Fire Creek, Hollister and Midas are reported using a minimum mining width of four feet or the vein true thickness plus two feet, whichever is greater.

(19) Fire Creek underground mineral resources are reported at a gold equivalent cut-off grade of 0.228 oz/ton. Metallurgical recoveries: 90% for gold and 70% for silver.

(20) Hollister mineral resources, including the Hatter Graben are reported at a gold equivalent cut-off grade of 0.191 oz/ton. Metallurgical recoveries: 88% for gold and 66% for silver.

(21) Midas mineral resources are reported at a gold equivalent cut-off grade of 0.183 oz/ton. Metallurgical recoveries: 90% for gold and 70% for silver. Inferred resources for the Sinter Zone are reported undiluted.

(22) Mineral resources at Heva and Hosco are based on a gold cut-off grade of 0.008 oz/ton (0.277 g/tonnes) for open pit and 0.102 oz/ton (3.5 g/tonne) for underground and metallurgical recoveries of 95% for gold at Heva and 81.5% and 87.7% for gold at Hosco depending on zone. Heva and Hosco resources are diluted 20% and reported using a 7% mining loss.

(23) Indicated and Inferred resources at the Star property are reported using a minimum mining width of 4.3 feet and an NSR cut-off value of $280/ton; Metallurgical recovery: 93% for silver, 93% for lead, and 87% for zinc.

(24) Inferred open-pit resources for Fire Creek calculated November 30, 2017, using gold and silver recoveries of 65% and 30% for oxide material and 60% and 25% for mixed oxide-sulfide material. Indicated Resources reclassified as Inferred in 2019. Open pit resources are calculated at $1,400 gold and $19.83 silver and cut-off grade of 0.01 Au Equivalent oz/ton and is inclusive of 10% mining dilution and 5% ore loss. Open pit mineral resources exclusive of underground mineral resources. NI43-101 Technical Report for the Fire Creek Project, Lander County, Nevada; Effective Date March 31, 2018; prepared by Practical Mining LLC, Mark Odell, P.E. for Hecla Mining Company, June 28, 2018.

(25) Inferred resources reported at a minimum mining width of 6.0 feet for Bulldog and an NSR cut-off value of $206/ton and 5.0 feet for Equity and North Amethyst veins at an NSR cut-off value of $206/ton; Metallurgical recoveries based on grade dependent recovery curves; metal recoveries at the mean resource grade average 89% silver, 74% lead, and 81% zinc for the Bulldog and a constant 85% gold and 85% silver for North Amethyst and Equity.

(26) Inferred resource at Monte Cristo reported at a minimum mining width of 5.0 feet and a 0.094 oz/ton gold cut-off grade. Metallurgical recovery: 85% for gold and 85% for silver.

(27) Inferred resource at Rock Creek reported at a minimum thickness of 15 feet and an NSR cut-off value of $35.10/ton; Metallurgical recoveries: 88% for silver and 92% for copper. Resources adjusted based on mining restrictions as defined by U.S. Forest Service, Kootenai National Forest in the June 2003 'Record of Decision, Rock Creek Project'.

(28) Inferred resource at Libby reported at a minimum thickness of 15 feet and an NSR cut-off value of $35.10/ton NSR; Metallurgical recoveries: 88% for silver and 92% copper. Resources adjusted based on mining restrictions as defined by U.S. Forest Service, Kootenai National Forest, Montana DEQ in December 2015 'Joint Final EIS, Montanore Project' and the February 2016 U.S Forest Service – Kootenai National Forest 'Record of Decision, Montanore Project'.

(29) Mineral resources at the Rackla-Tiger Project are based on a gold price of $1,650/oz, metallurgical recovery of 95% for gold, and cut-off grades of 0.02 oz/ton gold for the open pit portion of the resources and 0.04 oz/ton gold for the underground portions of the resources; US$/CAD$ exchange rate: 1:1.3.

(30) Mineral resources at the Rackla-Osiris Project are based on a gold price of $1,850/oz, metallurgical recovery of 83% for gold, and cut-off grades of 0.03 oz/ton gold for the open pit portion of the resources and 0.06 oz/ton gold for the underground portions of the resources; US$/CAD$ exchange rate: 1:1.3.

Individual Properties

MATERIAL OPERATING PROPERTIES

Greens Creek

We own 100% of the Greens Creek mine, located on Admiralty Island near Juneau in southeast Alaska at 58° 4' 57.00" N Latitude, 134° 37' 57.40" W Longitude (WGS84). Admiralty Island is accessed by boat, float plane, or helicopter. On the island, the mine site and various surface facilities are accessed by 13 miles of all-weather gravel roads. The Greens Creek mine has been in production since 1989, with a temporary care and maintenance period from April 1993 through July 1996. We report Greens Creek as a separate segment in our consolidated financial statements. See *Note 4* of *Notes to Consolidated Financial Statements* and *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Greens Creek* for information on its financial performance.

Greens Creek is within the Admiralty Island National Monument, an environmentally sensitive area. The Greens Creek property includes 440 unpatented lode mining claims, 58 unpatented millsite claims, 21 patented lode claims and one patented millsite. In addition, the Greens Creek site includes properties under lease from the U.S. Forest Service ("USFS") for a road right-of-way, mine waste area and tailings storage facility. The USFS leases have varying expiration terms. Greens Creek also has title to mineral rights on 7,301 acres of federal land acquired through a land exchange with the USFS. We are currently exploring, but not mining, on such federal land. The claims and leases above comprise a total area of approximately 24 square miles.

The Greens Creek deposit is a volcanogenic massive sulfide deposit with a relatively high precious metal content compared to other deposits of its type. The host rock consists predominantly of marine sedimentary and mafic to ultramafic volcanic and plutonic rocks, which have been subjected to multiple periods of deformation. These deformational episodes imposed intense tectonic fabrics and folds within the rock. The deposits occur at the contact between Mississippian-age mafic meta-volcanic footwall and a hanging wall of Triassic-age argillite and basalt. Extensive hydrothermal alteration occurred within the meta-volcanic footwall prior to and during ore deposition, converting the basalts to sericite-rich, phyllitic schist. At ore deposition, thick and extensive lenses of base and precious metals, with pyrite and barite, formed at the footwall-hanging wall contact. Major sulfide minerals include pyrite, sphalerite, galena, and tetrahedrite/tennantite.

Greens Creek consists of the mine, an ore concentrating mill, a tailings storage area, a ship-loading facility, camp facilities, a ferry dock, and other related infrastructure. The map below illustrates the location and access to Greens Creek:


Greens Creek Mine, Admiralty Island, Alaska
Map Area
Alaska
Auke Bay Dock
Ferry Route
Juneau
Douglas Island
Mansfield Peninsula
Mine Road
Young Bay Dock
Stephens Passage
Hawk Inlet
Shipping / Floatplane Dock
Greens Creek Mine
(Wilderness)
Admiralty Island National Monument
Chatham Strait
Admiralty Island
Greens Creek Mine
Exploration Holdings
State Capital
Ferry Dock
Loading Dock
Road
Ferry Route
Revised: February 2021
0
20 Miles
0
30 KM

Greens Creek is an underground mine accessed by a ramp from surface which produces approximately 2,300 to 2,600 tons of ore per day. The primary mining methods are cut and fill and longhole stoping. The Greens Creek ore processing facility includes a SAG/ball mill grinding circuit to grind the run of mine ore to liberate the minerals and produce a slurry suitable for differential flotation of mineral concentrates. A gravity circuit recovers free gold that exists as electrum, a gold/silver alloy in the ore. Gravity concentrates are produced from this circuit prior to flotation. Three flotation concentrates are produced: a silver concentrate which contains most of the silver recovered; a zinc concentrate which is low in precious metals content; and a zinc-rich precious metals concentrate that contains gold, silver, zinc, and lead. Doré is produced from the gravity concentrate by a third-party processor and further refined and sold to precious metal traders. The concentrate products are sold to a number of smelters and traders worldwide. See *Note 4* of *Notes to Consolidated Financial Statements* for information on the significant customers for Greens Creek's products. Concentrates are shipped from the Hawk Inlet marine terminal about nine miles from the mill.

For more information, see Exhibit 96.1, the Technical Report Summary on the Greens Creek Mine, Alaska, U.S.A., prepared for the Company by the Qualified Person under Section 1300 of SEC Regulation S-K ("QP"), SLR International Corporation ("SLR") with an effective date of December 31, 2021.

The employees at Greens Creek are employees of Hecla Greens Creek Mining Company, our wholly-owned subsidiary, and are not represented by a bargaining agent. There were 546 employees at Greens Creek at December 31, 2025.

As of December 31, 2025, we have recorded a $51.6 million asset retirement obligation for reclamation and closure costs. We maintained a $92.2 million reclamation and long-term water treatment bond for Greens Creek as of December 31, 2025. The net book value of the Greens Creek property and its associated plant, equipment and mineral interests was approximately $517.5 million as of December 31, 2025. The vintage of the facilities at Greens Creek ranges from the 1980s to 2025.

The current mine plan at Greens Creek utilizes estimates of reserves and resources for approximately 11 years of production, through 2036.

Information with respect to Greens Creek's production, total cost of sales, average Cash Cost, After By-product Credits, Per Silver Ounce, All-In Sustaining Costs ("AISC"), After By-product Credits, Per Silver Ounce, and proven and probable mineral reserves for the past three years is set forth in the following table.

	Years Ended December 31,		
Production	**2025**	**2024**	**2023**
Ore milled (tons)	871,659	895,318	914,796
Silver (ounces)	8,724,996	8,480,877	9,731,752
Gold (ounces)	59,349	55,275	60,896
Lead (tons)	18,213	18,320	19,578
Zinc (tons)	51,387	51,288	51,496
Copper (tons)	1,804	1,874	1,823
Total cost of sales	$ 290,180	$ 268,127	$ 259,895
Cash Cost, After By-product Credits, Per Silver Ounce [1]	$ (8.02)	$ (0.05)	$ 2.53
AISC, After By-Product Credits, per Silver Ounce [1]	$ (2.36)	$ 5.65	$ 7.14
Proven Mineral Reserves [2,3,4,5]			
Total tons	12,900	9,200	8,800
Silver (ounces per ton)	23.9	7.6	11.3
Gold (ounces per ton)	0.12	0.07	0.08
Zinc (percent)	7.8	6.5	8.4
Lead (percent)	3.0	2.4	3.5
Contained silver (ounces)	308,900	69,800	99,500
Contained gold (ounces)	1,500	700	700
Contained lead (tons)	390	220	310
Contained zinc (tons)	1,000	600	740
Probable Mineral Reserves [2,3,4,5]			
Total tons	10,165,500	10,437,800	10,008,900
Silver (ounces per ton)	10.4	9.9	10.5
Gold (ounces per ton)	0.08	0.08	0.09
Zinc (percent)	6.3	6.2	6.6
Lead (percent)	2.3	2.3	2.5
Contained silver (ounces)	105,788,100	103,640,900	105,121,700
Contained gold (ounces)	840,800	864,300	879,700
Contained lead (tons)	237,730	240,450	250,270
Contained zinc (tons)	637,130	645,410	657,990
Total Proven and Probable Mineral Reserves [2,3,4,5]			
Total tons	10,178,400	10,447,000	10,017,700
Silver (ounces per ton)	10.4	9.9	10.5
Gold (ounces per ton)	0.08	0.08	0.09
Zinc (percent)	6.3	6.2	6.6
Lead (percent)	2.3	2.3	2.5
Contained silver (ounces)	106,097,000	103,710,700	105,221,200
Contained gold (ounces)	842,300	865,000	880,400
Contained lead (tons)	238,120	240,670	250,580
Contained zinc (tons)	638,130	646,010	658,730

(1) Includes by-product credits from gold, lead, zinc and copper production. Cash Cost, After By-product Credits, Per Silver Ounce and AISC, After By-product Credits, Per Silver Ounce represent non-GAAP measurements that management uses to monitor and evaluate the performance of our mining operations. We believe these measurements provide indicators of economic performance and efficiency at each location and on a consolidated basis, as well as providing a meaningful basis to compare our results to those of other mining companies and other operating mining properties. A reconciliation of total cost of sales, the most comparable GAAP measure, to these non-GAAP measures can be found in *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations*, under *Reconciliation of Total Costs of Sales (GAAP) to Cash Cost, Before By-product Credits and Cash Cost, After By-product Credits (non-GAAP) and All-In Sustaining Cost, Before By-product Credits and All-In Sustaining Cost, After By-product Credits (non-GAAP)*.

(2) Proven and probable mineral reserves are calculated and reviewed in-house and are subject to periodic audit by others, although audits are not performed on an annual basis. Cutoff grade assumptions vary by ore body and are developed based on reserve metals price assumptions, anticipated mill recoveries and smelter payables, and cash operating costs. Due to multiple ore metals, and complex combinations of ore types, metal ratios and metallurgical performances at Greens Creek, the cutoff grade is expressed in terms of NSR, rather than metal grade. The cut-off grade at Greens Creek is $275 per ton NSR for all zones. The cut-off grade calculations include costs associated with mining, processing, surface operations, environmental, general administrative, sustaining capital, and royalty charges, if any. Our estimates of proven and probable reserves are based on the following metals prices:

	December 31,		
	2025	**2024**	**2023**
Silver (per ounce)	$ 25.00	$ 22.00	$ 17.00
Gold (per ounce)	$ 2,100	$ 1,900	$ 1,600
Lead (per pound)	$ 0.90	$ 0.90	$ 0.90
Zinc (per pound)	$ 1.15	$ 1.15	$ 1.15

(3) Reserves are in-situ materials that incorporate estimates of the amount of waste that must be mined along with the ore and expected mining recovery. The 2025 reserve model assumes average total mill recoveries of 79.3% for silver, 74% for gold, 88.8% for zinc and 82.6% for lead.

(4) The change in reserves in 2025 versus 2024 was due to an improved stope design process and updating models to realized higher grades in mining.

(5) Probable reserves at Greens Creek are based on average drill spacing of 50 to 100 feet. Proven reserves typically require that mine production samples for the basis of the ore grade estimates, while probable reserve grade estimates can be based entirely on drilling results. The proven reserves reported for Greens Creek for 2025 is exclusively stockpiled ore.

Information on in-situ mineral resources for Greens Creek excluding reserves for the past three years is set forth in the following table.

	Years Ended December 31,		
	2025	2024	2023
Measured Resources [1,2,3]			
Total tons	—	—	—
Silver (ounces per ton)	—	—	—
Gold (ounces per ton)	—	—	—
Zinc (percent)	—	—	—
Lead (percent)	—	—	—
Silver (ounces)	—	—	—
Gold (ounces)	—	—	—
Lead (tons)	—	—	—
Zinc (tons)	—	—	—
Indicated Resources [1,2,3]			
Total tons	5,844,200	7,618,700	8,039,900
Silver (ounces per ton)	15.2	14.1	13.9
Gold (ounces per ton)	0.11	0.10	0.10
Zinc (percent)	8.9	8.0	8.0
Lead (percent)	3.4	3.0	3.0
Silver (ounces)	88,654,700	107,226,000	111,526,000
Gold (ounces)	653,000	760,000	800,000
Lead (tons)	200,430	227,360	239,250
Zinc (tons)	522,550	607,600	643,950
Measured and Indicated Resources [1,2,3]			
Total tons	5,844,200	7,618,700	8,039,900
Silver (ounces per ton)	15.2	14.1	13.9
Gold (ounces per ton)	0.11	0.10	0.10
Zinc (percent)	8.9	8.0	8.0
Lead (percent)	3.4	3.0	3.0
Silver (ounces)	88,654,700	107,226,000	111,526,000
Gold (ounces)	653,000	760,000	800,000
Lead (tons)	200,430	227,360	239,250
Zinc (tons)	522,550	607,600	643,950
Inferred Resources [1,2,3]			
Total tons	1,431,300	1,877,700	1,929,600
Silver (ounces per ton)	16.3	13.4	13.4
Gold (ounces per ton)	0.11	0.08	0.08
Zinc (percent)	8.0	6.9	2.9
Lead (percent)	3.2	2.9	6.9
Silver (ounces)	23,314,000	25,106,100	25,891,000
Gold (ounces)	153,400	151,400	154,000
Lead (tons)	45,720	54,010	55,890
Zinc (tons)	113,910	130,120	133,260

(1) Mineral resources are based on $2,250/oz for gold, $26.00/oz for silver, $0.90/lb for lead, $1.20/lb for zinc and are reported in-situ and exclusive of mineral reserves.

(2) The resource NSR cut-off value for Greens Creek is $275/ton for all zones; metallurgical recoveries (actual 2025): 79.3% for silver, 74% for gold, 82.6% for lead and 88.8% for zinc.

(3) Measured resources were not defined for year-end 2025; indicated resources for silver decreased 17% from 2024 given mining conversion to reserve material and higher cut-off; inferred resources for silver decreased 7% from 2024 given conversion to indicated resources or reserves due to drilling and higher cut-off.

Lucky Friday

We have owned and operated the Lucky Friday mine since 1958, and have wholly owned it since 1964. Lucky Friday is a deep underground silver, lead and zinc mine located in the Coeur d'Alene Mining District in northern Idaho at 47° 28' 15.70" N Latitude, 115° 47' 0.44" W Longitude (WGS84). Lucky Friday is one-quarter mile east of Mullan, Idaho, and is adjacent to U.S. Interstate 90. We report Lucky Friday as a separate segment in our consolidated financial statements. See *Note 4* of *Notes to Consolidated Financial Statements* and *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Lucky Friday* for information on its financial performance.

The Lucky Friday mine is comprised of 710 acres consisting of 43 patented mining claims and fee lands and 535 acres consisting of 53 unpatented mining claims. We also own or control approximately 26 square miles of mineral interests, which include patented mining and millsite claims, fee lands, and unpatented mining claims, that are adjacent to the Lucky Friday mine property. Below is a map illustrating the location and access to Lucky Friday:



Lucky Friday Mine, Mullan, Idaho
Map Area
Libby
Montana
Noxon
Corporate Office
Coeur d'Alene
Spokane
Kellogg
Wallace
Lucky Friday Mine
Mullan
Missoula
Lewiston
Washington
Idaho
90
95
Lucky Friday Mine
Corporate Office
City
State Border
Major Highway
Hecla
0
50 Miles
50 KM
Revised: February 2022

The principal mineral-bearing structure at the Lucky Friday Mine through 1997 was the Lucky Friday Vein, a fissure vein typical of many in the Coeur d'Alene Mining District. The Revett Formation (quartzite) of late Precambrian age hosts the productive portion of the vein. The Lucky Friday Vein strikes northeast and dips nearly vertical with an average width of six to seven feet. Its principal ore minerals are galena and tetrahedrite with minor amounts of sphalerite and chalcopyrite. The ore occurs as a single, continuous ore zone in, and along the Lucky Friday Vein. In 1991, Hecla discovered several mineralized veins containing some high-grade silver ores in the Gold Hunter property, located about 5,000 feet northwest of the Lucky Friday Vein workings. Hecla finished a feasibility study in 1997 and achieved full production in 1998. The Gold Hunter veins are hosted in a 200-foot-thick siliceous lens within the Wallace Formation (quartzite, limestone, and argillite) that transitions to the St Regis Formation (quartzite and argillite) below the 5900-level. The veins are sub-parallel, and perhaps 'en-echelon' along strike and dip. The strike of the vein system is west-northwest with a dip of 85 degrees to the south. While the veins share many characteristics with the Lucky Friday Vein, there are some mineralogical and rock mechanics differences that currently make mining at Gold Hunter more attractive.

Access to the mining horizons from the surface is by shaft access. Once underground, trackless drifts and ramps are utilized to reach the mining areas. An internal, hoisting shaft was completed in 2017 to extend access at depth in the Gold Hunter area. The principal mining methods in use at Lucky Friday consist of underhand systems with integral paste fill and varying degrees of mechanization. In 2020, we tested and implemented the underhand closed bench ("UCB") mining method. The UCB method is a new and patented productive mining method developed by Hecla for proactive control of fault-slip seismicity in deep, high-stress, narrow-vein mining. The method uses bench drilling and blasting methods to fragment significant vertical and lateral extents of the vein beneath a top cut taken along the strike of the vein and under engineered backfill. The method is accomplished without the use of drop raises or lower mucking drives which may result in local stress concentrations and increased exposure to seismic events. Large blasts using up to 45,000 lbs. of pumped emulsion and programmable electronic detonators fragment up to 500 feet of strike length to a depth of approximately 24 feet. These large blasts proactively induce fault-slip seismicity at the time of the blast and shortly after it. This blasted corridor is then mined underhand for two cuts. As these cuts are mined, little to no blasting is done to advance them. Dilution is controlled by supporting the hanging wall and footwall as the mining progresses through the blasted ore. The entire cycle repeats and stoping advances downdip, under fill, and in a destressed zone. The method allows for greater control of fault-slip seismic events significantly improving safety. In conjunction, a notable productivity increase has been achieved by reducing seismic delays and utilizing bulk mining activities. In 2025, 2024 and 2023, 88%, 86% and 87%, respectively of the tons mined were produced through the UCB method. The underhand cut and fill method was also utilized in 2025, 2024 and 2023. Under this method, once a cut is taken along the strike of the vein, it is backfilled with cemented tailings and the next cut is accessed below from the ramp system. Both methods utilize rubber-tired equipment to access the veins through ramps developed outside of the ore body.

Ore at Lucky Friday is processed using a conventional lead/zinc flotation flowsheet, and the plant capacity currently is estimated at 1,165 tons per day. During August 2023, the production at the mine was suspended due to a fire that occurred while repairing an unused station in the #2 ventilation shaft, which is also the secondary egress (required by MSHA regulations). By early September, the fire had been extinguished, normal ventilation was reestablished and the workforce recalled. Following evaluation of alternatives, it was determined that in order to safely bring the mine back into production in the most rapid and cost-effective way, a new secondary egress needed to be developed to bypass the damaged portion of the #2 shaft. The new egress involved extending an existing ramp 1,600 feet, installing a 290-foot-long manway raise, and developing an 850-foot ventilation raise. This work resulted in operations being suspended for the remainder of 2023, with the mine restarting production in January 2024, and ramping up to full production during the first quarter.

For more information, see Exhibit 96.2, the Technical Report Summary on the Lucky Friday Mine, Idaho, U.S.A., prepared for the Company by the QP, SLR, with an effective date of December 31, 2021.

At December 31, 2025, there were 444 employees at Lucky Friday. The United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial, and Service Workers International Union is the bargaining agent for Lucky Friday's 325 hourly employees as of December 31, 2025. During January 2023, the bargaining agent ratified a six-year labor agreement that expires in May 2029. Following a strike that started in March 2017 and ended in January 2020, re-staffing of the mine and ramp-up activities were completed during 2020, with a return to full production starting in the fourth quarter of 2020.

As of December 31, 2025, we have recorded a $14.9 million asset retirement obligation for reclamation and closure costs. The net book value of the Lucky Friday property and its associated plant, equipment and mineral interests was approximately $585.8 million as of December 31, 2025. The vintage of the facilities at Lucky Friday ranges from the 1950s to 2025.

The current mine plan at Lucky Friday utilizes estimates of reserves and resources for approximately 17 years of production, through 2044.

Information with respect to the Lucky Friday's production, total cost of sales, average Cash Cost, After By-product Credits, Per Silver Ounce, AISC, After By-product Credits, Per Silver Ounce, and proven and probable in -situ mineral reserves for the past three years is set forth in the table below.

	Years Ended December 31,		
Production	**2025**	**2024**	**2023**
Ore milled (tons)	427,048	406,541	231,129
Silver (ounces)	5,260,686	4,890,949	3,086,119
Lead (tons)	34,284	31,265	19,543
Zinc (tons)	14,924	13,513	7,944
Total cost of sales	$ 173,690	$ 144,485	$ 84,185
Cash Cost, After By-product Credits, Per Silver Ounce [1]	$ 8.66	$ 7.80	$ 5.51
AISC, After By-product Credits, Per Silver Ounce [1]	$ 21.98	$ 16.50	$ 12.21
Proven Mineral Reserves [2,3,4]			
Total tons	4,746,900	5,285,400	5,298,600
Silver (ounces per ton)	11.9	11.9	12.8
Lead (percent)	7.5	7.6	8.0
Zinc (percent)	3.8	3.6	3.8
Contained silver (ounces)	56,096,400	62,824,900	67,594,600
Contained lead (tons)	355,370	400,400	424,080
Contained zinc (tons)	181,180	189,860	201,280
Probable Mineral Reserves [2,3,4]			
Total tons	1,635,500	789,900	965,500
Silver (ounces per ton)	9.5	11.4	10.8
Lead (percent)	6.0	7.6	7.1
Zinc (percent)	3.7	3.1	2.9
Contained silver (ounces)	15,492,800	9,011,300	10,410,500
Contained lead (tons)	97,590	60,210	68,320
Contained zinc (tons)	60,710	24,620	28,100
Total Proven and Probable Mineral Reserves [2,3,4]			
Total tons	6,382,400	6,075,300	6,264,100
Silver (ounces per ton)	11.2	11.8	12.5
Lead (percent)	7.1	7.6	7.9
Zinc (percent)	3.8	3.5	3.7
Contained silver (ounces)	71,589,200	71,836,200	78,005,100
Contained lead (tons)	452,960	460,610	492,400
Contained zinc (tons)	241,890	214,480	229,380

(1) Includes by-product credits from lead and zinc production. Cash Cost, After By-product Credits, Per Silver Ounce and AISC, After By-product Credits, Per Silver Ounce, represent non-GAAP measurements that management uses to monitor and evaluate the performance of our mining operations. We believe these measurements provide indicators of economic performance and efficiency at each location and on a consolidated basis, as well as providing a meaningful basis to compare our results to those of other mining companies and other operating mining properties. *Costs of Sales and Other Direct Production Costs and Depreciation, Depletion and Amortization* is presented for the full year of 2025, 2024 and 2023. However, as Lucky Friday operations were suspended in August 2023 following the underground fire in the #2 shaft secondary egress and resumed on January 9, 2024, the portion of cash costs, sustaining costs, by-product credits, and silver production incurred during the suspension period are excluded from the calculation of Cash Cost, Before By-product Credits, Cash Cost, After By-product Credits, AISC, Before By-product Credits, and AISC, After By-product Credits. A reconciliation of total cost of sales, the most comparable GAAP measure, to these non-GAAP measures can be found in *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations*, under *Reconciliation of Total cost of sales (GAAP) to Cash Cost, Before By-product Credits and Cash Cost, After By-product Credits (non-GAAP) and All-In Sustaining Cost, Before By-product Credits and All-In Sustaining Cost, After By-product Credits (non-GAAP)*.

(2) Proven and probable mineral reserves are calculated and reviewed in-house and are subject to periodic audit by others, although audits are not performed on an annual basis. Cutoff grade assumptions vary by ore body and are developed based on reserve metals price assumptions, anticipated mill recoveries and smelter payables, and cash operating costs. Due to multiple ore metals, and complex combinations of ore types, metal ratios and metallurgical performances at Lucky Friday, the cutoff grade is expressed in terms of NSR, rather than metal grade. The reserve NSR cut-off values for Lucky Friday are $280/ton for all veins. The cut-off grade calculations include costs associated with mining, processing, surface operations, environmental, general administrative, and sustaining capital. Our estimates of proven and probable reserves are based on the following metals prices:

	December 31,		
	2025	**2024**	**2023**
Silver (per ounce)	$ 25.00	$ 22.00	$ 17.00
Lead (per pound)	$ 0.90	$ 0.90	$ 0.90
Zinc (per pound)	$ 1.15	$ 1.15	$ 1.15

(3) Reserves are in-situ materials that incorporate estimates of the amount of waste that must be mined along with the ore and expected mining recovery. The 2025 reserve model was based on the Net Smelter Return values incorporating smelter terms and metal recoveries to the various concentrates. The 2025 reserve model assumes average total mill recoveries of 93.3% for silver, 92.8% for lead and 87.3% for zinc. The average total mill recoveries for 2025 were 94.5% for silver, 94.3% for lead and 85.1% for zinc.

(4) The change in reserves in 2025 from 2024 was due to mining depletion and cut-off grade increases offset by modeling updates, positive drilling results and engineering changes.

Information on in-situ mineral resources excluding mineral reserves for Lucky Friday for the past three years is set forth in the following table.

	Years Ended December 31,		
	2025	**2024**	**2023**
Measured Resources [1,2,3]			
Total tons	1,805,600	3,781,400	5,325,500
Silver (ounces per ton)	11.8	8.7	8.6
Lead (percent)	7.4	5.8	5.6
Zinc (percent)	2.1	2.6	2.8
Silver (ounces)	21,327,700	32,794,700	45,784,900
Lead (tons)	134,280	217,490	299,360
Zinc (tons)	37,610	99,840	146,420
Indicated Resources [1,2,3]			
Total tons	1,618,900	845,200	1,011,000
Silver (ounces per ton)	11.9	8.7	8.1
Lead (percent)	6.2	6.6	6.0
Zinc (percent)	1.5	2.3	2.7
Silver (ounces)	19,213,200	7,350,000	8,135,700
Lead (tons)	100,200	55,890	60,200
Zinc (tons)	24,850	19,700	26,910
Measured and Indicated Resources [1,2,3]			
Total tons	3,424,500	4,626,600	6,336,500
Silver (ounces per ton)	11.8	8.7	8.5
Lead (percent)	6.8	6.2	5.7
Zinc (percent)	1.8	2.5	2.7
Silver (ounces)	40,540,900	40,144,700	53,920,600
Lead (tons)	234,480	273,380	359,560
Zinc (tons)	62,460	119,540	173,330
Inferred Resources [1,2,3]			
Total tons	2,237,700	3,811,400	3,600,000
Silver (ounces per ton)	11.6	10.3	7.8
Lead (percent)	8.6	7.7	5.9
Zinc (percent)	2.9	3.2	2.8
Silver (ounces)	26,033,300	39,183,200	27,933,900
Lead (tons)	192,010	293,010	211,340
Zinc (tons)	65,770	121,710	100,630

(1) Mineral resources are based on $26.00/oz for silver, $0.90/lb for lead, $1.20/lb for zinc and are reported in-situ and exclusive of mineral reserves.

(2) The resource NSR cut-off value for Lucky Friday is $280.00/ton; metallurgical recoveries (actual 2025): 94.5% for silver, 94.3% for lead and 85.1% for zinc. The cut-off grade calculations include costs associated with mining, processing, surface operations, environmental, general administrative, and sustaining capital.

(3) Measured and Indicated resources for silver increased 1% from 2024 given modeling of thinner vein intercepts; Inferred silver resources decreased 34% from 2024 given higher cut-off.

Keno Hill

The Keno Hill unit is located in the central Yukon Territory, Canada, and covers an area of approximately 15,000 hectares (37,000 acres) in central Yukon (63° 54’ 32” N, 135° 19’ 18” W; NTS 105M/14 and 105M/13). The operations are located in the traditional territory of the First Nation of Na-Cho Nyäk Dun (FNNND). We report Keno as a separate segment in our consolidated financial statements. See *Note 4* of *Notes to Consolidated Financial Statements* and *Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Keno Hill* for information on its financial performance.

The total Hecla Keno Hill mineral claims as of December 31, 2025, covers an area of 238.12 square kilometers (92 square miles) and comprises 717 quartz mining leases, 867 quartz mining claims and two Crown Grants. Below is a map illustrating the location and access to Keno Hill:


Keno Hill Mine, Mayo, Yukon
Map Area
Dawson City
Keno Hill Mine
Mayo
Alaska
Yukon
Carmacks
Whitehorse
British Columbia
Juneau
Keno Hill Mine
Territorial Capital
City
Territorial Border
Major Highway
Hecla
0
100 Miles
0
200 KM
Revised: February 2023

The Keno Hill property is a polymetallic silver-lead-zinc vein district with characteristics similar to other well-known mining districts in the world. Examples of this type of mineralization include the Kokanee Range (Slocan), British Columbia; Coeur d’Alene, Idaho; Freiberg and the Harz Mountains, Germany; and Príbram, Czech Republic.

The local geology is dominated by the Mississippian Keno Hill Quartzite comprising the Basal Quartzite Member and conformably overlying Sourdough Hill Member. Silver predominantly occurs in argentiferous galena and argentiferous tetrahedrite (freibergite). In some assemblages, silver is also found as native silver, in polybasite, stephanite, and pyrargyrite. Lead occurs in galena and zinc in sphalerite. Other sulfides include pyrite, pyrrhotite, arsenopyrite, and chalcopyrite. In general, common gangue minerals include siderite and, to a lesser extent, quartz, and calcite.

Keno Hill ore is mined with a mechanized cut and fill method (“MCF”). Where the ore width is wider than can be safely extracted in one cut, the ore will be mined in adjacent drifts. Lenses are predominantly mined in a bottom-up sequence and filled with cemented rock fill (“CRF”) with a 3%-8% binder content. CRF is used to introduce temporary sill levels or to fill initial drifts when multiple adjacent drifts are required. Temporary sill levels form a sequence interrupting pillar which allows for multiple mining fronts to be active on one lens at a time. The remainder of the lifts will be backfilled with unconsolidated rock fill. This mining method was chosen due to the narrow steeply dipping nature of the mineral bodies and to maximize safety and productivity. The various deposits require the use of mining methods that can adequately support the vein and that are flexible and selective while minimizing the direct mining costs. In the MCF method, an attack ramp is developed from the main ramp at a gradient of -15%. Upon reaching the orebody, an intersection is developed, and a lift is developed in both directions along strike, following the geological contact of the orebody. At the end of the lens, the void is backfilled using a Load Haul Dump (“LHD”) machine. The LHD utilizes a bulldozer-like plate to push waste tight to the back of the drift. Once the level has been completely backfilled, the next lift above the previously mined lift is accessed by slashing down the back of the attack ramp and working off the muck pile/horizon. MCF drift sizes are on average 3.5 meters high x 3.5 meters wide. For areas wider than development equipment, a second parallel drift will be mined beside the backfilled drift to fully extract the material prior to accessing the lift above. In this situation, the first drift will be completely backfilled with cemented rock fill to ensure a stable wall to allow adjacent mining activity. The lifts are generally sequenced from the bottom-up within each panel.

The Keno Hill mill is based on a conventional sequential flotation process producing silver and precious metal concentrates. The silver concentrates are high in lead which typically accounts for approximately 90% to 95% of the mill feed silver values since given that is strongly associated with lead minerals. Overall, silver represents 70% to 80% of the value of the ores in the district.

For more information, see Exhibit 96.4, the Technical Report Summary on the Keno Hill Operations, Yukon, Canada, prepared for the Company by Mining Plus Canada Ltd., with an effective date of December 31, 2023.

At December 31, 2025, there were 261 employees at Keno Hill.

As of December 31, 2025, we have recorded a $3.7 million asset retirement obligation for reclamation and closure costs. The net book value of the Keno Hill property and its associated plant, equipment and mineral interests was approximately $408.0 million as of December 31, 2025. The active infrastructure in place at Keno Hill ranges from the 1980s to 2025.

The current mine plan at Keno Hill utilizes estimates of reserves and resources for approximately 16 years of production, through 2040.

Information with respect to the Keno Hill's production and proven and probable in -situ mineral reserves for the past three years is set forth in the table below. Information with respect to Keno Hill's average Cash Cost, After By-product Credits, Per Silver Ounce, AISC, After By-product Credits, Per Silver Ounce were not reported as the mine has not reached commercial production. At the time the mine reaches commercial production, these metrics will be reported, as until this time costs are allocated to total cost of sales to the extent there are sales.

	Years Ended December 31,		
Production	2025	2024	2023
Ore milled (tons)	108,339	109,292	56,331
Silver (ounces)	3,018,490	2,773,873	1,502,577
Lead (tons)	3,633	2,930	1,225
Zinc (tons)	2,247	1,507	1,139
Proven Mineral Reserves [2,3,4]			
Total tons	9,100	12,900	—
Silver (ounces per ton)	23.5	28.1	—
Gold (ounces per ton)	—	—	—
Lead (percent)	2.4	3.0	—
Zinc (percent)	6.2	1.6	—
Contained silver (ounces)	235,100	364,200	—
Contained gold (ounces)	—	—	—
Contained lead (tons)	220	380	—
Contained zinc (tons)	600	200	—
Probable Mineral Reserves [2,3,4]			
Total tons	2,103,500	2,629,700	2,069,400
Silver (ounces per ton)	25.3	24.3	26.6
Gold (ounces per ton)	0.01	0.01	0.01
Lead (percent)	2.9	2.4	2.8
Zinc (percent)	2.9	2.4	2.5
Contained silver (ounces)	53,171,700	63,913,700	55,068,000
Contained gold (ounces)	15,600	17,000	13,400
Contained lead (tons)	61,600	63,440	58,170
Contained zinc (tons)	61,230	62,790	52,380
Total Proven and Probable Mineral Reserves [2,3,4]			
Total tons	2,112,600	2,642,600	2,069,400
Silver (ounces per ton)	25.3	24.3	26.6
Gold (ounces per ton)	0.01	0.01	0.01
Lead (percent)	2.9	2.4	2.8
Zinc (percent)	2.9	2.4	2.5
Contained silver (ounces)	53,406,800	64,277,900	55,068,000
Contained gold (ounces)	15,600	17,000	13,400
Contained lead (tons)	61,820	63,820	58,170
Contained zinc (tons)	61,830	62,990	52,380

(1) Proven and probable mineral reserves are calculated and reviewed in-house and are subject to periodic audit by others, although audits are not performed on an annual basis. Cutoff grade assumptions vary by ore body and are developed based on reserve metals price assumptions, anticipated mill recoveries and smelter payables, and cash operating costs. Due to multiple ore metals, and complex combinations of ore types, metal ratios and metallurgical performances at Keno Hill, the cutoff grade is expressed in terms of NSR, rather than metal grade. The reserve NSR cut-off value for Keno Hill is $336/ton. The cut-off grade calculations include costs associated with mining, processing, surface operations, environmental, general administrative, and sustaining capital. Our estimates of proven and probable reserves are based on the following metals prices:

	December 31,		
	2025	2024	2023
Silver (per ounce)	$ 25.00	$ 22.00	$ 17.00
Lead (per pound)	$ 0.90	$ 0.90	$ 0.90
Zinc (per pound)	$ 1.15	$ 1.15	$ 1.15

(2) Reserves are in-situ materials that incorporate estimates of the amount of waste that must be mined along with the ore and expected mining recovery. The proven reserves reported for Keno Hill for 2025 is exclusively stockpiled ore. The 2025 reserve model assumes average total mill recoveries of 96.2% for silver, 94% for lead and 81% for zinc.

(3) The change in silver reserves in 2025 from 2024 was due to modeling changes due to increased geologic understanding, mining depletion, minor sterilization and pre-production drilling results.

Information on in-situ mineral resources excluding mineral reserves for Keno Hill for the past three years is set forth in the following table.

	Years Ended December 31,		
	2025	2024	2023
Measured Resources [1,2,3]			
Total tons	—	—	—
Silver (ounces per ton)	—	—	—
Gold (ounces per ton)	—	—	—
Lead (percent)	—	—	—
Zinc (percent)	—	—	—
Silver (ounces)	—	—	—
Gold (ounces)	—	—	—
Lead (tons)	—	—	—
Zinc (tons)	—	—	—
Indicated Resources [1,2,3]			
Total tons	582,800	1,050,300	4,504,200
Silver (ounces per ton)	24.1	13.7	7.5
Gold (ounces per ton)	0.01	0.01	0.01
Lead (percent)	2.5	1.1	0.9
Zinc (percent)	6.3	2.1	3.5
Silver (ounces)	14,039,200	14,430,700	33,926,400
Gold (ounces)	5,200	12,200	26,200
Lead (tons)	14,460	11,610	41,120
Zinc (tons)	36,710	22,460	157,350
Measured and Indicated Resources [1,2,3]			
Total tons	582,800	1,050,300	4,504,200
Silver (ounces per ton)	24.1	13.7	7.5
Gold (ounces per ton)	0.01	0.01	0.01
Lead (percent)	2.5	1.1	0.9
Zinc (percent)	6.3	2.1	3.5
Silver (ounces)	14,039,200	14,430,700	33,926,400
Gold (ounces)	5,200	12,200	26,200
Lead (tons)	14,460	11,610	41,120
Zinc (tons)	36,710	22,460	157,350
Inferred Resources [1,2,3]			
Total tons	661,800	1,299,600	2,835,900
Silver (ounces per ton)	16.7	14.8	11.2
Gold (ounces per ton)	0.01	0.00	0.00
Lead (percent)	1.9	1.3	1.1
Zinc (percent)	3.8	2.7	1.8
Silver (ounces)	11,043,600	19,269,800	31,790,500
Gold (ounces)	3,500	6,100	8,600
Lead (tons)	12,450	16,450	32,040
Zinc (tons)	25,350	34,940	51,870

(1) Mineral resources are based on $26.00/oz for silver, $2,250/oz for gold, $0.90/lb for lead, $1.20/lb for zinc and are reported in-situ and exclusive of mineral reserves.

(2) The resource NSR cut-off value for Keno Hill is $336/ton; metallurgical recoveries (actual 2025): 96.2% for silver, 94% for lead and 81% for zinc. The cut-off grade calculations include costs associated with mining and processing.

(3) Measured and indicated resources for silver decreased 3% and inferred silver resources decreased 43% from 2024 given higher cut-off, conversion to reserves, additional drilling and modeling changes.

Casa Berardi

We have wholly owned and operated Casa Berardi since June 2013. Casa Berardi is located 95 kilometers (59 miles) north of La Sarre in the Abitibi Region of northwestern Quebec, Canada at 49° 34' 0.72" N Latitude, 79° 15' 56.05" W Longitude (WGS84). The property borders Ontario to the west and covers parts of Casa Berardi, Dieppe, Raymond, D'Estrees, and Puiseaux townships. We report Casa Berardi as a separate segment in our consolidated financial statements. See *Note 4* of *Notes to Consolidated Financial Statements* and *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Casa Berardi* for information on its financial performance. On January 26, 2026, following a review of how Casa Berardi fits into our future strategy, we announced that we agreed to sell our subsidiary that owns the Casa Berardi operation to Orezone. The transaction is expected to close in the first quarter of 2026, subject to the satisfaction of customary closing conditions. There can be no assurance that the transaction will be completed on the expected timeline or at all, or that we will receive the full anticipated consideration. For additional information regarding the pending transaction, see *Item 7. Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations*, as well as the *Consolidated Financial Statements* and *Notes* thereto.

The Casa Berardi Property is in the northern part of the Abitibi Sub province, a subdivision of the Superior Province, the Archean core of the Canadian Shield. The regional geology is characterized by a mixed assemblage of mafic volcanic rocks, flysch-type sedimentary rocks, iron formation, and graphitic mudstone that are limited by a large granodioritic to granitic batholith. Structurally, the property is enclosed in the Casa Berardi Tectonic Zone, a 15 km wide corridor that can be traced over 200 km. Mineralized zones are closely associated with the Casa Berardi Fault and are found on both sides of the fault and are currently restricted to a 500 m wide corridor. Gold mineralization is primarily located in quartz veining in the form of veins of 1 m to multi-meter widths, small-scale veins, or veinlet networks/stockworks. Veins contain only minor sulfides (1% to 3%); sulfides include arsenopyrite, pyrite, and traces of sphalerite, chalcopyrite, pyrrhotite, tetrahedrite, galena, and gold. Arsenopyrite is the main gold-bearing sulfide present in all veins of the deposit

The mine and mill complex are permitted to process 1,600,000 dry metric tonnes (approximately 1,764,000 tons) of ore per year (4,900 tons per day). The mining operations consist of underground and open pit mines. The surface infrastructures include a cyanidation processing mill (carbon-in-leach), tailings impoundment areas, and other support facilities and infrastructure. The map below illustrates the location and access to Casa Berardi:


Casa Berardi Mine, La Sarre, Québec
Map Area
Ontario
Québec
N
Casa Berardi Mine
La Sarre
Amos
Rouyn-Noranda
Val d'Or
0
50 Miles
0
100 KM
Hecla
Casa Berardi Mine
City
Provincial Border
Major Highway
Revised: February 2022

Current reserves at the Casa Berardi mine comprise eight zones at the West Mine, spread over a moderate horizontal distance from each other and located at different mine elevations.

The ore at Casa Berardi is extracted using a combination of underground and open pit mining methods. The mill utilizes a combination of gravity recovery for coarse gold and cyanidation for fine gold. The ore is crushed and ground to produce a slurry suitable for the subsequent recovery processes. Crushing and grinding is accomplished by a jaw crusher followed by a SAG mill and ball mill. Coarse gold reports to the gravity circuit consisting of Knelson concentrators followed by high intensity leaching and electrowinning. Fine gold reports to the cyanide leach train. Due to the presence of naturally occurring organic carbon in the ore, the Carbon-In-Leach ("CIL") approach is used in a cyanidation circuit. Gold is adsorbed onto carbon in the leach train and later desorbed for electrowinning. Sludge from the electrowinning cells is melted in a furnace to produce doré, the final product produced at Casa Berardi. In 2025, the mill processed 1,533,800 tons, for an average of 4,202 tons per day.

For more information, see Exhibit 96.3, the Technical Report Summary on the Casa Berardi Mine, Northwestern Québec, Canada, prepared for the Company by the QP, RESPEC, with an effective date of December 31, 2023.

The employees at Casa Berardi are employees of Hecla Quebec Inc., our wholly-owned subsidiary, and are not represented by a bargaining agent. There were 476 employees at Casa Berardi at December 31, 2025. We also utilize third-party contractors, which use their employees and equipment, for some of the mining activities at Casa Berardi.

The current mine plan at Casa Berardi utilizes estimates of reserves and resources for approximately 12 years of active production by underground and open pit methods of mining.

The net book value of the Casa Berardi property and its associated plant, equipment and mineral interests was approximately $710.2 million as of December 31, 2025. As of December 31, 2025, we have recorded a $76.0 million asset retirement obligation for reclamation and closure costs at Casa Berardi. We maintain a surety bond as financial guarantee for future reclamation and closure work.

Information with respect to the Casa Berardi's production, total cost of sales, average Cash Cost, After By-product Credits, Per Gold Ounce, AISC, After By-product Credits, Per Gold Ounce, and proven and probable in-situ mineral reserves for the past three years is set forth in the table below.

Production	Years Ended December 31,		
	2025	2024	2023
Ore milled (tons)	1,533,800	1,523,420	1,446,488
Gold (ounces)	91,160	86,648	90,363
Silver (ounces)	22,613	24,231	22,415
Total cost of sales	$ 206,720	$ 223,614	$ 221,341
Cash Cost, After By-product Credits, Per Gold Ounce [1]	$ 1,851	$ 1,762	$ 1,652
AISC, After By-product Credits, Per Gold Ounce [1]	$ 2,029	$ 1,990	$ 2,048
Proven Mineral Reserves [2,3,4]			
Total tons	6,142,500	5,045,500	4,294,900
Gold (ounces per ton)	0.08	0.08	0.09
Contained gold (ounces)	462,700	428,400	386,100
Probable Mineral Reserves [2,3,4]			
Total tons	7,935,000	10,848,400	11,559,400
Gold (ounces per ton)	0.09	0.08	0.08
Contained gold (ounces)	694,800	863,400	884,400
Total Proven and Probable Mineral Reserves [2,3,4]			
Total tons	14,077,500	15,893,900	15,854,300
Gold (ounces per ton)	0.08	0.08	0.08
Contained gold (ounces)	1,157,500	1,291,800	1,270,500

(1) Includes by-product credits from silver production. Cash Cost, After By-product Credits, Per Gold Ounce and AISC, After By-product Credits, Per Gold Ounce represent non-GAAP measurements that management uses to monitor and evaluate the performance of our mining operations. We believe these measurements provide indicators of economic performance and efficiency at each location and on a consolidated basis, as well as providing a meaningful basis to compare our results to those of other mining companies and other operating mining properties. A reconciliation of total cost of sales, the most comparable GAAP measure, to these non-GAAP measures can be found in *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations*, under *Reconciliation of Cost of Sales and Other Direct Production Costs and Depreciation, Depletion and Amortization (GAAP) to Cash Cost, Before By-product Credits and Cash Cost, After By-product Credits (non-GAAP) and All-In Sustaining Cost, Before By-product Credits and All-In Sustaining Cost, After By-product Credits (non-GAAP).*

(2) Proven and Probable mineral reserves are calculated and reviewed in-house and are subject to periodic audit by others, although audits are not performed on an annual basis. Cutoff grade assumptions vary by ore body and are developed based on reserve metals price assumptions, anticipated mill recoveries and refiner payables, and cash operating costs. The average cutoff grade at Casa Berardi is 0.11 ounces per ton for underground reserves and 0.03 ounces per ton for open pit reserves. Our estimates of Proven and Probable reserves are based on the prices of $2,100 per gold.

(3) Reserves are in-situ materials that incorporate estimates of the amount of waste that must be mined along with the ore and expected mining recovery. The proven reserves reported for Casa Berardi for 2025 contain 111,700 tons of stockpiled ore. The 2025 reserve model estimated recoveries using recovery curves generated for each open pit and underground areas. For the Proven and Probable reserves, recoveries are expected to average between 76 to 90% in the open pits and 80 to 86% in the underground stopes.

(4) Reserves changes from 2025 compared to 2024 (-11% gold ounces) were largely due to mining depletion and pit design changes.

Information on in-situ mineral resources excluding minerals reserves for Casa Berardi for the past three years is set forth in the following table.

	Years Ended December 31,		
	2025	2024	2023
Measured Resources [1,2,3]			
Total tons	4,196,700	1,570,000	1,166,300
Gold (ounces per ton)	0.12	0.19	0.20
Gold (ounces)	498,800	302,900	235,900
Indicated Resources [1,2,3]			
Total tons	4,678,300	3,647,700	3,359,400
Gold (ounces per ton)	0.15	0.16	0.18
Gold (ounces)	683,000	598,200	607,400
Measured and Indicated Resources [1,2,3]			
Total tons	8,875,000	5,217,700	4,525,700
Gold (ounces per ton)	0.13	0.17	0.19
Gold (ounces)	1,181,800	901,100	843,300
Inferred Resources [1,2,3]			
Total tons	2,755,800	2,652,600	2,302,700
Gold (ounces per ton)	0.18	0.18	0.17
Gold (ounces)	492,800	465,100	395,600

(1) Mineral resources are based on $2,250/oz for gold and a USD/CAD exchange rate: 1:1.35 and are reported in-situ and exclusive of mineral reserves.

(2) The average resource cut-off grades at Casa Berardi are 0.10 oz/ton gold for underground and 0.03 oz/ton for open pit; metallurgical recovery (actual 2025): 87% for gold.

(3) Measured and indicated mineral gold resources increased 31% and inferred gold resources increased 6% over 2024 given metal prices, resource pit updates and drilling additions.

Internal Controls on Exploration and Development Drilling Programs

Exploration and development drilling programs are performed using Industry Standard quality control methods for drilling, sampling, and analytical procedures. Standard operating procedure manuals for geology logging, sampling, and assaying are kept at the operations and updated as required. A secure sample chain-of-custody is established to promote the security of samples during transport from the projects to the analytical facilities. All primary analytical laboratories are ISO 9001 certified and sample preparation and analytical procedures are Industry Standard methods for the metals of interest.

Sample batches sent for analysis are controlled by a system of reference samples of known grade inserted into the sample stream and other control samples. Coarse and fine 'blank,' sterile, sample materials are used to monitor contamination at the sample preparation and analytical stages; Standard Reference Materials ("SRM") of known grades are used to measure accuracy of the analytical results; and pulp duplicate samples and coarse reject duplicate samples are used to monitor precision of the analytical results. Blanks and SRM are inserted according to the analytical batch size and overall number of samples but normally result in a 1:10 to 1:20 insertion rate. Duplicate samples are inserted or requested using a similar 1:10 to 1:20 inclusion rate. As a final measure of assay quality, 5% to 10% of the original samples are sent to a second analytical laboratory for check analysis. Periodically, the Company retains experts to perform audits of the commercial laboratories used in the United States, Mexico and Canada.

The main operating properties store data in SQL-based relational database utilities with built-in logic checks that are implemented as new data is imported. Accurate data entry into the database is confirmed by verification upon data entry/import and again before use in final geology interpretation and resource modeling with checks of new data collected during yearly drilling programs.

Geology and mineral control interpretations, grade estimation parameters, grade and density models, reserve estimation parameters, and modifying factors are peer reviewed within the company. Resource grade models are validated using Industry Standard methods and appropriate documentation and reporting are completed to summarize methods and results. All resource and reserve tabulations at the operations are approved by the local management, with their own sets of controls, and then are compiled by the corporate office which also performs its own set of checks on the final numbers.

All personnel responsible for the management of mineral resource and mineral reserve modeling and approval and reporting of mineral resource and mineral reserve statements are QPs with relevant experience in the type of mineralization and deposit under consideration and in the specific type of activity undertaken for the company. All are eligible members or licensees in good standing of a recognized professional organization based on their academic qualifications and experience and comply with professional standards of competence and ethics. We encourage continuing professional development and training for current QPs as well as others in the Company to develop other QPs within the various departments.

As projects advance toward development and production, data density and the geological understanding of the mineral deposit increases. The Company's internal controls limit some risk in the resource estimation process, but there is inherent risk in resource modeling due to mineral deposit heterogeneity, sample size and distribution, mining style and mining factor assumptions, and mineral processing issues. Independent audits of reserve models from an outside specialist are arranged on a periodic basis for an operating property. The senior technical staff can also determine when changes in mineral resource and reserve models or negative mine reconciliations are material and recommend internal or external auditing of the models and modifying factors.

ITEM 3. LEGAL PROCEEDINGS

For a discussion of our legal proceedings, see *Note 16* of *Notes to Consolidated Financial Statements*.

ITEM 4. MINE SAFETY DISCLOSURES

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of SEC Regulation S-K is included in exhibit 95 to this report.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Shares of our common stock are traded on the New York Stock Exchange, Inc. under the symbol "HL." As of February 12, 2026, there were 2,567 stockholders of record of our common stock.

The following table provides information as of December 31, 2025 regarding our compensation plans under which equity securities are authorized for issuance:

	Number of Securities To Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Security Holders:			
2010 Stock Incentive Plan	—	N/A	7,435,880
Stock Plan for Non-Employee Directors	—	N/A	1,874,764
Key Employee Deferred Compensation Plan	—	N/A	1,665,037
Total	—	N/A	10,975,681

See *Note 12* of *Notes to Consolidated Financial Statements* for information regarding the above plans.

During the year ended December 31, 2023, we issued shares of our common stock on multiple occasions to three of our employee benefit plans in order to fund our obligations under those plans. Each issuance was made pursuant to an exemption from registration under the Securities Act pursuant to Section 4(a)(2) of that Act and was followed by the filing of a shelf registration statement on SEC Form S-3 allowing for the public resales of those shares. We did not receive any cash proceeds from any of the above issuances of shares of common stock and nor will we from any resales. The issuances were as follows:

Date	Purchaser	Number of Shares	Value of Shares at Issuance ($)
October 16, 2023	Hecla Mining Company Pre-2005 Supplemental Excess Retirement Plan and the		
	Hecla Mining Company Post-2004 Supplemental Excess Retirement Plan ("SERP")	200,000	$ 0.8 million
	Hecla Mining Company Retirement Plan Trust ("Hecla Plan")	45,000	$ 0.2 million
	Lucky Friday Pension Plan Trust ("Lucky Friday Plan")	4,500	$ 0.0 million

The following performance graph compares the performance of our common stock during the period beginning December 31, 2020 and ending December 31, 2025 to the S&P 500 and the Philadelphia Gold and Silver Index. The graph assumes a $100 investment in our common stock and in each of the indexes at the beginning of the period, and a reinvestment of dividends paid on such investments on a quarterly basis throughout the period.



Comparison of 5 Year Cumulative Total Return
Among Hecla Mining Company, the S&P 500, and the Philadelphia Gold and Silver Index

Date	Hecla Mining	S&P 500	Philadelphia Gold and Silver Index
December 2020	$ 100.00	$ 100.00	$ 100.00
December 2021	81.04	126.92	91.86
December 2022	86.67	102.36	85.03
December 2023	75.36	126.05	87.17
December 2024	77.56	156.81	95.14
December 2025	303.38	181.84	237.38

The stock performance information above is "furnished" and shall not be deemed to be "soliciting material" or subject to Rule 14A of the Exchange Act, shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, whether made before or after the date of this report and irrespective of any general incorporation by reference language in any such filing, except to the extent that it specifically incorporates the information by reference.

On May 8, 2012, we announced that our Board of Directors approved a stock repurchase program. Under the program, we are authorized to repurchase up to 20 million shares of our outstanding common stock from time to time in open market or privately negotiated transactions. See *Note 12* of *Notes to Consolidated Financial Statements* for more information. We made no purchases of our outstanding common stock during the year ended December 31, 2025.

ITEM 6. RESERVED

Not applicable

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis ("MD&A") provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of Hecla Mining Company and its subsidiaries (collectively the "Company," "our," or "we"). We use certain non-GAAP financial performance measures in our MD&A. For a detailed description of these measures, please see "Non-GAAP Financial Performance Measures" at the end of this item. This item should be read in conjunction with our Consolidated Financial Statements and the notes thereto included in this annual report.

Overview

Hecla Mining Company stands as the premier silver producer, with a rich heritage dating back to 1891. Our operations at Greens Creek, Lucky Friday and Keno Hill combined to produce 37% of 2024 silver production in the U.S. and Canada, complemented by significant gold production from Casa Berardi and Greens Creek. We began ramp-up of the Keno Hill mill during the second quarter of 2023. Our strategic positioning in the stable jurisdictions of U.S. and Canada provides us with distinct operational advantages and reduced political risk compared to our global peers. Our operational and strategic framework centers on four core pillars:

1. Achieving operational excellence through standardized systems and continuous improvement
2. Optimizing our portfolio through strategic reviews and targeting highest risk-adjusted return projects
3. Intensifying our focus on financial discipline with a rigorous capital allocation framework
4. Leveraging our position as North America's largest silver producer to meet growing demand from green technology markets

Recent Developments

On January 26, 2026, we announced the sale of our Hecla Quebec Inc. subsidiary which owns the Casa Berardi segment to Orezone for up to $593 million in total consideration. The transaction is expected to close in the first quarter of 2026, subject to the satisfaction of customary closing conditions. There can be no assurance that the transaction will be completed on the expected timeline or at all, or that we will receive the full anticipated consideration. Details of the consideration to be received are as follows:

- Cash consideration of $160 million due upon closing;
- Equity consideration of approximately 65.7 million Orezone common shares, to be issued upon closing, valued at $112 million as of January 26, 2026;
- Deferred cash consideration of $30 million and $50 million to be paid at 18 months and 30 months, respectively, from closing; and
- Contingent consideration of up to $241 million consisting of:
  - Production-based royalty payments of up to $211 million ($80/ounce for the first 500,000 ounces, then $180/ounce thereafter from open pit operations)
  - Permit receipt payment of $20 million upon grant of permits
  - Gold price-linked payment of up to $10 million at gold prices exceeding $4,200/ounce.

The sale of Casa Berardi represents a disciplined portfolio optimization and focuses capital allocation on our differentiated silver assets, which we believe to represent significant growth and value creation opportunities. Upon closing, we will further solidify our position as a leading silver multi-asset mining company with what we believe to be the best revenue exposure to silver amongst our immediate peers and focused on operating in what we view to be the most favorable jurisdictions. We anticipate using the cash proceeds from the transaction for debt reduction and balance sheet strengthening, enhancing our financial flexibility and capacity to invest in strategic growth investments, positioning us to maximize value from our world-class silver portfolio. We are confident in Orezone's operational expertise and believe they are well-positioned to create additional value from Casa Berardi.

2025 Highlights

Operational Achievements:

- **Strong Production** – Delivered 17.0 million ounces of silver and 150,509 ounces of gold. Gold production benefited from higher grades and recoveries at Greens Creek and the continuation of underground mining at Casa Berardi. See *Consolidated Results of Operations* below for information on total cost of sales, as well as cash costs and AISC, each after by-product credits, per silver and gold ounce for 2025, 2024 and 2023.
- **Lucky Friday Production** – Achieved record production of 5.3 million ounces, while continuing to advance infrastructure projects such as the surface cooling plant and beginning work on a new tailings impoundment.
- **Keno Hill Consistent Production** – Produced 3.0 million ounces of silver, meeting production guidance of 2.9 – 3.1 million ounces, which represents a 9% increase from the prior year, while continuing to improve the developed state of the mine and invest in infrastructure needed to advance toward commercial production.
- **Nevada Properties Advancement** – Advanced exploration and permitting across the Company's Nevada portfolio. At the Midas Project, a 2025 drilling program confirmed mineralized structures in five of six targets tested, including a gold discovery at the previously untested Pogo trend that returned 0.95 ounces per ton gold over 2.2 feet with visible gold, and at the Sinter Offset target, 0.46 ounces per ton gold over 6.1 feet, extending the Sinter Vein approximately 750 feet across a post-mineral fault from its 2021 discovery location. The Midas district historically produced approximately 2.2 million ounces of gold and 27 million ounces of silver during modern-era operations (1998–2014) and includes existing permitted infrastructure, including a mill with approximately 1,200 tons per day capacity, that has been in care and maintenance for approximately five years. At the 100% owned Aurora project, the Company received a Finding of No Significant Impact and Record of Decision for the Polaris exploration project, a permitting milestone enabling the advancement of exploration drilling activities at this historically high-grade gold-silver property. Both Nevada projects are supported by existing infrastructure that the Company plans to evaluate for refurbishment in connection with a potential restart of operations, which is expected to require significantly lower capital expenditure than construction of new facilities, subject to the results of ongoing technical and economic assessments.
- **Safety** – Reduced company wide TRIFR to 1.69, an improvement of 13% over the prior year.

Financial Performance:

- **Revenue Generation** – Achieved record sales of more than $1.4 billion.
- **Continuous Improvement** – Turned Keno Hill profitable for the first time under our ownership, delivering $53.7 million in gross profit and Casa Berardi generated $112.4 million of gross profit, both a significant improvement over the prior year.
- **Shareholder Returns** – Generated net income applicable to common stockholders of $321.2 million and returned $10.4 million to our common stockholders through dividend payments.
- **Investment in Operations** – Made capital investments of approximately $252.4 million, including $54.6 million at Greens Creek, $72.9 million at Lucky Friday, $61.5 million at Casa Berardi and $58.2 million at Keno Hill.
- **Deleveraged and Strengthened Balance Sheet** – Redeemed $212 million of our Senior Notes using proceeds from the sale of stock under our ATM program. In addition, cash flow from operating activities of $562.6 million allowed for full repayment of IQ notes in July and full repayment of the revolving credit facility in September.

Our average realized prices for silver, gold and zinc increased in both 2025 and 2024 compared to 2024 and 2023 respectively. See the *Consolidated Results of Operations* section below for information on our average realized metals prices for 2025, 2024 and 2023. Lead and zinc represent important by-products at all our silver operations, and gold is also a significant by-product at Greens Creek. Copper is a minor by-product credit at Greens Creek.

See the *Consolidated Results of Operations* section below for a discussion of the factors impacting income applicable to common stockholders for the three years ended December 31, 2025, 2024 and 2023.

Key Issues Impacting our Business

Our current business strategy is to focus our financial and human resources in the following areas:

- operating our properties safely, in an environmentally responsible and cost-effective manner;
- strengthen our balance sheet to preserve our financial position in varying metals price and operational environments, improve capital allocation framework with a focus on ROIC and increasing free cash flow;
- improving and optimizing operations at all sites, which includes incurring costs for new technologies and equipment, and implementing standardized systems and processes;
- optimize asset portfolio and identify growth opportunities, including through the pending sale of our Casa Berardi segment and Quebec assets to Orezone;
- expanding our proven and probable reserves, mineral resources and production capacity at our properties;
- advancing the development and ramp up of the Keno Hill mine to sustained profitability;
- seeking opportunities to acquire and invest in mining and exploration properties and companies;
- advancing permitting of the Libby Exploration project in Montana;
- enhance ESG performance and risk management systems;
- build high-performing teams and strengthen organizational capabilities; and
- maintaining and investing in exploration and pre-development projects in the vicinities of mining districts and projects we believe to be under-explored and under-invested: Greens Creek on Alaska's Admiralty Island located near Juneau; North Idaho's Silver Valley in the historic Coeur d'Alene Mining District; our projects located in two districts in Nevada; our projects in the Keno Hill mining district in the Yukon Territory, Canada; northwestern Montana; and the Republic Mining District in Washington state.

We strive to achieve excellent safety and health performance everywhere we work. We seek to implement this goal by: training employees in safe work practices; establishing, following and improving safety standards; investigating accidents, incidents and losses to avoid recurrence; involving employees in the establishment of safety standards; and participating in the National Mining Association's CORESafety program. We strive for continuous improvement in mine safety and emergency preparedness by staying current with industry best practices, while implementing measures that are appropriate for our operations and the risks we face. We respond to issues outlined in investigations and inspections by MSHA, the Commission of Labor Standards, Pay Equity and Occupational Health and Safety in Quebec, the Workers' Safety and Compensation Board in the Yukon and the Mexico Ministry of Economy and Mining and continue to evaluate our safety practices. There can be no assurance that our practices will mitigate or eliminate all safety risks. Achieving and maintaining compliance with regulations will be challenging and may increase our operating costs. See *Item 1A. Risk Factors – We face substantial governmental regulation, including in the United States the Mine Safety and Health Act, various environmental laws and regulations and the 1872 Mining Law*.

A number of key factors may impact the execution of our strategy, including regulatory issues, metals prices and inflationary pressures on input costs. Metals prices can be very volatile and are influenced by a number of factors beyond our control (except on a limited basis through the use of derivative contracts). See *Item 7. Critical Accounting Estimates* and *Note 10* of *Notes to Consolidated Financial Statements*. While we believe longer-term global economic and industrial trends could result in continued demand for the metals we produce, prices have been volatile and there can be no assurance that current prices will continue.

Volatility in global financial markets and other factors can pose a significant challenge to our ability to access credit and equity markets, should we need to do so. We utilize forward contracts and options to manage exposure to declines in the prices of (i) silver, gold, zinc and lead contained in our concentrates that have been shipped but have not yet settled, and (ii) from time to time silver, zinc and lead that we forecast for future concentrate shipments. In addition, we have in place a $225.0 million revolving credit agreement. As of December 31, 2025, no amount was drawn on the facility, with $6.7 million being used for letters of credit, no amount was drawn on the facility, leaving approximately $218.3 million available for borrowing.

Another challenge for us is the risk associated with environmental litigation and ongoing reclamation activities. As described in *Item 1A. Risk Factors* and in *Note 16* of *Notes to Consolidated Financial Statements*, it is possible that our estimate of these liabilities may change in the future, affecting our strategic plans. We are involved in various environmental legal matters and the estimate of our environmental liabilities and liquidity needs, as well as our strategic plans, may be significantly impacted as a result of these matters or new matters that may arise. We strive to ensure that our activities are conducted in compliance with applicable laws and regulations and attempt to resolve environmental litigation on terms as favorable to us as possible.

Reserve and resource estimation is a major risk inherent in mining. Our reserve and resource estimates, which underlie (i) our mining and investment plans, (ii) the valuation of a significant portion of our long-term assets and (iii) depreciation, depletion and amortization expense, may change based on economic factors and actual production experience. Until ore is mined and processed, the volumes and grades of our reserves and resources must be considered as estimates. Our reserves are depleted as we mine. Reserves and resources can also change as a result of changes in economic and operating assumptions. See *Item 1A. Risk Factors – Our mineral reserve and resource estimates may be imprecise*.

Consolidated Results of Operations

Total metal sales for the years ended December 31, 2025, 2024 and 2023, and the approximate variances attributed to differences in metals prices, sales volumes and smelter terms, were as follows:

(in thousands)	Silver	Gold	Base metals	Less: smelter and refining charges	Total sales of products
2023	$ 302,284	$ 274,611	$ 188,958	$ (50,909)	$ 714,944
Variances – 2024 versus 2023:					
Price	76,019	61,309	(2,873)	10,743	145,198
Volume	35,677	(17,664)	32,321	(2,485)	47,849
Smelter terms	—	—	—	1,378	1,378
2024	$ 413,980	$ 318,256	$ 218,406	$ (41,273)	$ 909,369
Variances – 2025 versus 2024:					
Price	253,909	150,800	(5,131)	17,822	417,400
Volume	21,517	15,034	13,145	208	49,904
Smelter terms	—	—	—	7,228	7,228
2025	$ 689,406	$ 484,090	$ 226,420	$ (16,015)	$ 1,383,901

Average market and realized metals prices for 2025, 2024 and 2023 were as follows:

	Average price for the year ended December 31,		
	2025	2024	2023
Silver – Realized price per ounce	$ 45.25	$ 28.58	$ 23.33
London PM Fix ($/ounce)	39.94	28.24	23.39
Gold – Realized price per ounce	3,490	2,403	1,939
London PM Fix ($/ounce)	3,435	2,387	1,943
Lead – Realized price per pound	0.94	0.97	1.03
LME Final Cash Buyer ($/pound)	0.89	0.94	0.97
Zinc – Realized price per pound	1.39	1.37	1.35
LME Final Cash Buyer ($/pound)	1.30	1.26	1.20
Copper – Realized price per pound	4.75	4.20	—
LME Final Cash Buyer ($/pound)	4.51	4.15	NA

Average realized prices differ from average market prices primarily because concentrate sales are generally recorded as revenues at the time of shipment at forward prices for the estimated month of settlement, which differ from average market prices. Due to the time elapsed between shipment of concentrates and final settlement with customers, we must estimate the prices at which sales of our metals will be settled. Previously recorded sales are adjusted to estimated settlement metals prices each period through final settlement. For 2025, 2024, and 2023, we recorded net positive price adjustments to provisional settlements of $51.0 million, $22.9 million and $18.2 million, respectively. The price adjustments related to silver, gold, zinc and lead contained in our concentrate sales were partially offset by gains and losses on derivative instruments for those metals for each year (see *Note 10* of *Notes to Consolidated Financial Statements* for more information). The gains and losses on these contracts are included in revenues and impact the realized prices for silver, gold, lead and zinc. Realized prices are calculated by dividing gross revenues for each metal (which include the price adjustments and gains and losses on the forward contracts discussed above) by the payable quantities of each metal included in products sold during the period.

Total metals production and sales volumes for each period are shown in the following table:

	Year Ended December 31,		
	2025	2024	2023
Silver – Ounces produced	17,026,785	16,169,930	14,342,863
Payable ounces sold	15,236,377	14,485,158	12,955,006
Gold – Ounces produced	150,509	141,923	151,259
Payable ounces sold	138,709	132,442	141,602
Lead – Tons produced	56,130	52,515	40,347
Payable tons sold	48,727	44,795	35,429
Zinc – Tons produced	68,558	66,308	60,579
Payable tons sold	47,553	47,593	43,050
Copper – Tons produced	1,804	1,874	1,823
Payable tons sold	337	50	—

The difference between what we report as "ounces/tons produced" and "payable ounces/tons sold" is attributable to the difference between the quantities of metals contained in our products versus the portion of those metals actually paid for by our customers pursuant to of our sales contract terms. Differences can also arise from inventory changes incidental to shipping schedules, or variances in ore grades which impact the amount of metals contained in concentrates produced and sold.

Sales, total cost of sales, gross profit (loss), Cash Cost, After By-product Credits, per Ounce ("Cash Cost") (non-GAAP) and AISC (non-GAAP) at our operating units for 2025, 2024 and 2023 were as follows (in thousands, except for Cash Cost and AISC):

| | Silver | | | | Gold | | |
	Greens Creek	Lucky Friday	Keno Hill	Total Silver [2]	Casa Berardi	Other [3]	Total Gold and Other
2025:							
Sales	$ 612,827	$ 306,640	$ 145,317	$ 1,064,784	$ 319,117	$ 39,118	$ 358,235
Total cost of sales	(290,180)	(173,690)	(91,652)	(555,522)	(206,720)	(38,574)	(245,294)
Gross profit	$ 322,647	$ 132,950	$ 53,665	$ 509,262	$ 112,397	$ 544	$ 112,941
Cash Cost, After By-product Credits, per Silver or Gold Ounce [1]	$ (8.02)	$ 8.66		$ (1.75)	$ 1,851		$ 1,851
AISC, After By-product Credits, per Silver or Gold Ounce [1]	$ (2.36)	$ 21.98		$ 11.28	$ 2,029		$ 2,029
2024:							
Sales	$ 421,574	$ 203,154	$ 74,962	$ 699,690	$ 209,679	$ 20,556	$ 230,235
Total cost of sales	(268,127)	(144,485)	(74,962)	(487,574)	(223,614)	(20,527)	(244,141)
Gross profit (loss)	$ 153,447	$ 58,669	$ —	$ 212,116	$ (13,935)	$ 29	$ (13,906)
Cash Cost, After By-product Credits, per Silver or Gold Ounce [1]	$ (0.05)	$ 7.80		$ 2.72	$ 1,762		$ 1,762
AISC, After By-product Credits, per Silver or Gold Ounce [1]	$ 5.65	$ 16.50		$ 13.06	$ 1,990		$ 1,990
2023:							
Sales	$ 384,504	$ 116,284	$ 35,518	$ 536,306	$ 177,678	$ 6,243	$ 183,921
Total cost of sales	(259,895)	(84,185)	(35,518)	(379,598)	(221,341)	(6,339)	(227,680)
Gross profit (loss)	$ 124,609	$ 32,099	$ —	$ 156,708	$ (43,663)	$ (96)	$ (43,759)
Cash Cost, After By-product Credits, per Silver or Gold Ounce [1]	$ 2.53	$ 5.51		$ 3.23	$ 1,652		$ 1,652
AISC, After By-product Credits, per Silver or Gold Ounce [1]	$ 7.14	$ 12.21		$ 11.76	$ 2,048		$ 2,048

[1] A reconciliation of these non-GAAP measures to total cost of sales, the most comparable GAAP measure, can be found below in *Reconciliation of Total Cost of Sales (GAAP) to Cash Cost, Before By-product Credits and Cash Cost, After By-product Credits (non-GAAP) and All-In Sustaining Cost, Before By-product Credits and All-In Sustaining Cost, After By-product Credits (non-GAAP)*.

[2] The calculation of AISC for our consolidated silver properties includes corporate costs for general and administrative expense, sustaining capital and production, and related costs and sustaining capital expenditures for Lucky Friday excluding costs incurred during suspension of production from August 2023 until the resumption of operations on January 9, 2024.

[3] Other includes $39.1 million, $20.6 million and $6.2 million of sales for 2025, 2024 and 2023, respectively, and $38.6 million, $20.5 million and $6.3 million for, 2025, 2024 and 2023, respectively, related to ERDC, the Company's environmental services business.

While revenue from zinc, lead and gold by-products is significant, we believe that identification of silver as the primary product of Greens Creek, Lucky Friday, and Keno Hill is appropriate because:

- silver has historically accounted for a higher proportion of revenue than any other metal and is expected to do so in the future;
- we have historically presented the Greens Creek and Lucky Friday units as primary silver producers, based on the original analysis that justified putting the project into production, and the same analysis applies to the Keno Hill unit, and further we believe that consistency in disclosure is important to our investors regardless of the relationships of metals prices and production from year to year;
- metallurgical treatment maximizes silver recovery;
- the Greens Creek, Lucky Friday and Keno Hill deposits are massive sulfide deposits containing an unusually high proportion of silver; and
- in most of their working areas, Greens Creek, Lucky Friday and Keno Hill utilize selective mining methods in which silver is the metal targeted for highest recovery.

Accordingly, we believe the identification of gold, lead, zinc and copper as by-product credits at Greens Creek, Lucky Friday and Keno Hill is appropriate because of their lower economic value compared to silver and due to the fact that silver is the primary product we intend to produce at those locations. In addition, we have not consistently received sufficient revenue from any single by-product metal to warrant classification of such as a co-product.

We periodically review our revenues to ensure that reporting of primary products and by-products is appropriate. Because for Greens Creek, Lucky Friday and Keno Hill we consider zinc, lead, gold and copper to be by-products of our silver production, the values of these metals from Greens Creek and Keno Hill only offset operating costs within our calculations of Cash Cost, After By-product Credits, per Silver Ounce and AISC, After By-product Credits, per Silver Ounce. We currently do not report Cash Cost, After By-product Credits, per Silver Ounce and AISC, After By-product Credits, per Silver Ounce for our Keno Hill operation as it is in the production ramp-up phase and has not met our definition of commercial production. We define an operation as being in commercial production upon achievement of the following criteria:

- Completion of operational commissioning of each major mine and mill component;
- Demonstrated ability to mine and mill consistently and without significant interruption, defined as 75% of historical production levels or mill design capacity over a period of 90 days;
- Silver recoveries are at or near expected steady-state production levels;
- All major capital expenditures have been completed; and
- A significant portion of available funding is directed towards operating activities.

Currently we meet only one of the above criteria - silver recoveries are at expected steady-state production levels. Determination of when these criteria have been met requires the use of judgment, and our definition of commercial production may differ from that of other mining companies.

As Keno Hill has not yet been determined to be in commercial production, it's costs and by-product credits are excluded from our consolidated Cash Cost, After By-product Credits, per Silver Ounce and AISC, After By-product Credits, per Silver Ounce because (i) by definition it has not reached the sustaining stage and (ii) including its costs and by-product credits we believe would distort consolidated Cash Cost, After By-product Credits, per Silver Ounce and AISC, After By-product Credits, per Silver Ounce of our operating silver mines that are in commercial production and operating as designed, and not facilitate a meaningful comparison of our performance versus that of our peers.

We believe the identification of silver as a by-product credit is appropriate at Casa Berardi because of its lower economic value compared to gold and due to the fact that gold is the primary product we intend to produce. In addition, we do not receive sufficient revenue from silver at the Casa Berardi to warrant classification of such as a co-product. Because we consider silver to be a by-product of our gold production at Casa Berardi, the value of silver offsets operating costs within our calculations of Cash Cost, After By-product Credits, per Gold Ounce and AISC, After By-product Credits, per Gold Ounce.

For the year ended December 31, 2025 and 2024, we reported net income applicable to common stockholders of $321.2 million and $35.3 million, respectively, and a net loss of $84.8 million in 2023. The following factors contributed to those differences:

- Variances in gross profit (loss) at our operations as illustrated in the table above. See the *Greens Creek*, *Lucky Friday*, *Keno Hill*, and *Casa Berardi* sections below.
- General and administrative costs were $57.6 million, $45.4 million and $42.7 million in 2025, 2024 and 2023 respectively. The increase in 2025 of $12.2 million reflects strategic headcount increases, higher stock-based and incentive compensation expense and non-recurring compensation costs related to former employees retirements. The increase in 2024 of $2.7 million reflects non-recurring costs associated with the former CEO's retirement.
- Exploration and pre-development expense was $27.7 million, $27.3 million and $32.5 million in 2025, 2024 and 2023, respectively. In 2024 exploration and pre-development expense decreased by $5.2 million, compared to 2023, as exploration activities were focused primarily at Greens Creek and Keno Hill, with additional pre-development work at the Libby Exploration project.
- Ramp-up and suspension costs for the years ended December 31, 2025, 2024 and 2023 are summarized in the table below (in thousands)

| | Year Ended December 31, | | |
	2025	2024	2023
Keno Hill	$ —	$ 26,754	$ 29,793
Lucky Friday	—	2,207	25,548
Nevada	11,885	12,304	16,549
Casa Berardi	—	—	2,228
San Sebastian	2,120	2,042	2,134
Total ramp-up and suspension costs	$ 14,005	$ 43,307	$ 76,252

While ramping up an operation, costs incurred to generate revenue during the ramp up phase in excess of the revenue generated, are reclassified to ramp up and suspension costs on our statement of operations, which amounted to $26.8 million and $29.8 million in 2024 and 2023, respectively. Operations at Lucky Friday were suspended from August 2023 to January 9, 2024, due to a fire in the secondary egress. Costs incurred during this period amounted to $2.2 million and $25.5 million during 2024 and 2023, respectively. Casa Berardi incurred $2.2 million as operations were suspended for 20 days in June, 2023, due to Quebec wildfires. The costs incurred at San Sebastian and Nevada are holding costs as all operations at these sites were suspended during these periods.

- Other operating expense was $0.2 million in 2025, compared to other operating income of $45.5 million and $1.4 million in 2024 and 2023, respectively. Within 2025 other operating expense of $0.2 million are $5.5 million of insurance proceeds relating to Casa Berardi. The income in 2024 is primarily related to the Lucky Friday business interruption insurance proceeds of $50 million related to the aforementioned fire.
- In 2024 we recognized $14.6 million in write down of property, plant and equipment. Of this amount, $13.9 million related to the Lucky Friday remote vein miner machine for which (i) we no longer had a use following the success of the UCB mining method at Lucky Friday, (ii) we had been unsuccessful in locating a buyer, and (iii) the vendor advised us during the period that it would discontinue support for the program.
- Fair value adjustments, net resulted in a gain of $12.5 million, loss of $2.2 million, and a gain of $2.9 million in 2025, 2024 and 2023, respectively. The components for each period are summarized in the following table (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
(Loss) gain on derivative contracts	$ (39,445)	$ (5,907)	$ 3,168
Unrealized gain (loss) on investments in equity securities	40,914	3,703	(243)
Gain on disposition or exchange of investments	10,986	—	—
Total fair value adjustments, net	$ 12,455	$ (2,204)	$ 2,925

- Net foreign exchange loss of $5.8 million in 2025, compared to a gain of $7.6 million in 2024 and a loss of $3.8 million in 2023, respectively, on translation of non US our monetary assets and liabilities at Casa Berardi, Keno Hill and San Sebastian.
- Interest expense of $41.6 million, $49.8 million and $43.3 million in 2025, 2024 and 2023, respectively. In 2025, interest expense has decreased due to lower debt balances following early redemption of $212 million of Senior Notes, full repayment of our IQ Notes, and a lower drawn balance on our revolving credit facility. In connection with the early redemption of the $212 million Senior Notes, we incurred a loss on extinguishment of $4.9 million, of which $3.8 million related to the call premium and $1.1 million related to the pro-rate expensing of deferred debt costs. In 2024, interest expense also included interest of $9.3 million on amounts drawn on our revolving credit facility.
- Income and mining tax provision of $157.5 million, $30.4 million and $1.2 million in 2025, 2024, and 2023, respectively. Income and mining tax provision increased in 2025 due to higher taxable income generated by our US and Quebec operations.

Greens Creek

Dollars are in thousands (except per ounce and per ton amounts)

		Years Ended December 31,				
		2025		**2024**		**2023**
Sales	$	612,827	$	421,574	$	384,504
Cost of sales and other direct production costs		(234,221)		(214,677)		(205,900)
Depreciation, depletion and amortization		(55,959)		(53,450)		(53,995)
Total cost of sales		(290,180)		(268,127)		(259,895)
Gross profit	$	322,647	$	153,447	$	124,609
Tons of ore milled		871,659		895,318		914,796
Production:						
Silver (ounces)		8,724,996		8,480,877		9,731,752
Gold (ounces)		59,349		55,275		60,896
Lead (tons)		18,213		18,320		19,578
Zinc (tons)		51,387		51,288		51,496
Copper (tons)		1,804		1,874		1,823
Payable metal quantities sold:						
Silver (ounces)		7,375,295		7,331,502		8,493,040
Gold (ounces)		46,873		45,201		49,790
Lead (tons)		13,585		13,706		15,247
Zinc (tons)		35,957		36,725		36,042
Copper (tons)		337		50		—
Ore grades:						
Silver ounces per ton		12.6		12.0		13.3
Gold ounces per ton		0.092		0.086		0.089
Lead percent		2.5		2.5		2.6
Zinc percent		6.6		6.4		6.4
Copper percent		0.3		0.3		0.3
Total production cost per ton	$	249.77	$	216.15	$	204.20
Cash Cost, After By-product Credits, per Silver Ounce [1]	$	(8.02)	$	(0.05)	$	2.53
AISC, After By-Product Credits, per Silver Ounce [1]	$	(2.36)	$	5.65	$	7.14
Capital additions	$	54,617	$	47,795	$	43,542

[1] A reconciliation of these non-GAAP measures to total cost of sales, the most comparable GAAP measure, can be found below in *Reconciliation of Total Cost of Sales (GAAP) to Cash Cost, Before By-product Credits and Cash Cost, After By-product Credits (non-GAAP) and All-In Sustaining Cost, Before By-product Credits and All-In Sustaining Cost, After By-product Credits (non-GAAP)*. At Greens Creek, gold, zinc, lead and copper are considered to be by-products of our silver production, and the values of those metals therefore offset operating costs within our calculations of Cash Cost and AISC, After By-product Credits, per Silver Ounce.

Gross profit increased by $169.2 million to $322.6 million in 2025 from $153.4 million in 2024, due to higher realized prices for all metals sold (other than lead) and higher sales volumes, except for lead and zinc which drove record annual revenues, partially offset by higher production costs which were primarily attributable to higher labor, contractor costs and materials and consumables. See *Item 1A. Risk Factors – Our profitability could be affected by inflation, including the prices of other commodities* for a discussion of certain risks related to our operations profitability.

Gross profit increased by $28.8 million to $153.4 million in 2024 from $124.6 million in 2023, due to higher realized prices for all metals sold other than lead, partly offset by lower sales volumes for all metals, except zinc, and higher production costs which primarily consist of higher labor and contractor costs and higher equipment maintenance. See *Item 1A. Risk Factors – Our profitability could be affected by inflation, including the prices of other commodities* for a discussion of certain risks related to our operations profitability.

Capital additions increased by $6.8 million in 2025 to $54.6 million compared to 2024. Significant components of the 2025 capital additions were $17.9 million on mine and primary ore access development, $14.0 million on mine equipment, $7.7 million on surface equipment and infrastructure, $5.8 million on mill improvements and $4.0 million of definition drilling.

The chart below illustrates the factors contributing to the variances in Cash Cost, After By-product Credits, Per Silver Ounce for 2025 compared to 2024 and 2023:



Years Ended December 31,

■ 2025   ■ 2024   ■ 2023

The following table summarizes the components of Cash Cost, After By-product Credits, per Silver Ounce:

	Years Ended December 31,		
	2025	**2024**	**2023**
Cash Cost, Before By-product Credits, per Silver Ounce	$ 26.64	$ 27.19	$ 24.85
By-product credits per silver ounce	(34.66)	(27.24)	(22.32)
Cash Cost, After By-product Credits, per Silver Ounce	$ (8.02)	$ (0.05)	$ 2.53

The following table summarizes the components of AISC, After By-product Credits, per Silver Ounce:

	Years Ended December 31,		
	2025	**2024**	**2023**
AISC, Before By-product Credits, per Silver Ounce	$ 32.30	$ 32.89	$ 29.46
By-product credits per silver ounce	(34.66)	(27.24)	(22.32)
AISC, After By-product Credits, per Silver Ounce	$ (2.36)	$ 5.65	$ 7.14

The decrease in Cash Cost, After By-product Credits and AISC, After By-product Credits per Silver Ounce in 2025 compared to 2024 was primarily due to higher by-product credits, primarily due to higher realized gold prices and higher silver production. The decrease in Cash Cost, After By-product Credits, per Silver Ounce in 2024 compared to 2023 was primarily due to higher by-product credits, primarily due to higher realized gold prices, partly offset by lower silver production due to 7 days of unplanned maintenance on the Semi-Autogenous Grinding ("SAG") mill variable frequency drive and lower grade material mined and higher production costs primarily related to higher labor and contractor costs driven by inflation and higher equipment maintenance costs. AISC, After By-product Credits, decreased due to lower cash costs per ounce, partly offset by higher sustaining capital expenditures in 2024 compared to 2023.

Lucky Friday

Dollars are in thousands (except per ounce and per ton amounts)

	Year Ended December 31,					
	2025		**2024**		**2023**	
Sales	$	306,640	$	203,154	$	116,284
Cost of sales and other direct production costs		(122,635)		(103,436)		(59,860)
Depreciation, depletion and amortization		(51,055)		(41,049)		(24,325)
Total cost of sales		(173,690)		(144,485)		(84,185)
Gross profit	$	132,950	$	58,669	$	32,099
Tons of ore milled		427,048		406,541		231,129
Production:						
Silver (ounces)		5,260,686		4,890,949		3,086,119
Lead (tons)		34,284		31,265		19,543
Zinc (tons)		14,924		13,513		7,944
Payable metal quantities sold:						
Silver (ounces)		4,925,162		4,506,632		3,020,116
Lead (tons)		31,828		28,577		19,079
Zinc (tons)		11,596		9,735		6,160
Ore grades:						
Silver ounces per ton		13.0		12.7		14.0
Lead percent		8.5		8.2		8.9
Zinc percent		4.1		3.9		4.1
Total production cost per ton	$	272.09	$	245.19	$	218.45
Cash Cost, After By-product Credits, per Silver Ounce [1]	$	8.66	$	7.80	$	5.51
AISC, After By-product Credits, per Silver Ounce [1]	$	21.98	$	16.50	$	12.21
Capital additions	$	72,933	$	49,592	$	65,337

(1) A reconciliation of these non-GAAP measures to total cost of sales, the most comparable GAAP measure, can be found below in *Reconciliation of Total Cost of Sales (GAAP) to Cash Cost, Before By-product Credits and Cash Cost, After By-product Credits (non-GAAP) and All-In Sustaining Cost, Before By-product Credits and All-In Sustaining Cost, After By-product Credits (non-GAAP)*. At Lucky Friday, lead and zinc are considered to be by-products of our silver production, and the values of those metals therefore offset operating costs within our calculations of Cash Cost and AISC, each After By-product Credits, per Silver Ounce.

Gross profit in 2025 of $133.0 million, was $74.3 million higher than 2024, primarily due to higher realized prices for silver, and higher sales volumes for all metals produced driven by record production and the suspension of mining operations mentioned above. However, the benefit of higher production and prices has been partly offset by higher costs, reflected in higher production costs per ton which have increased by 11%. For the year, the higher costs relate to: (i) hourly employee profit sharing costs due to higher silver prices and production; (ii) property and liability insurance resulting from higher asset values and coverage limits; (iii) higher employee medical costs related to headcount growth and inflation in medical care costs; (iv) consumables and repairs to support increased production; (v) an increase in mine hourly headcount to reduce reliance on more expensive contractors and support higher production; (vi) higher equipment maintenance costs related to parts as the mine continued to execute our equipment maintenance standards while supporting increased tonnage; and (vii) higher waste rock removal haulage costs.

While certain cost elements will persist as the mine maintains steady and consistent production, we have identified potential cost mitigation plans. These plans include further reduction of contractors, mining method optimization to improve production efficiency and reduction of consumables usage, mine and mill infrastructure upgrades to increase production and reduce maintenance, and consolidation of sourcing of some high-volume consumables to improve pricing. However, there can be no assurance these efforts will be successful in reducing costs or offsetting the potential future impacts of inflation or other factors impacting profitability.

During August 2023, the production at the mine was suspended due to a fire that occurred while repairing an unused station in the #2 ventilation shaft. It was determined that a secondary egress needed to be developed and as a result, the mine did not restart production until January 9, 2024, and ramped up to full production during the first quarter. The Company had property and business interruption insurance coverage with an underground sub-limit of $50.0 million, and received the full coverage amount of $50.0 million in 2024. The discussion of Lucky Friday's results below for the years ended December 31, 2024 and 2023 has been impacted by this prior suspension of operations.

Gross profit in 2024 of $58.7 million, was $26.6 million higher than 2023, primarily due to higher realized prices for silver, and higher sales volumes for all metals produced due to the suspension of mining operations mentioned above. For the year ended December 31, 2024, $2.2 million of site specific suspension costs were included within Ramp-up and suspension costs on our consolidated statements of operations and comprehensive income (loss), compared to $25.5 million in 2023.

Total capital additions increased by $23.3 million in 2025 to $72.9 million compared to 2024 due to significant projects including $24.5 million for development, $12.1 million for surface cooling project, $11.7 million for pond 5 construction, $6.8 million for definition drilling, $4.4 million for shaft renovation, $2.1 million for bolters, $1.9 million for ramp work and $1.5 million for jumbo replacements.

The chart below illustrates the factors contributing to the variances in Cash Cost, After By-product Credits, Per Silver Ounce for 2025, 2024 and 2023.



Years Ended December 31,
■ 2025 ■ 2024 ■ 2023

The following table summarizes the components of Cash Cost, After By-product Credits, per Silver Ounce:

	Years Ended December 31,		
	2025	2024	2023
Cash Cost, Before By-product Credits, per Silver Ounce	$ 25.00	$ 24.48	21.45
By-product credits per silver ounce	(16.34)	(16.68)	(15.94)
Cash Cost, After By-product Credits, per Silver Ounce	$ 8.66	$ 7.80	$ 5.51

The following table summarizes the components of AISC, After By-product Credits, per Silver Ounce:

	Years Ended December 31,		
	2025	2024	2023
AISC, Before By-product Credits, per Silver Ounce	$ 38.32	$ 33.18	$ 28.15
By-product credits per silver ounce	(16.34)	(16.68)	(15.94)
AISC, After By-product Credits, per Silver Ounce	$ 21.98	$ 16.50	$ 12.21

The increase in Cash Cost and AISC, each After By-product Credits, per Silver Ounce in 2025 compared to 2024 was due to higher production costs, and higher sustaining capital for AISC, partly offset by higher silver production.

The increase in Cash Cost and AISC, each After By-product Credits, per Silver Ounce in 2024 compared to 2023 was due to higher production costs, and higher sustaining capital for AISC, partly offset by higher silver production and higher by-product credits.

Keno Hill

Dollars are in thousands (except per ounce and per ton amounts)

	Year Ended December 31,		
	2025	2024	2023
Sales	$ 145,317	$ 74,962	$ 35,518
Cost of sales and other direct production costs	(71,883)	(58,826)	(31,241)
Depreciation, depletion and amortization	(19,769)	(16,136)	(4,277)
Total cost of sales	(91,652)	(74,962)	(35,518)
Gross profit	$ 53,665	$ —	$ —
Tons of ore milled	108,339	109,292	56,331
Production:			
Silver (ounces)	3,018,490	2,773,873	1,502,577
Lead (tons)	3,633	2,930	1,225
Zinc (tons)	2,247	1,507	1,139
Payable metal quantities sold:			
Silver (ounces)	2,925,368	2,623,469	1,419,173
Lead (tons)	3,314	2,513	848
Zinc (tons)	1,696	1,132	1,102
Ore grades:			
Silver ounces per ton	29.0	26.2	27.7
Lead percent	3.6%	2.8%	2.3%
Zinc percent	2.6%	1.6%	2.5%
Capital additions	$ 58,192	$ 54,869	$ 44,672

We have not disclosed cost per ounce statistics for the Keno Hill operation as it is in the production ramp-up phase and has not met our definition of commercial production. See above "Consolidated Results of Operations" for our definition of commercial production. Determination of when those criteria have been met requires the use of judgment, and our definition of commercial production may differ from that of other mining companies.

We acquired our Keno Hill operations as part of the Alexco acquisition in September 2022 and have focused on development activities and began ramp-up of the mill during the second quarter of 2023. The average throughput during the year ended December 31, 2025, was 297 tons per day (the mine is currently permitted to a maximum of an average of 440 tons per day), with silver grades milled of 29.0 ounces per ton. In 2025, the mill relied on existing ore stockpiles as the mine continues to focus on development and ramp up to higher tonnage rates with mining rates of 297 tons per day, with material sourced from both the Bermingham and Flame and Moth deposits. Mill throughput, while currently steady, has been negatively impacted by last year's events as described below.

During the twelve months ended December 31, 2025 and 2024, Keno Hill recorded sales of $145.3 million and $75.0 million, respectively, with the increase due primarily to higher metals sales volumes and realized prices. As a result of higher revenues, Keno Hill generated gross profit of $53.7 million during the twelve months ended December 31, 2025, and did not transfer any total cost of sales to ramp-up and suspension costs, whereas in 2024, total cost of sales in excess of sales of $26.8 million were reclassified to ramp-up and suspension costs in the Condensed Consolidated Statements of Operations and Comprehensive Income. During 2025, Keno Hill recorded capital additions of $58.2 million, of which $32.8 million related to mine development, $6.7 million for a backfill plant, $5.2 million related to the dry stack tailings facility ("DSTF"), $4.6 million for surface and general plant additions and $1.4 million for definition drilling. During 2024, Capital additions were $54.9 million, of which $28.1 million related to mine development, $8.8 million related to the DSTF, $5.9 million related to mine mobile equipment, $3.2 million for camp upgrades and $2.9 million for the surface backfill plant.

During 2023, Keno Hill recorded sales and total cost of sales of $35.5 million, related to the concentrate produced and sold during ramp up. During the year ended December 31, 2023, $29.8 million of site specific ramp up costs were included within Ramp-up and suspension costs and $4.7 million of site specific exploration costs were included within Exploration and pre-development as reported on our consolidated statements of operations and comprehensive (loss) income. Capital additions were $44.7 million, of which $29.6 million related to mine development and $11.3 million to mobile equipment purchases, crusher modifications and camp upgrades.

From commencement of production until late August, 2024, ore production and mill throughput generally increased as planned, leading to increased levels of production (though still not reaching the permitted capacity at the mill). However, starting in mid-2024 and continuing today, Keno Hill has been impacted by external events which have affected permitting, projects and production, and delayed our ability to reach sustained, profitable production. In late June 2024, an unrelated, third party, Victoria Gold, experienced a heap leach failure at its Eagle Mine which is located near Keno Hill. This incident had several immediate and ongoing impacts on our operations. The primary impact was that we were forced to suspend milling operations at Keno Hill between August 27 and October 26, 2024 due to delays in receiving authorizations and permits because the focus of the Yukon Government and the First Nation of Na-Cho Nyäk Dun ("FNNND") on the Eagle Mine incident response and not on routine permitting matters. Mill operations and design and construction projects resumed during the fourth quarter of 2024. Our original planned schedule for permitting and projects has been extended, but we are taking steps, including working with regulators, to establish a viable schedule for our operational plans.

An ongoing impact of the Eagle Mine incident is the FNNND's public position on mining, which has evolved from a call to halt all mining activity to support of environmentally responsible mining practices. We continue to strengthen our partnership with the FNNND – which is important because Keno Hill is within their Traditional Territory – through enhanced environmental stewardship and community engagement initiatives, building on their support for responsible mining practices.

Then, starting in late October 2024, Keno Hill began experiencing power curtailments when the utility, Yukon Energy, experienced a turbine failure at its Aishihik hydroelectric plant in Whitehorse. That failure and Yukon Energy's resulting focus on line maintenance, combined with cold temperatures in the Yukon (and the resulting increase in demand for power), caused Yukon Energy to reduce power to Keno Hill, resulting in the operation's inability to fully power the mine and mill on several occasions in late 2024 and for 8 days in the first quarter of 2025. These power constraints impacted approximately 130,000 ounces of silver production and labor costs for idled employees of approximately $0.5 million in 2025. During December 2025, due to extreme cold weather, Yukon Energy again curtailed power supply to us for 16 days, which continued through December 30, 2025.

Permitting is one of the most important factors in our ability to reach sustainable, profitable production at Keno Hill. Increased production means a need for increased tailings storage, waste storage, water treatment and discharge, camp space and reliable power, all of which are typical requirements for mines in the expansion phase. These projects require new or modified permits, as well as the capital to implement them. Although we continue to make progress on these ordinary-course permitting matters, we have yet to make up for the delays described above. In addition, as we develop new zones for ore production at Keno Hill (and our other mines), we are frequently confronted with challenging conditions such as rock quality and ground water volumes. Currently, we are developing new headings at Keno Hill to supplement existing, or replace mined out headings. At some of these new headings, we are encountering more groundwater than expected. The mine's water license has limits on the amount of water that can be discharged from the mine. Although we currently are within permitted water discharge limits, if production from these new zones would cause water discharges greater than the license allows we will need to make alternative arrangements, which likely includes seeking an amendment to our current water license. There can be no assurances that the Yukon Water Board will grant such an amendment. If we confirm that continued mining in these new zones would lead to discharges in excess of license limits and are unable to amend our license in a timely manner, our options would then include developing a different operating plan to reduce discharges and/or curtailing production to remain within existing permitted discharge limits. Although we consider it unlikely, if none of these potential solutions is achieved, it is possible we would consider pausing production and other mining activities at the impacted areas and reassess our permitting strategy and other future operational aspects of the mine. See *Item 1A. Risk Factors – We are required to obtain governmental permits and other approvals in order to conduct mining operations*.

We also continue to face operational challenges such as work force availability, dilution, execution of projects, limited camp space, and the ramp-up of ERDC environmental remediation activities (which adds incremental demand on Keno Hill's infrastructure and resources, most notably camp space). As a result, we project 2026 silver production to be comparable to 2025 levels. The projected flat production levels at Keno Hill for 2026 should allow us to focus on (i) permitting, (ii) stakeholder outreach and ensuring we have local support, (iii) projects such as tailings storage expansion and the construction of a cemented tails batch plant, (iv) mine development and (v) meeting the above-mentioned operational challenges.

As stated above, Keno Hill has generated profits at current throughput rates and prices. Our immediate focus is to advance permits and successfully execute infrastructure projects, with the goal of putting the mine on a path toward achieving its current permitted capacity of 440 tons per day which, at current prices, we project would generate sustained, positive free cash flow, while preserving expansion optionality beyond 440 tons per day. However, currently, Keno Hill is not configured to sustainably produce 440 tons per day (although the mill has achieved that rate for multiple weeks on end during test run periods). To reach 440 tons per day throughput, we would need to continue to mine ore from both the Bermingham deposit and the lower grade Flame & Moth deposit. Achieving 440 or higher tons per day would require targeted infrastructure investments, obtaining permits, executing projects, mine development and maintaining social license to operate. If any one of these were not to occur, or if prices were to decrease from our current budgeted prices, Keno Hill as currently configured would not be profitable, and placing the operation on care and maintenance would be an option. See *Item 1A. Risk Factor – We may not realize all of the anticipated benefits from our acquisitions, including our 2022 acquisition of Alexco*.

Casa Berardi

Dollars are in thousands (except per ounce and per ton amounts)

	Year Ended December 31,					
	2025		**2024**		**2023**	
Sales	$	319,117	$	209,679	$	177,678
Cost of sales and other direct production costs		(173,486)		(150,779)		(155,304)
Depreciation, depletion and amortization		(33,234)		(72,835)		(66,037)
Total cost of sales		(206,720)		(223,614)		(221,341)
Gross profit (loss)	$	112,397	$	(13,935)	$	(43,663)
Tons of ore milled		1,533,800		1,523,420		1,446,488
Production:						
Gold (ounces)		91,160		86,648		90,363
Silver (ounces)		22,613		24,231		22,415
Payable metal quantities sold:						
Gold (ounces)		91,836		87,242		91,268
Silver (ounces)		22,456		23,554		22,566
Ore grades:						
Gold ounces per ton		0.068		0.067		0.073
Silver ounces per ton		0.02		0.02		0.02
Total production cost per ton	$	110.46	$	100.58	$	104.75
Cash Cost, After By-product Credits, per Gold Ounce [1]	$	1,851	$	1,762	$	1,652
AISC, After By-product Credits, per Gold Ounce [1]	$	2,029	$	1,990	$	2,048
Capital additions	$	61,514	$	60,704	$	70,056

[1] A reconciliation of these non-GAAP measures to total cost of sales, the most comparable GAAP measure, can be found below in *Reconciliation of Total Cost of Sales (GAAP) to Cash Cost, Before By-product Credits and Cash Cost, After By-product Credits (non-GAAP) and All-In Sustaining Cost, Before By-product Credits and All-In Sustaining Cost, After By-product Credits (non-GAAP)*. At Casa Berardi, silver is considered to be a by-product of our gold production, and the value of silver therefore offsets operating costs within our calculations of Cash Cost and AISC, each After By-product Credits, per Gold Ounce.

Since late 2024, as underground mining neared completion before transitioning to production coming only from the 160 open pit, we conducted a strategic review of Casa Berardi's role within our operating mine portfolio. This review coincided with a significant increase in gold prices and created opportunities to revise our plans for Casa Berardi, including extending underground mining throughout 2025, which resulted in higher gold production in 2025 compared to 2024. However, severe weather conditions in December 2025 froze the mill feeder system, negatively impacting production during late December and into January 2026.

On January 26, 2026, we announced the sale of our Hecla Quebec Inc. subsidiary which owns the Casa Berardi segment to Orezone. For a description of the material terms of the sale see "Recent Developments" above.

Gross profit increased by $126.3 million to $112.4 million in 2025 compared to a gross loss of $13.9 million in 2024. The increase in gross profit primarily relates to significantly higher realized gold prices in addition to higher gold sales volumes. For 2025, gross profit also benefited from lower depreciation expense resulting from the west underground mine being fully depreciated in 2024, partly offset by higher production costs. See *Item 1A. Risk Factors – Our profitability could be affected by inflation, including the prices of other commodities* for a discussion of certain risks related to our operation's profitability.

Gross loss decreased by $29.7 million to $13.9 million in 2024 compared to $43.7 million in 2023. The decrease in gross loss primarily relates to an increase in realized gold prices, partly offset by lower gold sales volumes. For 2024, the benefit of lower production costs due to the closure of the east mine in July 2023, was largely offset by increased depreciation expense from the accelerated amortization of the west underground mine in the first half of 2024. See *Item 1A. Risk Factors – Our profitability could be affected by inflation, including the prices of other commodities* for a discussion of certain risks related to our operation's profitability.

In 2025, total capital additions increased by $0.8 million to $61.5 million compared to 2024, and in the current year primarily related to tailings facility construction. Total capital additions decreased by $9.4 million in 2024 compared to 2023 as the prior year contained a significant amount of purchases of new surface fleet equipment as the mine transitioned from an underground to an open pit operation. The majority of 2024 capital expenditures consisted of tailings dam construction costs.

The chart below illustrates the factors contributing to Cash Cost, After By-product Credits, Per Gold Ounce for 2025, 2024 and 2023:



Years Ended December 31,

■ 2025 ■ 2024 ■ 2023

The following table summarizes the components of Cash Cost, After By-product Credits, per Gold Ounce:

	Years Ended December 31,		
	2025	**2024**	**2023**
Cash Cost, Before By-product Credits, per Gold Ounce	$ 1,861	$ 1,770	$ 1,658
By-product credits per gold ounce	(10)	(8)	(6)
Cash Cost, After By-product Credits, per Gold Ounce	$ 1,851	$ 1,762	$ 1,652

The following table summarizes the components of AISC, After By-product Credits, per Gold Ounce:

	Years Ended December 31,		
	2025	**2024**	**2023**
AISC, Before By-product Credits, per Gold Ounce	$ 2,039	$ 1,998	$ 2,054
By-product credits per gold ounce	(10)	(8)	(6)
AISC, After By-product Credits, per Gold Ounce	$ 2,029	$ 1,990	$ 2,048

The increase in Cash Cost, After By-product Credits, per Gold Ounce and AISC, After By-product Credits, per Gold Ounce for 2025 compared to 2024 was primarily driven by higher production costs, partly offset by higher gold production. For 2024, Cash Cost, After By-product Credits, per Gold Ounce was higher primarily due to lower production compared to 2023. The increase in AISC, After By-product Credits, per Gold Ounce for 2025 compared to 2024 was partly offset by sustaining capital expenditures that were $4.0 million lower than 2024.

Corporate Matters
Employee Benefit Plans
Our defined benefit pension plans, while providing a significant benefit to our employees, have historically represented a significant liability to us. At December 31, 2025, our plans are in an underfunded status of $0.1 million. We do not expect to be required to contribute to our defined benefit plans in 2026, but we may choose to do so. See *Note 6* of *Notes to Consolidated Financial Statements* for more information. We periodically examine the defined benefit pension plans and supplemental excess retirement plan for affordability and competitiveness.

Income and Mining Taxes
Our deferred tax assets and liabilities are measured at the currently enacted tax rates that are expected to apply in years in which they are expected to be paid for or realized. Each reporting period we assess the realizability of our tax assets. In assessing the need for a valuation allowance, we evaluate all significant available positive and negative evidence, including historical operating results, estimates of future sources of taxable income, carry-forward periods available, the existence of prudent and feasible tax planning strategies and other relevant factors.

Our organizational structure requires us to have two U.S. tax groups that do not consolidate. One of those U.S. tax groups is Hecla Mining Company and subsidiaries ("Hecla U.S. Group") which has a net deferred tax liability of $117.2 million at December 31, 2025 compared to a net deferred tax liability of $21.7 million at December 31, 2024. The increase of $95.5 million is primarily related to taxable income and the utilization of net operating losses carried forward from prior periods as well as the election of bonus depreciation and other accelerated tax deductions.

Klondex Mines Ltd ("Klondex") is the other separate U.S. tax group ("Nevada U.S. Group") that has a net deferred tax liability of $30.6 million and $30.8 million at December 31, 2025 and 2024, respectively.

Our net Canadian deferred tax liability at December 31, 2025 was $98.6 million, an increase of $40.8 million from the $57.8 million net deferred tax liability at December 31, 2024. The increase was due to higher Canadian taxable income.

Our Mexican net deferred tax asset at December 31, 2025 remains at zero with no change from December 31, 2024. The valuation allowance increased to $13.7 million.

As a result of the Tax Cuts and Jobs Act ("TCJA") enacted in December 2017, under Internal Revenue Code Section 174, a requirement to capitalize and amortize research and experimental expenditures for tax years beginning after December 31, 2021 is now effective. This modification has not had a material impact.

As discussed in *Note 7* of *Notes to Consolidated Financial Statements*, our effective tax rate for 2025 was 33%, reflecting a tax expense of $157.5 million on pre-tax income of $479.2 million, compared to 46% for 2024, reflecting a tax expense of $30.4 million on pre-tax income of $66.2 million. We are subject to income taxes in the United States and other foreign jurisdictions. The overall effective tax rate will continue to be dependent upon the geographic distribution of our earnings in different jurisdictions, the U.S. deduction for percentage depletion, fluctuation in foreign currency exchange rates and deferred tax asset valuation allowance changes. As a result, the 2025 effective tax rate varies significantly from that of 2024. The other relevant provisions of the TCJA that became effective in 2018 consist of global intangible low-taxed income tax ("GILTI"), base erosion and anti-abuse tax ("BEAT") and foreign-derived intangible income ("FDII"). Hecla U.S. Group recorded a current expense for GILTI in 2025 due to earning in foreign jurisdictions. The BEAT and FDII provisions have not had a material impact.

Reconciliation of Total Cost of Sales to Cash Cost, Before By-product Credits and Cash Cost, After By-product Credits (non-GAAP) and All-In Sustaining Cost, Before By-product Credits and All-In Sustaining Cost, After By-product Credits (non-GAAP)

The tables below present reconciliations between the most comparable GAAP measure of total cost of sales to the non-GAAP measures of (i) Cash Cost, Before By-product Credits, (ii) Cash Cost, After By-product Credits, (iii) AISC, Before By-product Credits and (iv) AISC, After By-product Credits for our operations and for the Company for the years ended December 31, 2025, 2024 and 2023.

Cash Cost, After By-product Credits, per Ounce and AISC, After By-product Credits, per Ounce are measures developed by precious metals companies (including the Silver Institute and the World Gold Council) in an effort to provide a uniform standard for comparison purposes. There can be no assurance, however, that these non-GAAP measures as we report them are the same as those reported by other mining companies.

Cash Cost, After By-product Credits, per Ounce is an important operating statistic that we utilize to measure each mine's operating performance. We use AISC, After By-product Credits, per Ounce as a measure of our mines' net cash flow after costs for reclamation and sustaining capital. This is similar to the Cash Cost, After By-product Credits, per Ounce non-GAAP measure we report, but also includes reclamation and sustaining capital costs. Current GAAP measures used in the mining industry, such as cost of goods sold, do not capture all the expenditures incurred to discover, develop and sustain silver and gold production. Cash Cost, After By-product Credits, per Ounce and AISC, After By-product Credits, per Ounce also allow us to benchmark the performance of each of our mines versus those of our competitors. As a silver and gold mining company, we also use these statistics on an aggregate basis - aggregating the Greens Creek and Lucky Friday mines to compare our performance with that of other silver mining companies. Similarly, these statistics are useful in identifying acquisition and investment opportunities as they provide a common tool for measuring the financial performance of other mines with varying geologic, metallurgical and operating characteristics.

We have not disclosed cost per ounce statistics for the Keno Hill operation as it is in the production ramp-up phase and has not met our definition of commercial production. See above "*Consolidated Results of Operations*" for our definition of commercial production. Determination of when those criteria have been met requires the use of judgment, and our definition of commercial production may differ from that of other mining companies.

Cash Cost, Before By-product Credits and AISC, Before By-product Credits include all direct and indirect operating cash costs related directly to the physical activities of producing metals, including mining, processing and other plant costs, third-party refining expense, on-site general and administrative costs, royalties and mining production taxes. AISC, Before By-product Credits for each mine also includes reclamation and sustaining capital costs. AISC, Before By-product Credits for our consolidated silver properties also includes corporate costs for general and administrative expense and sustaining capital costs. By-product credits include revenues earned from all metals other than the primary metal produced at each unit. As depicted in the tables below, by-product credits comprise an essential element of our silver unit cost structure, distinguishing our silver operations due to the polymetallic nature of their orebodies.

In addition to the uses described above, Cash Cost, After By-product Credits, per Ounce and AISC, After By-product Credits, per Ounce provide management and investors an indication of operating cash flow, after consideration of the average price received from production. We also use these measurements for the comparative monitoring of performance of our mining operations period-to-period from a cash flow perspective.

Casa Berardi reports Cash Cost, After By-product Credits, per Gold Ounce and AISC, After By-product Credits, per Gold Ounce for the production of gold, their primary product, and by-product revenues earned from silver, which is a by-product at Casa Berardi. Only costs and ounces produced relating to units with the same primary product are combined to represent Cash Cost, After By-product Credits, per Ounce and AISC, After By-product Credits, per Ounce. Thus, the gold produced at Casa Berardi is not included as a by-product credit when calculating Cash Cost, After By-product Credits, per Silver Ounce and AISC, After By-product Credits, per Silver Ounce for the total of Greens Creek and Lucky Friday, our combined silver properties. Similarly, the silver produced at our other three units is not included as a by-product credit when calculating the gold metrics for Casa Berardi

In thousands (except per ounce amounts)

	Greens Creek	Lucky Friday	Keno Hill	Corporate [2]	Total Silver
			Year Ended December 31, 2025		
Total cost of sales	$ 290,180	$ 173,690	$ 91,652	$ —	$ 555,522
Depreciation, depletion and amortization	(55,959)	(51,055)	(19,769)	—	(126,783)
Treatment costs	948	9,734	—	—	10,682
Change in product inventory	(1,258)	(6)	—	—	(1,264)
Reclamation and other costs	(1,502)	(857)	—	—	(2,359)
Exclusion of Keno Hill cash costs [5]	—	—	(71,883)	—	(71,883)
Cash Cost, Before By-product Credits [1]	232,409	131,506	—	—	363,915
Reclamation	3,029	780	—	—	3,809
Sustaining capital	46,362	69,316	—	5,165	120,843
General and administrative	—	—	—	57,626	57,626
AISC, Before By-product Credits [1]	281,800	201,602	—	62,791	546,193
By-product credits:					
Zinc	(93,495)	(28,939)	—	—	(122,434)
Gold	(180,497)	—	—	—	(180,497)
Lead	(24,963)	(57,036)	—	—	(81,999)
Copper	(3,465)	—	—	—	(3,465)
Total By-product credits	(302,420)	(85,975)	—	—	(388,395)
Cash Cost, After By-product Credits	$ (70,011)	$ 45,531	$ —	$ —	$ (24,480)
AISC, After By-product Credits	$ (20,620)	$ 115,627	$ —	$ 62,791	$ 157,798
Divided by silver ounces produced	8,725	5,261			13,986
Cash Cost, Before By-product Credits, per Silver Ounce	$ 26.64	$ 25.00			$ 26.02
By-product credits per ounce	(34.66)	(16.34)			(27.77)
Cash Cost, After By-product Credits, per Silver Ounce	$ (8.02)	$ 8.66			$ (1.75)
AISC, Before By-product Credits, per Silver Ounce	$ 32.30	$ 38.32			$ 39.05
By-product credits per ounce	(34.66)	(16.34)			(27.77)
AISC, After By-product Credits, per Silver Ounce	$ (2.36)	$ 21.98			$ 11.28

In thousands (except per ounce amounts)

	Casa Berardi	Other [4]	Total Gold and Other
		Year Ended December 31, 2025	
Total cost of sales	$ 206,720	$ 38,574	$ 245,294
Depreciation, depletion and amortization	(33,234)	—	(33,234)
Treatment costs	169	—	169
Change in product inventory	(2,774)	—	(2,774)
Reclamation and other costs	(1,283)	—	(1,283)
Exclusion of Other costs	—	(38,574)	(38,574)
Cash Cost, Before By-product Credits [1]	169,598	—	169,598
Reclamation and other costs	1,283	—	1,283
Sustaining capital	14,995	—	14,995
AISC, Before By-product Credits [1]	185,876	—	185,876
By-product credits:			
Silver	(888)	—	(888)
Total By-product credits	(888)	—	(888)
Cash Cost, After By-product Credits	$ 168,710	$ —	$ 168,710
AISC, After By-product Credits	$ 184,988	$ —	$ 184,988
Divided by gold ounces produced	91		91
Cash Cost, Before By-product Credits, per Gold Ounce	$ 1,861	$ —	$ 1,861
By-product credits per ounce	(10)	—	(10)
Cash Cost, After By-product Credits, per Gold Ounce	$ 1,851	$ —	$ 1,851
AISC, Before By-product Credits, per Gold Ounce	$ 2,039	—	$ 2,039
By-product credits per ounce	(10)		(10)
AISC, After By-product Credits, per Gold Ounce	$ 2,029	$ —	$ 2,029

In thousands (except per ounce amounts)

| | Year Ended December 31, 2025 | | | | | |
	Total Silver		Total Gold and Other		Total	
Total cost of sales	$	555,522	$	245,294	$	800,816
Depreciation, depletion and amortization		(126,783)		(33,234)		(160,017)
Treatment costs		10,682		169		10,851
Change in product inventory		(1,264)		(2,774)		(4,038)
Reclamation and other costs		(2,359)		(1,283)		(3,642)
Exclusion of Keno Hill cash costs [5]		(71,883)		—		(71,883)
Exclusion of Other costs		—		(38,574)		(38,574)
Cash Cost, Before By-product Credits [1]		363,915		169,598		533,513
Reclamation and other costs		3,809		1,283		5,092
Sustaining capital		120,843		14,995		135,838
General and administrative		57,626		—		57,626
AISC, Before By-product Credits [1]		546,193		185,876		732,069
By-product credits:						
Zinc		(122,434)		—		(122,434)
Gold		(180,497)		—		(180,497)
Lead		(81,999)		—		(81,999)
Copper		(3,465)		—		(3,465)
Silver		—		(888)		(888)
Total By-product credits		(388,395)		(888)		(389,283)
Cash Cost, After By-product Credits	$	(24,480)	$	168,710	$	144,230
AISC, After By-product Credits	$	157,798	$	184,988	$	342,786
Divided by ounces produced		13,986		91		
Cash Cost, Before By-product Credits, per Ounce	$	26.02	$	1,861		
By-product credits per ounce		(27.77)		(10)		
Cash Cost, After By-product Credits, per Ounce	$	(1.75)	$	1,851		
AISC, Before By-product Credits, per Ounce	$	39.05	$	2,039		
By-product credits per ounce		(27.77)		(10)		
AISC, After By-product Credits, per Ounce	$	11.28	$	2,029		

In thousands (except per ounce amounts)

	Year Ended December 31, 2024				
	Greens Creek	Lucky Friday	Keno Hill	Corporate [2]	Total Silver
Total cost of sales	$ 268,127	$ 144,485	$ 74,962	$ —	$ 487,574
Depreciation, depletion and amortization	(53,450)	(41,049)	(16,136)	—	(110,635)
Treatment costs	26,266	14,456	—	—	40,722
Change in product inventory	(5,858)	2,090	—	—	(3,768)
Reclamation and other costs	(4,481)	(2,806)	—	—	(7,287)
Exclusion of Lucky Friday cash costs [7]	—	(3,634)	—	—	(3,634)
Exclusion of Keno Hill cash costs [5]	—	—	(58,826)	—	(58,826)
Cash Cost, Before By-product Credits [1]	230,604	113,542	—	—	344,146
Reclamation	3,141	891	—	—	4,032
Sustaining capital	45,214	44,864	—	1,532	91,610
Exclusion of Lucky Friday sustaining costs [7]	—	(5,396)	—	—	(5,396)
General and administrative	—	—	—	45,405	45,405
AISC, Before By-product Credits [1]	278,959	153,901	—	46,937	479,797
By-product credits:					
Zinc	(89,088)	(26,244)	—	—	(115,332)
Gold	(115,189)	—	—	—	(115,189)
Lead	(26,374)	(55,042)	—	—	(81,416)
Copper	(409)	—	—	—	(409)
Exclusion of Lucky Friday by-product credits [7]	—	3,943	—	—	3,943
Total By-product credits	(231,060)	(77,343)	—	—	(308,403)
Cash Cost, After By-product Credits	$ (456)	$ 36,199	$ —	$ —	$ 35,743
AISC, After By-product Credits	$ 47,899	$ 76,558	$ —	$ 46,937	$ 171,394
Ounces produced	8,481	4,891			13,372
Exclusion of Lucky Friday ounces produced [7]	—	(253)			(253)
Divided by silver ounces produced	8,481	4,638			13,119
Cash Cost, Before By-product Credits, per Silver Ounce	$ 27.19	$ 24.48			$ 26.23
By-product credits per ounce	(27.24)	(16.68)			(23.51)
Cash Cost, After By-product Credits, per Silver Ounce	$ (0.05)	$ 7.80			$ 2.72
AISC, Before By-product Credits, per Silver Ounce	$ 32.89	$ 33.18			$ 36.57
By-product credits per ounce	(27.24)	(16.68)			(23.51)
AISC, After By-product Credits, per Silver Ounce	$ 5.65	$ 16.50			$ 13.06

In thousands (except per ounce amounts)

	Year Ended December 31, 2024		
	Casa Berardi	**Other** [4]	**Total Gold and Other**
Total cost of sales	$ 223,614	$ 20,527	$ 244,141
Depreciation, depletion and amortization	(72,835)	—	(72,835)
Treatment costs	153	—	153
Change in product inventory	3,269	—	3,269
Reclamation and other costs	(823)	—	(823)
Exclusion of Other costs	—	(20,527)	(20,527)
Cash Cost, Before By-product Credits [1]	153,378	—	153,378
Reclamation and other costs	823	—	823
Sustaining capital	18,963	—	18,963
AISC, Before By-product Credits [1]	173,164	—	173,164
By-product credits:			
Silver	(683)	—	(683)
Total By-product credits	(683)	—	(683)
Cash Cost, After By-product Credits	$ 152,695	$ —	$ 152,695
AISC, After By-product Credits	$ 172,481	$ —	$ 172,481
Divided by gold ounces produced	87		87
Cash Cost, Before By-product Credits, per Gold Ounce	$ 1,770	$ —	$ 1,770
By-product credits per ounce	(8)	—	(8)
Cash Cost, After By-product Credits, per Gold Ounce	$ 1,762	$ —	$ 1,762
AISC, Before By-product Credits, per Gold Ounce	$ 1,998	$ —	$ 1,998
By-product credits per ounce	(8)	—	(8)
AISC, After By-product Credits, per Gold Ounce	$ 1,990	$ —	$ 1,990

In thousands (except per ounce amounts)

	Year Ended December 31, 2024		
	Total Silver	**Total Gold and Other**	**Total**
Total cost of sales	$ 487,574	$ 244,141	$ 731,715
Depreciation, depletion and amortization	(110,635)	(72,835)	(183,470)
Treatment costs	40,722	153	40,875
Change in product inventory	(3,768)	3,269	(499)
Reclamation and other costs	(7,287)	(823)	(8,110)
Exclusion of Lucky Friday cash costs [7]	(3,634)	—	(3,634)
Exclusion of Keno Hill cash costs [5]	(58,826)	—	(58,826)
Exclusion of Other costs	—	(20,527)	(20,527)
Cash Cost, Before By-product Credits [1]	344,146	153,378	497,524
Reclamation and other costs	4,032	823	4,855
Sustaining capital	91,610	18,963	110,573
Exclusion of Lucky Friday sustaining costs [7]	(5,396)	—	(5,396)
General and administrative	45,405	—	45,405
AISC, Before By-product Credits [1]	479,797	173,164	652,961
By-product credits:			
Zinc	(115,332)	—	(115,332)
Gold	(115,189)	—	(115,189)
Lead	(81,416)	—	(81,416)
Copper	(409)	—	(409)
Silver	—	(683)	(683)
Exclusion of Lucky Friday by-product credits [7]	3,943	—	3,943
Total By-product credits	(308,403)	(683)	(309,086)
Cash Cost, After By-product Credits	$ 35,743	$ 152,695	$ 188,438
AISC, After By-product Credits	$ 171,394	$ 172,481	$ 343,875
Divided by ounces produced	13,372	87	
Exclusion of Lucky Friday ounces produced [7]	(253)	—	
Divided by silver ounces produced	13,119	87	
Cash Cost, Before By-product Credits, per Ounce	$ 26.23	$ 1,770	
By-product credits per ounce	(23.51)	(8)	
Cash Cost, After By-product Credits, per Ounce	$ 2.72	$ 1,762	
AISC, Before By-product Credits, per Ounce	$ 36.57	$ 1,998	
By-product credits per ounce	(23.51)	(8)	
AISC, After By-product Credits, per Ounce	$ 13.06	$ 1,990	

In thousands (except per ounce amounts)

	Greens Creek	Lucky Friday	Keno Hill	Corporate [2]	Total Silver
			Year Ended December 31, 2023		
Total cost of sales	$ 259,895	$ 84,185	$ 35,518	$ —	$ 379,598
Depreciation, depletion and amortization	(53,995)	(24,325)	(4,277)	—	(82,597)
Treatment costs	40,987	10,981	1,070	—	53,038
Change in product inventory	(4,266)	(5,164)	—	—	(9,430)
Reclamation and other costs [5]	(748)	(826)	—	—	(1,574)
Exclusion of Lucky Friday cash costs [7]	—	(851)	—	—	(851)
Exclusion of Keno Hill cash costs [5]	—	—	(32,311)	—	(32,311)
Cash Cost, Before By-product Credits [1]	241,873	64,000	—	—	305,873
Reclamation and other costs	2,889	671	—	—	3,560
Sustaining capital	41,935	39,019	—	928	81,882
Exclusion of Lucky Friday sustaining costs [7]	—	(19,702)	—	—	(19,702)
General and administrative [5]	—	—	—	42,722	42,722
AISC, Before By-product Credits [1]	286,697	83,988	—	43,650	414,335
By-product credits:					
Zinc	(83,454)	(14,507)	—	—	(97,961)
Gold	(104,507)	—	—	—	(104,507)
Lead	(29,284)	(34,620)	—	—	(63,904)
Exclusion of Lucky Friday by-product credits [7]	—	1,566	—	—	1,566
Total By-product credits	(217,245)	(47,561)	—	—	(264,806)
Cash Cost, After By-product Credits	$ 24,628	$ 16,439	$ —	$ —	$ 41,067
AISC, After By-product Credits	$ 69,452	$ 36,427	$ —	$ 43,650	$ 149,529
Ounces produced	9,732	3,086			12,818
Exclusion of Lucky Friday ounces produced [7]	—	(103)			(103)
Divided by silver ounces produced	9,732	2,983			12,715
Cash Cost, Before By-product Credits, per Silver Ounce	$ 24.85	$ 21.45			$ 24.06
By-product credits per ounce	(22.32)	(15.94)			(20.83)
Cash Cost, After By-product Credits, per Silver Ounce	$ 2.53	$ 5.51			$ 3.23
AISC, Before By-product Credits, per Silver Ounce	$ 29.46	$ 28.15			$ 32.59
By-product credits per ounce	(22.32)	(15.94)			(20.83)
AISC, After By-product Credits, per Silver Ounce	$ 7.14	$ 12.21			$ 11.76

In thousands (except per ounce amounts)

	Year Ended December 31, 2023		
	Casa Berardi	Other [4]	Total Gold and Other
Total cost of sales	$ 221,341	$ 6,339	$ 227,680
Depreciation, depletion and amortization	(66,037)	(140)	(66,177)
Treatment costs	1,109	—	1,109
Change in product inventory	(2,913)	—	(2,913)
Reclamation and other costs [5]	(871)	—	(871)
Exclusion of Casa Berardi cash costs [3]	(2,851)	—	(2,851)
Exclusion of Other costs	—	(6,199)	(6,199)
Cash Cost, Before By-product Credits [1]	149,778	—	149,778
Reclamation and other costs	871	—	871
Sustaining capital	34,971	—	34,971
AISC, Before By-product Credits [1]	185,620	—	185,620
By-product credits:			
Silver	(522)	—	(522)
Total By-product credits	(522)	—	(522)
Cash Cost, After By-product Credits	$ 149,256	$ —	$ 149,256
AISC, After By-product Credits	$ 185,098	$ —	$ 185,098
Divided by gold ounces produced	90	—	90
Cash Cost, Before By-product Credits, per Gold Ounce	$ 1,658	—	$ 1,658
By-product credits per ounce	(6)	—	(6)
Cash Cost, After By-product Credits, per Gold Ounce	$ 1,652	$ —	$ 1,652
AISC, Before By-product Credits, per Gold Ounce	$ 2,054	—	$ 2,054
By-product credits per ounce	(6)	—	(6)
AISC, After By-product Credits, per Gold Ounce	$ 2,048	$ —	$ 2,048

In thousands (except per ounce amounts)

	Year Ended December 31, 2023		
	Total Silver	Total Gold	Total
Total cost of sales	$ 379,598	$ 227,680	$ 607,278
Depreciation, depletion and amortization	(82,597)	(66,177)	(148,774)
Treatment costs	53,038	1,109	54,147
Change in product inventory	(9,430)	(2,913)	(12,343)
Reclamation and other costs	(1,574)	(871)	(2,445)
Exclusion of Casa Berardi cash costs [3]	—	(2,851)	(2,851)
Exclusion of Other costs	—	(6,199)	(6,199)
Exclusion of Lucky Friday cash costs [7]	(851)	—	(851)
Exclusion of Keno Hill cash costs [5]	(32,311)	—	(32,311)
Cash Cost, Before By-product Credits [1]	305,873	149,778	455,651
Reclamation and other costs	3,560	871	4,431
Sustaining capital	81,882	34,971	116,853
Exclusion of Lucky Friday sustaining costs [7]	(19,702)	—	(19,702)
General and administrative	42,722	—	42,722
AISC, Before By-product Credits [1]	414,335	185,620	599,955
By-product credits:			
Zinc	(97,961)	—	(97,961)
Gold	(104,507)	—	(104,507)
Lead	(63,904)	—	(63,904)
Silver	—	(522)	(522)
Exclusion of Lucky Friday by-product credits [7]	1,566	—	1,566
Total By-product credits	(264,806)	(522)	(265,328)
Cash Cost, After By-product Credits	$ 41,067	$ 149,256	$ 190,323
AISC, After By-product Credits	$ 149,529	$ 185,098	$ 334,627
Divided by ounces produced	12,818	90	
Exclusion of Lucky Friday ounces produced [7]	(103)	—	
Divided by silver ounces produced	12,715	90	
Cash Cost, Before By-product Credits, per Ounce	$ 24.06	$ 1,658	
By-product credits per ounce	(20.83)	(6)	
Cash Cost, After By-product Credits, per Ounce	$ 3.23	$ 1,652	
AISC, Before By-product Credits, per Ounce	$ 32.59	$ 2,054	
By-product credits per ounce	(20.83)	(6)	
AISC, After By-product Credits, per Ounce	$ 11.76	$ 2,048	

(1) Includes all direct and indirect operating costs related to the physical activities of producing metals, including mining, processing and other plant costs, third-party refining and marketing expense, on-site general and administrative costs and royalties, before by-product revenues earned from all metals other than the primary metal produced at each operation. AISC, Before By-product Credits also includes reclamation and sustaining capital costs.

(2) AISC, Before By-product Credits for our consolidated silver properties includes corporate costs for general and administrative expense and sustaining capital.

(3) During the three months ended March 31, 2023, the Company completed the necessary studies to conclude usage of the F-160 pit as a tailings storage facility after mining is complete. As a result, a portion of the mining costs have been excluded from Cash Cost, Before By-product Credits and AISC, Before By-product Credits.

(4) Other includes $38.6 million, $20.5 million and $6.3 million of total cost of sales for the years ended December 31, 2025, 2024, and 2023, respectively.

(5) Keno Hill is in the ramp-up phase of production and is excluded from the calculation of Cash Cost, Before By-product Credits, Cash Cost, After By-product Credits, AISC, Before By-product Credits, and AISC, After By-product Credits.

(6) Casa Berardi operations were suspended in June 2023 in response to the directive of the Quebec Ministry of Natural Resources and Forests as a result of fires in the region. Suspension costs amounted to $2.2 million for the year ended December 31, 2023, and are excluded from the calculation of total cost of sales, Cash Cost, Before By-product Credits, Cash Cost, After By-product Credits, AISC, Before By-product Credits, and AISC, After By-product Credits.

(7) Lucky Friday operations were suspended in August 2023 following the underground fire in the #2 shaft secondary egress and resumed on January 9, 2024. The portion of cash costs, sustaining costs, by-product credits, and silver production incurred during the suspension period are excluded from the calculation of total cost of sales, Cash Cost, Before By-product Credits, Cash Cost, After By-product Credits, and AISC, Before By-product Credits, and AISC, After By-product Credits.

Financial Liquidity and Capital Resources

Liquidity overview

We have a disciplined cash management strategy of maintaining financial flexibility to execute our capital priorities and provide long-term value to our stockholders. Consistent with that strategy, we aim to maintain an acceptable level of net debt and sufficient liquidity to fund debt service costs, operations, capital expenditures, potential strategic investments, exploration and pre-development projects, while returning cash to stockholders through dividends and potential share repurchases.

At December 31, 2025, we had $241.6 million in cash and cash equivalents, of which $26.5 million was held in foreign subsidiaries' local currency that we anticipate utilizing for near-term operating, exploration or capital costs by those foreign subsidiaries. At December 31, 2025, we had no amounts drawn on our credit facility with $6.7 million utilized for letters of credit. We also have USD cash and cash equivalent balances held by our foreign subsidiaries that, if repatriated, may be subject to withholding taxes. We expect that there would be no additional tax burden upon repatriation after considering the cash cost associated with the withholding taxes. We believe that our liquidity and capital resources from our U.S. operations are adequate to fund our U.S. operations and corporate activities. See "*Pending Sale of Casa Berardi*" for more information about the consideration we anticipate receiving upon the consummation of our sale of Casa Berardi, which we anticipate using for debt reduction and balance sheet strengthening, enhancing our financial flexibility and capacity to invest in strategic growth investments, and positioning us to maximize value from our world-class silver portfolio.

Pursuant to our common stock dividend policy described in *Note 12* of *Notes to Consolidated Financial Statements*, our Board of Directors declared and paid dividends on common stock totaling $10.4 million in 2025, $24.9 million in 2024 and $15.2 million in 2023. Until February 2025, our dividend policy had a silver-linked component which tied the amount of declared common stock dividends to our realized silver price for the preceding quarter (our dividend policy was recently revised, see discussion below). Another component of our common stock dividend policy, which remains in place, anticipates paying an annual minimum dividend. In 2024, we made the following dividend payments in relation to our minimum and silver-linked components.

Three months ended	Declaration Date	Realized Silver Price	Minimum Component	Silver-Linked Component	Total Dividend
March 31, 2024	May 8, 2024	$ 24.77	$ 0.00375	$ 0.0025	$ 0.00625
June 30, 2024	August 6, 2024	29.77	0.00375	0.0025	0.00625
September 30, 2024	November 6, 2024	29.43	0.00375	0.01	0.01375
December 31, 2024	February 7, 2025	30.19	0.00375	0.01	0.01375

In early February 2025, we revised our common stock dividend policy to eliminate the silver-linked component, while maintaining the annual common stock dividend. However the declaration and payment of dividends remain in the sole discretion of our Board of Directors, and there can be no assurance it will declare any future dividend.

As discussed in *Note 12* of *Notes to Consolidated Financial Statements*, pursuant to an equity distribution agreement dated February 18, 2021, we may offer and sell up to 60 million shares of our common stock from time to time to or through sales agents in "at-the-market" (ATM) offerings. Sales of the shares, if any, will be made by means of ordinary brokers transactions or as otherwise agreed between the Company and the agents as principals. Whether or not we engage in sales from time to time may depend on a variety of factors, including share price, our cash resources, customary black-out restrictions, and whether we have any material inside information. The agreement can be terminated by us at any time. Any sales of shares under the equity distribution agreement are registered under the Securities Act of 1933, as amended, pursuant to a shelf registration statement on Form S-3. During the year ended December 31, 2025, we sold 35,959,328 shares under the agreement for proceeds of $216.2 million, net of commissions and fees of approximately $3.3 million, which were used to redeem $212 million of our Senior Notes. As of December 31, 2025, we have sold a total of 59,802,012 shares under the agreement for proceeds of $348.5 million, net of commissions and fees of $5.4 million.

As a result of our current cash balances, the performance of our current and expected operations, current metals prices, proceeds from potential at-the-market sales of common stock, and availability under our Credit Agreement (refer to *Note 9* of *Notes to Consolidated Financial Statements*), we believe we will be able to meet our obligations and other potential cash requirements during the next 12 months from the date of this report. Our obligations and other uses of cash may include, but are not limited to: debt service obligations related to the Senior Notes; principal and interest payments under our Credit Agreement; deferral of revenues, ramp-up and suspension costs at certain of our operations; capital expenditures at our operations; potential acquisitions of other mining companies or properties; regulatory matters; litigation; potential repurchases of our common stock under the program described above; and payment of dividends on common stock, if declared by our Board of Directors. We currently estimate a range of approximately $255 to $279 million will be spent in 2026 on capital expenditures, primarily for equipment, infrastructure, and development at our mines, before any lease financing. We also estimate exploration and pre-development expenditures will total approximately $55 million in 2026. Our expenditures for these items and our related plans for 2026 may change based upon our financial position, metals prices, and other considerations. Our ability to fund the activities described above will depend on our operating performance, metals prices, our ability to estimate revenues and costs, sources of liquidity available to us, including the revolving credit facility, and other factors. A sustained downturn in metals prices, significant increase in operational or capital costs or other uses of cash, our inability to access the credit facility or the sources of liquidity discussed above, or other factors beyond our control could impact our plans. See *Item 1A. Risk Factors – An extended decline in metals prices, an increase in operating or capital costs, or treatment charges, mine accidents or closures, increasing regulatory obligations, or our inability to convert resources or exploration targets to reserves may cause us to record write-downs, which could negatively impact our results of operations*.

We may defer some capital expenditures and/or exploration and pre-development activities, engage in asset sales or secure additional capital if necessary to maintain liquidity. We also may pursue additional acquisition opportunities, which could require additional equity issuances or other forms of financing. We cannot assure you that such financing will be available to us.

Our liquid assets excluding restricted cash and cash equivalents include (in millions):

	December 31, 2025		December 31, 2024		December 31, 2023	
Cash and cash equivalents held in U.S. dollars	$	215.1	$	24.5	$	98.8
Cash and cash equivalents held in foreign currency		26.5		2.4		7.6
Total cash and cash equivalents		241.6		26.9		106.4
Marketable equity securities		107.5		33.2		32.3
Total cash, cash equivalents and investments	$	349.1	$	60.1	$	138.7

Cash and cash equivalents increased by $214.7 million in 2025, for the reasons discussed below. Cash and cash equivalents held in foreign currencies primarily represents balances in CAD, and increased by $24.1 million in 2025. The value of marketable equity securities at the end of 2025 increased by $74.3 million due to an overall fair value increase.

	Year Ended December 31,					
	2025		2024		2023	
Cash provided by operating activities (in millions)	$	562.6	$	218.3	$	75.5

Cash provided by operating activities increased by $344.4 million in 2025 compared to 2024. The increase was due to higher income, adjusted for non-cash items, which increased by $372.0 million, partly offset by the negative impact of working capital and other operating asset and liability changes that increased by $27.7 million. Income, adjusted for non-cash items, was higher primarily due to higher revenues. Negative working capital adjustments, primarily related to an increase in accounts receivables reflecting the higher price environment and a concentrate shipment close to year end at Greens Creek contributed to the increased working capital of $27.8 million in 2025 compared to 2024.

Cash provided by operating activities increased by $142.8 million in 2024 compared to 2023. The increase was due to higher income, adjusted for non-cash items, which increased by $172.2 million, partly offset by the negative impact of working capital and other operating asset and liability changes. Income, adjusted for non-cash items, was higher due to higher realized prices for all metals, except lead, and higher volumes sold, except for gold. Higher volumes sold resulted from the current year containing a full year of production from Keno Hill and Lucky Friday (which had suspended operations for 5 months of the year due to the 2023 fire). Negative working capital and other operating asset and liability changes contributed to a decrease of working capital of $29.5 million in 2024 compared to 2023. Significant variances in working capital changes between 2024 and 2023 resulted from negative movements in accounts receivables as Lucky Friday operations were suspended at December 31, 2023.

	Year Ended December 31,					
	2025		2024		2023	
Cash used in investing activities (in millions)	$	(270.5)	$	(212.9)	$	(231.3)

Capital expenditures were $252.4 million in 2025, which was $37.9 million higher than 2024, primarily due to pond 5 construction and development at Lucky Friday, and higher development at Keno Hill. We also purchased silver put options for $25.0 million to protect gross margins for a significant part of our 2026 production. In addition, we collected $28.1 million from investment sales and purchased investments for $21.9 million.

Capital expenditures, excluding $5.6 million in net non-cash finance lease additions, were $214.5 million in 2024, which was $9.4 million lower than 2023, primarily due to the prior year containing costs related to Lucky Friday making investments to support sustained higher throughput and building the secondary egress following the August 2023 fire, partly offset by higher capital investments at Keno Hill.

	Year Ended December 31,					
	2025		2024		2023	
Cash (used in) provided by financing activities (in millions)	$	(78.0)	$	(83.8)	$	156.3

During 2025, we fully repaid our IQ Notes and we had net repayments of $23.0 million on our revolving credit facility resulting in no amount drawn as of December 31, 2025. We drew down a cumulative $279 million and repaid a cumulative $384 million, and drew down a cumulative $239 million and repaid a cumulative $111 million on our Credit Agreement during 2024 and 2023, respectively. In 2025, 2024 and 2023, we paid total cash dividends on our common and preferred stock of $10.4 million, $25.3 million and $15.7 million, respectively. We made payments on our finance leases of $8.7 million, $10.5 million, and $10.6 million in 2025, 2024, and 2023, respectively. We issued stock under our ATM program described above for net proceeds of $216.2 million (utilized to redeem $212 million of Senior Notes), $58.4 million and $56.7 million in 2025, 2024 and 2023, respectively. During 2025, 2024 and 2023, we also purchased shares of our common stock for $0.9 million, $1.2 million and $2.0 million, respectively, as a result of our employees' election to utilize net share settlement to satisfy their tax withholding obligations related to incentive compensation paid in stock and vesting of restricted stock units. See *Note 12* of *Notes to Consolidated Financial Statements* for more information.

Exchange rate fluctuations between the U.S. dollar and the Canadian dollar and Mexican peso resulted in an increase in our cash balance of $0.5 million, a decrease of $1.1 million, and an increase of $1.1 million, during 2025, 2024 and 2023, respectively.

Contractual Obligations and Contingent Liabilities and Commitments

The table below presents our fixed, non-cancelable contractual obligations and commitments primarily related to our Senior Notes, revolving credit facility, outstanding purchase orders and certain service contract commitments, and lease arrangements as of December 31, 2025 (in thousands):

	Payments Due By Period				
	Less than 1 year	2-3 years	4-5 years	After 5 years	Total
Purchase and contractual obligations [1]	$ 29,686	$ —	$ —	$ —	$ 29,686
Credit Agreement [2]	1,604	2,543	—	—	$ 4,147
Finance lease commitments [3]	7,786	5,407	1,731	—	$ 14,924
Operating lease commitments [4]	1,501	2,973	2,621	5,060	$ 12,155
Senior Notes [5]	19,068	19,068	265,403	—	$ 303,539
Total contractual cash obligations	$ 59,645	$ 29,991	$ 269,755	$ 5,060	$ 364,451

(1) Consists of open purchase orders and commitments of approximately $6.8 million, $7.1 million, $6.8 million, $8.5 million and $0.6 million for various capital and non-capital items at Greens Creek, Lucky Friday, Keno Hill, Casa Berardi and Other Operations, respectively.

(2) The Credit Agreement provides for a $225 million revolving credit facility. We had no amount drawn and $6.7 million in letters of credit outstanding as of December 31, 2025. The amounts in the table above assumes no additional amounts will be drawn in future periods, and includes only the standby fee on the current undrawn balance and accrued interest. For more information on our Credit Agreement, see *Note 9* of *Notes to Consolidated Financial Statements*.

(3) Includes scheduled finance lease payments of $0.8 million, $2.4 million, $9.2 million, and $2.5 million for equipment at Greens Creek, Lucky Friday, Casa Berardi, and Keno Hill, respectively. For more information, see *Note 9* of *Notes to Consolidated Financial Statements*.

(4) We enter into operating leases in the normal course of business. Substantially all lease agreements have fixed payment terms based on the passage of time. Some lease agreements provide us with the option to renew the lease or purchase the leased property. Our future operating lease obligations would change if we exercised these renewal options and if we entered into additional operating lease arrangements. For more information, see *Note 9* of *Notes to Consolidated Financial Statements*.

(5) On February 19, 2020, we completed an offering of $475 million in aggregate principal amount of our Senior Notes. The Senior Notes bear interest at a rate of 7.25% per year, with interest payable on February 15 and August 15 of each year, commencing August 15, 2020, which were partially redeemed on August 18, 2025 for a redemption premium of $3.8 million. For more information, see *Note 9* of *Notes to Consolidated Financial Statements*.

We record liabilities for estimated costs associated with mine closure, reclamation of land and other environmental matters. At December 31, 2025, our liabilities for these matters totaled $202.3 million. Future expenditures related to closure, reclamation and environmental expenditures at our other sites are difficult to estimate, although we anticipate we will incur expenditures relating to these obligations over the next 30 years. For additional information relating to our environmental obligations, see *Note 5* of *Notes to Consolidated Financial Statements* and *Item 1A. Risk Factors – Our environmental obligations may exceed the provisions we have made*. As discussed in *Note 16* of *Notes to Consolidated Financial Statements*, we are involved in various other legal proceedings which may result in obligations in excess of provisions we have made.

Critical Accounting Estimates

Our significant accounting policies are described in *Note 2* of *Notes to Consolidated Financial Statements*. As described in such *Note 2*, we are required to make estimates and assumptions that affect the reported amounts and related disclosures of assets, liabilities, revenue, and expenses. Our estimates are based on our experience and our interpretation of economic, political, regulatory, and other factors that affect our business prospects. Actual results may differ significantly from our estimates.

We believe that our most critical accounting estimates are related to future metals prices; obligations for environmental, reclamation, and closure matters; mineral reserves and resources; valuation of deferred tax assets and assumptions used in accounting for our pension plans, as they require us to make assumptions that are highly uncertain at the time the accounting estimates are made and changes in them are reasonably likely to occur from period to period. Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed the disclosures presented below. In addition, there are other items within our financial statements that require estimation, but are not deemed to be critical. However, changes in estimates used in these and other items could have a material impact on our financial statements.

Future Metals Prices

Metals prices are key components in estimates that determine the valuation of some of our significant assets and liabilities, including properties, plants, equipment and mine development, deferred tax assets, and certain accounts receivable. Metals prices are also an important component in the estimation of reserves and resources. As shown above in *Item 1. – Business*, metals prices have historically been volatile. Silver demand arises from investment demand, particularly in exchange-traded funds, industrial demand, and consumer demand. Gold demand arises primarily from investment and consumer demand. Investment demand for silver and gold can be influenced by several factors, including: the value of the U.S. dollar and other currencies, changing U.S. budget deficits, widening availability of exchange-traded funds, interest rate levels, the health of credit markets, and inflationary expectations. Uncertainty related to (i) the political environment in the U.S., (ii) U.S. and global trading policies (including tariffs), (iii) a global economic recovery, and (iv) recent uncertainty in China, could result in continued investment demand for precious metals. Industrial demand for silver is closely linked to world Gross Domestic Product growth and industrial fabrication levels, as it is difficult to substitute for silver in industrial fabrication. Consumer demand is driven significantly by demand for jewelry and other retail products. We believe that long-term industrial and economic trends, including demand for metals to decarbonize the economy and urbanization and growth of the middle class in countries such as China and India, will result in continued consumer demand for silver and gold and industrial demand for silver. There can be no assurance whether these trends will continue or how they will impact prices of the metals we produce. In the past, we have recorded impairments to our asset carrying values because of low prices, and we can offer no assurance that prices will either remain at their current levels or increase.

Processes supporting valuation of our assets and liabilities that are most significantly affected by metals prices include analysis of asset carrying values, depreciation, reserves and resources, and deferred income taxes. On at least an annual basis – and more frequently if circumstances warrant - we examine our depreciation rates, reserve estimates, and the valuation allowances on our deferred tax assets. We examine the carrying values of our assets as changes in facts and circumstances warrant. In our evaluation of carrying values and deferred taxes, we apply several pricing views to our forecasting model, including current prices, analyst price estimates, forward-curve prices, and historical prices (see *Mineral Reserves and Resources*, below, regarding prices used for reserve and resource estimates). Using applicable accounting guidance and our view of metals markets, we use the probability-weighted average of the various methods to determine whether the values of our assets are fairly stated, and to determine the level of valuation allowances, if any, on our deferred tax assets. In addition, estimates of future metals prices are used in the valuation of certain assets in the determination of the purchase price allocations for our acquisitions.

Sales of concentrates sold directly to customers are recorded as revenues upon completion of the performance obligations and transfer of control of the product to the customer (generally at the time of shipment) using estimated forward metals prices for the estimated month of settlement. Due to the time elapsed between shipment of concentrates to the customer and final settlement with the customer, we must estimate the prices at which sales of our metals will be settled. Previously recorded sales and trade accounts receivable are adjusted to estimated settlement prices until final settlement by the customer. Changes in metals prices between shipment and final settlement result in changes to revenues and accounts receivable previously recorded upon shipment. As a result, our trade accounts receivable balances related to concentrate sales are subject to changes in metals prices until final settlement occurs. For more information, see *Note 4* of *Notes to Consolidated Financial Statements*.

We utilize financially-settled forward contracts, commodity price collars and put options to manage our exposure to changes in prices for silver, gold, zinc and lead. See *Item 7A. – Quantitative and Qualitative Disclosures About Market Risk – Commodity-Price Risk Management* below for more information on our contract programs. Changes in silver, gold, zinc and lead prices between the dates that the contracts are entered into and their settlements will result in changes to the fair value asset or liability associated with the contracts, with a corresponding gain or loss for silver and gold contracts recognized in earnings and gain or loss for lead and zinc contracts deferred to accumulated other comprehensive income (loss).

Obligations for Environmental, Reclamation and Closure Matters

Accrued reclamation and closure costs can represent a significant and variable liability on our balance sheet. We have estimated our liabilities under appropriate accounting guidance; however, the ranges of liability could exceed the liabilities recognized. If substantial damages were awarded, claims were settled, or remediation costs incurred in excess of our accruals, our financial results or condition could be materially adversely affected.

Mineral Reserves and Resources

Critical estimates are inherent in the process of determining our reserves and resources. Our reserves and resources are affected largely by our assessment of future metals prices, as well as by engineering and geological estimates of ore grade, accessibility, future recoveries, capital expenditures and production costs. See *Item 2. – Properties* above for the metals price assumptions used in our estimates of reserves and resources as of December 31, 2025, 2024 and 2023. Our assessment of reserves and resources occurs at least annually. Periodically we utilize external specialists to perform independent audits of our operating properties reserves and resources.

Reserves and resources are a key component in the valuation of our properties, plants and equipment. Reserve estimates are used in determining appropriate rates of units-of-production depreciation, with net book value of many assets depreciated over remaining estimated reserves. Reserves and resources are also a key component in forecasts, with which we compare future cash flows to current asset values in an effort to ensure that carrying values are reported appropriately. Our forecasts are also used in determining the level of valuation allowances on our deferred tax assets. Reserves and resources also play a key role in the valuation of certain assets in the determination of the purchase price allocations for acquisitions. Annual reserve and resource estimates are also used to determine conversions of resources and exploration targets beyond the known reserve resulting from business combinations to depreciable reserves, in periods subsequent to the business combinations. Reserves and resources are a culmination of many estimates and are not guarantees that we will recover the indicated quantities of metals or that we will do so at a profitable level.

Valuation of Deferred Tax Assets

Our deferred income tax assets include certain future tax benefits. We record a valuation allowance against any portion of those deferred income tax assets when we believe, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax asset will not be realized. We review the likelihood that we will realize the benefit of our deferred tax assets and therefore the need for valuation allowances on a quarterly basis, or more frequently if events indicate that a review is required. In determining the requirement for a valuation allowance, the historical and projected financial results of the legal entity or consolidated group recording the net deferred tax asset is considered, along with all other available positive and negative evidence.

Certain categories of evidence carry more weight in the analysis than others based upon the extent to which the evidence may be objectively verified. We look to the nature and severity of cumulative pretax losses (if any) in the current three-year period ending on the evaluation date or the expectation of future pretax losses and the existence and frequency of prior cumulative pretax losses.

We utilize a rolling twelve quarters of pre-tax income or loss as a measure of our cumulative results in recent years. Concluding that a valuation allowance is not required is difficult when there is significant negative evidence which is objective and verifiable, such as cumulative losses in recent years. However, a cumulative three year loss is not solely determinative of the need for a valuation allowance. We also consider all other available positive and negative evidence in our analysis.

Other factors considered in the determination of the probability of the realization of the deferred tax assets include, but are not limited to:

- Earnings history;
- Projected future financial and taxable income based upon existing reserves and long-term estimates of commodity prices;
- The duration of statutory carry forward periods;
- Prudent and feasible tax planning strategies readily available that may alter the timing of reversal of the temporary difference;
- Nature of temporary differences and predictability of reversal patterns of existing temporary differences; and
- The sensitivity of future forecasted results to commodity prices and other factors.

The Company assesses available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. A significant piece of objective negative evidence is recent pretax losses and/or expectations of future pretax losses. Such objective evidence limits the ability to consider other subjective evidence including projections for future growth. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

See *Note 7* of *Notes to Consolidated Financial Statements* for additional detail on the valuation allowance.

Pension Plan Accounting Assumptions

We are required to make a number of assumptions in estimating the future benefit obligations for, and fair value of assets included in, our pension plans, which impact the amount of liability and net periodic pension cost recognized related to our plans. These include assumptions for applicable discount rates, the expected rate of return on plan assets and the rate of future employee compensation increases. See *Note 6* of *Notes to Consolidated Financial Statements* for more information on the accounting for our pension plans and the related assumptions.

New Accounting Pronouncements

Accounting Standard Updates that Became Effective in the Current Period

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvement to Income Tax Disclosures, amending income tax disclosure requirements for the effective tax rate reconciliation and income taxes paid. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2024 and are applied prospectively. Early adoption and retrospective application of the amendments are permitted. As the amendments apply to income tax disclosures only, the Company does not expect adoption to have a material impact on our consolidated financial statements and disclosures. We retrospectively adopted the amended tax disclosures in our financial statements for the year ended December 31, 2025.

Accounting Standard Updates to Become Effective in Future Periods

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income (Topic 220): Expense Disaggregation Disclosures, which includes amendments to require the disclosure of certain specific costs and expenses that are included in a relevant expense caption on the face of the income statement. Specific costs and expenses that would be required to be disclosed include: purchases of inventory, employee compensation, depreciation and intangible asset amortization. Additionally, a qualitative description of other items is required, equal to the difference between the relevant expense caption and the separately disclosed specific costs. The amendments in ASU 2024-03 are effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, and are applied retrospectively. The Company is evaluating the impact of the amendments on our consolidated financial statements and disclosures.

Guarantor Subsidiaries

Presented below are Hecla's condensed consolidating financial statements as required by Rule 3-10 of Regulation S-X of the Securities Exchange Act of 1934, as amended, resulting from the guarantees by certain of Hecla's subsidiaries of the Senior Notes and IQ Notes (see *Note 9* of *Notes to Consolidated Financial Statements* for more information). As of December 31, 2025, the Guarantors consist of the following Hecla 100%-owned subsidiaries: Hecla Limited; Silver Hunter Mining Company; Rio Grande Silver, Inc.; Hecla MC Subsidiary, LLC; Hecla Silver Valley, Inc.; Burke Trading, Inc.; Hecla Montana, Inc.; Revett Silver Company; RC Resources, Inc.; Troy Mine Inc.; Revett Exploration, Inc.; Revett Holdings, Inc.; Mines Management, Inc.; Newhi, Inc.; Montanore Minerals Corp.; Hecla Alaska LLC; Hecla Greens Creek Mining Company; Hecla Admiralty Company; Hecla Juneau Mining Company; Klondex Holdings Inc.; Klondex Gold & Silver Mining Co.; Klondex Midas Holdings Limited; Klondex Aurora Mine Inc.; Klondex Hollister Mine Inc.; Hecla Quebec, Inc.; and Alexco Resource Corp. We completed the offering of the Senior Notes on February 19, 2020 under our shelf registration statement previously filed with the SEC.

The condensed consolidating financial statements below have been prepared from our financial information on the same basis of accounting as the consolidated financial statements set forth elsewhere in this report. Investments in the subsidiaries are accounted for under the equity method. Accordingly, the entries necessary to consolidate Hecla, the Guarantors, and our non-guarantor subsidiaries are reflected in the eliminations column. In the course of preparing consolidated financial statements, we eliminate the effects of various transactions conducted between Hecla and its subsidiaries and among the subsidiaries. While valid at an individual subsidiary level, such activities are eliminated in consolidation because, when taken as a whole, they do not represent business activity with third-party customers, vendors, and other parties. Examples of such eliminations include the following:

- *Investments in subsidiaries*. The acquisition of a company results in an investment in debt or equity capital on the records of the parent company and a contribution to debt or equity capital on the records of the subsidiary. Such investments and capital contributions are eliminated in consolidation.

- *Capital contributions*. Certain of Hecla's subsidiaries do not generate cash flow, either at all or that is sufficient to meet their capital needs, and their cash requirements are routinely met with inter-company advances from their parent companies. Generally on an annual basis, when not otherwise intended as debt, the boards of directors of such parent companies declare contributions of capital to their subsidiary companies, which increase the parents' investment and the subsidiaries' additional paid-in capital. In consolidation, investments in subsidiaries and related additional paid-in capital are eliminated.

- *Debt*. At times, inter-company debt agreements have been established between certain of Hecla's subsidiaries and their parents. The related debt liability and receivable balances, accrued interest expense (if any) and income activity (if any), and payments of principal and accrued interest amounts (if any) by the subsidiary companies to their parents are eliminated in consolidation.

- *Dividends*. Certain of Hecla's subsidiaries which generate cash flow routinely provide cash to their parent companies through inter-company transfers. On at least an annual basis, the boards of directors of such subsidiary companies declare dividends to their parent companies, which reduces the subsidiaries' retained earnings and increases the parents' dividend income. In consolidation, such activity is eliminated.

- *Deferred taxes*. Our ability to realize deferred tax assets and liabilities is considered for two consolidated tax groups of subsidiaries within the United States: The Nevada U.S. Group and the Hecla U.S. Group. Within each tax group, all subsidiaries' estimated future taxable income contributes to the ability of their tax group to realize all such assets and liabilities. However, when Hecla's subsidiaries are viewed independently, we use the separate return method to assess the realizability of each subsidiary's deferred tax assets and whether a valuation allowance is required against such deferred tax assets. In some instances, a parent company or subsidiary may possess deferred tax assets whose realization depends on the future taxable income of other subsidiaries on a consolidated-return basis, but would not be considered realizable if such parent or subsidiary filed on a separate stand-alone basis. In such a situation, a valuation allowance is assessed on that subsidiary's deferred tax assets, with the resulting adjustment reported in the eliminations column of the guarantor and parent's financial statements, as is the case in the financial statements set forth below. The separate return method can result in significant eliminations of deferred tax assets and liabilities and related income tax provisions and benefits. Non-current deferred tax asset balances are included in other non-current assets on the consolidating balance sheets and make up a large portion of that item, particularly for the guarantor balances.

Separate financial statements of the Guarantors are not presented because the guarantees by the Guarantors are joint and several and full and unconditional, except for certain customary release provisions, including: (1) the sale or disposal of all or substantially all of the assets of the Guarantor; (2) the sale or other disposition of the capital stock of the Guarantor; (3) the Guarantor is designated as an unrestricted entity in accordance with the applicable provisions of the indenture; (4) Hecla ceases to be a borrower as defined in the indenture; and (5) upon legal or covenant defeasance or satisfaction and discharge of the indenture.

Condensed Consolidating Balance Sheets

As of December 31, 2025

	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
			(in thousands)		
Assets					
Cash and cash equivalents	$ 210,465	$ 18,559	$ 12,534	$ —	$ 241,558
Other current assets	56,469	377,360	46,258	(92,301)	387,786
Properties, plants, equipment and mine development, net	296	2,832,440	8,091	—	2,840,827
Intercompany receivable (payable)	(685,894)	(367,211)	667,695	385,410	—
Investments in subsidiaries	2,842,226	(52)	—	(2,842,174)	—
Other non-current assets	672,379	16,345	200,970	(799,220)	90,474
Total assets	$ 3,095,941	$ 2,877,441	$ 935,548	$ (3,348,285)	$ 3,560,645
Liabilities and Stockholders' Equity					
Current liabilities	$ 86,837	$ 206,466	$ 46,907	$ (108,646)	$ 231,564
Long-term debt	261,946	6,681	—	—	268,627
Non-current portion of accrued reclamation	—	187,007	1,464	—	188,471
Non-current deferred tax liability	131,136	115,879	(590)	—	246,425
Other non-current liabilities	24,376	207,966	198,983	(397,413)	33,912
Stockholders' equity	2,591,646	2,153,442	688,784	(2,842,226)	2,591,646
Total liabilities and stockholders' equity	$ 3,095,941	$ 2,877,441	$ 935,548	$ (3,348,285)	$ 3,560,645

Condensed Consolidating Statements of Operations and Comprehensive Income (Loss)

Year Ended December 31, 2025

	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
			(in thousands)		
Revenues	$ (29,620)	$ 1,458,762	$ —	$ (6,123)	$ 1,423,019
Cost of sales	(4,139)	(640,403)	—	3,743	(640,799)
Depreciation, depletion, and amortization	—	(160,017)	—	—	(160,017)
General and administrative	(21,749)	(33,101)	(2,776)	—	(57,626)
Exploration and pre-development	(568)	(25,455)	(1,722)	—	(27,745)
Equity in earnings of subsidiaries	403,999	—	—	(403,999)	—
Other income (expense)	(923)	(76,252)	17,142	2,380	(57,653)
Income (loss) before income and mining taxes	347,000	523,534	12,644	(403,999)	479,179
(Provision) benefit from income and mining taxes	(25,287)	(132,857)	677	—	(157,467)
Net income (loss)	321,713	390,677	13,321	(403,999)	321,712
Preferred stock dividends	(552)	—	—	—	(552)
Income (loss) applicable to common stockholders	321,161	390,677	13,321	(403,999)	321,160
Net income (loss)	321,713	390,677	13,322	(404,000)	321,712
Other comprehensive loss	6,932	—	—	—	6,932
Comprehensive income (loss)	$ 328,645	$ 390,677	$ 13,322	$ (404,000)	$ 328,644

Forward-Looking Statements

The foregoing discussion and analysis, as well as certain information contained elsewhere in this report, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, and are intended to be covered by the safe harbor created thereby. See the discussion in *Special Note on Forward-Looking Statements* included prior to Item 1.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion about our exposure to market risks and risk-management activities includes forward-looking statements that involve risk and uncertainties, as well as summarizes the financial instruments held by us at December 31, 2025 which are sensitive to changes in commodity prices, foreign exchange rates and interest rates and are not held for trading purposes. Actual results could differ materially from those projected in the forward-looking statements. In the normal course of business, we also face risks that are either non-financial or non-quantifiable (see *Item 1A. Risk Factors* above).

Metals Prices

Changes in the market prices of silver, gold, lead and zinc can significantly affect our profitability and cash flow. As discussed in *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Estimates*, metals prices can fluctuate due to numerous factors beyond our control. As discussed below, we utilize financially-settled forward and put option contracts to manage our exposure to changes in prices for silver, gold, zinc and lead.

Provisional Sales

Sales of all metals products sold directly to customers, including by-product metals, are recorded as revenues when all performance obligations have been completed and the transaction price can be determined or reasonably estimated. For concentrate sales, revenues are generally recorded at the time of shipment at forward prices for the estimated month of settlement. Due to the time elapsed between shipment to the customer and the final settlement with the customer we must estimate the prices at which sales of our metals will be settled. Previously recorded sales are adjusted to estimated settlement metals prices until final settlement by the customer. Changes in metals prices between shipment and final settlement will result in changes to revenues previously recorded upon shipment. Metals prices can and often do fluctuate widely and are affected by numerous factors beyond our control (see *Item 1A. Risk Factors – A substantial or extended decline in metals prices would have a material adverse effect on us*). At December 31, 2025, metals contained in concentrate sales and exposed to future price changes totaled approximately 3.5 million ounces of silver, 2,272 ounces of gold, 14,028 tons of zinc, and 8,322 tons of lead. If the price for each metal were to change by 10%, the change in the total value of the concentrates sold would be approximately $18.3 million. However, as discussed in *Commodity-Price Risk Management* below, at times, subject to management's discretion, we utilize a program designed and intended to mitigate the risk of price adjustments with limited mark-to-market financially-settled forward contracts for our silver, gold, zinc and lead sales. Therefore, the impact of changes in prices on the value of concentrates sold would be substantially offset by a gain or loss on forward contracts to the extent such contracts are utilized.

Commodity-Price Risk Management

We may at times use commodity forward sales commitments, commodity swap contracts and commodity put and call option contracts to manage our exposure to fluctuation in the prices of certain metals we produce. Contract positions are designed to ensure that we will receive a defined minimum price for certain quantities of our production, thereby partially offsetting our exposure to fluctuations in market prices. Our risk management policy allows for up to 75% of our planned metals price exposure for five years into the future, with certain other limitations, to be covered under such programs that would establish a ceiling for prices to be realized on future sales. These instruments do, however, expose us to (i) credit risk in the event of non-performance by counterparties for contracts in which the contract price exceeds the spot price of a commodity and (ii) price risk to the extent that the spot price exceeds the contract price for quantities of our production covered under contract positions.

We are currently using financially-settled forward contracts to manage the exposure to changes in prices of silver, gold, zinc and lead contained in our concentrate shipments between the time of shipment and final settlement. In addition, we are using financially-settled forward contracts to manage the exposure to changes in prices of zinc and lead (but not silver and gold) contained in our forecasted future concentrate shipments. The following tables summarize the quantities of metals committed under forward sales contracts at December 31, 2025 and 2024:

December 31, 2025	Pounds under contract (in 000's)			Average price per pound	
	Zinc (pounds)	Lead (pounds)		Zinc (pounds)	Lead (pounds)
Contracts on provisional sales					
2026 settlements	18,850	13,117		$ 1.37	$ 1.05
Contracts on forecasted sales					
2026 settlements	53,407	42,108		$ 1.33	$ 1.02
2027 settlements	23,810	—		$ 1.36	N/A

December 31, 2024	Ounces/pounds under contract (in 000's)				Average price per ounce/pound			
	Silver (ounces)	Gold (ounces)	Zinc (pounds)	Lead (pounds)	Silver (ounces)	Gold (ounces)	Zinc (pounds)	Lead (pounds)
Contracts on provisional sales								
2025 settlements	1,535	2	20,834	14,661	$ 31.46	$ 2,673	$ 1.40	$ 0.97
Contracts on forecasted sales								
2025 settlements	—	—	59,194	47,840	N/A	N/A	$ 1.39	$ 0.99
2026 settlements	—	—	6,283	52,911	N/A	N/A	$ 1.41	$ 1.03

We designate the contracts for lead and zinc contained in our forecasted future shipments as hedges for accounting purposes, with gains and losses deferred to accumulated other comprehensive loss until the hedged product ships. The forward contracts for silver and gold contained in our concentrate shipments have not been designated as hedges and are marked-to-market through earnings each period.

Since the first quarter of 2025, we have and continue to utilize Collars to manage our exposure to changes in the price of precious metals in both our provisional concentrate sales, forecasted Keno Hill future concentrate shipments and forecasted Casa Berardi gold sales. These Collars provide us a contractual right to receive at least the minimum price if market prices fall below the minimum price level specified in the contracts, while limiting our potential gains to the maximum price level specified in the contracts, even if market prices rise higher. This strategy helps protect us from significant price drops while still allowing for some upside potential within the minimum and maximum price range. For the year ending December 31, 2025, these collars had net losses of $51.5 million, of which $15.2 million was realized. For accounting purposes, they are not designated as hedges. The following tables summarize the quantities of metals hedged under Collars at December 31, 2025:

| | Production Protected | | Average strike price per silver ounce | | Average strike price per gold ounce | |
Settlement Period	Silver (ounces)	Gold (ounces)	Minimum ($)	Maximum ($)	Minimum ($)	Maximum ($)
Contracts on provisional sales						
2026 settlements	2,120	—	49.78	63.43	N/A	N/A
Contracts on forecasted sales						
2026 settlements	800	4	34.29	55.70	3,000	4,840

In December 2025, we entered into financially-settled put option contracts to manage the exposure of future silver sales to potential declines in market prices of silver. These put options give us the option, but not the obligation, to realize established prices on quantities of silver to be sold in the future. Total premium paid for the put contracts was $25 million and we recorded a $10.4 million unrealized loss on the puts during the year ending December 31, 2025. The following table summarizes the quantities of metals for which we have entered into put contracts and the average exercise prices as of December 31, 2025:

| | Production Protected | | Strike price per ounce |
Settlement Period	Silver (ounces)		($)
Contracts on forecasted sales			
2026 settlements	9,672		50.00

At December 31, 2025 and 2024, we recorded the following balances for the fair value of derivative contracts held at that time (in millions):

| | December 31, 2025 | | | December 31, 2024 | | |
Balance sheet line item:	Contracts in an asset position	Contracts in a liability position	Net asset (liability)	Contracts in an asset position	Contracts in a liability position	Net asset (liability)
Other current assets	$ 8.6	$ —	$ 8.6	$ 11.5	$ —	$ 11.5
Other non-current assets	$ 7.2	$ —	$ 7.2	$ 6.6	$ —	$ 6.6
Current derivatives liability	$ —	$ (36.4)	$ (36.4)	$ —	$ —	$ —

Net realized and unrealized gains of approximately $0.2 million related to the effective portion of the contracts designated as hedges were included in accumulated other comprehensive loss as of December 31, 2025. Realized and unrealized gains and losses will be transferred from accumulated other comprehensive loss to current earnings as the underlying forecasted sales transaction is recognized. We estimate approximately $1.1 million in net realized and unrealized gains included in accumulated other comprehensive loss as of December 31, 2025 will be reclassified to current earnings in the next twelve months. The realized gains arose due to cash settlement of zinc and lead contracts in 2023 and zinc contracts in 2022 prior to maturity for cash proceeds of $8.5 million and $17.4 million, respectively, which have now been fully recognized.

We recognized a net loss of $12.0 million (2024: $1.3 million net gain; 2023: $19.7 million net gain), including a $13.1 million gain transferred from accumulated other comprehensive income (loss) ("AOCI") (2024: $11.4 million gain transferred from AOCI; 2023: $20.6 million gain transferred from AOCI), during 2025 on the contracts utilized to manage exposure to prices of metals in our concentrate shipments, which is included in sales. The net gain recognized on the contracts offsets loss related to price adjustments on our provisional concentrate sales, both of which resulted from changes to silver, gold, lead and zinc prices between the time of sale and final settlement. The net losses and gains recognized on the contracts offset gains and losses related to price adjustments on our provisional concentrate sales due to changes to silver, gold, lead and zinc prices between the time of sale and final settlement.

Foreign Currency

We operate or have mining interests in Canada, which exposes us to risks associated with fluctuations in the exchange rates between the USD and CAD. We have determined the functional currency for our Canadian operations is the USD. As such, foreign exchange gains and losses associated with the re-measurement of monetary assets and liabilities from CAD to USD are recorded to earnings each period. For the year ended December 31, 2025, we recognized a net foreign exchange loss of $5.7 million. Foreign currency exchange rates are influenced by a number of factors beyond our control. A 10% change in the exchange rate between the USD and CAD from the rate at December 31, 2025 would have resulted in a change of approximately $12.7 million in our net foreign exchange gain or loss.

We utilize a program to manage our exposure to fluctuations in the exchange rate between the USD and CAD and the impact on our future operating costs denominated in CAD. In November 2021, we initiated a similar program related to future development costs denominated in CAD, and have used a similar program, on a limited basis, related to interest payments on our previously held IQ Notes (see *Note 9* of *Notes to Consolidated Financial Statements*). The programs utilize forward contracts to buy CAD. Each contract related to operating costs is designated as a cash flow hedge, while contracts related to development and interest costs have not been designated as hedges as of December 31, 2025. Our risk management policy allows for up to 75% of our planned cost exposure for five years into the future to be covered under such programs, and for potential additional programs to manage other foreign currency-related exposure areas. These instruments do, however, expose us to (i) credit risk in the form of non-performance by counterparties for contracts in which the contract exchange rate exceeds the spot exchange rate of a currency and (ii) exchange rate risk to the extent that the spot exchange rate exceeds the contract exchange rate for amounts of our operating costs covered under contract positions. As of December 31, 2025, we have a total of 216 forward contracts outstanding to buy a total of CAD $140.8 million having a notional amount of USD$103.1 million with CAD-to-USD exchange rates ranging between 1.3148 and 1.4202, with the following exposures in 2026:

- Forecasted cash operating costs at Casa Berardi of CAD $35.7 million at an average CAD-to-USD exchange rate of 1.323.
- Forecasted cash operating costs at Keno Hill of CAD $59.5 million at an average CAD-to-USD exchange rate of 1.377.
- Forecasted capital expenditures at Casa Berardi of CAD $3.5 million at an average CAD-to-USD exchange rate of 1.336.
- Forecasted capital expenditures at Keno Hill of CAD$37.5 million at an average CAD-to-USD exchange rate of 1.390.
- Forecasted exploration expenditures at Keno Hill of CAD$3.3 million at an average CAD-to-USD exchange rate of 1.383.
- Forecasted Corporate expenditures of CAD$1.3 million at an average CAD-to-USD exchange rate of 1.354.

As of December 31, 2025 and 2024, we recorded the following balances for the fair value of the contracts (in millions):

	December 31,	
Balance sheet line item:	2025	2024
Other current assets	$ 1.1	$ —
Other non-current assets	—	—
Current derivative liabilities	(0.8)	(8.2)
Non-current derivative liabilities	—	(2.0)

Net unrealized losses of approximately $0.9 million related to the effective portion of the hedges were included in accumulated other comprehensive income (loss) as of December 31, 2025. Unrealized gains and losses will be transferred from accumulated other comprehensive loss to current earnings as the underlying operating expenses are recognized. We estimate approximately $0.9 million in net unrealized losses included in accumulated other comprehensive income (loss) as of December 31, 2025 would be reclassified to current earnings in the next twelve months.

Net realized losses of approximately $4.1 million (2024: $3.8 million loss; 2023: $3.6 million) on contracts related to underlying expenses which have been recognized were transferred from accumulated other comprehensive loss and included in cost of sales and other direct production costs for the year ended December 31, 2025. Net realized gains of approximately $4.8 million (2024: $5.7 million loss; 2023: $1.2 million gains) related to contracts not designated as hedges and no net unrealized gains or losses related to ineffectiveness of the hedges were included in fair value adjustments, net on our consolidated statements of operations and comprehensive (loss) income for the year ended December 31, 2025.

Interest Rates

We have a $225.0 million credit facility, and amounts drawn on the facility are subject to variable rates of interest based on a spread over the Term Secured Overnight Financing Rate ("SOFR") or an alternative base rate. Interest rates fluctuate due to economic factors beyond our control. As of December 31, 2025, we had no amounts drawn under the facility and $6.7 million for letters of credit. Assuming all revolving loans currently available to us were fully drawn, each one percentage point change in interest rates would result in a $2.2 million change in annual cash interest expense on our credit facility. See *Note 9* of *Notes to Consolidated Financial Statements* for more information on our credit facility.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our Consolidated Financial Statements are included herein beginning on page F-1. Financial statement schedules are omitted as they are not applicable or the information required in the schedule is already included in the Consolidated Financial Statements.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of management, including the CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures as required by Exchange Act Rules 13a-15(e) and 15(d)-15(e) as of the end of the reporting period covered by this report. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures, including controls and procedures designed to ensure that information required to be disclosed by us is accumulated and communicated to our management (including our CEO and CFO), were effective as of December 31, 2025 in assuring them in a timely manner that material information required to be disclosed in this report has been properly recorded, processed, summarized and reported.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over our financial reporting, which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

Because of its inherent limitations, any system of internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements due to the possibility that a control can be circumvented or overridden or that misstatements due to error or fraud may occur that are not detected. Also, because of changes in conditions, internal control effectiveness may vary over time.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and concluded that we have maintained effective internal control over financial reporting as of December 31, 2025, based on these criteria.

Our internal control over financial reporting as of December 31, 2025 has been audited by BDO USA, P.C., an independent registered public accounting firm, as stated in the attestation report which is included herein.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Hecla Mining Company

Coeur d'Alene, Idaho

Opinion on Internal Control over Financial Reporting

We have audited Hecla Mining Company's (the "Company's") internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 17, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Item 9A, Management's Annual Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ BDO USA, P.C.

Spokane, Washington

February 17, 2026

ITEM 9B. OTHER INFORMATION

During the three months ended December 31, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

In accordance with our restated certificate of incorporation, our Board of Directors is divided into three classes. The terms of office of the directors in each class expire at different times. The directors are elected for three-year terms. The Effective Dates listed below for each director indicate their current term of office. All officers are elected for a term which ordinarily expires on the date of the meeting of the Board of Directors immediately following the annual meeting of stockholders. The positions and ages listed below for our current directors and officers are as of the scheduled date of our next annual meeting of stockholders in May 2026. There are no arrangements or understandings between any of the directors or officers and any other person(s) pursuant to which such directors or officers were elected.

	Age at May 21, 2026	Position and Committee Assignments	Effective Dates
Rob Krcmarov	61	President and CEO	5/25 — 5/26
		Director [1,6]	11/24 — 5/26
Russell D. Lawlar	46	Senior Vice President and Chief Financial Officer	5/25 — 5/26
Carlos Aguiar	55	Senior Vice President and Chief Operating Officer	5/25 — 5/26
David C. Sienko	57	Senior Vice President and General Counsel	5/25 — 5/26
Kurt D. Allen	64	Vice President – Exploration	5/25 — 5/26
Robert D. Brown	57	Vice President – Corporate Development	5/25 — 5/26
Patrick Malone	53	Vice President – Sustainability	5/25 — 5/26
Catherine J. Boggs	71	Director [1,2,3,4,6]	5/24 — 5/27
Dean R. Gehring	58	Director [4,5]	5/25 — 5/26
Alice Wong	66	Director [2,3,4,5]	5/25 — 5/28
Stephen F. Ralbovsky	72	Director [2,3,5]	5/24 — 5/27
Charles B. Stanley	67	Director [2,4,5]	5/25 — 5/28
Mark P. Board	73	Director [3,4,5]	5/24 — 5/27
Jill Satre	46	Director [2,3]	5/25 — 5/28

(1) Member of Executive Committee
(2) Member of Audit Committee
(3) Member of Governance and Social Responsibility Committee
(4) Member of Compensation Committee
(5) Member of Health, Safety, Environmental and Technical Committee
(6) Member of Non-Executive Stock Award Committee

Rob Krcmarov was appointed President and Chief Executive Officer in November 2024 and is as a member of the Board of Directors. Prior to joining Hecla, he worked in various leadership roles at Barrick Gold Corporation beginning in 2001, including serving on the executive leadership team for 13 years. His most recent role at Barrick Gold Corporation was as Executive Vice President of Exploration and Growth from March 2016 to November 2021. Mr. Krcmarov has over three decades of industry experience. He has been a member of the board for Orla Mining Ltd. since November 2023. He also served on the boards of Coeur Mining from December 2023 to September 2024, Osisko Gold Royalties from October 2022 to October 2024, and Major Drilling Group International from September 2022 to October 2024.

Russell D. Lawlar was appointed Senior Vice President and Chief Financial Officer in March 2021. He was the Treasurer from February 2018 to March 2021. Mr. Lawlar has held various positions of progressive responsibility since 2010, including being the Controller at the company's Greens Creek Mine from February 2015 to February 2018.

Carlos Aguiar was appointed Senior Vice President – Chief Operating Officer in November 2024. Prior to that, he served in various leadership roles at Hecla, including Vice President – Operations from August 2023 to November 2024, Vice President – General Manager of the company's Lucky Friday Mine from July 2021 to August 2023, and Vice President – General Manager, Minera Hecla, at the San Sebastian Mine from April 2016 to June 2021. Mr. Aguiar was project manager for the San Sebastian mining operation from July 2015 to March 2016. He has held a number of positions at the company's operations in Idaho and Mexico, where he was Processing Superintendent at the La Choya mine in Mexico where he first joined Hecla in 1996. He began his career in 1995 as a metallurgist and has over 30 years of experience in engineering and management in the mining industry.

David C. Sienko was appointed Corporate Secretary in February 2025, Senior Vice President and General Counsel in August 2024, and prior to that was Vice President and General Counsel from January 2010 to August 2024. Prior to joining Hecla, he was a partner and practiced law with K&L Gates LLP and its predecessor, Bell, Boyd & Lloyd, LLP from 2004 to January 2010, where he specialized in counseling public and private entities on compliance with securities laws and trading market rules, mergers and acquisitions, and corporate governance.

Kurt D. Allen was appointed Vice President – Exploration in July 2021. Prior to his appointment he was Director of Exploration from October 2019 to July 2021. Prior to that, Mr. Allen held various geology positions with Hecla in both exploration and operations including Director of New Projects from June 2012 to June 2019. He also held a number of positions at the company's operations in Idaho, Mexico, and Nevada from June 1987 to June 2012. He has served on the board of Cascadia Minerals Ltd. since July 2023.

Robert D. Brown was appointed Vice President – Corporate Development in January 2016. Prior to that, Mr. Brown was a consultant for Hecla from March 2015 to December 2015. Prior to joining Hecla, Mr. Brown was President of Septemus Consulting Ltd. from October 2011 to December 2015. He also served as Vice President – Corporate Development for Fortuna Silver Mines from May 2012 to October 2014 and as Chief Executive Officer, President and Director of Calibre Mining Corporation from March 2007 to June 2011. He was also appointed as President of our Canadian subsidiary, Hecla Canada Ltd. in August 2021, and prior to that was Vice President – Corporate Development of Hecla Canada Ltd. from January 2016 to August 2021.

Patrick Malone was appointed Vice President – Sustainability in April 2025. From November 2022 to March 2025, Mr. Malone was an officer for Dakota Gold Corp, serving initially as Chief Sustainability Officer and later as Chief Legal Officer. Prior to that, Mr. Malone was with Barrick Gold from July 2010 to November 2022, where he served in several senior positions, including Vice President Environment, Vice President – Closure and Reclamation, and Head of North American Legal and Regulatory Affairs. He has more than twenty-five years of experience within environmental, external relations, legal, and governance functions.

Catherine "Cassie" J. Boggs has served as a director since January 2017 and became Chair of the Board in May 2023. She also served as Hecla's Interim President and CEO from May 22, 2024 to November 7, 2024. She was the General Counsel at Resource Capital Funds from January 2011 until her retirement in February 2019. She has served as a board member of Capital Limited since September 2021, and as an Intermittent Expert in mining with the US Department of Commerce's Commercial Law Development Program since November 2019. Ms. Boggs was a board member of Funzeleo from January 2016 to September 2021, as well as briefly serving on the board of U.S. Energy Corp. from June 2019 to December 2019. She is also currently serving as an Adjunct Professor at the University of Denver, Sturm College of Law.

Mark P. Board was appointed to Hecla's Board of Directors in February 2024. Mr. Board has been President of M Board Mining Consulting, LLC since June 2020. Prior to that, he served as Vice President – Innovation and Technical Services for Hecla Limited, a subsidiary of Hecla Mining Company from 2014 until his retirement in June 2020. Mr. Board also acted as a consulting engineer for Itasca Consulting Group where he provided mine evaluation, mine design and stability assessments for underground and open pit mines worldwide. He has over 46 years' experience as a mining and geotechnical engineer and holds a PhD in Geological Engineering from the University of Minnesota.

Dean R. Gehring was appointed to Hecla's Board of Directors in May 2025. Mr. Gehring is currently a board advisor at Allonia, a bioengineering company innovating recovery, tailings, and environmental solutions for the mining industry. Previously, he has held executive roles at leading mining companies, including Chief Technology Officer for Newmont and President and CEO of Rio Tinto Minerals. He was honored with the Society for Mining, Metallurgy & Exploration's (SME) Ben F Dickerson Award in recognition of professionalism and contributions to the mining industry. Mr. Gehring holds a Bachelor of Science in Mining Engineering and an M.S. in Project Management. He is also a licensed Professional Engineering and Project Management Professional.

Stephen F. Ralbovsky has served as a director since March 2016. Mr. Ralbovsky has been the founder and principal of Wolf Sky Consulting LLC since June 2014. Prior to that, he was a partner with PricewaterhouseCoopers LLP from February 1987 until his retirement in June 2014, where he concentrated his practice on public companies operating in the mining industry. Mr. Ralbovsky is a part-time Professor of Practice at the University of Arizona's James E. Rogers College of Law, where he teaches Global Mining Taxation, and is a member of several organizations, including Association of International Certified Professional Accountants, Arizona Society of CPAs, National Mining Association, and Society for Mining, Metallurgy and Exploration. He holds a Juris Doctor in Law and a Bachelor of Business Administration in Accounting, as well as being a licensed CPA.

Jill Satre was appointed to Hecla's Board of Directors in October 2024. Ms. Satre is currently Vice President of Internal Audit & Corporate Compliance at TC Energy, a major North American energy company, where she provides strategic direction and oversight for compliance, risk management, audit, and internal controls over financial reporting. Prior to that, she spent over two decades at PwC and brings a breadth of experience in resource extraction industries, including mining and energy. Ms. Satre is also a leader in corporate governance, risk management, and compliance. She holds a Chartered Professional Accountant designation in Alberta, a Bachelor of Business Administration from the University of Regina, and an inactive Certified Public Accountant designation in California, U.S.

Charles B. Stanley has served as a director since May 2007. From May 22, 2024 until November 7, 2024, Mr. Stanley served as Independent Lead Director of the Company. Mr. Stanley has been the Managing Member of Cutthroat Energy, LLC since April 2019. Prior to that, Mr. Stanley was Chief Executive Officer, President, and Director of QEP Resources, Inc. from May 2010 until his retirement in January 2019, and Chairman of QEP's Board of Directors from May 2012 until his retirement in January 2019.

Alice Wong has served as a director since February 2021. Ms. Wong served as Senior Vice President and Chief Corporate Officer of Cameco Corporation from July 2011 to June 2024 and as Senior Advisor to the CEO of Cameco until her retirement in October 2024. She was Cameco's Vice President of Safety, Health, Environment, Quality and Regulatory Relations from September 2008 to July 2011, and Vice President of Investor, Corporate and Government Relations from May 2005 to September 2008. She joined the board of Precision Drilling Corporation in 2024. She also served on the board of SaskEnergy Corporation from 2016 to 2023, Mining Association of Canada from 2017 to 2024, Canadian Nuclear Association from 2014 to 2024, and Saskatchewan Mining Association from 2013 to 2024. In 2021, she was named a Catalyst Honours Champion in recognition of her significant contributions to advancing women and championing inclusion in the workplace and being a role model for inclusive leadership in corporate Canada.

Information with respect to our directors is set forth under the caption "Proposal 1 – Election of Class III Directors" in our proxy statement to be filed pursuant to Regulation 14A for the annual meeting scheduled to be held on May 21, 2026 (the Proxy Statement), which information is incorporated herein by reference.

Reference is made to the information set forth in the first paragraph under the caption "Report of the Audit Committee," and under the caption "Corporate Governance," in the Proxy Statement to be filed pursuant to Regulation 14A, which information is incorporated herein by reference.

Reference is made to the information set forth under the caption "Available Information" in Item 1 for information about the Company's Code of Conduct, which information is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Reference is made to the information set forth under the caption "Compensation Discussion and Analysis;" the caption "Compensation of Named Executive Officers;" the caption "Compensation of Non-Management Directors;" the caption "Compensation Committee Interlocks and Insider Participation;" and the caption "Compensation Committee Report" in the Proxy Statement to be filed pursuant to Regulation 14A, which information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Reference is made to the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" and the caption "Equity Compensation Plan Information" in the Proxy Statement to be filed pursuant to Regulation 14A, which information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Reference is made to the information set forth under the captions "Certain Relationships and Related Transactions" and "Director Independence" of the Proxy Statement to be filed pursuant to Regulation 14A, which information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Reference is made to the information set forth under the caption "Audit and Non-Audit Fees" in the Proxy Statement to be filed pursuant to Regulation 14A, which information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	(1)	Financial Statements
		See Index to Financial Statements on Page F-1
(a)	(2)	Financial Statement Schedules
		Not applicable
(a)	(3)	Exhibits

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HECLA MINING COMPANY

By: /s/ Rob Krcmarov

Rob Krcmarov

President, Chief Executive Officer and Director

Date: February 17, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Rob Krcmarov	February 17, 2026	/s/ Catherine J. Boggs	February 17, 2026
Rob Krcmarov	Date	Catherine J. Boggs	Date
President, Chief Executive Officer and Director		*Director*	
(principal executive officer)			
/s/ Russell D. Lawlar	February 17, 2026	/s/ Charles B. Stanley	February 17, 2026
Russell D. Lawlar	Date	Charles B. Stanley	Date
Senior Vice President, Chief Financial Officer		*Director*	
(principal financial officer)			
/s/ Stuart Absolom	February 17, 2026	/s/ Alice Wong	February 17, 2026
Stuart Absolom	Date	Alice Wong	Date
Principal Accounting Officer		*Director*	
/s/ Stephen F. Ralbovsky	February 17, 2026	/s/ Jill Satre	February 17, 2026
Stephen F. Ralbovsky	Date	Jill Satre	Date
Director		*Director*	
/s/ Mark Board	February 17, 2026	/s/ Dean Gehring	February 17, 2026
Mark Board	Date	Dean Gehring	Date
Director		*Director*	

(This page intentionally left blank.)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Hecla Mining Company
Coeur d'Alene, Idaho

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Hecla Mining Company (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 17, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition of Concentrate Sales – Greens Creek, Lucky Friday and Keno Hill

The Company's consolidated concentrate revenue balance was $1.046 billion for the year ended December 31, 2025. As described in Note 4 to the Company's consolidated financial statements, sales of all metals products sold directly to customers are recorded as revenues upon completion of the performance obligations and transfer of control of the product to the customer. For concentrate sales, the performance obligation is met, the transaction price can be reasonably estimated, and revenue is recognized generally at the time of shipment at estimated forward prices for the anticipated month of settlement. The amount of consideration for concentrate sales is variable due to changes in metal prices and final agreed upon concentrate content specifications between the time of shipment and final settlement.

We identified revenue recognition of concentrate sales, specific to Greens Creek, Lucky Friday and Keno Hill as a critical audit matter. Management applies judgement in estimating the value of variable consideration for concentrate sales, including assessing for changes in metals prices and concentrate content specifications between the time of shipment and final settlement. Auditing these judgements and estimates involved especially challenging and subjective auditor judgement due to the nature and extent of audit effort required to address the matter.

The primary procedures we performed to address this critical audit matter included:

- Assessing the reasonableness of management's estimate for changes in metal prices between the time of shipment and final settlement with the customer by comparing to the published forward metals pricing for the contracted quotational period of the customer contract.
- Assessing the reasonableness of management's estimate for concentrate content specifications between the time of shipment and final settlement with the customer at year-end by obtaining final settlement documentation or performing substantive analytical procedures by developing expectations using reliable internal data and comparing recorded amounts to those expectations.

/s/ BDO USA, P.C.
We have served as the Company's auditor since 2001.

Spokane, Washington
February 17, 2026

HECLA MINING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Dollars and shares in thousands, except per share amounts)

| | Year Ended December 31, | | |
	2025	2024	2023
Sales	$ 1,423,019	$ 929,925	$ 720,227
Cost of sales and other direct production costs	640,799	548,245	458,504
Depreciation, depletion and amortization	160,017	183,470	148,774
Total cost of sales	800,816	731,715	607,278
Gross profit	622,203	198,210	112,949
Other operating expenses:			
General and administrative	57,626	45,405	42,722
Exploration and pre-development	27,745	27,321	32,512
Ramp-up and suspension costs	14,005	43,307	76,252
Provision for closed operations and environmental matters	7,867	6,843	7,575
Write down of property, plant and equipment	—	14,574	—
Other operating expense (income), net	165	(45,516)	(1,438)
Total other operating expenses	107,408	91,934	157,623
Income (loss) from operations	514,795	106,276	(44,674)
Other expense:			
Fair value adjustments, net	12,455	(2,204)	2,925
Foreign exchange (loss) gain, net	(5,764)	7,552	(3,810)
Other (expense) income, net	(726)	4,426	5,883
Interest expense	(41,581)	(49,834)	(43,319)
Total other expense:	(35,616)	(40,060)	(38,321)
Income (loss) before income and mining taxes	479,179	66,216	(82,995)
Income and mining tax provision	(157,467)	(30,414)	(1,222)
Net income (loss)	321,712	35,802	(84,217)
Preferred stock dividends	(552)	(552)	(552)
Net income (loss) applicable to common stockholders	$ 321,160	$ 35,250	$ (84,769)
Comprehensive income (loss):			
Net income (loss)	$ 321,712	$ 35,802	$ (84,217)
Other comprehensive (loss) income, net of tax:			
Unrealized gain (loss) and amortization of prior service on pension plans	11,421	(8,389)	(1,157)
Unrealized (loss) gain on derivative contracts designated as hedge transactions	(4,489)	(7,714)	4,546
Total change in accumulated other comprehensive income (loss), net	$ 6,932	$ (16,103)	$ 3,389
Comprehensive income (loss)	$ 328,644	$ 19,699	$ (80,828)
Basic income (loss) common share after preferred dividends	$ 0.49	$ 0.06	$ (0.14)
Diluted income (loss) per common share after preferred dividends	$ 0.49	$ 0.06	$ (0.14)
Weighted average number of common shares outstanding – basic	651,965	620,848	605,668
Weighted average number of common shares outstanding – diluted	655,768	622,535	605,668

The accompanying notes are an integral part of the consolidated financial statements.

HECLA MINING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Operating activities:			
Net income (loss)	$ 321,712	$ 35,802	$ (84,217)
Non-cash elements included in net income (loss):			
Depreciation, depletion and amortization	165,570	190,471	163,672
Fair value adjustments, net	(12,455)	2,204	(2,925)
Inventory adjustments	13,012	11,707	20,819
Provision for reclamation and closure costs	11,635	9,370	9,658
Deferred income taxes	130,467	19,688	(6,115)
Stock-based compensation	10,918	8,659	6,598
Foreign exchange (gain) loss	5,764	(7,552)	3,810
Write-down of property, plant and equipment	—	14,574	—
Other non-cash items, net	12,049	1,706	3,094
Changes in assets and liabilities:			
Accounts receivable	(136,835)	(17,159)	25,133
Inventories	(21,469)	(32,835)	(24,035)
Other current and non-current assets	30,915	(12,517)	(32,456)
Accounts payable, accrued and other current liabilities	(765)	(2,826)	598
Accrued payroll and related benefits	22,372	6,739	(4,982)
Accrued taxes	16,978	2,817	(571)
Accrued reclamation and closure costs and other non-current liabilities	(7,230)	(12,571)	(2,582)
Net cash provided by operating activities	562,638	218,277	75,499
Investing activities:			
Additions to property, plant and equipment and mine development	(252,389)	(214,492)	(223,887)
Proceeds from disposition of assets	734	1,694	1,329
Acquisition, net	—	—	228
Proceeds from sale or exchange of investments	28,087	—	—
Purchase of silver puts	(25,000)	—	—
Purchases of investments	(21,932)	(73)	(8,962)
Net cash used in investing activities	(270,500)	(212,871)	(231,292)
Financing activities:			
Proceeds from issuance of common stock, net of offering costs	216,225	58,368	56,684
Dividends paid to common and preferred stockholders	(10,375)	(25,331)	(15,713)
Acquisition of treasury shares from employee equity awards	(885)	(1,197)	(2,036)
Borrowings of debt	153,000	279,000	239,000
Repayments of debt	(427,245)	(384,000)	(111,000)
Repayments of finance leases and other	(8,715)	(10,664)	(10,605)
Net cash (used in) provided by financing activities	(77,995)	(83,824)	156,330
Effect of exchange rates on cash	544	(1,076)	1,095
Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents	214,687	(79,494)	1,632
Cash and cash equivalents and restricted cash and cash equivalents at beginning of year	28,045	107,539	105,907
Cash and cash equivalents and restricted cash and cash equivalents at end of year	$ 242,732	$ 28,045	$ 107,539
Reconciliation of cash and cash equivalents and restricted cash and cash equivalents above to where reported on the consolidated balance sheet			
Cash and cash equivalents	$ 241,558	$ 26,868	$ 106,374
Non-current restricted cash and cash equivalents	1,174	1,177	1,165
Total cash and cash equivalents and restricted cash and cash equivalents as reported on the consolidated statements of cash flows	$ 242,732	$ 28,045	$ 107,539

Supplemental disclosure of cash flow information:

Cash paid during year for:

Interest	$	45,052	$	46,061	$	37,744
Income and mining taxes, net of refunds	$	8,725	$	6,571	$	8,907

Non-cash investing and financing activities:

Addition of finance lease obligations and right-of-use assets	$	630	$	5,605	$	16,116
Recognition of operating lease liabilities and right-of-use assets	$	1,382	$	—	$	203
Properties, plants, equipment and mine development additions in accounts payable and accrued liabilities	$	4,559	$	1,975	$	—
Common stock contributed to pension plans	$	—	$	—	$	1,035
Common stock issued as incentive compensation	$	2,503	$	6,588	$	—
Common stock issued to directors	$	1,034	$	796	$	676
Common stock issued to interim CEO	$	—	$	283	$	—
Common stock issued for 401(k) match	$	5,052	$	4,763	$	4,608
Common stock issued for warrant exercises	$	—	$	372	$	—
Common stock issued to ATAC Resources Ltd. stockholders	$	—	$	—	$	18,789

The accompanying notes are an integral part of the consolidated financial statements.

HECLA MINING COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

| | December 31, | |
	2025	2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 241,558	$ 26,868
Accounts receivable:		
Trade	170,230	31,515
Other, net	17,110	17,538
Inventories:		
Product inventories	38,133	34,962
Materials and supplies	76,652	69,974
Current investments	59,644	—
Other current assets	26,017	33,295
Total current assets	629,344	214,152
Non-current investments	47,842	33,897
Restricted cash and cash equivalents	1,174	1,177
Properties, plants, equipment and mine development, net	2,840,827	2,694,119
Operating lease right-of-use assets	8,859	7,544
Other non-current assets	32,599	30,171
Total assets	$ 3,560,645	$ 2,981,060
LIABILITIES		
Current liabilities:		
Accounts payable and accrued liabilities	$ 102,282	$ 88,957
Accrued payroll and related benefits	38,119	22,834
Accrued taxes	23,410	6,312
Current debt	—	33,617
Finance leases	7,173	8,169
Accrued reclamation and closure costs	13,795	13,748
Accrued interest	7,678	14,316
Derivative liabilities	37,181	8,155
Other current liabilities	1,926	1,730
Total current liabilities	231,564	197,838
Accrued reclamation and closure costs	188,471	111,162
Long-term debt including finance leases	268,627	508,927
Deferred tax liability	246,425	110,266
Derivatives liabilities	—	2,021
Other non-current liabilities	33,912	11,332
Total liabilities	968,999	941,546

Commitments and contingencies (Notes 5, 6, 9, 10, 14, 15, and 16)

STOCKHOLDERS' EQUITY		
Preferred stock, 5,000,000 shares authorized:		
Series B preferred stock, $0.25 par value, 2025 – 153,956 shares issued and outstanding		
and 2024 – 157,756 shares, liquidation preference – $7,698	39	39
Common stock, $0.25 par value, authorized 1,250,000,000 shares; issued 2025 – 679,220,408 shares and 2024 – 640,547,918 shares	169,689	160,052
Capital surplus	2,643,211	2,418,149
Accumulated deficit	(182,143)	(493,529)
Accumulated other comprehensive loss, net	(3,334)	(10,266)
Less treasury stock, at cost; 2025 – 8,920,348 and 2024 – 8,813,127 shares issued and held in treasury	(35,816)	(34,931)
Total stockholders' equity	2,591,646	2,039,514
Total liabilities and stockholders' equity	$ 3,560,645	$ 2,981,060

The accompanying notes are an integral part of the consolidated financial statements.

HECLA MINING COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Dollars in thousands)

	Series B Preferred Stock	Common Stock	Capital Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss), net	Treasury Stock	Total
Balances, January 1, 2023	39	151,819	2,260,290	(403,931)	2,448	(31,698)	1,978,967
Net loss	—	—	—	(84,217)	—	—	(84,217)
Common stock issued to directors (125,063 shares)	—	31	645	—	—	—	676
Common stock issued for 401(k) match (898,894 shares)	—	225	4,383	—	—	—	4,608
Stock-based compensation expense	—	—	5,922	—	—	—	5,922
Incentive compensation distributed (1,432,323 shares)	—	359	(359)	—	—	(2,036)	(2,036)
Common stock ($0.0375 per share) and Series B Preferred stock ($3.50 per share) dividends declared	—	—	—	(15,713)	—	—	(15,713)
Common stock issued to pension plans (249,500 shares)	—	62	973	—	—	—	1,035
Common stock issued to ATAC Resources Ltd. shareholders (3,676,904 shares)	—	919	17,870	—	—	—	18,789
Common stock issued under ATM program (10,645,198 shares)	—	2,661	54,023	—	—	—	56,684
Other comprehensive income	—	—	—	—	3,389	—	3,389
Balances, December 31, 2023	39	156,076	2,343,747	(503,861)	5,837	(33,734)	1,968,104
Net income	—	—	—	35,802	—	—	35,802
Common stock issued as compensation to interim CEO (48,489 shares)	—	12	271	—	—	—	283
Common stock issued to directors (150,387 shares)	—	38	758	—	—	—	796
Common stock issued for 401(k) match (940,392 shares)	—	235	4,528	—	—	—	4,763
Common stock issued for warrant exercises (1,488,050 shares)	—	372	(372)	—	—	—	—
Stock-based compensation expense	—	—	7,580	—	—	—	7,580
Incentive compensation distributed (3,933,870 shares)	—	984	5,604	—	—	(1,197)	5,391
Common stock ($0.04 per share) and Series B Preferred stock ($3.50 per share) dividends declared	—	—	—	(25,470)	—	—	(25,470)
Common stock issued under ATM program (9,339,287 shares)	—	2,335	56,033	—	—	—	58,368
Common stock issued upon conversion of 20 Series B Preferred stock (64 shares)	—	—	—	—	—	—	—
Other comprehensive loss	—	—	—	—	(16,103)	—	(16,103)
Balances, December 31, 2024	$ 39	$ 160,052	$ 2,418,149	$ (493,529)	$ (10,266)	$ (34,931)	$ 2,039,514
Net income	—	—	—	321,712	—	—	321,712
Common stock issued to directors (179,836 shares)	—	41	993	—	—	—	1,034
Common stock issued for 401(k) match (894,784 shares)	—	198	4,854	—	—	—	5,052
Stock-based compensation expense	—	—	9,884	—	—	—	9,884
Incentive compensation distributed (1,637,151 shares)	—	406	2,097	—	—	(885)	1,618
Common stock ($0.04 per share) and Series B Preferred stock ($3.50 per share) dividends declared	—	—	—	(10,326)	—	—	(10,326)
Common stock issued under ATM program (35,959,328 shares), net of offering costs	—	8,990	207,235	—	—	—	216,225
Common stock issued upon conversion of 3,541 Series B Preferred stock (11,385 shares)	—	2	(1)	—	—	—	1
Other comprehensive income	—	—	—	—	6,932	—	6,932
Balances, December 31, 2025	$ 39	$ 169,689	$ 2,643,211	$ (182,143)	$ (3,334)	$ (35,816)	$ 2,591,646

The accompanying notes are an integral part of the consolidated financial statements.

Note 1: The Company

Hecla Mining Company, and its affiliates and subsidiaries (collectively, "Hecla," "we," "us" or "the Company"), is the largest silver producer in the United States and Canada. In addition to operating mines in Alaska, Idaho and Quebec, Canada, the Company is developing a mine in the Yukon, Canada, and owns a number of exploration and pre-development projects in world-class silver and gold mining districts throughout North America. Our current holding company structure dates from the incorporation of Hecla Mining Company in 2006 and the renaming of our subsidiary (previously Hecla Mining Company) as Hecla Limited. Hecla Limited was incorporated on October 14, 1891 as an Idaho Corporation in northern Idaho's Silver Valley. We believe we are the oldest operating precious metals mining company in the United States and the largest silver producer in the United States and Canada. Our corporate offices are in Coeur d'Alene, Idaho and Vancouver, British Columbia. The cash flow and profitability of the Company's operations are significantly affected by the market price of silver, gold, lead and zinc, which are affected by numerous factors beyond our control.

References to "CAD" and "MXN" refer to the Canadian Dollar and Mexican Peso, respectively.

Pending Sale of Casa Berardi

On January 26, 2026, following a review of how Casa Berardi fits into our future strategy, we announced that we entered into a material definitive agreement to sell our wholly-owned subsidiary Hecla Quebec Inc., which owns the Casa Berardi operation to Orezone Gold Corporation ("Orezone"). The transaction is expected to close in the first quarter of 2026, subject to the satisfaction of customary closing conditions, including receipt of regulatory approvals. See *Note 17: Subsequent Events for additional information*.

Note 2: Summary of Significant Accounting Policies

A. Principles of Consolidation, Basis of Presentation and Other Information — Our Consolidated Financial Statements have been prepared in accordance with GAAP, and include our accounts and our wholly-owned subsidiaries' accounts. All inter-company balances and transactions have been eliminated in consolidation.

B. Assumptions and Use of Estimates — Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts and related disclosure of assets, liabilities, revenue and expenses at the date of the consolidated financial statements and reporting periods. We consider our most significant accounting estimates to be future metals prices; obligations for environmental, reclamation and closure matters and mineral reserves and resources. Other significant areas requiring the use of management assumptions and estimates relate to reserves for contingencies and litigation; asset impairments, including long-lived assets; valuation of deferred tax assets; and post-employment, post-retirement and other employee benefit assets and liabilities. We have based our estimates on historical experience and various other assumptions that we believe to be reasonable. Accordingly, actual results may differ materially from these estimates under different assumptions or conditions.

C. Cash and Cash Equivalents — Cash and cash equivalents consist of all cash balances and highly liquid investments with a remaining maturity of three months or less when purchased and are carried at fair value. Cash and cash equivalents are invested in money market funds, certificates of deposit, U.S. government and federal agency securities, municipal securities and corporate bonds. At certain times, amounts on deposit may exceed federal deposit insurance limits.

D. Investments — We determine the appropriate classification of our investments at the time of purchase and re-evaluate such determinations at each reporting date. Currently all our investments are marketable equity securities and are carried at fair value. Marketable securities we anticipate selling within the next twelve months are included in other current assets. Gains and losses on the sale of securities are recognized on a specific identification basis. Gains and losses of marketable securities and investments accounted for under the equity method are included as a component of a separate line item, "fair value adjustments, net," and "Other income", respectively, both of which are included on our consolidated statements of operations and comprehensive income (loss).

E. Inventories — Major types of inventories include materials and supplies and metals product inventory, which is determined by the stage at which the ore is in the production process (stockpiled ore, in-process and finished goods). Product inventories are stated at the lower of full cost of production or estimated net realizable value based on current metals prices. Materials and supplies inventories are stated at average cost.

Stockpiled ore inventory represents ore that has been mined, hauled to the surface, and is available for further processing. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the amount of contained metal ounces or pounds (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at each stockpile's average cost per recoverable unit.

In-process inventory represents material that is currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific processing facility, but include mill in-circuit, flotation, and carbon-in-leach. In-process material is measured based on assays of the material fed into the process and the projected recoveries of the respective processing plants. In-process inventory is valued at the lower of the average cost of the material fed into the process attributable to the source material coming from the mine and stockpile plus the in-process conversion costs, including applicable depreciation, depletion and amortization relating to the process facilities incurred to that point in the process, or net realizable value.

Finished goods inventory includes doré and concentrates at our operations, doré in transit to refiners or at refiners waiting to be processed, and bullion in our accounts at refineries.

F. Restricted Cash and Cash Equivalents — Restricted cash and cash equivalents primarily represent investments in certificates of deposit and bonds of U.S. government agencies and are restricted primarily for reclamation funding or surety bonds. Restricted cash and cash equivalents balances are carried at fair value. Non-current restricted cash and cash equivalents is reported in a separate line on the consolidated balance sheets and totaled $1.2 million at December 31, 2025 and 2024, respectively.

G. Properties, Plants, Equipment and Mine Development — Costs are capitalized when it has been determined an ore body can be economically developed pursuant to certain internal investment criteria. The development stage begins at new projects when our management and/or Board of Directors makes the decision to bring a mine into commercial production, and ends when the production stage, or exploitation of reserves, begins. Expenditures incurred during the development and production stages for new assets, new facilities, alterations to existing facilities that extend the useful lives of those facilities, and major mine development expenditures are capitalized, including primary development costs such as costs of building access ways, shaft sinking, lateral development, drift development, ramps and infrastructure developments. Costs to improve, alter, or rehabilitate primary development assets which appreciably extend the life, increase capacity, or improve the efficiency or safety of such assets are also capitalized.

The costs of removing overburden and waste materials to access the ore body at an open-pit mine prior to the production stage are referred to as "pre-stripping costs." Pre-stripping costs are capitalized during the development stage. Where multiple open pits exist at an operation utilizing common facilities, pre-stripping costs are capitalized at each pit. The production stage of a mine commences when saleable materials, beyond a de minimis amount, are produced. Stripping costs incurred during the production stage are treated as variable production costs included as a component of inventory, to be recognized in cost of sales and other direct production costs in the same period as the revenue from the sale of inventory. When stripping costs incurred during the production phase result in the construction of an asset with an alternative use, such as a tailings storage facility, a portion of those stripping costs are capitalized.

Costs for exploration, pre-development, secondary development at operating mines, including drilling costs related to those activities (discussed further below), and maintenance and repairs on capitalized properties, plants and equipment are charged to operations as incurred. Exploration costs include those relating to activities carried out in search of previously unidentified resources or exploration targets, (a) at undeveloped concessions, or (b) at operating mines already containing proven and probable reserves, where a determination remains pending as to whether new target deposits outside of the existing reserve areas can be economically developed. Pre-development activities involve costs incurred in the exploration stage that may ultimately benefit production, such as underground ramp development, which are expensed due to the lack of evidence of economic viability, which is necessary to demonstrate future recoverability of these expenses. At an underground mine, secondary development costs are incurred for preparation of an ore body for production in a specific ore block, stope or work area, providing a relatively short-lived benefit only to the mine area they relate to, and not to the ore body as a whole. Primary development costs benefit long-term production, multiple mine areas, or the ore body as a whole, and are therefore capitalized.

Drilling, development and related costs are either classified as exploration, pre-development or secondary development, as defined above, and charged to operations as incurred, or capitalized, based on the following criteria:

- whether the costs are incurred to further define resources or exploration targets at and adjacent to existing reserve areas or intended to assist with mine planning within a reserve area;
- whether the drilling or development costs relate to an ore body that has been determined to be commercially mineable, and a decision has been made to put the ore body into commercial production; and
- whether, at the time the cost is incurred: (a) the expenditure embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) we can obtain the benefit and control others' access to it, and (c) the transaction or event giving rise to our right to or control of the benefit has already occurred.

If all of these criteria are met, drilling, development and related costs are capitalized. Drilling and development costs not meeting all of these criteria are expensed as incurred. The following factors are considered in determining whether or not the criteria listed above have been met, and capitalization of drilling and development costs is appropriate:

- completion of a favorable economic study and mine plan for the ore body targeted;
- authorization of development of the ore body by management and/or the Board of Directors; and
- there is a justifiable expectation, based on applicable laws and regulations, that issuance of permits or resolution of legal issues and/or contractual requirements necessary for us to have the right to or control of the future benefit from the targeted ore body have been met.

Drilling and related costs of $12.2 million, $12.4 million, and $17.6 million for the years ended December 31, 2025, 2024 and 2023, respectively, met our criteria for capitalization listed above at our production stage properties.

When assets are retired or sold, the costs and related allowances for depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in current period net income (loss).

Our mineral interests, which are tangible assets, include acquired undeveloped mineral interests and royalty interests. Undeveloped mineral interests include: (i) resources which are measured, indicated or inferred with insufficient drill spacing or quality to qualify as proven and probable reserves; and (ii) inferred material and exploration targets not immediately adjacent to existing proven and probable reserves but accessible within the immediate mine infrastructure. Residual values for undeveloped mineral interests represent the expected fair value of the interests at the time we plan to convert, develop, further explore or dispose of the interests and are evaluated at least annually.

H. Depreciation, Depletion and Amortization — Capitalized costs are depreciated or depleted using the straight-line method or units-of-production method at rates sufficient to depreciate such costs over the shorter of estimated productive lives of such facilities or the useful life of the individual assets. Productive lives range from 2 to 14 years, but do not exceed the useful life of the individual asset. Determination of expected useful lives for amortization calculations are made on a property-by-property or asset-by-asset basis at least annually. Our estimates for reserves and resources are a key component in determining our units-of-production depreciation rates, with net book value of many assets depreciated over remaining estimated reserves. Reserves are estimates made by our professional technical personnel of the amount of metals that they believe could be economically and legally extracted or produced at the time of the reserve determination (discussed in *J. Proven and Probable Mineral Reserves* below). Our estimates of proven and probable mineral reserves and resources may change, possibly in the near term, resulting in changes to depreciation, depletion and amortization rates in future reporting periods.

Undeveloped mineral interests and value beyond proven and probable reserves are not amortized until such time as there are proven and probable reserves or the related mineralized material is converted to proven and probable reserves. At that time, the basis of the mineral interest is amortized on a units-of-production basis. Pursuant to our policy on impairment of long-lived assets (discussed further below), if it is determined that an undeveloped mineral interest cannot be economically converted to proven and probable reserves and its carrying value exceeds its estimated undiscounted future cash flows, the basis of the mineral interest is reduced to its fair value and an impairment loss is recorded to expense in the period in which it is determined to be impaired.

I. Impairment of Long-lived Assets — Management reviews and evaluates the net carrying value of all facilities, including idle facilities, for impairment upon the occurrence of events or changes in circumstances that indicate that the related carrying amounts may not be recoverable. We perform the test for recoverability of each property based on the estimated probability adjusted undiscounted expected future cash flows that will be generated from operations at each property, potential future asset disposals, the estimated salvage value of the surface plant and equipment, and the value associated with property interests.

Although management has made what it believes to be a reasonable estimate of factors based on current conditions and information, assumptions underlying future cash flows, which includes the estimated value of resources and exploration targets, are subject to significant risks and uncertainties. Estimates of undiscounted expected future cash flows are dependent upon, among other factors, estimates of: (i) metals to be recovered from proven and probable mineral reserves and identified resources and exploration targets beyond proven and probable reserves, (ii) future production and capital costs, (iii) estimated metals prices (considering current and historical prices, forward pricing curves and related factors) over the estimated remaining mine life, (iv) market values of mineral interests and (v) potential estimated sales value. It is possible that changes could occur in the near term that could adversely affect our estimate of future cash flows to be generated from our operating properties. If estimated probability adjusted undiscounted expected cash flows are less than the carrying value of a property, an impairment loss is recognized for the difference between the carrying value and fair value of the property.

J. Proven and Probable Mineral Reserves — At least annually, management reviews the reserves used to estimate the quantities and grades of ore at our mines which we believe can be recovered and sold economically. Management's calculations of proven and probable mineral reserves are based on financial, engineering and geological estimates, including future metals prices and operating costs, and an assessment of our ability to obtain the permits required to mine and process the material. From time to time, management obtains external audits or reviews of reserves.

Reserve estimates will change as existing reserves are depleted through production, as additional reserves are proven and added to the estimates and as market prices of metals, production or capital costs, smelter terms, the grade or tonnage of the deposit, throughput, dilution of the ore or recovery rates change.

K. Leases — Contractual arrangements are assessed at inception to determine if they represent or contain a lease. Right-of-use ("ROU") assets related to operating leases are separately reported in the Consolidated Balance Sheets. ROU assets related to finance leases are included in Properties, plants, equipment and mine development, net.

Operating and finance lease ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. When the rate implicit to the lease cannot be readily determined, we utilize our incremental borrowing rate in determining the present value of the future lease payments. The incremental borrowing rate is derived from information available at the lease commencement date and represents the rate of interest that we would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The ROU asset includes any lease payments made and lease incentives received prior to the commencement date. Operating lease ROU assets also include any cumulative prepaid or accrued rent when the lease payments are uneven throughout the lease term. The ROU assets and lease liabilities may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option.

L. Income and Mining Taxes — We provide for federal, state and foreign income taxes currently payable, as well as those deferred, due to timing differences between reporting income and expenses for financial statement purposes versus tax purposes. Federal, state/provincial and foreign tax benefits are recorded as a reduction of income taxes, when applicable. We record deferred tax assets and liabilities for expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of those assets and liabilities, as well as operating loss and tax credit carryforwards, using enacted tax rates in effect in the years in which the differences are expected to reverse. We have elected to account for global intangible low-taxed income tax GILTI as a period cost and recognize the tax expense on income from foreign jurisdiction in the year incurred.

We evaluate uncertain tax positions in a two-step process, whereby (i) it is determined whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the related tax authority would be recognized.

We evaluate our ability to realize deferred tax assets by considering the sources and timing of taxable income, including the reversal of existing temporary differences, the ability to carryback tax attributes to prior periods, qualifying tax-planning strategies, and estimates of future taxable income exclusive of reversing temporary differences. In determining future taxable income, the Company's assumptions include the amount of pre-tax operating income according to different state, federal and international taxing jurisdictions, the origination of future temporary differences, and the implementation of feasible and prudent tax-planning strategies. Should we determine that a portion of our deferred tax assets will not be realized, a valuation allowance is recorded in the period that such determination is made. When we determine, based on the existence of sufficient evidence, that more or less of the deferred tax assets are more likely than not to be realized, an adjustment to the valuation allowance is made in the period such a determination is made.

We classify as income taxes mine license taxes incurred in the states of Alaska and Idaho, the net proceeds taxes incurred in Nevada, and resource taxes incurred in Quebec and Yukon, Canada.

M. Reclamation and Remediation Costs (Asset Retirement Obligations) — At our operating properties, we record a liability for the present value of our estimated environmental remediation costs, and the related asset created with it, in the period in which the liability is incurred. The liability is accreted and the asset is depreciated over the life of the related assets. Adjustments for changes resulting from the passage of time and changes to either the timing or amount of the original present value estimate underlying the obligation are made in the period incurred.

At our non-operating properties, we accrue costs associated with environmental remediation obligations when it is probable that such costs will be incurred and they are reasonably estimable. Accruals for estimated losses from environmental remediation obligations have historically been recognized no later than completion of the remediation feasibility study for such facility and are charged to current earnings under provision for closed operations and environmental matters. Costs of future expenditures for environmental remediation are not discounted to their present value unless subject to a contractually obligated fixed payment schedule. Such costs are based on management's current estimate of amounts to be incurred when the remediation work is performed, within current laws and regulations.

Future closure, reclamation and environmental-related expenditures are difficult to estimate in many circumstances, due to the early stage nature of investigations, uncertainties associated with defining the nature and extent of environmental contamination, the application of laws and regulations by regulatory authorities, and changes in reclamation or remediation technology. We periodically review accrued liabilities for such reclamation and remediation costs as evidence becomes available indicating that our liabilities have potentially changed. Changes in estimates at our non-operating properties are reflected in current period net income (loss).

N. Revenue Recognition and Trade Accounts Receivable — Sales of all metals products sold directly to customers, including by-product metals, are recorded as revenues and accounts receivable upon completion of the performance obligations and transfer of control of the product to the customer. For sales of metals from refined doré, the performance obligation is met, the transaction price is known, and revenue is recognized at the time of transfer of control of the agreed-upon metal quantities to the customer by the refiner. For sales of unrefined doré and carbon material, the performance obligation is met, the transaction price is known, and revenue is recognized at the time of transfer of title and control of the doré or carbon containing the agreed-upon metal quantities to the customer. For concentrate sales, the performance obligation is met, the transaction price can be reasonably estimated, and revenue is recognized generally at the time of shipment at estimated forward prices for the anticipated month of settlement. Due to the time elapsed from shipment to the customer and the final settlement with the customer, we must estimate the prices at which sales of our concentrates will be settled. Previously recorded sales and accounts receivable are adjusted to estimated settlement metals prices until final settlement by the customer. As discussed in *P. Risk Management Contracts* below, we seek to mitigate this exposure by using financially-settled forward contracts for some of the metals contained in our concentrate shipments.

Refining, selling and shipping costs related to sales of doré, metals from doré, and carbon are recorded to cost of sales and other direct production costs as incurred. Sales and accounts receivable for concentrate shipments are recorded net of charges by the customers for treatment, refining, smelting losses, and other charges negotiated by us with the customers. Charges are estimated by us upon shipment of concentrates based on contractual terms, and actual charges typically do not vary materially from our estimates. Costs charged by customers include fixed costs per ton of concentrate, and price escalators which allow the customers to participate in the increase of lead and zinc prices above a negotiated baseline.

The Company's wholly owned subsidiary Elsa Reclamation and Development Company Ltd. ("ERDC"), generates revenue from performing environmental remediation services for the Crown-Indigenous Relations and Northern Affairs Canada ("CIRNAC"), a department of the Federal Government of Canada. ERDC and CIRNAC agree on annual work plans, which detail the scope of activities to be completed. Based on the work plan, the performance obligations to be met and the transaction price is known. Revenue is recognized on a monthly basis, as the required environmental remediation services performance obligations are completed and CIRNAC approves the activities performed. Modification to the scope of work would be agreed to separately with CIRNAC as no work outside of the work plan is reimbursable.

O. Foreign Currency — The functional currency for our operations located in the U.S., Mexico and Canada is the U.S. dollar ("USD") for all periods presented. Accordingly, for Casa Berardi and Keno Hill in Canada and San Sebastian in Mexico, we have translated our monetary assets and liabilities at the period-end exchange rate, and non-monetary assets and liabilities at historical rates, with income and expenses translated at the average exchange rate for the current period. All translation gains and losses have been included in the current period net income (loss). Expenses incurred at our foreign operations and denominated in CAD and MXN expose us to exchange rate fluctuations between those currencies and the USD. As discussed in *P. Risk Management Contracts* below, we seek to mitigate this exposure by using financially-settled forward contracts to sell CAD.

P. Risk Management Contracts — We use derivative financial instruments as part of an overall risk-management strategy as a means of managing exposure to changes in metals prices and exchange rate fluctuations between the USD and CAD. We do not hold or issue derivative financial instruments for speculative trading purposes. We measure derivative contracts as assets or liabilities based on their fair value. Amounts recognized for the fair value of derivative asset and liability positions with the same counterparty and which would be settled on a net basis are offset against each other on our consolidated balance sheets. Gains or losses resulting from changes in the fair value of derivatives in each period are recorded either in current earnings or other comprehensive income ("OCI"), depending on the use of the derivative, whether it qualifies for hedge accounting and whether that hedge is effective. Amounts deferred in OCI are reclassified to sales of products (for metals price-related contracts) or cost of sales and other direct production costs (for foreign currency-related contracts). Ineffective portions of any change in fair value of a derivative are recorded in current period other operating income (expense). For derivatives qualifying as hedges, when the hedged items are sold, extinguished or terminated, or it is determined the hedged transactions are no longer likely to occur, gains or losses on the derivatives are reclassified from OCI to current earnings. As of December 31, 2025 and 2024, certain of our foreign currency-related forward contracts and metals prices hedges qualified for hedge accounting, with unrealized gains and loss related to the effective portion of the contracts included in OCI.

Q. Stock-Based Compensation — The fair values of equity instruments granted to employees that have vesting periods are expensed over the vesting periods on a straight-line basis. The fair values of instruments having no vesting period are expensed when granted. Stock-based compensation expense is recorded among general and administrative expenses, exploration and pre-development and cost of sales and other direct production costs.

R. Basic and Diluted Income (Loss) Per Common Share — We calculate basic income (loss) per share on the basis of the weighted average number of shares of common stock outstanding during the period. Diluted income per share is calculated using the weighted average number of shares of common stock outstanding during the period plus the effect of potential dilutive common shares during the period using the treasury stock and if-converted methods.

S. Comprehensive Income (Loss) — In addition to net income (loss), comprehensive income (loss) includes certain changes in equity during a period, such as adjustments to minimum pension liabilities, adjustments to recognize the over-funded or under-funded status of our defined benefit pension plans, and the change in fair value of derivative contracts designated as hedge transactions, net of tax, if applicable.

T. Reclassifications — Certain amounts in 2023 have been reclassified to conform with the 2025 and 2024 presentation.

U. New Accounting Pronouncements —

Accounting Standards Updates that Became Effective in the Current Period

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvement to Income Tax Disclosures, amending income tax disclosure requirements for the effective tax rate reconciliation and income taxes paid. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2024 and are applied prospectively. Early adoption and retrospective application of the amendments are permitted. We retrospectively adopted the income tax disclosures required under the amendments in the year ended December 31, 2025 consolidated financial statements.

Accounting Standards Updates to Become Effective in Future Periods

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income (Topic 220): Expense Disaggregation Disclosures, which includes amendments to require the disclosure of certain specific costs and expenses that are included in a relevant expense caption on the face of the income statement. Specific costs and expenses that would be required to be disclosed include: purchases of inventory, employee compensation, depreciation and intangible asset amortization. Additionally, a qualitative description of other items is required, equal to the difference between the relevant expense caption and the separately disclosed specific costs. The amendments in ASU 2024-03 are effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, and are applied either prospectively or retrospectively at the option of the Company. We are evaluating the impact of the amendments on our consolidated financial statements and disclosures.

Note 3: Investments

At December 31, 2025 the fair value of our investments was $107.5 million, of which $59.6 million were presented as current investments and $47.8 million as non-current investments (2024: $33.9 million). Our investments consist of marketable equity securities which are carried at fair value and includes our investment in Cascadia which was previously accounted for under the equity method. We invested an additional $0.1 million in Cascadia in 2024, and recognized $0.1 million, $0.7 million and $0.3 million in equity losses of Cascadia during 2025, 2024 and 2023, respectively, which is included in the line item "Other income, net" in our Consolidated Statement of Operations and Comprehensive Income (Loss), prior to discontinuing equity accounting in August 2025 following the loss of significant influence over Cascadia. During 2023 we acquired marketable equity securities at a cost of $9.0 million. During 2025 we recognized $51.9 million in realized and unrealized gains and in 2024 and 2023, we recognized $3.7 million in unrealized gains and $0.2 million in net unrealized losses, respectively, as part of the line item fair value adjustments, net on our statement of consolidated operations and comprehensive income (loss).

Note 4: Business Segments, Sales of Products and Significant Customers

We discover, acquire and develop mines and other mineral interests and produce and market (i) concentrates containing silver, gold, lead, zinc and copper (ii) carbon material containing silver and gold, and (iii) doré containing silver and gold. We are currently organized and managed in four segments: Greens Creek, Lucky Friday, Keno Hill and Casa Berardi.

The Company regularly reviews its segment reporting for alignment with its strategic goals and operational structure as well as for evaluation of business performance and the allocation of resources by Hecla's President and Chief Executive Officer, who has been identified as our Chief Operating Decision Maker. The CODM evaluates the performance for all of our reportable segments based on segment gross profit or loss. For all segments, the CODM uses segment gross profit or loss to assess segment performance and allocate resources for each segment predominantly in the annual budget and forecasting process. The CODM considers budget to actual variances on a monthly basis when making decisions about allocating capital and personnel to the segments. Significant segment expenses that are components of total cost of goods sold and drive the financial performance of our reportable segments are (i) salaries, wages and other benefits, (ii) contractors, (iii) materials and consumables (iv) change in product inventory and (v) other direct production costs. In further evaluating the operational performance of each segment, the CODM also considers the amount of metals production versus budget, and the grade of the metal processed. Intersegment sales are transacted on the same basis as sales to third parties.

General corporate activities not associated with operating mines and their various exploration activities, as well as idle properties and environmental remediation services in the Yukon, Canada, are presented as "other." The nature of the items that reconcile gross profit (loss) to income (loss) before income and mining taxes are not related to our reportable segments.

The tables below present information about our reportable segments as of and for the years ended December 31, 2025, 2024 and 2023 (in thousands).

Year ended December 31, 2025	Greens Creek	Lucky Friday	Keno Hill	Casa Berardi	Total Reportable Segments	Other	Total
Metal sales	$ 612,827	$ 306,640	$ 145,317	$ 319,117	$ 1,383,901	$ —	$ 1,383,901
Environmental remediation services	—	—	—	—	—	39,118	39,118
Intersegment sales	—	—	6,123	—	6,123	—	6,123
Reconciliation of sales	612,827	306,640	151,440	319,117	1,390,024	39,118	1,429,142
Elimination of intersegment sales	—	—	(6,123)	—	(6,123)	—	(6,123)
Total consolidated sales							1,423,019
Cost of sales and other direct production costs							
Salaries, wages and other benefits	75,888	63,134	28,459	50,791	218,272	596	218,868
Contractors	7,425	15,628	14,746	36,247	74,046	37,295	111,341
Materials and consumables	106,959	44,817	27,300	56,077	235,153	679	235,832
Product inventory change	1,258	346	(1,452)	2,774	2,926	—	2,926
Other direct production costs	42,691	(1,290)	2,830	27,597	71,828	4	71,832
Depreciation, depletion and amortization	55,959	51,055	19,769	33,234	160,017	—	160,017
Gross profit	$ 322,647	$ 132,950	$ 53,665	$ 112,397	$ 621,659	$ 544	$ 622,203
Other operating expenses [(a)]							107,408
Income from operations							514,795
Other Expense:							
Interest expense							(41,581)
Fair value adjustments, net							12,455
Foreign exchange gain, net							(5,764)
Other income							(726)
Income before income and mining taxes							$ 479,179
Capital additions	$ 54,617	$ 72,933	$ 58,192	$ 61,514	$ 247,256	$ 5,133	$ 252,389
Identifiable assets	640,011	688,997	505,205	776,947	2,611,160	949,485	3,560,645

(a) Other operating expense items include general and administrative, exploration and pre-development, ramp-up and suspension costs, provision for closed operations and environmental matters, write-down of property, plant and equipment and other operating (income) expense, net.

Casa Berardi's income from operations for 2025 includes $5.5 million of insurance proceeds received and are recorded as part of "Other operating income, net" in our Consolidated Statements of Operations and Comprehensive Income (Loss).

Year ended December 31, 2024	Greens Creek	Lucky Friday	Keno Hill	Casa Berardi	Total Reportable Segments	Other	Total
Metal sales	$ 421,574	$ 203,154	$ 74,962	$ 209,679	$ 909,369	$ —	$ 909,369
Environmental remediation services	—	—	—	—	—	20,556	20,556
Intersegment sales	—	—	3,834	—	3,834	—	3,834
Reconciliation of sales	421,574	203,154	78,796	209,679	913,203	20,556	933,759
Elimination of intersegment sales	—	—	(3,834)	—	(3,834)	—	(3,834)
Total consolidated sales							929,925
Cost of sales and other direct production costs							
Salaries, wages and other benefits	69,990	52,879	29,658	49,345	201,872	206	202,078
Contractors	6,135	14,154	22,960	23,982	67,231	19,696	86,927
Materials and consumables	93,223	39,957	28,648	55,867	217,695	625	218,320
Product inventory change	5,858	(2,628)	(8,902)	(3,269)	(8,941)	—	(8,941)
Other direct production costs	39,471	1,281	13,216	24,854	78,822	—	78,822
Transfer to ramp-up and suspension costs [a]	—	(2,207)	(26,754)	—	(28,961)	—	(28,961)
Depreciation, depletion and amortization	53,450	41,049	16,136	72,835	183,470	—	183,470
Gross profit (loss)	$ 153,447	$ 58,669	$ —	$ (13,935)	$ 198,181	$ 29	$ 198,210
Other operating expenses [b]							91,934
Income from operations							106,276
Other Expense:							
Interest expense							(49,834)
Fair value adjustments, net							(2,204)
Foreign exchange gain, net							7,552
Other income							4,426
Income before income and mining taxes							$ 66,216
Capital additions	$ 47,795	$ 49,592	$ 54,869	$ 60,704	$ 212,960	$ 1,532	$ 214,492
Identifiable assets	564,334	587,945	413,982	687,080	2,253,341	727,719	2,981,060

(a) Total cost of sales in excess of sales value are transferred to ramp-up and suspension costs.

(b) Other operating expense items include general and administrative, exploration and pre-development, ramp-up and suspension costs, provision for closed operations and environmental matters, write-down of property, plant and equipment and other operating (income) expense, net.

Lucky Friday's income from operations for 2024 includes $50.0 million of business interruption and property damage insurance proceeds received during the respective periods related to the fire which suspended Lucky Friday's operations from August 2023 through January 8, 2024. The insurance proceeds received are recorded as part of "Other operating (income) expense, net" in our Consolidated Statements of Operations and Comprehensive Income (Loss).

During 2024, the Company wrote down $14.6 million of property, plant and mine development which had no salvage value. Of this amount, $13.9 million is included in Lucky Friday's income from operations and is related to the remote vein miner machine for which (i) we no longer had a use following the success of the Underhand Closed Bench mining method, (ii) we had been unsuccessful in locating a buyer, and (iii) the vendor advised us during the period that it would discontinue support for the program. The write down is recorded as part of "Write down of Property, Plant and Mine Development" in our Consolidated Statements of Operations and Comprehensive Income (Loss).

Year ended December 31, 2023	Greens Creek	Lucky Friday	Keno Hill	Casa Berardi	Total Reportable Segments	Other	Total
Metal sales	$ 384,504	$ 116,284	$ 35,518	$ 177,678	$ 713,984	$ 960	$ 714,944
Environmental remediation services	—	—	—	—	—	5,283	5,283
Intersegment sales	—	—	—	—	—	—	—
Reconciliation of sales	384,504	116,284	35,518	177,678	713,984	6,243	720,227
Elimination of intersegment sales	—	—	—	—	—	—	—
Total consolidated sales							720,227
Cost of sales and other direct production costs							
Salaries, wages and employee benefits	68,183	43,142	21,569	51,201	184,095	3,029	187,124
Contractors	5,917	8,681	10,472	31,912	56,982	1,125	58,107
Materials and consumables	89,850	27,030	18,018	48,130	183,028	1,606	184,634
Product inventory change	4,266	8,014	(1,163)	2,913	14,030	269	14,299
Other direct production costs	37,684	(1,460)	12,138	23,376	71,738	1,207	72,945
Transfer to ramp-up and suspension costs [a]	—	(25,548)	(29,793)	(2,228)	(57,569)	(1,036)	(58,605)
Depreciation, depletion and amortization	53,995	24,325	4,277	66,037	148,634	140	148,774
Gross profit (loss)	$ 124,609	$ 32,100	$ —	$ (43,663)	$ 113,046	$ (97)	$ 112,949
Other operating expenses [b]							157,623
Loss from operations							(44,674)
Other Expense:							
Interest expense							(43,319)
Fair value adjustments, net							2,925
Foreign exchange loss, net							(3,810)
Other income							5,883
Loss before income and mining taxes							$ (82,995)
Capital additions	$ 43,542	$ 65,337	$ 44,672	$ 70,056	$ 223,607	$ 280	$ 223,887
Identifiable assets	569,369	578,110	362,986	683,035	2,193,500	817,604	3,011,104

(a) Total cost of sales in excess of sales value are transferred to ramp-up and suspension costs.
(b) Other operating expense items include general and administrative, exploration and pre-development, ramp-up and suspension costs, provision for closed operations and environmental matters, write-down of property, plant and equipment and other operating (income) expense, net.

The following are our long-lived assets by geographic area as of December 31, 2025 and 2024 (in thousands):

	2025	2024
United States	$ 1,714,956	$ 1,684,890
Canada	1,118,271	1,001,612
Mexico	7,600	7,617
Total long-lived assets	$ 2,840,827	$ 2,694,119

Our products consist of metal concentrates and carbon material, which we sell to custom smelters, metal traders and third-party processors, and unrefined bullion bars (doré), which may be sold as doré or further refined before sale to precious metal traders. Revenue is recognized upon the completion of the performance obligations and transfer of control of the product to the customer.

For sales of metals from refined doré at Casa Berardi, the performance obligation is met, the transaction price is known, and revenue is recognized at the time of transfer of control of the agreed-upon metal quantities to the customer by the refiner. Refining, selling and shipping costs related to sales of doré and metals from doré are recorded to cost of sales as incurred.

For sales of carbon materials, transfer of control takes place, the performance obligation is met, the transaction price is known, and revenue is recognized generally at the time of arrival at the customer's facility.

For concentrate sales, which we currently have at Greens Creek, Lucky Friday, and Keno Hill, the performance obligation is met, the transaction price can be reasonably estimated, and revenue is recognized generally at the time of shipment. Concentrates sold at Lucky Friday typically leave the mine and are received by the customer within the same day. However, there is a period of time between shipment of concentrates from Greens Creek and Keno Hill and their physical receipt by the customer, and judgment is required in determining when control has been transferred to the customer and the performance obligation has been met for those shipments. We have determined control is met, title is transferred and the performance obligation is met upon shipment of concentrate parcels from Greens Creek and Keno Hill because, at that time, 1) legal title is transferred to the customer, 2) the customer has accepted the parcel and obtained the ability to realize all of the benefits from the product, 3) the concentrate content specifications are known, have been communicated to the customer, and the customer has the significant risks and rewards of ownership of it, 4) it is very unlikely a concentrate parcel from Greens Creek will be rejected by a customer upon physical receipt, and 5) we have the right to payment for the parcel.

Judgment is also required in identifying our concentrate sales performance obligations. Most of our concentrate sales involve "frame contracts" with smelters that can cover multiple years and specify certain terms under which individual parcels of concentrates are sold. However, some terms are not specified in the frame contracts and/or can be renegotiated as part of annual amendments to the frame contract. We have determined parcel shipments represent individual performance obligations satisfied at the point in time when control of the shipment is transferred to the customer.

The amount of consideration we receive for our concentrate sales is variable and fluctuates due to changes in metals prices between the time of shipment and final settlement with the customer. However, we are able to reasonably estimate the transaction price for the concentrate sales at the time of shipment using forward prices for the month of settlement, and previously recorded sales and accounts receivable are adjusted to estimated settlement metals prices until final settlement with the customer. Also, it is unlikely a significant reversal of revenue for any one concentrate parcel will occur. As such, we use the expected value method to price the parcels until the final settlement date occurs, at which time the final transaction price is known. At December 31, 2025, metals contained in concentrate sales and exposed to future price changes totaled 3.5 million ounces of silver, 2,272 ounces of gold, 14,028 tons of zinc, and 8,322 tons of lead. However, as discussed in *Note 10*, we seek to mitigate the risk of price adjustments by using financially-settled forward contracts and commodity price collars for some of our sales.

Sales and accounts receivable for concentrate shipments are recorded net of charges for treatment, refining, smelting losses, and other charges negotiated by us with the customers, which represent components of the transaction price. Charges are estimated by us upon shipment of concentrates based on contractual terms, and actual charges typically do not vary materially from our estimates. Costs charged by customers include fixed treatment and refining costs per ton of concentrate and may include price escalators which allow the customers to participate in the increase of lead and zinc prices above a negotiated baseline. Costs for shipping concentrates to customers are recorded to cost of sales as incurred.

Sales of metal concentrates and metal products are made principally to custom smelters, third-party processors and metal traders. The percentage of metal sales contributed by each segment is reflected in the following table:

	Year Ended December 31,		
	2025	2024	2023
Greens Creek	44.3%	46.4%	53.7%
Lucky Friday	22.1%	22.3%	16.3%
Keno Hill	10.5%	8.2%	5.0%
Casa Berardi	23.1%	23.1%	24.9%
Other	—	—	0.1%
	100%	100%	100%

Total sales for the years ended December 31, 2025, 2024 and 2023 were as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Silver	$ 689,406	$ 413,980	$ 302,284
Gold	484,090	318,256	274,613
Lead	91,272	87,223	72,726
Zinc	131,954	130,767	116,230
Copper	3,194	416	—
Less: Smelter and refining charges	(16,015)	(41,273)	(50,909)
Total metal sales	1,383,901	909,369	714,944
Environmental remediation services	39,118	20,556	5,283
Total sales	$ 1,423,019	$ 929,925	$ 720,227

The following is metal sales information by geographic area based on the location of smelters and metal traders (for concentrate shipments) and the location of parent companies (for doré sales to metal traders) for the years ended December 31, 2025, 2024 and 2023 (in thousands):

	2025	2024	2023
United States	$ 60,679	$ 41,079	$ 36,307
Canada	647,064	457,423	375,092
Japan	56,233	44,561	52,744
Korea	611,284	181,372	127,590
China	29,804	183,644	103,534
Others	8,458	—	—
Total, excluding gains/losses on derivative contracts	$ 1,413,522	$ 908,079	$ 695,267

Metal sales by significant product type for the years ended December 31, 2025, 2024 and 2023 were as follows (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Doré and metals from doré – Greens Creek, Casa Berardi	$ 354,187	$ 238,124	$ 211,321
Carbon – Casa Berardi	12,878	7,670	4,333
Silver concentrate – Greens Creek, Lucky Friday, Keno Hill	870,489	493,584	356,941
Zinc concentrate – Greens Creek, Lucky Friday, Keno Hill	138,068	111,101	80,274
Precious metals concentrate – Greens Creek	37,900	57,600	42,398
Total, excluding gains/losses on forward contracts	$ 1,413,522	$ 908,079	$ 695,267

Metal sales for 2025, 2024 and 2023 included net losses of $29.6 million and net gains of $1.3 million and $19.7 million, respectively, on derivative contracts for silver, gold, lead and zinc contained in our sales. See *Note 10* for more information.

Metal sales from continuing operations to significant metals customers as a percentage of total sales were as follows for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,		
	2025	**2024**	**2023**
Customer A – Greens Creek, Lucky Friday	24.5%	28.1%	11.8%
Customer B – Greens Creek, Keno Hill	23.4%	18.5%	15.5%
Customer C – Greens Creek, Casa Berardi	13.9%	—	—
Customer D – Greens Creek, Casa Berardi	10.4%	—	—
Customer E – Greens Creek, Keno Hill	10.0%	15.9%	9.5%

Our trade accounts receivable balance related to contracts with customers was $170.2 million, $31.5 million and $19.4 million at December 31, 2025, 2024 and 2023, respectively, and included no allowance for credit losses. Trade accounts receivable balances with significant metals customers as of December 31, 2025, 2024 and 2023 were as follows:

	2025	**2024**	**2023**
Customer A	48.7%	46.1%	22.2%
Customer B	41.3%	16.8%	3.3%
Customer E	5.2%	28.2%	—
Customer H	4.4%	—	—
Customer G	0.4%	7.2%	24.2%
Customer K	—	—	34.8%

We have determined our contracts do not include a significant financing component. For doré sales and sales of metal from doré, payment is received at the time the performance obligation is satisfied. Payment for carbon sales is received within a relatively short period of time after the performance obligation is satisfied. The amount of consideration for concentrate sales is variable, and we receive payment for a significant portion of the estimated value of concentrate parcels within a relatively short period of time after the performance obligation is satisfied.

Our environmental services remediation revenue is all generated by our ERDC subsidiary and all from one customer CIRNAC. Annually, ERDC and CIRNAC agree to detailed work plans ("DWP") covering the planned activities from April 1 to March 31, the Canadian government's fiscal year. All DWPs are a separate performance obligation, which are satisfied over time as the services are performed and CIRNAC approves the work performed. Payment terms are 30 days after receipt of an invoice by CIRNAC. CIRNAC has the ability to cancel the contract with or without cause by providing written notice to the Company. ERDC is owed for work performed as of the date of cancellation. As at December 31, 2025, 2024 and 2023, CIRNAC owed us $8.2 million, $8.8 million and $3.6 million, which is included as part of "Other Accounts Receivable" on our consolidated balance sheet.

We do not incur significant costs to obtain contracts, nor costs to fulfill contracts which are not addressed by other accounting standards. Therefore, we have not recognized an asset for such costs as of December 31, 2025 and 2024.

Note 5: Environmental and Reclamation Activities

The liabilities accrued for our reclamation and closure costs at December 31, 2025 and 2024 were as follows (in thousands):

	2025	**2024**
Operating properties:		
Greens Creek	$ 51,634	$ 38,737
Lucky Friday	14,914	10,982
Keno Hill	3,733	3,500
Casa Berardi	75,986	17,005
Non-operating properties:		
Nevada	35,885	33,700
Troy mine	3,007	3,385
Johnny M	9,703	10,148
All other sites	7,404	7,453
Total	202,266	124,910
Reclamation and closure costs, current	(13,795)	(13,748)
Reclamation and closure costs, non-current	$ 188,471	$ 111,162

The activity in our accrued reclamation and closure cost liability for the years ended December 31, 2025, 2024 and 2023 was as follows (in thousands):

Balance at January 1, 2023	116,999
Accruals for estimated costs and revisions due to changes in reclamation plans	2,923
Accretion expense	7,740
Payment of reclamation obligations	(7,205)
Balance at December 31, 2023	120,457
Accruals for estimated costs and revisions due to changes in reclamation plans	7,144
Accretion expense	5,806
Payment of reclamation obligations	(8,497)
Balance at December 31, 2024	124,910
Accruals for estimated costs and revisions due to changes in reclamation plans	75,449
Accretion expense	7,331
Payment of reclamation obligations	(5,424)
Balance at December 31, 2025	$ 202,266

Asset Retirement Obligations

Below is a reconciliation as of December 31, 2025 and 2024 (in thousands) of the asset retirement obligations ("ARO") which are included in our total accrued reclamation and closure costs of $202.3 million and $124.9 million, respectively, discussed above. The estimated reclamation and closure costs were discounted using credit adjusted, risk-free interest rates ranging from 5.75% to 14.5% from the time we incurred the obligation to the time we expect to pay the retirement obligation.

	2025	2024
Balance January 1	$ 105,432	$ 99,067
Changes in obligations due to changes in reclamation plans	71,504	5,226
Accretion expense	7,331	5,806
Payment of asset retirement obligations	(662)	(4,667)
Balance at December 31	$ 183,605	$ 105,432

Payments for reclamation obligations were incurred at Lucky Friday and Greens Creek, and at our former operating mines San Sebastian, Troy and Johnny M.

The AROs related to the changes described above were discounted using a credit adjusted, risk-free interest rate of between 2.75% and 7.5% and inflation rates ranging from 1.8% to 4%.

Note 6: Employee Benefit Plans

Pensions and Other Post-retirement Plans

We sponsor defined benefit pension plans covering substantially all U.S. employees and a Supplemental Excess Retirement Plan ("SERP") covering certain eligible employees. During July 2024, we closed the Hecla Mining Company Retirement Plan for Employees (the "Hecla Plan") to new participants. The closure of the Hecla Plan does not affect employees hired prior to July 19, 2024, and they will continue to accrue benefits. Benefits to retirees will continue unchanged.

The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ended December 31, 2025, and the funded status as of December 31, 2025 and 2024 (in thousands):

	Pension Benefits	
	2025	2024
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 168,004	$ 149,426
Service cost	4,270	3,659
Interest cost	8,377	8,302
Change due to mortality change	266	2,430
Change due to discount rate change	(3,739)	10,819
Actuarial return	249	1,714
Benefits paid	(9,237)	(8,346)
Benefit obligation at end of year	168,190	168,004
Change in fair value of plan assets:		
Fair value of plan assets at beginning of year	184,334	176,958
Actual return on plan assets	31,372	15,722
SERP assets to non-current investments	(39,641)	—
Benefits paid	(7,961)	(8,346)
Fair value of plan assets at end of year	168,104	184,334
Funded status at end of year	$ (86)	$ 16,330

The assets of the SERP are recorded in investments in the consolidated balance sheet as these are held in a Rabbi Trust and not classified as Plan Assets. An out-of-period correction was made to reclassify the SERP assets to non-current investments.

The following table provides the amounts recognized in the consolidated balance sheets as of December 31, 2025 and 2024 (in thousands):

| | Pension Benefits | |
	2025	2024
Non-current assets:		
Accrued benefit asset	$ 22,369	$ 19,879
Pension liability		
Accrued current benefit liability	—	(1,556)
Accrued benefit liability	(22,455)	(1,993)
Accumulated other comprehensive loss	3,870	19,489
Net amount recognized	$ 3,784	$ 35,819

The benefit obligation and prepaid benefit costs were calculated by applying the following weighted average assumptions:

| | Pension Benefits | |
	2025	2024
Discount rate: net periodic pension cost	5.35%	5.14%
Discount rate: projected benefit obligation	5.35%	5.14%
Expected rate of return on plan assets	7.25%	7.25%
Rate of compensation increase: net periodic pension cost	3.5%[1]	3%
Rate of compensation increase: projected benefit obligation	3.5%[1]	3%

(1) 3.5% for 2025 and 2026, 3% per year thereafter.

The above assumptions were calculated based on information as of December 31, 2025 and 2024, the measurement dates for the plans. The discount rate is based on the yield curve for investment-grade corporate bonds as published by the U.S. Treasury Department. The expected rate of return on plan assets is based upon consideration of the plan's current asset mix, historical long-term return rates and the plan's historical performance. Our current assumption for the rate on plan assets is 7.25%. The vested benefit obligation is determined based on the actuarial present value of benefits to which employees are currently entitled, based on employees' expected date of separation or retirement.

Net periodic pension cost for the plans consisted of the following in 2025, 2024, and 2023 (in thousands):

| | Pension Benefits | | |
	2025	2024	2023
Service cost	$ 4,270	$ 3,659	$ 3,794
Interest cost	8,377	8,302	7,974
Expected return on plan assets	(10,187)	(12,544)	(12,428)
Amortization of prior service cost	82	265	500
Amortization of net loss (gain)	2,030	61	(188)
Net periodic pension (benefit) cost	$ 4,572	$ (257)	$ (348)

The service cost component of net periodic pension cost is included in the same line items of our consolidated financial statements as other employee compensation costs. The net cost (benefit) of $0.3 million, ($3.9) million and ($4.1) million for 2025, 2024 and 2023, respectively, related to all other components of net periodic pension cost is included in other income on our consolidated statements of operations and comprehensive income (loss).

Each defined benefit pension plan's statement of investment policy delineates the responsibilities of the board, the committee which administers the plan, the investment manager(s), and investment adviser/consultant, and provides guidelines on investment management. Investment objectives are established for each of the asset categories included in the pension plans with comparisons of performance against appropriate benchmarks. Each plan's policy calls for investments to be supervised by qualified investment managers. The investment managers are monitored on an ongoing basis by our outside consultant, with formal reporting to us and the consultant performed each quarter. The policy sets forth the following allocation of assets:

	Target	Maximum
Large cap U.S. equities	17%	20%
Small cap U.S. equities	8%	10%
Non-U.S. equities	25%	30%
U.S. Fixed income	18%	23%
Emerging markets debt	5%	8%
Real estate	15%	18%
Absolute return	5%	7%
Company stock/Real return	7%	13%

Each defined benefit pension plan's statement of investment policy and objectives aspires to achieve the assumed long term rate of return on plan assets established by the plan's actuary plus one percent.

Accounting guidance has established a hierarchy of assets measured at fair value on a recurring basis. The three levels included in the hierarchy are:

Level 1: quoted prices in active markets for identical assets or liabilities

Level 2: significant other observable inputs

Level 3: significant unobservable inputs

The fair values by asset category in each pension plan, along with their hierarchy levels, are as follows as of December 31, 2025 (in thousands):

	Hecla Plan				Lucky Friday			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Investments measured at fair value								
Interest-bearing cash	$ 568	$ —	$ —	$ 568	$ 156	$ —	$ —	$ 156
Common stock	7	—	—	7	—	—	—	—
Mutual funds	78,805	—	—	78,805	18,574	—	—	18,574
Total investments in the fair value hierarchy	79,380	—	—	79,380	18,730	—	—	18,730
Investments measured at net asset value								
Real estate funds	—	—	—	18,585	—	—	4,348	4,348
Common collective funds	—	—	—	38,356	—	5,270	3,435	8,705
Total investments measured at net asset value	—	—	—	56,941	—	5,270	7,783	13,053
Total fair value	$ 79,380	$ —	$ —	$ 136,321	$ 18,730	$ 5,270	$ 7,783	$ 31,783

The fair values by asset category in each defined benefit pension plan, along with their hierarchy levels, were as follows as of December 31, 2024 (in thousands):

	Hecla Plan				Lucky Friday			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Investments measured at fair value								
Interest-bearing cash	$ 2,699	$ —	$ —	$ 2,699	$ 123	$ —	$ —	$ 123
Common stock	18,874	—	—	18,874	2,932	—	—	2,932
Mutual funds	87,823	—	—	87,823	13,016	—	—	13,016
Total investments in the fair value hierarchy	109,396	—	—	109,396	16,071	—	—	16,071
Investments measured at net asset value								
Real estate funds	—	—	—	16,318	—	—	—	3,698
Common collective funds	—	—	—	31,688	—	—	—	7,163
Total investments measured at net asset value	—	—	—	48,006	—	—	—	10,861
Total fair value	$ 109,396	$ —	$ —	$ 157,402	$ 16,071	$ —	$ —	$ 26,932

Common stock investments included investments in Hecla common stock as of December 31, 2025 of $18.5 million (2024: $18.9 million) for the Hecla Plan and $3.0 million (2024: $2.9 million) for the Lucky Friday retirement plan.

Generally, investments are valued based on information provided by fund managers to each plan's trustee as reviewed by management and its investment advisers. Mutual funds and equities are valued based on available exchange data. Commingled equity funds consist of publicly-traded investments.

Fair value for real estate funds, hedge funds and common collective equity funds is measured using the net asset value per share (or its equivalent) practical expedient ("NAV"), and has not been categorized in the fair value hierarchy. There are no unfunded commitments related to these investments. There are no restrictions on redemptions of these funds as of December 31, 2025, except as limited by the redemption terms discussed below. The following summarizes information on the asset classes measured using NAV:

	Investment strategy	Redemption terms
Real estate funds	Invest in real estate properties among the four major property types (office, industrial, retail and multi-family)	Allowed quarterly with notice of between 45 and 60 days
Hedge funds	Invest in a variety of asset classes which aim to diversify sources of returns	Allowed quarterly with notice of 90 days
Common collective funds	Invest in U.S. large cap or small/medium cap public equities in actively traded managed equity portfolios	Allowed daily or with notice of 30 days

The following are estimates of future benefit payments, which reflect expected future service as appropriate, related to our pension plans (in thousands):

Year Ending December 31,	Pension Plans
2026	$ 10,273
2027	10,275
2028	10,549
2029	10,713
2030	10,996
Years 2031-2035	55,143

The last time we made a contribution to the plans was during 2023 in the form of $0.2 million in shares of our common stock contributed to the Hecla Plan, respectively. We do not expect to be required to contribute to our defined benefit plans in 2026, but we may choose to do so.

The following table indicates whether our pension plans had accumulated benefit obligations ("ABO") in excess of plan assets, or plan assets exceeded ABO. In 2025, one of our plans had ABOs in excess of plan assets. During 2024 two of our plans had plan assets in excess of the ABO and one did not (in thousands).

| | 2025 | | 2024 | |
	Plan Assets Exceed ABO	ABO Exceed Plan Assets	Plan Assets Exceed ABO	ABO Exceed Plan Assets
Projected benefit obligation	$ 145,736	$ 22,454	$ 48,251	$ 119,753
Accumulated benefit obligation	142,230	21,834	47,262	116,148
Fair value of plan assets	168,104	—	66,573	117,761

For the pension plans, the following amounts are included in "Accumulated other comprehensive income, net" on our balance sheet as of December 31, 2025, that have not yet been recognized as components of net periodic benefit cost (in thousands):

	Pension Benefits
Unamortized net loss	$ 3,647
Unamortized prior service cost	223

Except for a limited number of employees who participate in the SERP, non-U.S. employees are not eligible to participate in the defined benefit pension plans that we maintain for U.S. employees. Canadian employees participate in Canada's public retirement income system, which includes the following components: (i) the Canada (or Quebec) Pension Plan, which is an employee and employer contributory, earnings-related social insurance program, and (ii) the Old Age Security program. Mexican employees participate in Mexico's public retirement income system, which is based on contributions the employee, employer and the government submit to the retirement savings system. The system is administered through savings accounts managed by private fund managers selected by the participant.

Capital Accumulation Plans

Our Capital Accumulation Plan ("401(k) plan") is available to all U.S. salaried and certain hourly employees upon employment. We make a matching contribution in the form of cash or stock of 100% of an employee's contribution up to 6% of eligible earnings. Our matching contributions, all in Hecla common stock, were $5.1 million, $4.8 million and $4.6 million in 2025, 2024 and 2023, respectively.

We also maintain a 401(k) plan that is available to all hourly employees at Lucky Friday upon employment. When an employee meets eligibility requirements we make a matching cash contribution of 100% of the employee's contribution up to, but not exceeding, 6% of the employee's eligible earnings. Our matching contributions were $1.9 million, $1.6 million and $1.3 million in 2025, 2024 and 2023, respectively.

Note 7: Income and Mining Taxes

Major components of our income and mining tax (provision) benefit for the years ended December 31, 2025, 2024 and 2023 are as follows (in thousands):

	2025	2024	2023
Current:			
United States	$ —	$ —	$ —
State income and state mining taxes	(17,469)	(6,758)	(3,846)
Canada	—	—	—
Canada – provincial mining taxes	(9,531)	(3,968)	(3,322)
Total current income and mining tax (provision) benefit	(27,000)	(10,726)	(7,168)
Deferred:			
United States	(75,599)	(24,771)	(13,929)
State and state mining taxes	(17,242)	(5,664)	(3,129)
Canada	(15,720)	3,715	9,418
Canada – provincial mining taxes	(21,906)	7,032	13,586
Total deferred income and mining tax (provision) benefit	(130,467)	(19,688)	5,946
Total income and mining tax (provision) benefit	$ (157,467)	$ (30,414)	$ (1,222)

Domestic and foreign components of income (loss) before income and mining taxes for the years ended December 31, 2025, 2024 and 2023 are as follows (in thousands):

	2025	2024	2023
United States	$ 340,021	$ 121,273	$ 43,745
Canada	141,327	(52,568)	(122,637)
Mexico	(2,169)	(2,489)	(4,103)
Total	$ 479,179	$ 66,216	$ (82,995)

The Company paid the following income and mining tax payments net of refunds for the years ended December 31, 2025, 2024 and 2023(in thousands):

	2025	2024	2023
United States	$ —	$ —	$ —
Alaska	6,213	3,926	3,197
Idaho	263	9	247
Canada	—	27	—
Quebec	2,259	2,747	5,463
Other	—	3	3
Total	$ 8,735	$ 6,712	$ 8,910

The annual tax (provision) benefit is different from the amount that would be provided by applying the United States statutory federal income tax rate to our pretax income (loss). The reasons for the difference for the years ended December 31, 2025, 2024 and 2023 are (in thousands):

	2025		2024		2023	
Income and mining tax (provision) / benefit						
at statutory rate	$ (100,628)	21%	$ (13,905)	21%	$ 17,429	21%
State and local income tax, net of federal (national) income tax effect						
State taxes, net of federal tax benefit [a]	(18,182)	4	(6,058)	9	(3,135)	(4)
US Mining and other taxes [b]	(16,884)	4	(6,611)	10	(3,867)	(5)
Foreign tax effects						
Canada						
Canada – Rate differential on foreign earnings	8,480	(2)	(3,154)	5	(7,887)	(9)
Canada – Currency remeasurement	(1,178)	—	1,623	(2)	(2,471)	(3)
Canada – Mining taxes	(24,927)	5	(757)	1	3,736	5
Canada – Provincial taxes	(12,480)	3	6,965	(11)	13,144	16
Canada – Other	5,013	(1)	1,806	(3)	790	1
Canada – Change in valuation allowance	4,437	(1)	(7,000)	11	(6,731)	(8)
Provincial – Change in valuation allowance	3,495	(1)	(5,598)	8	(4,764)	(6)
Provincial – Currency remeasurement	(319)	—	1,856	(3)	(1,888)	(2)
Mexico						
Rate differential on foreign earnings	195	—	224	—	369	1
Currency remeasurement	1,543	—	(2,297)	3	283	—
Change in valuation allowance	(2,179)	1	1,617	(2)	(3,098)	(4)
Other	(15)	—	(67)	—	1,584	2
Effect of Cross-Border Tax Laws						
Global intangible low-taxed income	(12,202)	3	—	—	—	—
Subpart F	(6,368)	1	—	—	—	—
Change in valuation allowance	(3,875)	1	(3,387)	5	(5,712)	(7)
Nontaxable or nondeductible items						
Percentage depletion	23,571	(5)	9,896	(15)	4,205	5
Transfer Pricing Allocation	(1,795)	—	(755)	1	—	—
Compensation	(838)	—	(2,588)	4	(1,536)	(2)
Other	(2,331)	1	(2,224)	3	(1,673)	(2)
Total (provision) benefit	$ (157,467)	33%	$ (30,414)	46%	$ (1,222)	(1)%

(a) State taxes in Alaska made up the majority (greater than 50 percent) of the tax effect in this category.
(b) Mining taxes for Alaska Mine License Tax made up the majority (greater than 50 percent) of the tax effect in this category.

At December 31, 2025 and 2024, the net deferred tax liability was $246.4 million and $110.3 million, respectively. The individual components of our net deferred tax assets and liabilities are reflected in the table below (in thousands).

	December 31,	
	2025	2024
Deferred tax assets:		
Accrued reclamation costs	$ 62,340	$ 34,538
Deferred exploration	21,691	21,591
Foreign net operating losses	55,637	50,763
Domestic net operating losses	126,185	191,583
Foreign exchange loss	21,348	29,292
Foreign tax credit carryforward	516	1,576
Miscellaneous	43,301	38,443
Total deferred tax assets	331,018	367,786
Valuation allowance	(111,426)	(115,105)
Total deferred tax assets	219,592	252,681
Deferred tax liabilities:		
Miscellaneous	(17,950)	(8,648)
Properties, plants and equipment	(448,067)	(354,299)
Total deferred tax liabilities	(466,017)	(362,947)
Net deferred tax liability	$ (246,425)	$ (110,266)

We evaluated the positive and negative evidence available to determine the amount of valuation allowance required on our deferred tax assets. At December 31, 2025, the balance of our valuation allowances was $111.4 million compared to $115.1 million at December 31, 2024. We retained a balance of valuation allowance on Hecla US operations at December 31, 2025 of $0.5 million for state loss carryforwards and foreign tax credits. In the Nevada U.S. Group, the scheduling of reversing deferred tax assets and liabilities determined that existing tax loss carryforwards subject to the limitation of eighty percent reduction of taxable income may be limited in the future. A valuation allowance is recorded for $44.1 million. Due to cessation of operations in Mexico at the end of 2020, we are uncertain when a source of taxable income will be available in that jurisdiction. Therefore, a valuation allowance of $13.7 million was retained on deferred tax assets in Mexico. As of December 31, 2025, a $53.0 million valuation allowance is recorded for Canadian jurisdictions, primarily related to the Alexco acquisition in 2022. The changes in the valuation allowance for the years ended December 31, 2025, 2024 and 2023, are as follows (in thousands):

	2025	2024	2023
Balance at beginning of year	$ (115,105)	$ (100,910)	$ (72,856)
Valuation allowance on deferred tax assets acquired with the ATAC (2023) and Alexco (2022) acquisitions	—	—	(8,077)
Decrease (increase) related to non-recognition of deferred tax assets due to uncertainty of recovery and increase related to non-utilization of net operating loss carryforwards	(7,113)	(16,965)	(21,114)
Decrease related to either or a combination of (i) utilization, (ii) release due to future benefit, and (iii) expiration of deferred tax assets as applicable	10,792	2,770	1,137
Balance at end of year	$ (111,426)	$ (115,105)	$ (100,910)

The Company has permanently reinvested its Canadian and Mexican's undistributed earnings to support ongoing mining activities and continued project development. Accordingly, no deferred tax liability has been recorded for foreign withholding taxes, U.S. Federal and State income taxes. As of December 31, 2025, the Company does not have any foreign undistributed earnings.

As of December 31, 2025, for U.S. income tax purposes, we have federal and state net operating loss carryforwards of $577.2 million and $67.4 million, respectively. U.S. net operating loss carryforwards for periods arising before January 1, 2018 have a 20-year expiration period, the earliest of which could expire in 2031. U.S. net operating loss carryforwards of $493.8 million arising in 2018 and future periods have an indefinite carryforward period. We have foreign and provincial net operating loss carryforwards of $199.2 million, which expire between 2031 and 2044. Our utilization of U.S. net operating loss carryforwards may be subject to annual limitations if there is a change in control as defined under Internal Revenue Code Section 382. As of December 31, 2025, no change in control has occurred in the Hecla U.S. group. Net operating losses acquired with the Nevada U.S. Group are subject to limitation under Internal Revenue Code Section 382. However, the annual limitation is not expected to have a material impact on our ability to utilize the losses.

We have Internal Revenue Code Section 163(j) interest expense limitation carryforwards in the Nevada U.S. Group of $34.4 million as of December 31, 2025. The carryforward results in a future tax benefit of $7.2 million and has an indefinite carryforward period. There are no 163(j) interest limitations in the Hecla US group as of December 31, 2025.

We have excessive interest and financing expense limitation ("EIFEL") carryforwards of $22.7 million in Alexco Group as of December 31, 2025. The carryforward results in a future tax benefit of $6.1 million and has an indefinite carryforward period.

As of December 31, 2025, we have foreign tax credit carryforwards of $0.5 million. The carryforward period for foreign tax credits is 10 years. Our foreign tax credits will expire in 2026.

We file income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. We are no longer subject to income tax examinations by U.S. federal and state tax authorities for years prior to 2002, nor subject to examinations by foreign tax authorities for years prior to 2018. We are currently under examination in certain local Canadian tax jurisdictions. However, we do not anticipate any material adjustments.

We had no unrecognized tax benefits as of December 31, 2025 or 2024. Due to the net operating loss carryover provision, coupled with the lack of any unrecognized tax benefits, we have not provided for any interest or penalties associated with any unrecognized tax benefits. If interest and penalties were to be assessed, our policy is to charge interest to interest expense, and penalties to other operating expense. It is not anticipated that there will be any significant changes to unrecognized tax benefits within the next 12 months.

On July 4, 2025, the One Big Beautiful Bill Act (the "OBBBA") was enacted in the U.S. The OBBBA permanently extends multiple tax provisions of the 2017 Tax Cuts and Jobs Act, as well as repeals, modifies and introduces various other tax provisions including, but not limited to federal bonus depreciation and current deductions for domestic research and development expenditures. We have elected bonus depreciation for the year-ended 2025 and do not anticipate that the other items in the OBBBA will have a material impact on the Company's consolidated financial statements. We continue to evaluate the impact the OBBBA may have on the Company as the legislation has various future effective dates.

Pillar Two is a global tax framework that establishes a 15% minimum effective tax rate and was developed by the Organization for Economic Co-operation and Development ("OECD"). In 2024, Canada enacted its Global Minimum Tax Act ("GMTA") which implements Pillar Two. Due to the Company's worldwide projected revenue for the year ended 2025 we anticipate we will fall within the scope of Pillar Two rules beginning on January 1, 2026. The Company primarily operates in jurisdictions with a tax rate exceeding 15% and does not anticipate a material impact on its financial statements. The Company will continue to monitor developments and evaluate the potential impact of Pillar Two in future periods.

Note 8: Income (Loss) per Common Share

We calculate basic income (loss) per share using, as the denominator, the weighted average number of common shares outstanding during the period. Diluted income (loss) per share uses, as its denominator, the weighted average number of common shares outstanding during the period plus the effect of potential dilutive common shares during the period using the treasury stock method for options, warrants, performance based and restricted stock units, and if-converted method for convertible preferred shares.

Potential dilutive common shares include outstanding unvested restricted stock unit awards, deferred restricted stock units, performance based units, warrants and convertible preferred stock (collectively referred to as dilutive units) for periods in which we have reported net income. The 2024 dilutive units exclude the impact of 2,068,000 warrants exercisable at $8.02 per warrant, due to their anti-dilutive impact. For periods in which we reported net losses, potential dilutive units are excluded, as their conversion and exercise would not reduce earnings per share. Under the if-converted method, preferred shares would not dilute earnings per share in any of the periods presented.

The following table represents net income (loss) per common share – basic and diluted (in thousands, except income (loss) per share):

| | Year ended December 31, | | |
	2025	2024	2023
Numerator			
Net income (loss)	$ 321,712	$ 35,802	$ (84,217)
Preferred stock dividends	(552)	(552)	(552)
Net income (loss) applicable to common stockholders	$ 321,160	$ 35,250	$ (84,769)
Denominator			
Basic weighted average common shares	651,965	620,848	605,668
Dilutive units	3,803	1,687	—
Diluted weighted average common shares	655,768	622,535	605,668
Basic income (loss) per common share	$ 0.49	$ 0.06	$ (0.14)
Diluted income (loss) per common share	$ 0.49	$ 0.06	$ (0.14)

For the year ended December 31, 2023, 3,616,006 outstanding dilutive units were excluded from the computation of diluted loss per share, as our reported net loss would cause their conversion and exercise to have no effect on the calculation of loss per share.

Note 9: Debt, Credit Facility and Leases
Debt Summary

Our debt as of December 31, 2025 and 2024 consisted of our outstanding 7.25% Senior Notes due February 15, 2028 ("Senior Notes") and any drawn amounts on our $225 million Credit Agreement. At December 31, 2024, our debt also included our Investissement Quebec Series 2020-A Senior Notes due July 9, 2025 (the "IQ Notes"). These debt arrangements are discussed further below. The following tables summarize our current and long-term debt balances, including principal amounts outstanding under the Credit Agreement, as of December 31, 2025 and 2024 (in thousands):

| | December 31, 2025 |
	Senior Notes
Principal	$ 263,000
Unamortized discount and issuance costs	(1,053)
Long-term debt	261,947

| | December 31, 2024 | | | |
	Senior Notes	IQ Notes	Credit Agreement	Total
Principal	$ 475,000	$ 33,525	$ 23,000	$ 531,525
Unamortized discount/premium and issuance costs	(2,816)	92	—	(2,724)
Total debt	$ 472,184	$ 33,617	$ 23,000	$ 528,801
Less: current debt	—	(33,617)	—	(33,617)
Long-term debt	$ 472,184	$ —	$ 23,000	$ 495,184

The following table summarizes the scheduled annual future payments, including interest, for the Senior Notes as of December 31, 2025 (in thousands).

	Senior Notes	
2026	$	19,068
2027		19,068
2028		265,403
Total	$	303,539

Senior Notes

On February 19, 2020, we completed an offering of $475 million in aggregate principal amount of our Senior Notes under our shelf registration statement previously filed with the Securities and Exchange Commission. The Senior Notes are governed by the Indenture, dated as of February 19, 2020, as amended, among Hecla and certain of our subsidiaries and The Bank of New York Mellon Trust Company, N.A., as trustee. On March 19, 2020, the net proceeds from the offering of the Senior Notes ($469.5 million) were used, together with cash on hand, to redeem all of our previously-outstanding 6.875% Senior Notes that were due in 2021 (the "2021 Notes.")

The Senior Notes were recorded net of a 1.16% initial purchaser discount totaling $5.5 million. The Senior Notes bear interest at a rate of 7.25% per year from the date of issuance or from the most recent payment date on which interest has been paid or provided for. Interest on the Senior Notes is payable on February 15 and August 15 of each year, commencing August 15, 2020. During 2025, 2024 and 2023, interest expense on the statement of operations and comprehensive income (loss) related to the Senior Notes and amortization of the initial purchaser discount and fees related to the issuance of the Senior Notes totaled $34.6 million, $35.4 million and $34.4 million, respectively.

The Senior Notes are guaranteed on a senior unsecured basis by certain of our subsidiaries (the "Guarantors"). The Senior Notes and the guarantees are, respectively, Hecla's and the Guarantors' general senior unsecured obligations and are subordinated to all of Hecla's and the Guarantors' existing and future secured debt to the extent of the assets securing that secured debt. In addition, the Senior Notes are effectively subordinated to all of the liabilities of Hecla's subsidiaries that are not guaranteeing the Senior Notes, to the extent of the assets of those subsidiaries.

Since February 15, 2023, the Senior Notes are redeemable in whole or in part, on the redemption dates specified in the Indenture, at the following redemption prices (expressed as a percentage of the principal amount) plus accrued interest, if any, to the redemption date: (i) 105.438% for the twelve-month period beginning after February 15, 2023, (ii) 103.625% for the twelve-month period beginning after February 15, 2024, (iii) 101.813% for the twelve-month period beginning after February 15, 2025, and (iv) 100.0% after February 15, 2026. Since February 15, 2023, we may redeem up to 35% of the Senior Notes with the net cash proceeds of certain equity offerings. During 2025, we redeemed $212 million of our Senior Notes for a total payment of $216.0 million, including $3.8 million as a call premium and $0.2 million of interest. The partial redemption of the Senior Notes resulted in a loss on extinguishment of $4.9 million, of which $3.8 million related to the call premium and $1.1 million related to the pro-rata expensing of deferred debt issuance costs, which was recorded as part of interest expense on the statement of operations and comprehensive income (loss).

Upon the occurrence of a change of control (as defined in the Indenture), each holder of Senior Notes will have the right to require us to purchase all or a portion of such holder's Senior Notes pursuant to a change of control offer (as defined in the Indenture), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, subject to the rights of holders of the Senior Notes on the relevant record date to receive interest due on the relevant interest payment date.

IQ Notes

On July 9, 2020, we entered into a note purchase agreement pursuant to which we issued CAD$50 million (USD$36.8 million at the time of the transaction) in aggregate principal amount of our IQ Notes to Investissement Québec, a financing arm of the Québec government. The IQ Notes were issued at a premium of 103.65%, or CAD$1.8 million, implying an effective annual yield of 5.74% and an aggregate principal amount to be repaid of CAD$48.2 million. The IQ Notes bore interest on amounts outstanding at a rate of 6.515% per year, payable on January 9 and July 9 of each year, commencing January 9, 2021.

On July 9, 2025, we repaid the IQ Notes, for a total payment of $34.7 million, including interest of $1.1 million and net of hedging. During 2025, 2024 and 2023, interest expense related to the IQ Notes, including premium and origination fees, totaled $1.1 million, $2.2 million and $2.3 million, respectively.

Credit Agreement

On July 21, 2022, we entered into a revolving credit agreement (the "Original Credit Agreement") with various financial institutions (the "Lenders"), Bank of Montreal and Bank of America, N.A. as letters of credit issuers, and Bank of America, N.A., as administrative agent for the Lenders and as swingline lender. The Original Credit Agreement was amended on May 3, 2024, when we entered into a First Amendment to Credit Agreement (the "First Amendment"), which made certain changes to the Original Credit Agreement (the Original Credit Agreement, as amended, modified and supplemented by the First Amendment, is referred to hereafter as the "Credit Agreement"). The First Amendment modified the Original Credit Agreement as follows:

- Increased the amount available for borrowing to $225 million from $150 million;
- Extended the maturity date to July 21, 2028 from July 21, 2026 (the maturity date of the Credit Agreement will be accelerated to August 15, 2027 if our Senior Notes are not refinanced by that date);
- National Bank, TD Securities, Bank of Nova Scotia and ING were added as new Lenders and Credit Suisse AG, New York Branch assigned its interests in the Original Credit Agreement to its affiliate UBS AG, Stamford Branch immediately prior to entering into the First Amendment.

Proceeds of the revolving loans under the Credit Agreement may be used for general corporate purposes. The interest rate on the outstanding loans under the Credit Agreement is based on the Company's net leverage ratio and is calculated at (i) Term Secured Overnight Financing Rate ("SOFR") plus 2% to 3.5% or (ii) Bank of America's Base Rate plus 1% to 2.5% with Base Rate being the 14 highest of (i) the Bank of America prime rate, (ii) the Federal Funds rate plus .50% or (iii) Term SOFR plus 1.00%. For each amount drawn, we elect whether we draw on a one, three or six month basis or annual basis for SOFR. If we elect to draw for greater than six months, we pay interest quarterly on the outstanding amount.

We are also required to pay a commitment fee of between 0.45% to 0.78750%, depending on our net leverage ratio. Letters of credit issued under the Credit Agreement bear a fee between 2.00% and 3.50% based on our net leverage ratio, as well as a fronting fee to each issuing bank at an agreed upon rate per annum on the average daily dollar amount of our letter of credit exposure.

Hecla Mining Company and certain of our subsidiaries are the borrowers under the Credit Agreement, while certain of our other subsidiaries are guarantors of the borrowers' obligations under the Credit Agreement. As further security, the Credit Agreement is collateralized by a mortgage on the Greens Creek mine, the equity interests of subsidiaries that own the Greens Creek mine or are part of the Greens Creek Joint Venture and our subsidiary Hecla Admiralty Company (the "Greens Creek Group"), and by all of the Greens Creek Group's rights and interests in the Greens Creek Joint Venture Agreement, and in all assets of the joint venture and of any member of the Greens Creek Group.

As of December 31, 2025, $6.7 million (2024: $6.2 million) was used for letters of credit, and no amount (2024: $23.0 million) was drawn on the facility leaving $218.3 million available for borrowing.

We believe we were in compliance with all covenants under the Credit Agreement as of December 31, 2025.

Finance Leases

We have entered into various lease agreements, primarily for equipment at our operations, which we have determined to be finance leases. At December 31, 2025, the total liability associated with the finance leases, including certain purchase option amounts, was $13.9 million (2024: $21.9 million), with $7.2 million (2024: $8.2 million) of the liability classified as current and $6.7 million (2024: $13.7 million) classified as non-current. The assets related to these leases are recorded in properties, plants, equipment and mine development, net, on our consolidated balance sheets and totaled $7.4 million as of December 31, 2025 (2024: $14.0 million), net of accumulated depreciation. Expense during 2025, 2024 and 2023 related to finance leases included $7.2 million, $7.9 million and $12.6 million, respectively, for amortization of the related assets, and $0.8 million, $0.9 million and $0.9 million, respectively, for interest expense. The total obligation for future minimum finance lease payments was $14.9 million as of December 31, 2025, with $1.1 million attributed to interest. Our finance leases as of December 31, 2025 had a weighted average remaining term of 1.8 years (2024: 1.7 years) and a weighted average discount rate of 8.3% (2024: 9.7%).

At December 31, 2025, the annual maturities of finance lease commitments, including interest, were (in thousands):

Twelve-month period ending December 31,		
2026	$	7,786
2027		4,253
2028		1,154
2029		1,154
2030		577
Total		14,924
Less: effect of interest		(1,071)
Net finance lease obligation	$	13,853

Operating Leases

We have entered into various lease agreements, primarily for equipment, buildings and other facilities, and land at our operations and corporate offices, which we have determined to be operating leases. Some of the operating leases allow for extension of the lease beyond the current term at our option. We have considered the likelihood and estimated duration of the extension options in determining the lease term for measurement of the liability and right-of-use asset. For our operating leases as of December 31, 2025, we have assumed a weighted average discount rate of 5.5% (2024: 5.7%). As of December 31, 2025, the total liability balance associated with the operating leases was $9.3 million (2024: $8.0 million), with $1.1 million (2024: $0.9 million) of the liability classified as current as part of *Other Current Liabilities* and the remaining $8.2 million (2024: $7.1 million) classified as non-current as part of *Other Non-Current Liabilities* on our balance sheet. The right-of-use assets for our operating leases are recorded as a non-current asset on our consolidated balance sheets and totaled $8.9 million and $7.5 million as of December 31, 2025 and 2024, respectively. During 2025, 2024 and 2023, operating lease expense, and cash paid for operating leases included in net cash provided by operating activities, totaled $3.8 million, $3.8 million and $3.1 million, respectively. The weighted-average remaining lease term for our operating leases as of December 31, 2025 was 6.1 years (2024: 7.3 years).

At December 31, 2025, the annual maturities of undiscounted operating lease payments, including assumed extensions beyond the current lease terms, were (in thousands):

Twelve-month period ending December 31,		
2026	$	1,501
2027		1,485
2028		1,489
2029		1,494
2030		1,127
More than 5 years		5,060
Total		12,156
Less: effect of discounting		(2,862)
Operating lease liability	$	9,294

Note 10: Derivative Instruments

General

Our current risk management policy provides that up to 75% of five years of our foreign currency, lead and zinc metals price and silver and gold price exposure may be covered under a derivatives program with certain other limitations. Our program also utilizes derivatives to manage price risk exposure created from when revenue is recognized from a shipment of concentrate until final settlement.

These instruments expose us to (i) credit risk in the form of non-performance by counterparties for contracts in which the contract price exceeds the spot price of the hedged commodity or foreign currency and (ii) price risk to the extent that the spot price or currency exchange rate exceeds the contract price for quantities of our production and/or forecasted costs covered under contract positions.

Foreign Currency

Our wholly-owned subsidiaries owning our Casa Berardi and Keno Hill operations are USD-functional entities which routinely incur expenses denominated in CAD. Such expenses expose us to exchange rate fluctuations between the USD and CAD. We have a program to manage our exposure to fluctuations in the USD exchange rate for these subsidiaries' future operating and capital costs denominated in CAD. The program related to forecasted cash operating costs at Casa Berardi and Keno Hill utilizes forward contracts to buy CAD, some of which are designated as cash flow hedges. As of December 31, 2025, we have a total of 216 forward contracts outstanding to buy a total of CAD $140.8 million having a notional amount of USD$103.1 million with CAD-to-USD exchange rates ranging between 1.3148 and 1.4202, with the following exposures for 2026:

- Forecasted cash operating costs at Casa Berardi of CAD $35.7 million at an average CAD-to-USD exchange rate of 1.323.
- Forecasted cash operating costs at Keno Hill of CAD $59.5 million at an average CAD to USD exchange rate of 1.377.
- Forecasted capital expenditures at Casa Berardi of CAD$3.5 million at an average CAD-to-USD exchange rate of 1.336.
- Forecasted capital expenditures at Keno Hill of CAD$37.5 million at an average CAD-to-USD exchange rate of 1.390.
- Forecasted exploration expenditures at Keno Hill of CAD$3.3 million at an average CAD-to-USD exchange rate of 1.383.
- Forecasted Corporate costs of CAD$1.3 million at an average CAD-to-USD exchange rate of 1.354.

As of December 31, 2025 and 2024, we recorded the following balances for the fair value of the contracts (in millions):

Balance sheet line item:	December 31,	
	2025	2024
Other current assets	$ 1.1	$ —
Other non-current assets	—	—
Current derivative liabilities	(0.8)	(8.2)
Non-current derivative liabilities	—	(2.0)

Net unrealized losses of approximately $0.9 million related to the effective portion of the hedges were included in accumulated other comprehensive income (loss) as of December 31, 2025. Unrealized gains and losses will be transferred from accumulated other comprehensive loss to current earnings as the underlying operating expenses are recognized. We estimate approximately $0.9 million in net unrealized losses included in accumulated other comprehensive income (loss) as of December 31, 2025 will be reclassified to current earnings in the next twelve months.

For the year ended December 31, 2025, net realized losses of approximately $4.1 million (2024 and 2023: net realized losses of $3.8 million and $3.6 million, respectively), on contracts related to underlying expenses which have been recognized were transferred from accumulated other comprehensive loss and included in cost of sales and other direct production costs. For the year ended December 31, 2025, net realized gains of approximately $4.8 million (2024: net unrealized losses of $5.7 million; 2023: net unrealized gains of $1.2 million) related to contracts not designated as hedges and no net unrealized gains or losses related to ineffectiveness of the hedges were included in fair value adjustments, net on our consolidated statements of operations and comprehensive income (loss).

Metals Prices

We currently use some combination of financially-settled forward contracts, Collars or put options to manage the exposure to:

- changes in prices of silver, gold, zinc and lead contained in our concentrate shipments between the time of shipment and final settlement; and
- changes in prices of zinc, lead, silver and gold contained in our forecasted future concentrate shipments.

The following tables summarize the quantities of metals committed under forward sales contracts at December 31, 2025 and 2024:

December 31, 2025	Pounds under contract (in 000's)			Average price per pound	
	Zinc (pounds)	Lead (pounds)		Zinc (pounds)	Lead (pounds)
Contracts on provisional sales					
2025 settlements	18,850	13,117		$ 1.37	$ 1.05
Contracts on forecasted sales					
2025 settlements	53,407	42,108		$ 1.33	$ 1.02
2026 settlements	23,810	—		$ 1.36	N/A

December 31, 2024	Ounces/pounds under contract (in 000's)				Average price per ounce/pound			
	Silver (ounces)	Gold (ounces)	Zinc (pounds)	Lead (pounds)	Silver (ounces)	Gold (ounces)	Zinc (pounds)	Lead (pounds)
Contracts on provisional sales								
2024 settlements	1,535	2	20,834	14,661	$ 31.46	$ 2,673	$ 1.40	$ 0.97
Contracts on forecasted sales								
2024 settlements	—	—	59,194	47,840	N/A	N/A	$ 1.39	$ 0.99
2025 settlements	—	—	6,283	52,911	N/A	N/A	$ 1.41	$ 1.03

We designate the contracts for lead and zinc contained in our forecasted future shipments as hedges for accounting purposes, with gains and losses deferred to accumulated other comprehensive loss until the hedged product ships. The forward contracts for silver and gold contained in our concentrate shipments have not been designated as hedges and are marked-to-market through earnings each period.

Since the first quarter of 2025, we have and continue to utilize Collars to manage our exposure to changes in the price of precious metals in both our provisional concentrate sales, forecasted Keno Hill future concentrate shipments and forecasted Casa Berardi gold sales. These Collars provide us a contractual right to receive at least the minimum price if market prices fall below the minimum price level specified in the contracts, while limiting our potential gains to the maximum price level specified in the contracts, even if market prices rise higher. This strategy helps protect us from significant price drops while still allowing for some upside potential within the minimum and maximum price range. For the year ending December 31, 2025, these collars had net losses of $51.5 million. For accounting purposes, they are not designated as hedges. The following tables summarize the quantities of metals hedged under Collars at December 31, 2025:

	Production Protected		Average strike price per silver ounce		Average strike price per gold ounce	
Settlement Period	Silver (ounces)	Gold (ounces)	Minimum ($)	Maximum ($)	Minimum ($)	Maximum ($)
Contracts on provisional sales						
2026 settlements	2,120	—	49.78	63.43	N/A	N/A
Contracts on forecasted sales						
2026 settlements	800	4	34.29	55.70	3,000	4,840

In December 2025, we entered into financially-settled put option contracts to manage the exposure of future silver sales to potential declines in market prices of silver. These put options give us the option, but not the obligation, to realize established prices on quantities of silver to be sold in the future. Total premium paid for the put contracts was $25 million and we recorded a $10.4 million unrealized loss on the puts during the year ending December 31, 2025. The following table summarizes the quantities of metals for which we have entered into put contracts and the average exercise prices as of December 31, 2025:

	Production Protected		Strike price per ounce
Settlement Period	Silver (ounces)		($)
Contracts on forecasted sales			
2026 settlements	9,672		50.00

At December 31, 2025 and 2024, we recorded the following balances for the fair value of derivative contracts held at that time (in millions):

	December 31, 2025			December 31, 2024		
Balance sheet line item:	Contracts in an asset position	Contracts in a liability position	Net asset (liability)	Contracts in an asset position	Contracts in a liability position	Net asset (liability)
Other current assets	$ 8.6	$ —	$ 8.6	$ 11.5	$ —	$ 11.5
Other non-current assets	7.2	—	7.2	6.6	—	6.6
Current derivatives liability	—	(36.4)	(36.4)	—	—	—
Other non-current liability	—	(1.9)	(1.9)	—	—	—

Net realized and unrealized gains of approximately $0.2 million related to the effective portion of the contracts designated as hedges were included in accumulated other comprehensive loss as of December 31, 2025. Realized and unrealized gains and losses will be transferred from accumulated other comprehensive loss to current earnings as the underlying forecasted sales transaction is recognized. We estimate approximately $1.1 million in net realized and unrealized gains included in accumulated other comprehensive loss as of December 31, 2025 will be reclassified to current earnings in the next twelve months.

We recognized a net loss of $12.0 million, including a $13.1 million gain transferred from accumulated other comprehensive income (loss), during 2025 on the contracts utilized to manage exposure to prices of metals in our concentrate shipments, which is included in sales. The net gain recognized on the contracts offsets loss related to price adjustments on our provisional concentrate sales, both of which resulted from changes to silver, gold, lead and zinc prices between the time of sale and final settlement.

We recognized a net gain of $1.3 million, including a $11.4 million gain transferred from accumulated other comprehensive income (loss), during 2024 on the contracts utilized to manage exposure to prices of metals in our concentrate shipments, which is included in sales. The net gain recognized on the contracts offsets loss related to price adjustments on our provisional concentrate sales, both of which resulted from changes to silver, gold, lead and zinc prices between the time of sale and final settlement.

We recognized a net gain of $19.7 million during 2023 on the contracts utilized to manage exposure to prices of metals in our concentrate shipments, which is included in sales. The net gain recognized on the contracts offsets loss related to price adjustments on our provisional concentrate sales, both of which resulted from changes to silver, gold, lead and zinc prices between the time of sale and final settlement.

Credit-risk-related Contingent Features

Certain of our derivative contracts contain cross default provisions which provide that a default under our revolving credit agreement would cause a default under the derivative contract. As of December 31, 2025, we have not posted any collateral related to these contracts. The fair value of derivatives in a net liability position related to these arrangements was $43.6 million as of December 31, 2025, and includes accrued interest but excludes any adjustment for nonperformance risk. If we were in breach of any of these provisions at December 31, 2025, we could have been required to settle our obligations under the agreements at their termination value of $43.6 million.

Note 11: Fair Value Measurement

Fair value adjustments, net is comprised of the following (in thousands):

	Year Ended December 31,		
	2025	2024	2023
(Gain) loss on derivative contracts	$ (39,445)	$ (5,907)	$ 3,168
Unrealized gain (loss) on investments in equity securities	40,914	3,703	(243)
Gain on disposition or exchange of investments	10,986	—	—
Total fair value adjustments, net	$ 12,455	$ (2,204)	$ 2,925

Accounting guidance has established a hierarchy for inputs used to measure assets and liabilities at fair value on a recurring basis. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels included in the hierarchy are:

Level 1: quoted prices in active markets for identical assets or liabilities;

Level 2: significant other observable inputs; and

Level 3: significant unobservable inputs.

The table below sets forth our assets and liabilities (in thousands) that were accounted for at fair value on a recurring basis and the fair value calculation input hierarchy level that we have determined applies to each asset and liability category. See *Note 6* for information on the fair values of our defined benefit pension plan assets.

	Balance at December 31, 2025	Balance at December 31, 2024	Input Hierarchy Level
Assets:			
Cash and cash equivalents:			
Money market funds and other bank deposits	$ 241,558	$ 26,868	Level 1
Current and non-current investments:			
Equity securities	107,486	33,158	Level 1
Trade accounts receivable:			
Receivables from provisional concentrate sales	170,230	31,515	Level 2
Derivative contracts - other current assets and other non-current assets:			
Metal forward contracts	15,840	18,039	Level 2
Foreign exchange contracts	1,127	—	Level 2
Restricted cash and cash equivalents balances:			
Certificates of deposit and other deposits	1,174	1,177	Level 1
Liabilities:			
Derivative contracts - current and non-current derivative liabilities:			
Metal forward contracts	$ 38,273	$ —	Level 2
Foreign exchange contracts	829	10,176	Level 2

Cash and cash equivalents consist primarily of money market funds which are carried at fair value.

Current and non-current restricted cash and cash equivalents balances consist primarily of certificates of deposit, U.S. Treasury securities, and other deposits which are carried at fair value.

Our current and non-current investments consist of marketable equity securities of companies in the mining industry which are valued using quoted market prices for each security.

Trade accounts receivable include amounts due to us for shipments of concentrates, doré, metals sold from doré, and carbon material sold to customers. Revenues and the corresponding accounts receivable for sales of metals products are recorded when title and risk of loss transfer to the customer (generally at the time of ship loading, or at the time of arrival at the customer for trucked products). Sales of concentrates are recorded using estimated forward prices for the anticipated month of settlement applied to our estimate of payable metal quantities contained in each shipment. Sales are recorded net of estimated treatment and refining charges, which are also impacted by changes in metals prices and quantities of contained metals. We estimate the prices at which sales of our concentrates will be settled due to the time elapsed between shipment and final settlement with the customer. Receivables for previously recorded concentrate sales are adjusted to reflect estimated forward metals prices at the end of each period until final settlement by the customer. We obtain the forward metals prices used each period from a pricing service. Changes in metals prices between shipment and final settlement result in changes to revenues previously recorded upon shipment.

We use financially-settled forward contracts to manage exposure to changes in the exchange rate between the USD and CAD, and the impact on CAD-denominated operating and capital costs incurred at our Casa Berardi unit and Keno Hill development project (see *Note 10* for more information). The contracts related to operating costs qualify for hedge accounting, while the contracts related to capital costs have not been designated as hedges. Unrealized gains and losses related to the effective portion of the contracts designated as hedges are included in accumulated other comprehensive loss, and unrealized gains and losses related to the contracts not designated as hedges and the ineffective portion of the contracts designated as hedges are included in earnings each period. The fair value of each contract represents the present value of the difference between the forward exchange rate for the contract settlement period as of the measurement date and the contract settlement exchange rate.

We use some combination of financially-settled forward contracts and commodity price collars to manage the exposure to changes in prices of silver, gold, zinc and lead contained in our concentrate shipments that have not reached final settlement. We also use financially-settled forward contracts, commodity price collars and silver put options to manage the exposure to changes in prices of silver, gold, lead and zinc contained in our forecasted future concentrate shipments (see *Note 10* for more information). The derivative instruments for silver and gold contained in our concentrate shipments have not been designated as hedges and are marked-to-market through earnings each period. The fair value of each forward contract represents the present value of the difference between the forward metal price for the contract settlement period as of the measurement date and the contract settlement metal price.

At December 31, 2025, our Senior Notes were recorded at their carrying value of $261.9 million, net of unamortized initial purchaser discount and issuance costs. The estimated fair values of our Senior Notes were $264.7 million at December 31, 2025. Quoted prices, which we consider to be Level 1 inputs, are utilized to estimate the fair value of the Senior Notes. The credit agreement, which we consider to be Level 1 in the fair value hierarchy, has a carrying and fair value of nil as no amounts were drawn at December 31, 2025. See *Note 11* for more information.

Note 12: Stockholders' Equity

Authorized Share Capital

At our annual meeting of shareholders on May 21, 2025, our stockholders approved an amendment to our restated certification of incorporation increasing the number of authorized shares of our common stock from 750,000,000 to 1,250,000,000.

Common Stock

Subject to the rights of the holders of any outstanding shares of preferred stock, each share of common stock is entitled to: (i) one vote on all matters presented to the stockholders, with no cumulative voting rights; (ii) receive such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) in the event of our liquidation or dissolution, share ratably in any distribution of our assets.

Dividends

In September 2011 and February 2012, our Board of Directors ("Board") adopted a common stock dividend policy that had two components: (1) a dividend that links the amount of dividends on our common stock to our average quarterly realized silver price in the preceding quarter, and (2) a minimum annual dividend of $0.01 per share of common stock, in each case, payable quarterly, if and when declared. In September 2020, we amended the dividend policy to (1) reduce the minimum quarterly realized silver price threshold for the first component above from $30 per ounce to $25 per ounce, and (2) increased the minimum annual dividend from $0.01 per share to $0.015 per share. In each of May and September 2021, our Board approved an increase in our silver-linked dividend policy by $0.01 per year, and in September 2021 also approved a reduction in the minimum realized silver price threshold to $20 from $25 per ounce.

In early February 2025, we revised our common stock dividend policy to eliminate the silver-linked component while maintaining the annual common stock dividend, however the declaration and payment of dividends remain in the sole discretion of our Board of Directors, and there can be no assurance it will declare any future dividend.

Total quarterly common stock and preferred stock dividends declared by our Board for the years ended December 31, 2025, 2024 and 2023 amounted to $10.3 million, $25.5 million and $15.7 million respectively. The common stock dividend declared by the Board in the third quarter of 2020 and each subsequent quarter with the exception of the fourth quarter of 2022 has included the silver-linked component, as the realized silver price was above the minimum thresholds applicable to each of those quarters. Prior to 2011, no dividends had been declared on our common stock since 1990.

At-The-Market Equity Distribution Agreement

Pursuant to an equity distribution agreement dated February 18, 2021, we may offer and sell up to 60 million shares of our common stock from time to time to or through sales agents in ATM offerings. Sales of the shares, if any, will be made by means of ordinary brokers transactions or as otherwise agreed between the Company and the agents as principals. Whether or not we engage in sales from time to time may depend on a variety of factors, including share price, our cash resources, customary black-out restrictions, and whether we have any material inside information. The agreement can be terminated by us at any time. Any sales of shares under the equity distribution agreement are registered under the Securities Act of 1933, as amended, pursuant to a shelf registration statement on Form S-3. During the year ended December 31, 2025, we sold 35,959,328 shares under the agreement for proceeds of $216.2 million, net of commissions and fees of $3.3 million, which were used to redeem $212 million of our Senior Notes. In total since September 2022 through December 31, 2025, we have sold 59,802,012 shares under the agreement for total proceeds of $348.5 million, net of commissions and fees of $5.4 million.

Common Stock Repurchase Program

In 2012, our Board approved a stock repurchase program under which we are authorized to repurchase up to 20 million shares of our outstanding common stock from time to time in open market or privately negotiated transactions, depending on prevailing market conditions and other factors. The repurchase program may be modified, suspended or discontinued by us at any time. As of December 31, 2025, a total of 934,100 shares have been repurchased under the program, at an average price of $3.99 per share. No shares were purchased under the program during the periods covered by these financial statements.

Preferred Stock

We have 153,956 shares (2024: 157,776 shares) of Series B Preferred Stock ("Preferred Stock") outstanding which are listed on the New York Stock Exchange. The Preferred Stock ranks senior to our common stock with respect to dividend payments, and amounts due upon liquidation, dissolution or winding up. While the Preferred Stock remains outstanding, we cannot authorize the creation or issuance of any class or series of stock that ranks senior to the Preferred Stock with respect to dividend payments, and amounts due upon liquidation, dissolution or winding up, without the consent of 66 2/3% of the Preferred Stockholders. Preferred Stockholders are entitled to receive, when, as and if declared by our Board, an annual cash dividend of $3.50 per share of Preferred Stock, payable quarterly in arrears. Dividends are cumulative from the date of issuance, regardless of whether we have assets legally available for such payment. Total quarterly preferred stock dividends declared by our Board for the years ended December 31, 2025, 2024 and 2023 amounted to $552,000 per year, respectively. Interest is not payable on any accumulated dividends. The Preferred Stock is redeemable at our option at $50 per share of Preferred Stock, plus any unpaid dividends up to the date of redemption. The Preferred Stock has a liquidation preference of $50 per share of Preferred stock, or $7.7 million, plus an amount per share equal to all dividends undeclared and unpaid thereon to the date of final distribution. Except in limited circumstances, the Preferred Stockholders have no voting rights. Each share of Preferred Stock is convertible, in whole or in part, at the holder's option into our common stock at a conversion price of $15.55 per common stock. During 2025, 3,541 shares of Preferred Stock were converted into 11,385 shares of our common stock.

Stock Award Plans

We use stock-based compensation plans to aid us in attracting, retaining and motivating our employees, as well as to provide incentives more directly linked to increases in stockholder value. These plans provide for the grant of options to purchase shares of our common stock, the issuance of restricted stock units, performance-based shares and other equity-based awards.

Stock-based compensation expense amounts for restricted stock units, performance based grants and common stock grants (collectively "incentive compensation") to employees, shares granted to the interim CEO (in 2024) and non-employee directors totaled $10.9 million, $8.7 million and $6.6 million for the years ended December 31, 2025, 2024 and 2023, respectively. Over the next twelve months, we expect to recognize $7.4 million in additional compensation expense as outstanding restricted stock units and performance-based shares vest.

Stock Incentive Plan

During 2010, our stockholders voted to approve the adoption of our 2010 Stock Incentive Plan and to reserve up to 20,000,000 shares of common stock for issuance under the plan. In the second quarter of 2019, our stockholders voted to approve an amendment to the plan to restore the number of shares of common stock available for issuance under the 2010 plan to the original 20,000,000 shares (along with other changes). The Board has broad authority under the 2010 plan to fix the terms and conditions of individual agreements with participants, including the duration of the award and any vesting requirements. As of December 31, 2025, there were 7,435,880 shares available for future grant under the 2010 plan.

Directors' Stock Plan

In 2017, we adopted the amended and restated Hecla Mining Company Stock Plan for Non-Employee Directors (the "Directors' Stock Plan"), which may be terminated by our Board of Directors at any time. Each non-employee director is credited each year with that number of shares determined by dividing $125,000 by the average closing price for our common stock on the New York Stock Exchange for the prior calendar year. A minimum of 25% of the shares credited each year is held in trust for the benefit of each director until delivered to the director. Each director may elect, prior to the first day of the applicable year, to have a greater percentage contributed to the trust for that year. Delivery of the shares from the trust occurs upon the earliest of: (1) death or disability; (2) retirement; (3) a cessation of the director's service for any other reason; (4) a change in control; or (5) at the election of the director at any time, provided, however, that shares must be held in the trust for at least two years prior to delivery. During 2025, 2024, and 2023, 165,025, 150,387, and 125,063 shares, respectively, were credited to the non-employee directors. During 2025, 2024, and 2023, $1.0 million, $0.8 million, and $0.7 million, respectively, was charged to general and administrative expense associated with the shares issued to the non-employee directors. During 2025, one director retired and 246,673 shares were distributed to him. At December 31, 2025, there were 1,874,764 available for grant in the future under the plan.

Restricted Stock Units

Unvested restricted stock units ("RSU") activity granted by the Board to employees are summarized as follows:

	Shares		Weighted Average Grant Date Fair Value per Share
Unvested, January 1, 2023	1,796,115	$	4.23
Granted	1,316,120	$	5.05
Canceled	(336,060)	$	4.90
Vested	(918,927)	$	5.05
Unvested, December 31, 2023	1,857,248	$	4.28
Granted	1,538,407	$	5.17
Canceled	(130,450)	$	5.00
Vested	(908,132)	$	4.45
Unvested, December 31, 2024	2,357,073	$	4.76
Granted	2,052,542	$	5.86
Canceled	(245,736)	$	5.29
Vested	(1,150,382)	$	4.75
Unvested, December 31, 2025	3,013,497	$	5.47

Unvested RSUs will be forfeited by participants upon termination of employment in advance of vesting, with the exception of termination due to retirement if certain criteria are met. At December 31, 2025, there was unrecognized compensation expense of $10.2 million related to unvested RSUs to be recognized over a weighted average period of 1.6 years. The fair value of RSUs that vested during 2025, 2024 and 2023 was $5.5 million, $4.7 million and $4.6 million, respectively.

Performance-Based Shares

We periodically grant performance-based share awards ("PSUs") to certain senior employees. The value of the PSUs (if any) is based on the ranking of the market performance of our common stock relative to the performance of the common stock of a group of peer companies over a three-year measurement period. The number of shares to be issued (if any) is based on the value of the PSUs divided by the share price at grant date. The compensation cost is measured using a Monte Carlo simulation to estimate their value at grant date, and the expense related to the performance-based awards (if any) will be recognized on a straight-line basis over the thirty months following that date of the PSUs.

Unvested PSUs activity granted by the Board to eligible employees are summarized as follows:

	Shares		Weighted Average Grant Date Fair Value per Share
Unvested, January 1, 2023	599,858	$	5.54
Granted	336,096	$	3.54
Canceled	(109,727)	$	5.30
Vested [1]	(205,425)	$	8.17
Unvested, December 31, 2023	620,802	$	3.63
Granted	542,770	$	3.32
Forfeited	(290,950)	$	3.78
Unvested, December 31, 2024	872,622	$	3.39
Granted	840,205	$	0.06
Vested [1]	(354,861)	$	3.32
Cancelled	(62,223)	$	1.22
Unvested, December 31, 2025	1,295,743	$	1.34

(1) Vested on December 31 and distributed in February of the following year.

Unvested PSUs will be forfeited by participants upon termination of employment in advance of vesting. At December 31, 2025, there was unrecognized compensation expense of $0.9 million related to unvested PSUs to be recognized over a weighted average period of 1.6 years. The fair value of PSUs that vested on December 31, 2025 and 2023, and were distributed in February 2026 and 2024 was $6.8 million and $0.7 million, respectively.

In connection with the vesting of RSUs, PSUs and other stock grants, employees have in the past, at their election and when permitted by us, chosen to satisfy their tax withholding obligations through net share settlement, pursuant to which we withhold the number of shares necessary to satisfy such withholding obligations and pay the obligations in cash. Pursuant to such net settlements, in 2025, we withheld 151,976 shares valued at approximately $0.9 million, or $5.82 per share, in 2024, we withheld 277,966 shares valued at approximately $1.2 million, or $4.31 per share, and in 2023, we withheld 404,514 shares valued at approximately $2.0 million, or $5.03 per share.

Warrants

We have 2,068,000 warrants outstanding at December 31, 2025 and 2024, each with an exercise price of $8.02 which expire in April 2032. The warrants were issued as part of the Klondex acquisition purchase consideration in July 2018. Each warrant entitles the warrant holder to purchase one share of our common stock.

During 2024, the warrant holder of 2,068,000 warrants with an exercise price of $1.57 and an expiration date of February 2029, exercised all their warrants by means of a cashless exercise whereby 1,488,050 shares were issued.

Note 13: Accumulated Other Comprehensive Income (Loss)

The following table lists the beginning balance, yearly activity and ending balance of each component of "Accumulated other comprehensive income (loss), net" (in thousands):

	Changes in fair value of derivative contracts designated as hedge transactions	Adjustments For Pension Plans	Total Accumulated Other Comprehensive Income (Loss), Net
Balance January 1, 2023	$ 9,162	$ (6,714)	$ 2,448
Other comprehensive income (loss) before reclassification	22,384	(1,333)	21,051
Reclassification from AOCI to sales	(18,669)	—	(18,669)
Reclassification from AOCI to cost of goods sold	3,608	—	3,608
Reclassification from AOCI to other expense (income)	(1,094)	(252)	(1,346)
Provision for income taxes	(1,683)	428	(1,255)
Net current year other comprehensive income (loss)	4,546	(1,157)	3,389
Balance December 31, 2023	13,708	(7,871)	5,837
Other comprehensive loss before reclassification	(2,930)	(11,880)	(14,810)
Reclassification from AOCI to sales	(11,392)	—	(11,392)
Reclassification from AOCI to cost of goods sold	3,786	—	3,786
Reclassification from AOCI to other expense (income)	—	422	422
Provision for income taxes	2,822	3,069	5,891
Net current year other comprehensive loss	(7,714)	(8,389)	(16,103)
Balance December 31, 2024	5,994	(16,260)	(10,266)
Other comprehensive income before reclassification	6,143	11,916	18,059
Reclassification from AOCI to sales	(13,121)	—	(13,121)
Reclassification from AOCI to cost of goods sold	4,139	—	4,139
Reclassification from AOCI to fair value adjustments	—	(15,359)	(15,359)
Reclassification from AOCI to other expense (income)	—	6,407	6,407
Provision for income taxes	(1,650)	8,457	6,807
Net current year other comprehensive (loss) income	(4,489)	11,421	6,932
Balance December 31, 2025	$ 1,505	$ (4,839)	$ (3,334)

See *Note 6* for more information on our employee benefit plans and *Note 10* for more information on our derivative instruments.

Note 14: Product Inventories
Product Inventories

Our major components of product inventories are (in thousands):

	2025	2024
Concentrates	$ 19,016	$ 15,030
Stockpiled ore	15,205	13,168
In-process	3,912	6,764
Total product inventories	38,133	34,962

Note 15: Properties, Plants, Equipment and Mine Development, net, and Lease Commitments
Properties, Plants, Equipment and Mine Development

Our major components of properties, plants, equipment, and mine development are (in thousands):

	December 31,	
	2025	2024
Mining properties, including asset retirement obligations	$ 1,080,946	$ 958,858
Development costs	719,186	671,741
Plants and equipment	1,879,231	1,805,236
Land	32,962	35,680
Mineral interests	1,150,514	1,166,045
Construction in progress	144,992	66,566
	5,007,831	4,704,126
Less accumulated depreciation, depletion and amortization	2,167,004	2,010,007
Net carrying value	$ 2,840,827	$ 2,694,119

During 2025, we incurred total capital expenditures of $252.4 million. This excludes non-cash items for equipment acquired under finance leases and adjustments for asset retirement obligations, and includes acquisitions of mineral interests and land. The expenditures included $72.9 million at Lucky Friday, $54.6 million at Greens Creek, $61.5 million at Casa Berardi and $58.2 million at Keno Hill.

Mineral interests include amounts for value beyond proven and probable reserves ("VBPP") related to mines and exploration or pre-development interests acquired by us which are not depleted until the mineralized material they relate to is converted to proven and probable reserves. As of December 31, 2025, mineral interests included VBPP assets of $321.7 million, $388.2 million, $69.7 million and $83.0 million, respectively, at Casa Berardi, Nevada, Greens Creek and Keno Hill, along with various other properties. As of December 31, 2024, mineral interests included VBPP assets of $323.6 million, $388.2 million, $83.3 million and $95.7 million, respectively, at Casa Berardi, Nevada, Greens Creek and Keno Hill, along with various other properties.

Finance Leases

We periodically enter into lease agreements, primarily for equipment at our operations, which we have determined to be finance leases. As of December 31, 2025 and 2024, we have recorded $109.1 million and $108.5 million, respectively, for the gross amount of assets acquired under the finance leases and $101.7 million and $94.4 million, respectively, in accumulated depreciation on those assets, classified as plants and equipment in *Properties, plants, equipment and mine development*. See *Note 9* for information on future obligations related to our finance leases.

Note 16: Commitments, Contingencies, and Obligations
San Mateo Creek Basin, New Mexico

In July 2018, the EPA informed Hecla Limited that it and several other potentially responsible parties ("PRPs") may be liable for cleanup of the San Mateo Creek Basin ("SMCB"), which is an approximately 321 square mile area in New Mexico that contains numerous legacy uranium mines and mills. At the time, the EPA stated it had incurred approximately $9.6 million in response costs. Also, in May, 2022, and August, 2024, Hecla Limited received a letter from a PRP notifying Hecla Limited that other PRPs may seek cost recovery and contribution from Hecla Limited under CERCLA for certain investigatory work performed by the PRPs at the SMCB site. Hecla Limited cannot with reasonable certainty estimate the amount or range of liability, if any, relating to this matter because of, among other reasons, the lack of information concerning the site, including the relative contributions of contamination by the various PRPs.

Carpenter Snow Creek and Barker-Hughesville Sites in Montana

In July 2010, the EPA made a formal request to Hecla for information regarding the Carpenter Snow Creek Superfund site located in Cascade County, Montana. The Carpenter Snow Creek site is located in a historical mining district, and in the early 1980s Hecla Limited leased 6 mining claims and performed limited exploration activities at the site. Hecla Limited terminated the mining lease in 1988.

In June 2011, the EPA informed Hecla Limited that it believes Hecla Limited, and several other PRPs, may be liable for cleanup of the site or for costs incurred by the EPA in cleaning up the site. The EPA stated in the letter that it has incurred approximately $4.5 million in response costs and estimated that total remediation costs may exceed $100 million. Hecla Limited cannot with reasonable certainty estimate the amount or range of liability, if any, relating to this matter because of, among other reasons, the lack of information concerning the site, including the relative contributions of contamination by various other PRPs.

In February 2017, the EPA made a formal request to Hecla for information regarding the Barker-Hughesville Mining District Superfund site located in Judith Basin and Cascade Counties, Montana. Hecla Limited submitted a response in April 2017. The Barker-Hughesville site is located in a historic mining district, and between approximately June and December 1983, Hecla Limited was party to an agreement with another mining company under which limited exploration activities occurred at or near the site.

In August 2018, the EPA informed Hecla Limited that it and several other PRPs may be liable for cleanup of the site or for costs incurred by the EPA in cleaning up the site. The EPA did not include an amount of its alleged response costs to date. Hecla Limited cannot with reasonable certainty estimate the amount or range of liability, if any, relating to this matter because of, among other reasons, the lack of information concerning past or anticipated future costs at the site and the relative contributions of contamination by various other PRPs.

Contingencies Relating to Casa Berardi Segment

In May, 2023, the wall of an impoundment dam (HM3) storing mixed waste material (i.e. clay, till, and rock, but not tailings or other deleterious materials) stripped during open pit mining at Casa Berardi experienced a slip resulting in the waste material being mobilized downstream. The incident is under investigation by the Quebec Ministry of Environment, Fight Against Climate Change, Wildlife and Parks ("MELCCFP"), and possibly other Provincial or Federal regulators. As a result of such investigation(s), it is possible that our Hecla Quebec subsidiary and its directors and officers could face an enforcement action. An enforcement action could lead to monetary penalties, which could range from tens of thousands of dollars (Canadian) to millions of dollars (Canadian). Based on a review of precedent by Quebec legal counsel, we do not believe any penalties would be material to Hecla, but it is possible that they could be material. In addition, our future permitting efforts at Casa Berardi could be negatively impacted if the relevant regulator(s) are influenced by any alleged or actual (i) permit violations or (ii) other compliance failures.

As disclosed below in *Note 17: Subsequent Events*, the sale of our subsidiary that owns the Casa Berardi segment to Orezone Gold Corporation ("Orezone") is pending. Under the terms of the sale, we have agreed to reimburse Orezone for any financial penalties, fines, charges, surcharges or other amounts payable as a result of the HM3 incident described above, excluding any remediation, closure or similar work at HM3 or any costs associated therewith. We are not liable for any portion of such penalties resulting from actions taken at Casa Berardi after closing. Another term of the transaction provides Orezone with a set-off right to reduce future deferred cash payments or contingent royalty payments owed to us if the financial assurance required under Casa Berardi's updated closure plan exceeds $150 million. Specifically, Orezone may reduce such future payments by 50% of any amount by which the required financial assurance exceeds $150 million, excluding amounts arising from the mine's post-closing actions that increase the closure scope beyond what is currently contemplated.

Debt

See *Note 9* for information on the commitments related to our debt arrangements as of December 31, 2025.

Other Commitments

Our contractual obligations as of December 31, 2025 included open purchase orders and commitments of $6.1 million, $7.1 million, $6.8 million, and $8.5 million for various capital and non-capital items at Greens Creek, Lucky Friday, Keno Hill, and Casa Berardi, respectively. We also have total commitments of $14.9 million relating to scheduled payments on finance leases, including interest, primarily for equipment at our Greens Creek, Lucky Friday, Casa Berardi, and Keno Hill units, and total commitments of $9.3 million relating to payments on operating leases (see *Note 9* for more information). As part of our ongoing business and operations, we are required to provide surety bonds, bank letters of credit, and restricted deposits for various purposes, including financial support for environmental reclamation obligations and workers compensation programs. As of December 31, 2025, we had surety bonds totaling $227.5 million and letters of credit totaling $6.7 million in place as financial support for future reclamation and closure costs, self-insurance, and employee benefit plans. The obligations associated with these instruments are generally related to performance requirements that we address through ongoing operations. As the requirements are met, the beneficiary of the associated instruments cancels or returns the instrument to the issuing entity. Certain of these instruments are associated with operating sites with long-lived assets and will remain outstanding until closure of the sites. We believe we are in compliance with all applicable bonding requirements and will be able to satisfy future bonding requirements as they arise.

Other Contingencies

We also have certain other contingencies resulting from litigation, claims, EPA investigations, and other commitments and are subject to a variety of environmental and safety laws and regulations incident to the ordinary course of business, including two active lawsuits in federal courts in Idaho and Alaska, respectively, involving labor and employment matters. We currently have no basis to conclude that any or all of such contingencies will materially affect our financial position, results of operations or cash flows. However, in the future, there may be changes to these contingencies, or additional contingencies may occur, any of which might result in an accrual or a change in current accruals recorded by us, and there can be no assurance that their ultimate disposition will not have a material adverse effect on our financial position, results of operations or cash flows.

Note 17: Subsequent Events

On January 26, 2026, following a review of how Casa Berardi fits into our future strategy, we entered into a material definitive agreement for the sale of our Hecla Quebec Inc. subsidiary which owns the Casa Berardi segment to Orezone for up to $593 million in total consideration. The transaction is expected to close in the first quarter of 2026, subject to the satisfaction of customary closing conditions. There can be no assurance that the transaction will be completed on the expected timeline or at all, or that we will receive the full anticipated consideration.

Details of the consideration to be received are as follows:

- Cash consideration of $160 million due upon closing;
- Equity consideration of approximately 65.7 million Orezone common shares, to be issued upon closing, valued at $112 million as of January 26, 2026;
- Deferred cash consideration of $30 million and $50 million to be paid at 18 months and 30 months, respectively, from closing; and
- Contingent consideration of up to $241 million consisting of:
  - Production-based royalty payments of up to $211 million ($80/ounce for the first 500,000 ounces, then $180/ounce thereafter from open pit operations)
  - Permit receipt payment of $20 million upon grant of permits
  - Gold price-linked payment of up to $10 million at gold prices exceeding $4,200/ounce.

Under the terms of the transaction, Orezone is entitled to reduce future deferred cash payments or contingent royalty payments owed to us if the financial assurance required under Casa Berardi's updated closure plan exceeds $150.0 million, by 50% of such excess amount. This excludes amounts arising from the mine's post-closing actions that increase the closure scope beyond what is currently contemplated.

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